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As filed with the Securities and Exchange Commission on October 26, 2007

Registration No. 333-145341

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OSG America L.P.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4400 (Primary Standard Industrial Classification Code Number)	11-3812936 (I.R.S. Employer Identification Number)
Two Harbour Place 302 Knights Run Avenue Suite 1200 Tampa, FL 33602 (813) 209-0600

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Copies to:

John T. Gaffney Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1122	William J. Cooper Andrews Kurth LLP 1350 I Street, N.W. Suite 1100 Washington, D.C. 20005 (202) 662-3044

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER     , 2007

PROSPECTUS

7,500,000 Common Units
Representing Limited Partner Interests

$            per common unit

        We are a Delaware limited partnership recently formed by Overseas Shipholding Group, Inc. (OSG). This is the initial public offering of our common units. We expect the initial public offering price to be between $          and $          per common unit. We have applied to list the common units on the New York Stock Exchange under the symbol "OSP".

        Investing in our common units involves risks that are described in the "Risk Factors" section beginning on page 19 of the prospectus.

        These risks include:

•
We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units, after the establishment of cash reserves and payment of fees and expenses.

•
We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution.

•
We depend on OSG and its affiliates to assist us in operating and expanding our business.

•
Decreases in U.S. refining capacity, particularly in the Gulf Coast region, could adversely affect our ability to grow our fleet, revenues and profitability.

•
OSG and its affiliates may engage in competition with us.

•
Our general partner and its affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to place their interests ahead of yours.

•
Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

•
You will experience immediate and substantial dilution of $9.86 per common unit.

•
Our partnership agreement currently limits the ownership of our partnership interests by individuals or entities that are not U.S. citizens. This restriction could limit the liquidity of our common units.

•
You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.
	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to OSG America L.P. (before expenses)	$	$

        We have granted the underwriters a 30-day option to purchase up to an additional 1,125,000 common units from us at the public offering price, less the underwriting discount, to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the common units on or about                        , 2007.

Joint Bookrunning Managers

Citi	UBS Investment Bank

Merrill Lynch & Co.
Raymond James	DnB NOR Markets

                   , 2007

Summary	1
OSG America L.P.	1
Risk Factors	6
The Transactions	7
Management of OSG America L.P.	9
Principal Executive Offices and Internet Address; SEC Filing Requirements	10
Summary of Conflicts of Interest and Fiduciary Duties	10
The Offering	11
Summary Historical and Pro Forma Financial and Operating Data	15
Risk Factors	19
Risks Inherent in Our Business	19
Risks Inherent in an Investment in Us	36
Tax Risks	46
Use of Proceeds	49
Capitalization	50
Dilution	51
Our Cash Distribution Policy and Restrictions on Distributions	52
General	52
Pro Forma and Forecasted Results of Operations and Cash Available for Distribution	54
Summary of Significant Accounting Policies and Forecast Assumptions	57
Pro Forma and Forecasted Cash Available for Distribution	65
How We Make Cash Distributions	66
Distributions of Available Cash	66
Operating Surplus and Capital Surplus	67
Subordination Period	69
Distributions of Available Cash from Operating Surplus during the Subordination Period	71
Distributions of Available Cash from Operating Surplus after the Subordination Period	72
General Partner Interest	72
Incentive Distribution Rights	72
Percentage Allocations of Available Cash from Operating Surplus	73
General Partner's Right to Reset Incentive Distribution Levels	73
Distributions from Capital Surplus	76
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels	77
Distributions of Cash upon Liquidation	77
Selected Historical and Pro Forma Financial and Operating Data	79
Management's Discussion and Analysis of Financial Condition and Results of Operations	83
Overview	83
Overview—OSG America Predecessor	83
Acquisition of Maritrans Inc.	84
Future Business	84
Factors Affecting Our Historical Results	85
Factors Affecting Our Future Results	86
Critical Accounting Policies	87
Income from Vessel Operations	90
Vessel Expenses	91
Bareboat Charter Expenses	91
Depreciation and Amortization	91
General and Administrative Expenses	92

i

Equity in Income of Affiliated Companies	92
Interest Expense, other	92
EBITDA	93
Effects of Inflation	94
Liquidity and Sources of Capital	94
Off Balance Sheet Arrangements	100
Quantitative and Qualitative Disclosures about Market Risk	100
The Jones Act Product Carrier and Barge Industry	101
Introduction	101
Types of Product Carriers and Barges	102
Jones Act Trade	105
Charter Rates	107
Demand for Jones Act Product Carriers and Barges	108
Supply of Jones Act Vessels	110
Jones Act Product Carrier and Barge Fleet	110
Business	112
OSG America L.P.	112
Our Relationship with OSG	113
Industry Trends	113
Business Opportunities	114
Our Competitive Strengths	114
Our Business Strategies	116
Our Customers and Contracts	116
Our Competition	117
Our Fleet	118
Bareboat Charters from Aker of Our Newbuilds	120
Maritime Security Program (MSP)	123
Management of Ship Operations, Administration and Safety	123
Our Investment in Alaska Tanker Company, LLC	123
Fleet Maintenance	124
Safety	125
Major Oil Company Vetting Process	126
Classification, Inspection and Certification	126
Insurance and Risk Management	127
Regulation	127
Properties	133
Legal Proceedings	133
Management	135
Management of OSG America L.P.	135
Directors, Executive Officers and Key Employees	136
Reimbursement of Expenses of Our General Partner	138
Executive Compensation	138
Compensation of Directors	138
Long-Term Incentive Plan	138
Security Ownership of Certain Beneficial Owners and Management	141
Certain Relationships and Related Party Transactions	143
Distributions and Payments to our General Partner and Its Affiliates	143
Agreements Governing the Transactions	144
Omnibus Agreement	145
Management Agreement	147
Administrative Services Agreement	148

Indemnification Agreements	149
Conflicts of Interest and Fiduciary Duties	150
Conflicts of Interest	150
Fiduciary Duties	156
Description of the Common Units	159
The Units	159
Transfer Agent and Registrar	159
Restrictions on Foreign Ownership	159
Transfer of Common Units	159
The Partnership Agreement	161
Organization and Duration	161
Purpose	161
Power of Attorney	161
Capital Contributions	161
Voting Rights	162
Limited Liability	163
Foreign Ownership	164
Issuance of Additional Securities	165
Amendment of the Partnership Agreement	166
Merger, Sale or Other Disposition of Assets	168
Termination and Dissolution	169
Liquidation and Distribution of Proceeds	169
Withdrawal or Removal of our General Partner	169
Transfer of General Partner Interest	171
Transfer of Ownership Interests in General Partner	171
Transfer of Incentive Distribution Rights	171
Change of Management Provisions	171
Limited Call Right	172
Meetings and Voting	172
Status as Limited Partner	173
Non-citizen Assignees and Redemption	173
Indemnification	174
Reimbursement of Expenses	174
Books and Reports	174
Right to Inspect Our Books and Records	175
Registration Rights	175
Units Eligible for Future Sale	176
Material Tax Consequences	177
Partnership Status	177
Limited Partner Status	178
Tax Consequences of Unit Ownership	179
Tax Treatment of Operations	184
Disposition of Common Units	185
Uniformity of Units	187
Tax-Exempt Organizations and Other Investors	188
Administrative Matters	188
State, Local, Foreign and Other Tax Considerations	190
Underwriting	191
Legal Matters	194
Experts	194
Expenses Related to This Offering	195

Where You Can Find More Information	195
Industry and Market Data	195
Forward-Looking Statements	196
INDEX TO FINANCIAL STATEMENTS	F-1
APPENDIX A Form of First Amended and Restated Agreement of Limited Partnership of OSG America L.P.	A-1
APPENDIX B Application for Transfer of Common Units	B-1
APPENDIX C Glossary of Terms	C-1

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. Unless we otherwise specify, all information and data in this prospectus about our business and fleet refer to the business and fleet that will be contributed to us upon the completion of this offering. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes, unless otherwise noted, that the underwriters' over-allotment option is not exercised. You should read "Risk Factors" for information about important factors that you should consider before buying the common units.

        References in this prospectus to "OSG America L.P.," "we," "our," "us," or similar terms when used in a historical context refer to the assets of Overseas Shipholding Group, Inc. and its vessel-owning subsidiaries that are being contributed to OSG America L.P. in connection with this offering. When used in the present tense or prospectively, those terms refer, depending on the context, to OSG America L.P. or any one or more of its subsidiaries, or to all such entities. References in this prospectus to "OSG" refer, depending upon the context, to Overseas Shipholding Group, Inc. or to any one or more of its subsidiaries, including OSG Ship Management, Inc. and OSG Bulk Ships, Inc., or to Overseas Shipholding Group, Inc. and any one or more of its subsidiaries. OSG Ship Management, Inc. (an affiliate of our general partner) will manage the commercial and technical operation of our fleet pursuant to service agreements. References in this prospectus to "our general partner" refer to OSG America LLC.

        A glossary of terms that should be used as reference when reading this prospectus can be found in Appendix C.

        Unless otherwise indicated, all references to "dollars" and "$" in this prospectus are to, and amounts are presented in, U.S. Dollars.

OSG America L.P.

        We are the largest operator, based on barrel-carrying capacity, of U.S. flag product carriers and barges transporting refined petroleum products. We were recently formed by Overseas Shipholding Group, Inc. (NYSE: OSG), a market leader in providing global energy transportation services. We plan to use the expertise, customer base and reputation of OSG to expand our marine transportation service. Following this offering, our initial fleet of product carriers and barges will consist of ten product carriers, seven articulated tug barges (ATBs) and one conventional tug-barge unit (CTB), with an aggregate carrying capacity of approximately 4.9 million barrels. Alaska Tanker Company, LLC (ATC), a joint venture in which we have a 37.5% ownership interest, transports crude oil from Alaska to the continental United States using a fleet of five crude-oil tankers with an aggregate carrying capacity of 6.3 million barrels. Upon the completion of this offering, OSG will own a 75.5% interest in us, including a 2% interest through our general partner, which OSG owns and controls.

        The majority of our vessels transport refined petroleum products in the U.S. "coastwise" trade over three major trade routes:

  •
  from refineries located on the Gulf Coast to Florida, other lower Atlantic states and the West Coast;

  •
  from refineries located on the East Coast to New England; and

  •
  from refineries located on the West Coast to Southern California and Oregon.

        The Gulf Coast to Florida trade route is the most important of these trade routes due to the absence of pipelines that service Florida and Florida's growing demand for refined petroleum products.

We also provide lightering services on the East Coast by transporting crude oil from large crude-oil tankers to refineries in the Delaware River Basin.

        Our market is protected from direct foreign competition by the Merchant Marine Act of 1920 (the Jones Act), which mandates that all vessels transporting cargo between U.S. ports must be built in the United States, registered under the U.S. flag, manned by U.S. crews and owned and operated by U.S. organized companies that are controlled and at least 75% owned by U.S. citizens (or owned by other entities meeting U.S. citizenship requirements to own vessels operating in the U.S. coastwise trade and, in the case of limited partnerships, where the general partner meets U.S. citizenship requirements for the U.S. coastwise trade). Charter rates for Jones Act vessels have historically been more stable than those of similar vessels operating in the international shipping markets. We currently operate 16 of our 18 vessels in the U.S. coastwise trade in accordance with the Jones Act and all of our future scheduled newbuild deliveries will qualify to operate under the Jones Act.

        OSG has assigned to us its agreements to bareboat charter (as defined in "Appendix C—Glossary of Terms") six newbuild product carriers from subsidiaries of Aker American Shipping, Inc. (Aker) upon their delivery from the shipyard between late 2007 and early 2010. These six product carriers have already been time chartered to customers for fixed periods ranging from 3-7 years, which can be further extended at the customer's option. We also have the opportunity to increase the size of our fleet through the exercise of options granted to us by OSG to:

  •
  purchase up to six newbuild ATBs, scheduled for delivery from Bender Shipbuilding & Repair Co., Inc. (Bender) between mid-2008 and late 2010; and

  •
  acquire the right to bareboat charter up to four newbuild product carriers from Aker, scheduled for delivery between late 2009 and early 2011.

        The options to purchase the ATBs from OSG and the rights to bareboat charter the newbuild product carriers from Aker will be exercisable prior to the first anniversary of the delivery of each vessel. The exercise of any of the options will be subject to the negotiation of a purchase price.

        The following chart details the potential growth of our fleet and its aggregate carrying capacity.

	At IPO		Scheduled Deliveries	After Scheduled Deliveries		Optional Product Carriers and Barges	Phase-out	Total
	Vessels(1)	Capacity (barrels)	2007-2010	Vessels	Capacity (barrels)	2008-2011	2011- 2013	Vessels	Capacity (barrels)
		(in thousands)			(in thousands)				(in thousands)
Product Carriers	10	3,140	6	16	5,084	4	(4)	16	5,056
ATBs(2)	7	1,618	—	8	1,790	6	—	14	3,701
CTBs(2)	1	172	—	0	—	—	—	0	—

Total Fleet	18	4,930	6	24	6,874	10	(4)	30	8,757

(1)
Does not include the five crude-oil tankers operated by ATC.

(2)
Bender is constructing for us two 8,000 horsepower tugs, each with its own ATB coupler system, that are scheduled for delivery in 2008 and 2009. The first tug will allow us to replace the only conventional tug in our fleet and allow us, after minor modifications to the barge, to convert our only CTB into an ATB. We will be responsible for all remaining payments due under the shipbuilding contracts, which we expect will be approximately $25 million.

        In 2006, approximately 73% of our pro forma revenues were from fixed-rate contracts, which includes time-charters, Contracts of Affreightment (COAs), and Consecutive Voyage Charters (CVCs), and the remaining 27% of our pro forma revenues were from single voyage contracts. While the term contracts for our initial fleet of 18 product carriers and barges have an original fixed term of between one and seven years and currently have an average of 1.4 years before they expire, many of our customers are seeking longer-term contracts. Time charters on the six newbuild product carriers that will be delivered to us between late 2007 and early 2010 have an average term of 3.7 years. We believe that our strong customer relationships provide a foundation for stable revenue and long term growth of our business.

Our Relationship with OSG

        One of our key strengths is our relationship with OSG, one of the world's leading energy transportation companies. OSG has been a publicly-listed company since 1970 and primarily provides ocean transportation for crude oil and refined petroleum products throughout the world. As of September 30, 2007, OSG owned or operated a fleet of 107 vessels, aggregating 11.9 million deadweight tons (dwt). OSG has granted us options to purchase up to six newbuild ATBs and to bareboat charter up to four newbuild Jones Act product carriers that are scheduled for delivery between 2008 and 2011. We intend to use the long-standing relationships between OSG and a number of leading integrated oil companies and independent refiners to arrange longer-term time charters for our product carriers and barges.

Business Opportunities

        We believe that the following factors create opportunities for us to execute successfully our business plan and grow our business:

  •
  Growing Reliance on Waterborne Transportation Due to Increasing U.S. Refinery Capacity. According to the Energy Information Administration of the U.S. Department of Energy (EIA), incremental expansions at Gulf Coast refineries are expected to increase production capacity by approximately 1.6 million barrels per day (bpd) by 2016, from their production capacity of approximately 8.1 million bpd in 2006. This represents an overall increase in daily Gulf Coast refining capacity of approximately 20%. According to Wilson Gillette, approximately 30% of all petroleum products refined in the United States in 2006 were transported by water and we believe that 30% of the incremental refined petroleum products resulting from incremental refinery capacity expansions in the Gulf Coast will be transported by water. See "The Jones Act Product Carrier and Barge Industry—Introduction." We also believe that the opportunities we have to increase the size of our fleet will give us the ability to increase our market share of these incremental waterborne movements.

  •
  Limited Supply of Jones Act Vessels. Assuming that older single hull vessels are not retrofitted with double hulls, the provisions of the Oil Pollution Act of 1990 (OPA 90) are expected to reduce the current supply of Jones Act vessels by approximately 37% by 2015, based on deadweight tonnage. See "The Jones Act Product Carrier and Barge Industry—Jones Act Product Carrier and Barge Fleet." Based upon barrel-carrying capacity, approximately 72% of our current fleet is double-hulled. We believe this will, combined with the double-hulled newbuild ATBs and product carriers that we have options to purchase and bareboat charter, give us a significant competitive advantage.

  •
  New Demand for Jones Act Vessels in Deepwater Gulf of Mexico. According to the EIA, deepwater Gulf of Mexico crude oil production is expected to increase from approximately 840,000 bpd in 2005 to approximately 2,000,000 bpd by 2015. We believe that this forecast growth in crude-oil production will create demand for vessels to carry crude oil from offshore oil fields to coastal refineries because pipelines may not be economically or technically feasible. If we exercise one or more of our options to purchase ATBs from OSG and bareboat charter product carriers from

    Aker, we may have the opportunity to develop a Jones Act shuttle business in the Gulf of Mexico.

Our Competitive Strengths

        We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

  •
  Number One Market Position. We are the leading transporter of refined petroleum products in the United States Jones Act trade and the largest provider, based on barrel-carrying capacity, of waterborne transportation services for refined petroleum products from Gulf Coast refineries to Florida. According to Wilson Gillette, this trade route represented approximately 51% of the total U.S. coastwise petroleum product transportation demand in 2006. We expect demand for waterborne transportation of refined petroleum products on this trade route to continue to grow in line with higher-than-average population growth in Florida. According to the Bureau of Economic Analysis of the U.S. Department of Commerce and the U.S. Census Bureau, the average GDP growth from 2000 to 2006 for Florida was 4.4% compared to the United States average of 2.5% and the population of Florida grew 13.2% between April 2000 and July 2006, compared to the United States growth rate over the same period of 6.4%. Because Florida has no interstate refined product pipelines or refineries and so long as none are built, waterborne transportation will continue to be the principal means of transporting refined petroleum products into the state.

  •
  Stable and Growing Cash Flows from Medium to Long-Term Charters. Of our 18 product carriers and barges currently in service, nine are performing under term contracts with durations of two to seven years. Of the remainder, four are employed under COAs or time charters with optional renewal features with charterers that have employed these vessels for periods of two years or more. The average remaining life of our term contracts is approximately 1.4 years. We currently have only one product carrier and one ATB currently trading on the spot market. Our six newbuild product carriers to be delivered by Aker between late 2007 and early 2010 are fixed on time charters with an average length of 3.7 years, which can be extended by the customer for up to an additional four years on average. As the supply of Jones Act vessels decreases due to OPA 90, we expect more customers to seek longer-term charters to secure shipping capacity.

  •
  Visible Growth Opportunities. Our initial fleet will consist of 18 vessels with an aggregate carrying capacity of 4.9 million barrels. Upon their delivery between late 2007 and early 2010, we will bareboat charter-in six newbuild product carriers, at which time we expect to have a fleet of 24 vessels with an aggregate carrying capacity of 6.9 million barrels. If we exercise all six of our options to purchase newbuild ATBs from OSG and all four of our options to bareboat charter two newbuild product carriers and two newbuild shuttle tankers from Aker between 2008 and 2011, our carrying capacity will increase to 8.8 million barrels, after planned retirement of four single-hull product carriers in the period from 2011 through 2013. We believe that employing a fleet of owned and bareboat chartered vessels provides us operational and financial flexibility, because the chartered vessels require less capital than owned vessels.

  •
  Large, Versatile Fleet of Double-Hull Vessels. Of the 18 vessels in our initial fleet, 13 are double-hulled and one ATB is being retrofitted with a double hull. After delivery of the six newbuild product carriers from Aker, and assuming we exercise all six of our options with OSG to purchase ATBs to be constructed by Bender and all four of our options with OSG to bareboat charter two newbuild product carriers and two newbuild shuttle tankers from Aker, our fleet will be the largest, and among the youngest, in the Jones Act trade. Newer vessels are more fuel-efficient, cost-effective and environmentally sound than older vessels. We believe that employing a larger fleet consisting primarily of new double-hulled product carriers and ATBs allows us effectively to meet the requirements of various customers in a number of different markets and provides us with a significant competitive advantage.

  •
  Strong Long-term Relationships with High Quality Customers. Through our Predecessor (as defined in "Appendix C—Glossary of Terms"), we have established long-term relationships with our customers by working closely with them to meet or exceed their expectations for service, safety and environmental compliance. The majority of our shipping revenues comes from large integrated oil companies and independent refiners such as Chevron Corporation, Sunoco, Inc., Marathon Oil Corporation, Valero Energy Corporation and Tesoro Corporation. We believe that our track record and performance have made us their provider of choice.

Our Business Strategies

        Our primary business objective is to continue to grow our distributable cash flow per unit by executing the following strategies:

  •
  Increase Market Share. We operate the largest fleet of U.S. flag product carriers and barges, based on barrel-carrying capacity, transporting refined petroleum products. Our bareboat charter of six newbuild product carriers from Aker and, assuming we exercise all of our options with OSG to bareboat charter two newbuild product carriers and two newbuild shuttle tankers from Aker and to purchase six newbuild ATBs to be constructed by Bender, will further strengthen our leading position in the Jones Act trade. We will continue to evaluate strategic acquisitions in order to meet the demand for U.S. flag vessels in a manner that will increase our distributable cash flow.

  •
  Capitalize on Relationship with OSG. We intend to use OSG's customer relationships with leading integrated oil companies and independent refiners to secure longer-term contracts for our vessels.

  •
  Generate Stable Cash Flows With High-Quality Charterers. Our customers are predominantly leading integrated oil companies and independent refiners. We believe that entering into medium to long-term charters with these customers will provide us with relatively stable cash flows.

  •
  Expand into Related Segments. We believe that our high-quality Jones Act vessels, our reputation for dependable service and our relationship with OSG will enable us expand into new segments, such as shuttle tankers in the Gulf of Mexico. In addition, three of the six newbuild ATBs that we have options to purchase from OSG are already chartered to Sunoco for lightering business in the Delaware Bay.

  •
  Emphasize Safety. We have an excellent vessel safety record and reputation for customer service and support. We believe that by maintaining a high standard for operational safety and environmental compliance, we will be able to maintain our leading market position.

  •
  Maintain Financial Strength and Flexibility. We intend to maintain financial strength and flexibility so as to enable us to pursue acquisition opportunities as they arise. We will have access to approximately $200 million under our new senior secured revolving credit facility for working capital and acquisitions, of which we anticipate approximately $149.0 million will be undrawn at completion of this offering.

Risk Factors

        Before you invest in our common units, you should carefully consider all the information in this prospectus, including the risks described in the section entitled "Risk Factors," beginning on page 19 of this prospectus. We believe that the following are some of the major risks and uncertainties that may affect us:

Risks Related to Our Business

  •
  Following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner, we may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units.

  •
  The assumptions underlying the forecast of cash available for distribution, which is included in "Our Cash Distribution Policy and Restrictions on Distributions—Pro Forma and Forecasted Results of Operations and Cash Available for Distribution" are inherently uncertain and subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

  •
  We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, our general partner is required to deduct estimated maintenance capital expenditures from operating surplus each quarter, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.

  •
  Our debt levels may limit our flexibility to obtain additional financing and to pursue other business opportunities.

  •
  Decreases in U.S. refining activity, particularly in the Gulf Coast region, could adversely affect our ability to grow our fleet, revenues and profitability.

  •
  We have a limited operating history, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment.

  •
  We depend on OSG and its affiliates to assist us in operating and expanding our business.

  •
  We derive our revenues from certain major customers and the loss of any of these customers or time charters with any of them could result in a significant loss of revenues and cash flow.

Risks Inherent in an Investment in Us

  •
  OSG controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including OSG, have conflicts of interest with us and limited fiduciary duties, and may favor their own interests to your detriment.

  •
  OSG and its affiliates may engage in competition with us.

  •
  Cost reimbursements payable to our general partner and its affiliates, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to you.

  •
  Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

  •
  You will experience immediate and substantial dilution of $9.86 in tangible net book value per common unit.

  •
  Our partnership agreement currently limits the ownership of our partnership interests by individuals or entities that are not U.S. citizens. This restriction could limit the liquidity of our common units.

  •
  Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price and is not required to obtain a fairness opinion in connection with the exercise of its call right.

Tax Risks to Common Unitholders

  •
  Our tax treatment depends on our status as a partnership for federal income tax purposes and not being subject to entity-level taxation by states. If the IRS was to treat us as a corporation or if we were to become subject to entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

  •
  The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

  •
  If the IRS contests the federal income tax positions we take, the market for our common units may be adversely affected and the costs of any contest will be borne by our unitholders and our general partner.

  •
  You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

  •
  Tax gain or loss on the disposition of our common units could be different than expected.

The Transactions

General

        We are a Delaware limited partnership formed on May 14, 2007 by OSG to expand its marine transportation service for refined petroleum products transported between ports in the United States and crude oil transported from foreign flag product carriers to refineries located in and around Delaware Bay.

        At or prior to completing this offering, we will enter into the following transactions to transfer to us the 18 vessels making up our initial fleet and to grant us options to purchase up to six newbuild ATBs from OSG and to acquire from OSG the right to bareboat charter up to four newbuild product carriers from Aker, as further described in this prospectus, and to effect the public offering of our common units:

  •
  Pursuant to contribution agreements with OSG, OSG will contribute to us all of the outstanding membership interests of the subsidiaries that own or operate the 18 vessels in our initial fleet and the subsidiaries that have committed to bareboat charter six newbuild product carriers from certain subsidiaries of Aker, as well as a 37.5% membership interest in ATC;

  •
  We will issue to OSG 7,500,000 common units and 15,000,000 subordinated units, representing a 73.5% limited partner interest in us, and satisfy our obligation to reimburse OSG for approximately $136.5 million of capital expenditures incurred prior to this offering with the net proceeds from this offering, as consideration for the contribution to us of all of the outstanding membership interests of the subsidiaries and the 37.5% membership interest in ATC described in the first bullet point;

  •
  We will issue to our general partner, OSG America LLC, a wholly-owned subsidiary of OSG, a 2% general partner interest in us and all of our incentive distribution rights, which will entitle our general partner to increasing percentages of the cash we distribute in excess of $0.43125 per unit per quarter;

  •
  We will issue 7,500,000 of our common units to the public, representing a 24.5% limited partner interest in us, and will use the net proceeds as described under "Use of Proceeds;"

  •
  We will borrow $51.0 million under our new senior secured revolving credit facility to repay $50.0 million of non interest-bearing advances from a wholly-owned subsidiary of OSG in respect to borrowings to fund preformation capital expenditures, with non-fixed repayment terms and no prepayment penalties, and $1.0 million of related bank fees. These capital expenditures represent the costs of certain improvements made in respect of the vessels being contributed to us upon completion of this offering, including construction payments.

        In addition, at or prior to completing this offering, we will enter into the following agreements:

  •
  A management agreement with OSG Ship Management, Inc. (OSGM), pursuant to which OSGM will agree to provide commercial and technical management services to us;

  •
  An administrative services agreement with OSGM, pursuant to which OSGM will agree to provide administrative services to us;

  •
  An omnibus agreement with OSG, our general partner and others, setting forth, among other things:

  •
  when we and OSG may compete with each other;

  •
  certain rights of first offer on Jones Act product carriers and barges;

  •
  the grant to us of options to purchase the membership interests of one or more subsidiaries of OSG that have entered into shipbuilding contracts with Bender for six newbuild ATBs;

  •
  the grant to us of options to acquire the membership interests of one or more subsidiaries of OSG that have entered into agreements to bareboat charter from subsidiaries of Aker four newbuild product carriers, upon delivery of those vessels; and

  •
  A $200 million senior secured revolving credit facility with ING Bank N.V. and DnB NOR Bank ASA.

        For further details on our agreements with OSG and OSGM, including the consideration paid under those agreements, please read "Certain Relationships and Related Party Transactions."

Holding Company Structure

        As is typical of publicly traded limited partnerships, we are a holding entity and will conduct our operations and business through subsidiaries in order to maximize operational flexibility.

Organizational Structure after the Transactions

        The following diagram depicts our organizational structure after giving effect to the transactions:

Public Common Units	24.5%
OSG Common Units	24.5%
OSG Subordinated Units	49.0%
General Partner Interest	2.0%

100.0%

1.
We are a holding entity. Our subsidiaries own and operate our vessels, as well as bareboat charter-in vessels from Aker. For further details, please see "Business—Bareboat Charters from Aker of Our Newbuilds."

Management of OSG America L.P.

        Our general partner, OSG America LLC, will manage our operations and activities. The two executive officers and four of the directors of OSG America LLC also serve as executive officers or directors of OSG. For more information about these individuals, please read "Management—Directors, Executive Officers and Key Employees."

        Unlike shareholders in a publicly-traded corporation, our unitholders will not be entitled to elect our general partner or its directors.

        Our general partner will not receive any management fee or other compensation in return for its management of our business. However, it will be entitled to be reimbursed for all direct and indirect expenses incurred on our behalf and also be entitled to distributions on its general partner interest and, if specified requirements are met, based upon its incentive distribution rights. Please read "Certain Relationships and Related Party Transactions" and "Management—Reimbursement of Expenses of Our General Partner."

        We will enter into a management agreement with OSGM relating to the provision of commercial and technical management services and an administrative services agreement relating to the provision of administrative services. Please read "Certain Relationships and Related Party Transactions—

Management Agreement" and "Certain Relationships and Related Party Transactions—Administrative Services Agreement."

Principal Executive Offices and Internet Address; SEC Filing Requirements

        Our principal executive offices are located at Two Harbour Place, 302 Knights Run Avenue, Suite 1200, Tampa, Florida 33602 and our phone number is 813-209-0600. Our website is located at http://www.osgamerica.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website as soon as reasonably practicable after those reports and other information are electronically filed with, or furnished to, the SEC. Information on our website or any other website, including OSG's website, is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. Please see "Where You Can Find More Information" for an explanation of our reporting requirements.

Summary of Conflicts of Interest and Fiduciary Duties

        OSG America LLC, our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty is commonly referred to as a "fiduciary" duty. However, because OSG America LLC is owned by OSG, the officers and directors of OSG America LLC also have fiduciary duties to manage the business of OSG America LLC in a manner beneficial to OSG. In addition:

  •
  the two executive officers and four of the directors of OSG America LLC also serve as executive officers or directors of OSG;

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  OSG and its other affiliates may engage in competition with us; and

  •
  we and certain of our operating subsidiaries have entered into arrangements, and may enter into additional arrangements, with OSG and its subsidiaries, including OSGM, relating to the acquisition of additional vessels, the provision of certain services and other matters.

        Please read "Management—Directors, Executive Officers and Key Employees" and "Certain Relationships and Related Party Transactions."

        As a result of these relationships, conflicts of interest may arise between us and our unitholders, on the one hand, and OSG and its other affiliates, including our general partner, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read "Conflicts of Interest and Fiduciary Duties."

        In addition, our partnership agreement contains provisions that reduce the standards of conduct to which our general partner would otherwise be held under Delaware law. For example, our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders and restricts the remedies available to unitholders. By purchasing a common unit, you are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in the partnership agreement. Please read "Conflicts of Interest and Fiduciary Duties" for a description of the fiduciary duties that would otherwise be imposed on our general partner under Delaware law, the material modifications of those duties contained in our partnership agreement and certain legal rights and remedies available to our unitholders under Delaware law.

        For a description of our other relationships with our affiliates, please read "Certain Relationships and Related Party Transactions."

The Offering

Common units offered to the public	7,500,000 common units.
8,625,000 common units if the underwriters exercise their over-allotment option in full.
Our partnership agreement currently limits ownership by non-U.S. citizens to 15% of our partnership interests.
Units outstanding after this offering	15,000,000 common units and 15,000,000 subordinated units, each representing a 49% limited partner interest in us.
Use of proceeds
We intend to use the net proceeds of this offering to satisfy our obligation to reimburse OSG for approximately $136.5 million of capital expenditures incurred in the 24 months prior to this offering to improve the assets being contributed to us by OSG upon the closing of this offering, as partial consideration for the contribution to us of all of the outstanding membership interests of the subsidiaries that own or operate those assets.

The net proceeds from any exercise of the underwriters' over-allotment option will be used to redeem from OSG a number of common units equal to the number of common units issued upon exercise of the over-allotment option, at a price per common unit equal to the proceeds per common unit before expenses, but after underwriting discounts, commissions and structuring fees.
Cash distributions
To the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner, we intend to make minimum quarterly distributions of $0.375 per common unit. In general, we will pay any quarterly cash distributions in the following manner:
• first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.375 plus any arrearages from prior quarters;
• second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.375; and
• third, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received an aggregate distribution of $0.43125.

If cash distributions exceed $0.43125 per unit in any quarter, our general partner will receive increasing percentages, up to 50% (including its 2% general partner interest), of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions."

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner to provide for the proper conduct of our business, to comply with any applicable debt instruments and to provide funds for future distributions. We refer to this cash as "available cash," and its meaning is defined in our partnership agreement attached as Appendix A and in the glossary of terms attached as Appendix C. Depending upon the performance of our business, the amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution of $0.375 to be distributed on all units.

Our pro forma, as adjusted available cash from operating surplus generated during the year ended December 31, 2006 and the twelve months ended June 30, 2007, calculated assuming this offering and related transactions occurred on January 1, 2006 and July 1, 2006, respectively, would have been $25.7 million and $28.7 million, respectively. Our pro forma available cash to make distributions during the year ended December 31, 2006 and twelve months ended June 30, 2007 would have been sufficient to allow us to pay 100% of the minimum quarterly distribution of $0.375 per unit per quarter (or $1.50 per unit on an annualized basis) on our common units and 12% and 25%, respectively, of the minimum quarterly distribution on our subordinated units. Please read "Our Cash Distribution Policy and Restrictions on Distributions—Pro Forma and Forecasted Results of Operations and Cash Available for Distribution."

We have included a forecast of our cash available for distribution for the twelve months ending December 31, 2008 in "Our Cash Distribution Policy and Restrictions on Distributions—Pro Forma and Forecasted Results of Operations Cash Available for Distribution." We believe, based on our financial forecast and related assumptions, that we will have sufficient cash from operations, including working capital borrowings, to enable us to pay the full minimum quarterly distribution of $0.375 on all units for each quarter through December 31, 2008.
Subordinated units
OSG will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period applicable to the subordinated units, each subordinated unit will be entitled to receive the minimum quarterly distribution of $0.375 only after the common units have received the minimum quarterly distribution and any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period will end when we have earned and paid at least $0.375 on each outstanding unit and the corresponding distribution on the 2% general partner interest for any three consecutive four quarter periods ending on or after September 30, 2010. The subordination period may also end prior to September 30, 2010 if the financial test for early conversion of subordinated units is met, as described below.
When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis and the common units will no longer be entitled to arrearages.
Early conversion of subordinated units	If we have earned and paid at least $2.25 (150% of the annualized minimum quarterly distribution) on each outstanding unit for any four quarter period ending on or before the date of determination, the subordinated units will convert into common units. Please read "How We Make Cash Distributions—Subordination Period."
General partner's right to reset the target distribution levels
Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50%) for each of the prior four consecutive quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the exercise of the reset election (we refer to this amount as the "reset minimum quarterly distribution") and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount as in our current target distribution levels.

In connection with resetting these target distribution levels, our general partner will be entitled to receive Class B units. The Class B units will be entitled to the same cash distributions per unit as our common units and will be convertible at any time into an equal number of common units. The number of Class B units to be issued will be equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. For a more detailed description of our general partner's right to reset the target distribution levels upon which the incentive distribution payments are based and the concurrent right of our general partner to receive Class B units in connection with this reset, please read "How We Make Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."
Issuance of additional units	We can issue an unlimited number of units that rank equal with or senior to the common units without the consent of our unitholders.
Limited voting rights
Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. As a result, you will initially be unable to remove our general partner without its consent because OSG will own sufficient units upon completion of this offering to prevent the removal of our general partner. Please read "The Partnership Agreement—Voting Rights."

Limited call right
If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining outstanding common units at a price equal to the greater of the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this call right.
Estimated ratio of taxable income to distributions
We estimate that if you hold the common units you purchase in this offering through December 31, 2010, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you for that period. For example, if you receive an annual distribution of $1.50 per common unit, we estimate that your average allocable federal taxable income per year will be no more than $0.30 per common unit. Please read "Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distribution" for the basis of this estimate.
Exchange listing	We have applied to list the common units on the New York Stock Exchange under the symbol "OSP".

        Unless otherwise stated, common units outstanding and other information based thereon in this prospectus do not reflect:

  •
  common units issuable upon exercise of the underwriters' over-allotment option; and

  •
  awards that may be granted under our 2007 Omnibus Incentive Compensation Plan, including an aggregate of 2,250 common units we expect to grant to the non-management directors of our general partner upon completion of this offering, subject to vesting conditions (see "Management—Long-Term Incentive Plan").

Summary Historical and Pro Forma Financial and Operating Data

        The following table presents summary:

  •
  historical financial and operating data of our Predecessor; and

  •
  pro forma financial and operating data of OSG America L.P.

        The summary historical financial data has been prepared on the following basis:

  •
  The historical financial data of our Predecessor as of and for the years ended December 31, 2002 and 2003, and the balance sheet of our Predecessor as of and for the year ended December 31, 2004, are derived from unaudited combined carve-out financial statements of our Predecessor, which are not included in this prospectus.

  •
  The historical financial data of our Predecessor as of and for the years ended December 31, 2005 and 2006, and the related Predecessor combined carve-out statements of operations, changes in stockholder's deficiency and cash flows for the three years ended December 31, 2006, are derived from audited combined carve-out financial statements of our Predecessor, which are included elsewhere in this prospectus.

  •
  The historical financial data of our Predecessor as of and for the six months ended June 30, 2006 and 2007 are derived from unaudited combined carve-out financial statements of our Predecessor, which, other than the unaudited combined balance sheet at June 30, 2006, are included elsewhere in this prospectus.

        The unaudited pro forma financial data of OSG America L.P. gives pro forma effect to:

  •
  the acquisition of Maritrans Inc. by OSG on November 28, 2006;

  •
  the completion of this offering and related transactions; and

  •
  the use of the net proceeds of this offering as described in "Use of Proceeds."

        The pro forma financial data are derived from our unaudited pro forma combined financial statements. The pro forma income statement data for the year ended December 31, 2006 assumes that this offering and related transactions occurred on January 1, 2006. The pro forma balance sheet data as at June 30, 2007 assumes this offering and related transactions occurred at June 30, 2007. A more complete explanation of the pro forma data can be found in our unaudited pro forma combined financial statements included with this prospectus.

        The following table presents two financial measures that we use in our business, being net time charter equivalent revenues and EBITDA. These financial measures are not calculated or presented in accordance with U.S. generally accepted accounting principles (U.S. GAAP). We explain these measures below and reconcile them to their most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in "—Non-U.S. GAAP Financial Measures" below.

        The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Historical							Pro Forma
	Year Ended December 31,					Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2002 (unaudited)	2003 (unaudited)	2004(1)	2005	2006	2006	2007	2006	2007
	(in thousands, except per share data and operating data)
Income Statement Data:
Shipping Revenues	$22,952	$26,051	$31,799	$49,840	$88,852	$37,837	$99,100	$190,654	$99,100
Operating Expenses
Voyage expenses(2)	278	366	366	3,055	10,592	4,402	14,844	36,872	14,844
Vessel expenses(3)	10,184	10,571	12,077	19,550	34,430	13,193	36,112	64,609	36,112
Bareboat charter expenses	—	—	—	—	—	—	3,009	—	3,009
Depreciation and amortization	5,798	6,303	10,811	14,553	21,592	9,497	22,464	43,537	22,464
General and administrative	1,544	1,920	3,542	4,246	7,942	3,339	10,112	25,339	10,912
Loss on charter termination	—	—	—	2,486	—	—	—	—	—

Total operating expenses	17,804	19,160	26,796	43,890	74,556	30,431	86,541	170,357	87,341

Income from vessel operations	5,148	6,891	5,003	5,950	14,296	7,406	12,559	20,297	11,759
Equity in income of affiliated companies	7,776	7,584	7,097	8,066	6,811	2,991	2,258	6,811	2,258

Operating income	12,924	14,475	12,100	14,016	21,107	10,397	14,817	27,108	14,017
Other income	—	—	2	1	9	9	(8)	9	(8)
Interest expense	(9,776)	(8,304)	(9,224)	(10,685)	(12,612)	(5,993)	(6,708)	(9,800)	(4,320)

Income before federal income taxes	3,148	6,171	2,878	3,332	8,504	4,413	8,101	17,317	9,689
(Provision) / credit for federal income taxes	(1,102)	(2,160)	(1,007)	(1,325)	(768)	264	(1,224)	—	—

Net income	$2,046	$4,011	$1,871	$2,007	$7,736	$4,677	$6,877	$17,317	$9,689

Net income per unit (basic and diluted)(4)								$0.57	$0.32

Balance Sheet Data:
Vessels(5)	$41,806	$37,071	$70,932	$132,160	$418,702	—	$419,002		$419,002
Total assets	$54,502	$48,954	$85,521	$149,134	$610,957	—	$618,073		$619,073
Total debt(6)	$196,392	$184,167	$219,766	$272,927	$660,929	—	$662,545		$137,789
Stockholder's/partners' equity (deficiency)	$(161,215)	$(157,204)	$(155,133)	$(152,026)	$(144,290)	—	$(137,413)		$464,803
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$2,385	$12,379	$7,141	$19,800	$13,299	$2,471	$21,515	—	—
Investing activities	$(3,239)	$—	$(43,012)	$(74,116)	$(345,483)	$(3,544)	$(22,480)	—	—
Financing activities	$689	$(12,225)	$35,799	$54,261	$332,399	$1,208	$965	—	—
Other Financial Data:
Time Charter Equivalent Revenue	$22,674	$25,685	$31,433	$46,785	$78,260	$33,435	$84,256	$153,782	$84,256
EBITDA	$18,722	$20,778	$22,913	$28,570	$42,708	$19,903	$37,273	$70,654	$36,473
Capital Expenditures
Expenditures for vessels and equipment	$3,239	$—	$43,012	$74,116	$4,623	$3,544	$22,480	—	—
Expenditures for drydocking	$4,435	$—	$2,739	$115	$5,835	$5,681	$4,288	—	—
Operating Data:
Total capacity days	730	730	1,232	1,662	2,501	1,086	3,037	5,840	3,037
Revenue days	640	729	1,193	1,639	2,368	1,003	2,656	5,268	2,656
Drydock days	89	—	37	4	108	77	331	500	331
Repair days	1	1	2	19	25	6	50	72	50

(1)
Only the Predecessor combined carve-out statements of operations, changes in stockholder's deficiency and cash flows have been audited in respect of the year ended December 31, 2004. The balance sheet for the year ended December 31, 2004 is unaudited.

(2)
Voyage expenses are all expenses unique to a particular voyage, including commissions, port charges, cargo handling operations, canal dues and fuel.

(3)
Vessel expenses consist of all expenses related to the operation of the vessels, including crewing, repairs and maintenance, insurance, stores, spares, lubricants and miscellaneous expenses.

(4)
Please read Note 6 of our unaudited pro forma combined financial statements included in this prospectus for a calculation of our pro forma net income per unit.

(5)
Vessels consist of (a) vessels, at cost, less accumulated depreciation, (b) vessels under capital leases, at cost, less accumulated depreciation, and (c) construction in progress.

(6)
Total debt includes long-term debt, capital lease obligations and advances from affiliates.

Non-U.S. GAAP Financial Measures

        Consistent with general practice in the shipping industry, we use time charter equivalent (TCE) revenues, which represents shipping revenues less voyage expenses, as a measure to compare revenues generated from voyage charters to revenues generated from time charters. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.

        The following table reconciles TCE revenues to shipping revenues.

	Historical
						Six Months Ended June 30,		Pro Forma
	Year Ended December 31,
								Year Ended December 31, 2006	Six Months Ended June 30, 2007
	2002	2003	2004	2005	2006	2006	2007
Income Statement Data:
TCE revenues	$22,674	$25,685	$31,433	$46,785	$78,260	$33,435	$84,256	$153,782	$84,256
Voyage expenses	278	366	366	3,055	10,592	4,402	14,844	36,872	14,844

Shipping revenues	$22,952	$26,051	$31,799	$49,840	$88,852	$37,837	$99,100	$190,654	$99,100

        EBITDA represents net income plus interest expense, provision for income taxes, depreciation and amortization expense. EBITDA is presented to provide investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods.

        EBITDA assists our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items may significantly affect net income between periods and are affected by various and possibly changing financing methods, capital structure and historical cost basis. We believe that including EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold common units.

        EBITDA allows us to assess the ability of assets to generate cash sufficient to service debt, make distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as drydocking expenditures and working capital changes (which may vary significantly from period to period), EBITDA provides a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of existing cash distribution commitments to unitholders. Use of EBITDA as a liquidity measure also permits investors to assess our fundamental ability to generate cash sufficient to meet cash needs, including distributions on our common units.

        EBITDA should not be considered a substitute for net income or cash flow from operating activities and other operations or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating results and performance, it is not necessarily comparable to other similar titled captions of other companies due to differences in methods of calculation.

        The following table reconciles net income to EBITDA.

	Historical
						Six Months Ended June 30,		Pro Forma
	Year Ended December 31,
								Year Ended December 31, 2006	Six Months Ended June 30, 2007
	2002	2003	2004	2005	2006	2006	2007
Income Statement Data:
Net income	$2,046	$4,011	$1,871	$2,007	$7,736	$4,677	$6,877	$17,317	$9,689
Provision / (credit) for federal income taxes	1,102	2,160	1,007	1,325	768	(264)	1,224	—	—
Interest expense	9,776	8,304	9,224	10,685	12,612	5,993	6,708	9,800	4,320
Depreciation and amortization	5,798	6,303	10,811	14,553	21,592	9,497	22,464	43,537	22,464

EBITDA	$18,722	$20,778	$22,913	$28,570	$42,708	$19,903	$37,273	$70,654	$36,473

        The following table reconciles net cash provided by operating activities to EBITDA.

	Historical
						Six Months Ended June 30,		Pro Forma
	Year Ended December 31,
								Year Ended December 31, 2006	Six Months Ended June 30, 2007
	2002	2003	2004	2005	2006	2006	2007
Net cash provided by operating activities	$2,385	$12,379	$7,141	$19,800	$13,299	$2,471	$21,515	$42,007	$25,627
Payments for drydocking	4,435	—	2,739	115	5,835	5,681	4,288	12,009	4,288
Interest expense	9,776	8,304	9,224	10,685	12,612	5,993	6,708	9,800	4,320
Undistributed earnings from affiliated companies	648	(376)	(405)	838	(1,021)	(4,840)	(4,552)	(1,021)	(4,552)
Changes in operating assets and liabilities (except for taxes)	1,189	113	844	(5,219)	6,732	5,972	5,990	6,732	5,990
Federal income taxes	—	484	4,066	2,040	4,924	4,401	3,324	—	—
Other	289	(126)	(696)	311	327	225	—	1,127	800

EBITDA	$18,722	$20,778	$22,913	$28,570	$42,708	$19,903	$37,273	$70,654	$36,473

RISK FACTORS

        Although many of our business risks are comparable to those of a corporation engaged in a similar business, limited partner interests are inherently different from capital stock of a corporation. You should carefully consider the following risk factors together with all of the other information included in this prospectus when evaluating an investment in our common units.

        If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in Our Business

Following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner, we may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units.

        Following the establishment of cash reserves and the payment of fees and expenses, including payments to our general partner, we may not have sufficient cash available each quarter to pay the minimum quarterly distribution of $0.375 per common unit. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on risks inherent in our business, including, among other things:

  •
  the rates we obtain from charters for our vessels and equity income we may receive from affiliated companies;

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  the level of our operating costs, such as the cost of crews and insurance;

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  the level of crude oil refining activity in the United States, particularly in the Gulf Coast region;

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  the number of unscheduled off-hire days for our vessels and the timing of, and the number of days required for, scheduled drydockings of our vessels;

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  delays in the delivery of newbuilds and the resulting delay in receipt of revenue from those vessels;

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  prevailing economic and political conditions; and

  •
  the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

        The actual amount of cash we will have available for distribution will also depend on other factors, some of which are beyond our control, such as:

  •
  the level of capital expenditures we make for maintaining our vessels, building new vessels, acquiring existing second-hand vessels and possibly retrofitting vessels to comply with the Oil Pollution Act of 1990 (OPA 90);

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  our debt service requirements and restrictions on distributions contained in our senior secured revolving credit facility and our secured term loans;

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  interest rate fluctuations;

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  the cost of acquisitions, if any;

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  fluctuations in our working capital needs;

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  our ability to make working capital or other borrowings, including borrowings to pay distributions to unitholders; and

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  the amount of any cash reserves, including reserves for future capital expenditures and other matters, established by our general partner in its discretion.

        The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

The assumptions underlying the forecast of cash available for distribution, which is included in "Our Cash Distribution Policy and Restrictions on Distributions—Pro Forma and Forecasted Results of Operations and Cash Available for Distribution" are inherently uncertain and subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

        Our estimate of cash available for distribution set forth in "Our Cash Distribution Policy and Restrictions on Distributions—Pro Forma and Forecasted Results of Operations and Cash Available for Distribution" includes our forecast of results of operations and cash available for distribution for the twelve months ending December 31, 2008. The forecast has been prepared by management. Neither our independent registered public accounting firm, nor any other independent accountants, have examined, compiled or performed any procedures with respect to the forecast, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forecast. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties, including the risks discussed in this section, that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on the common units or subordinated units, in which event the market price of the common units may decline materially.

        Our pro forma available cash to make distributions during the year ended December 31, 2006 and twelve months ended June 30, 2007 would have been sufficient to allow us to pay 100% of the minimum quarterly distribution of $0.375 per unit on our common units and 12% and 25%, respectively, of the minimum quarterly distribution on our subordinated units. The amount of available cash we need to pay the minimum quarterly distribution for four quarters on our common units, subordinated units and 2% general partner interest that will be outstanding immediately after this offering is approximately $46 million. For a forecast of our ability to pay the minimum quarterly distribution to unitholders for the twelve months ending December 31, 2008, please read "Our Cash Distribution Policy and Restrictions on Distributions."

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, our general partner is required to deduct estimated maintenance capital expenditures from operating surplus each quarter, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.

        We must make substantial capital expenditures to maintain the operating capacity of our fleet, which we estimate will average approximately $36.3 million per year based on the average remaining life of our existing vessels. These capital expenditures include expenditures for drydocking our vessels, modifying our vessels and acquiring new vessels to replace existing vessels as they reach the end of their useful lives. These expenditures could increase as a result of changes in:

  •
  the cost of shipyard labor and materials;

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  customer requirements to modify the vessels;

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  increases in the size of our fleet or the cost of replacement vessels; and

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  governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment.

        These capital expenditures will reduce the amount of cash available for distribution to our unit holders. In addition, our actual maintenance capital expenditures will vary significantly from quarter to quarter based on, among other things, the number of vessels drydocked during that quarter.

        Our partnership agreement requires our general partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus each quarter to reduce fluctuations in operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner at least once a year, provided that any change must be approved by our conflicts committee. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unit holders will be lower than if actual maintenance capital expenditures were deducted from operating surplus. If our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures exceed our previous estimates.

Capital expenditures and other costs necessary to maintain our vessels tend to increase with the age of the vessel.

        Capital expenditures and other costs necessary to maintain our vessels tend to increase and become harder to estimate as a vessel becomes older. Accordingly, it is likely that the operating costs of our vessels will increase as they age. In the future, market conditions may not justify these expenditures or enable us to operate our older vessels profitably during the remainder of their economic lives. In addition, changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional capital expenditures on these older vessels.

The capacity of our fleet will be reduced when four of our vessels are phased-out due to OPA 90. Delays or the failure in the delivery of newbuilds we have agreed to bareboat charter will result in the failure to replace this capacity and the reduction of our operating results. The cost of bringing certain of our vessels into compliance with OPA 90 will be significant and may cause us to reduce the amount of our cash distributions or prevent us from increasing the amount of our cash distributions.

        OPA 90 provides for the scheduled phase-out of all single-hull product carriers and barges carrying oil in U.S. waters. This law will force the retirement of these vessels unless they are retrofitted with a double hull. Our four single-hull product carriers are due to be phased-out according to the following schedule:

Vessel Name	OPA 90 Retrofit/Phase-out Date
Overseas Philadelphia	May 2012
Overseas Galena Bay	October 2012
Overseas Puget Sound	May 2013
Overseas New Orleans	June 2013

        The bareboat charters for Overseas Philadelphia and Overseas New Orleans expire in October 2011 and November 2011, respectively, at which time we plan to return these product carriers to their owner as they are poor candidates for retrofitting due to their size. Overseas Galena Bay and Overseas Puget Sound are better candidates for retrofitting because they are larger, but we have not yet decided whether we will double-hull these vessels. We will base our final decision on the cost of shipyard work for retrofitting these vessels, market conditions, charter rates, the availability and cost of financing and other customary factors governing investment decisions. If it is not economical for us to retrofit these vessels, it will be necessary for us to take them out of service transporting petroleum-based products.

        Although we have agreed to bareboat charter newbuild product carriers from Aker American Shipping, Inc. (Aker), which could replace the four product carriers that may be retired due to OPA 90, there is no assurance that Aker will complete the construction of these vessels. In the event that Aker does not deliver any or all of these vessels, the capacity of our fleet will be reduced, which will adversely affect our operating results and the amount of cash available for distribution.

        In order to bring our only single-hulled ATB (OSG 243) into compliance with OPA 90, it must be retrofitted with a double hull. We estimate that the cost will be approximately $30 million, of which approximately $15 million remains to be spent. If we decide to retrofit Overseas Galena Bay and Overseas Puget Sound, the board of directors of our general partner, with approval by the conflicts committee, may elect to increase our estimated maintenance capital expenditures, which would reduce our operating surplus and our cash available for distribution.

We intend to finance the purchase of the newbuild ATBs for which we have options to purchase from OSG with a combination of debt and equity securities. Depending on how we finance the acquisition of these ATBs, our ability to make cash distributions may be diminished or our unitholders could suffer dilution of their holdings. In addition, if we expand the size of our fleet, we generally will be required to make significant installment payments for newbuild vessels prior to their delivery and generation of revenue.

        We intend to make substantial capital expenditures to increase the size of our fleet. We have options to purchase from OSG up to six newbuild ATBs to be constructed by Bender Shipbuilding & Repair Co., Inc. (Bender). The total delivered cost of a newbuild 347,000 barrel/12,000 horsepower ATB is approximately $100 million and the total delivered cost of a newbuild 290,000 barrel/12,000 horsepower ATB is approximately $95 million. The actual purchase price to be paid upon the exercise of these options will be subject to negotiation with OSG and the approval of our conflicts committee.

        OSG is currently incurring all costs for the construction and delivery of the six newbuild ATBs. Upon exercise of any of our six options, we could finance the purchase in whole or in part by issuing additional common units, which would dilute your ownership interest in us. Please read "—We may issue additional equity securities without your approval, which would dilute your ownership interest." We could also use cash from operations, incur borrowings or issue debt securities to fund these capital expenditures. Use of cash from operations will reduce cash available for distributions. Our ability to obtain bank financing or issue debt securities may be limited by our financial condition at the time of any such financing and adverse market conditions resulting from, among other things, general economic conditions, contingencies and uncertainties that are beyond our control. Even if we are successful in obtaining necessary funds, the terms of such financing could limit our ability to pay cash distributions. In addition, incurring additional debt may significantly increase our interest expense, which could have a material adverse effect on our ability to make cash distributions.

        If we purchase additional newbuilds, it is likely that we will be required to make installment payments prior to their delivery. We typically must pay approximately 5% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately two and a half years for current orders). If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest (in the case of debt) or cash required to pay the minimum quarterly distributions (in the case of units) we must make prior to generating cash from the newbuilds.

        Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels or construct or purchase new vessels.

Our ability to acquire additional newbuild product carriers may be limited.

        While we have a commercial relationship with Aker and its shipyard subsidiary, Aker Philadelphia Shipyard, Inc. (APSI) through our bareboat charter of newbuild product carriers from Aker, no assurance can be given that we or OSG will continue such relationship with Aker or APSI. If the relationship with Aker ends, our ability to acquire additional Jones Act compliant newbuild product carriers (other than the newbuild product carriers that have been agreed to be transferred to us and those that we have the option to acquire) on commercially attractive terms may be adversely affected because there is a limited number of U.S. shipyards that are capable of constructing product carriers. Such a result could have an adverse effect on our ability to grow our business.

Our ability to obtain business from the Military Sealift Command (MSC) or other U.S. government agencies may be adversely affected by a determination by the MSC that one of our affiliates is not presently responsible for a single contract.

        OSG Product Tankers, LLC (Product Tankers), which at or prior to completion of this offering will become one of our subsidiaries, participated in a Request for Proposals issued by the MSC, an agency of the United States Department of the Navy, to time charter to the MSC two Jones Act compliant product carriers. On July 6, 2007, the MSC advised Product Tankers that the MSC could not find Product Tankers presently "responsible" under the Federal Acquisition Regulation and, therefore, ineligible to time charter the vessels to the MSC. The MSC based its decision on the December 2006 guilty plea by OSG, the ultimate parent corporation of Product Tankers and the parent of our general partner, to violations related to the handling of bilge water and oily mixtures from the engine rooms on certain of its international flag vessels. The MSC reached this decision notwithstanding an earlier decision by the United States Maritime Administration of the Department of Transportation (Mar Ad) on June 25, 2007 not to suspend or debar OSG from business with the U.S. government. The federal agencies, including the United States Department of Navy, had agreed that Mar Ad would serve as the lead agency in any administrative action regarding discretionary suspension or debarment of OSG from federal contracts under the Federal Acquisition Regulation. On July 25, 2007, Product Tankers filed a protest of the MSC's decision in the United States Court of Federal Claims, asserting that the MSC decision was arbitrary, capricious, and unsupported by the administrative record.

        We cannot give any assurance that the MSC decision will be overturned by the United States Court of Federal Claims. Although the MSC decision specifically addresses only the single contract, if the decision is not overturned, it may have an adverse effect on our ability to obtain business from the U.S. government because of our affiliation with OSG. For the year ended December 31, 2006 and the six months ended June 30, 2007, we did not do any business with the MSC and, accordingly, did not generate any shipping revenues from the MSC. Historically, we have not sought to generate significant revenues from conducting business with the MSC or other agencies and departments within the U.S. government, nor do we intend to in the future. The only business we currently conduct with the U.S. government is the participation by two of our vessels in the Maritime Security Program (MSP), which is intended to support the operation of up to 60 U.S. flag vessels in the foreign commerce of the United States to make available a fleet of privately owned vessels to the Department of Defense during times of war or national emergency. Payments are made under the MSP to vessel operators, including us, to help offset the high cost of employing a U.S. crew. Mar Ad, the agency which decided not to suspend or debar OSG, administers the MSP. To date, the MSC decision has not had an adverse effect on our ability to obtain business from commercial customers.

Aker has informed OSG that as a result of OSG's order of three ATBs from Bender, Aker is exercising its right under its agreement with OSG to impose a five year extension of the term of each of the bareboat charters for the eight Jones Act product carriers that we are chartering from subsidiaries of Aker.

        Aker and OSG are parties to an agreement containing provisions that, if during the period ending in September 2015, (i) OSG or any of its affiliates purchases, charters or contracts for a U.S. flag product carrier or ocean-going tank barge from a shipyard other than APSI, then, at Aker's option, the charter terms of all the bareboat charters from subsidiaries of Aker may be extended for five additional years from the date of execution of the contract with the supplier, and (ii) APSI contracts to build a new U.S. flag product carrier or ocean-going tank barge for any party other than OSG or its affiliates, then, at OSG's option, the initial term of all the bareboat charters from subsidiaries of Aker may be reduced to three years from the effective date of such bareboat charters and all option periods may be reduced to the lesser of one year or the remaining option period at the time, and all later option periods may be reduced to twelve months exercisable with 12 months' prior notice.

        Earlier this year, Aker and OSG entered into an agreement (the Amendment Agreement) in which they, among other things, agreed to use their best efforts to negotiate in good faith for six product carriers and agree upon the amendment of, among other things, the foregoing agreement to provide that the provisions summarized above do not apply to ocean-going tank barges, such as ATBs, with Aker being given an opportunity to participate in the competitive bidding in connection with any such order placed by OSG for an ocean-going tank barge. After the Amendment Agreement was signed, OSG informed APSI that it desired to contract for three ocean-going tank barges and offered APSI the opportunity to participate in a competitive bidding process for the tank barges. APSI declined the opportunity to bid, following which OSG ordered three ATBs from Bender. Subsequently, the Amendment Agreement expired on August 30, 2007 without Aker and OSG otherwise reaching agreement on each of the matters provided in the Amendment Agreement.

        On October 25, 2007, Aker informed OSG that Aker was exercising its alleged right to extend the bareboat charters for an additional five year period as a result of OSG's order of the three ATBs from Bender. Aker also claims that OSG has lost its right to reduce the bareboat charter terms of the vessels to three years if APSI contracts to build product carriers or ocean-going tank barges for third parties.

        OSG disputes Aker's claim because, among other reasons, OSG believes that Aker waived, contracted away, and is otherwise stopped from asserting, its rights under its agreement with respect to the order for the tank barges and further that Aker violated its agreement with OSG to use its best efforts to negotiate in good faith and agree upon the implementation of the matters provided in the Amendment Agreement.

        A five year extension of the initial term of the bareboat charters would lengthen the period we are required to charter these vessels. If we would not have exercised our option to charter each vessel for the five year extension period, this mandatory extension could have an adverse effect on us, the quantification of such adverse effect being dependent upon market conditions during such five year period.

Our debt levels may limit our flexibility to obtain additional financing and to pursue other business opportunities.

        Upon the completion of this offering, we will have outstanding borrowings of $137.8 million. These include borrowings under our new $200 million senior secured revolving credit facility, of which we expect to have $51.0 million drawn as of the completion of this offering. In addition, we have four outstanding secured term loans in the aggregate amount of $53.3 million and outstanding capital lease obligations of $33.5 million. For more information regarding the terms of our new senior secured revolving credit facility, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Sources of Capital—Senior Secured Revolving Credit Facility" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—

Liquidity and Sources of Capital—Secured Term Loans." Our level of debt could have important consequences for us, including the following:

  •
  our ability to obtain additional financing, if necessary, for capital expenditures, acquisitions or other purposes may be impaired or may not be available on favorable terms;

  •
  we will need a substantial portion of our cash flow to make principal and interest payments on our debt, thereby reducing the funds that would otherwise be available for cash distributions; and

  •
  our debt level may limit our flexibility in responding to changing business and economic conditions.

        Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will, in turn, be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Our secured term loans and our new senior secured revolving credit facility will contain restrictive covenants, which may limit our business and financing activities.

        The covenants in our secured term loans and our new senior secured revolving credit facility and any future credit or loan agreement could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our new senior secured revolving credit facility requires the consent of our lenders or limits our ability to, among other things:

  •
  incur or guarantee indebtedness;

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  charge, pledge or encumber our vessels;

  •
  change the flag, class, management or ownership of our vessels;

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  change the commercial and technical management of our vessels;

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  sell, lease, transfer or change the beneficial ownership or control of our vessels; and

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  subordinate our obligations thereunder to any general and administrative costs relating to the vessels.

        Our ability to comply with the covenants in our secured term loans and our new senior secured revolving credit facility may be affected by events beyond our control including economic, financial and industry conditions. If economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we breach any of the covenants, all or a significant portion of our obligations may become immediately due and payable and our lenders' commitment to make further loans to us may terminate. We may not have or be able to obtain sufficient funds to make these accelerated payments. For more information regarding our financing arrangements, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Sources of Capital."

Decreases in U.S. refining activity, particularly in the Gulf Coast region, could adversely affect our ability to grow our fleet, revenues and profitability.

        The demand for our services is heavily influenced by the level of refinery capacity in the United States, particularly in the Gulf Coast region. Any decline in refining capacity on the Gulf Coast, even on a temporary basis, may significantly reduce the demand for waterborne movements of refined petroleum products. For example, following Hurricanes Katrina and Rita in 2005, movements of refined petroleum products from the Gulf Coast were significantly curtailed in 2005 and 2006, with repairs to hurricane–damaged Gulf Coast refineries being completed in late 2006. While the Energy Information Administration of the U.S. Department of Energy (EIA) has estimated that incremental capacity expansions will increase the capacity of Gulf Coast refineries by 1.6 million barrels per day (bpd) by 2016, it is possible that some or all of the proposed refinery expansions may be delayed or not completed. While we expect that these refinery expansions will increase demand for waterborne transportation of refined petroleum products and we intend to acquire additional product carriers and barges to meet this expected increase in demand if refining capacity is not expanded or decreases from current levels, demand for our vessels could decrease, which could affect our ability to grow our fleet, revenues and profitability.

Delays in deliveries of newbuild product carriers or in the double-hulling of our remaining single-hulled ATB will affect our ability to grow and could harm our operating results.

        We are scheduled to take delivery between late 2007 and early 2010 of six newbuild product carriers that we have agreed to bareboat charter from Aker. We also have options to purchase from OSG up to six newbuild ATBs, which are scheduled for delivery between mid-2008 and late 2010, and to acquire from OSG the right to bareboat charter from Aker up to four newbuild product carriers, which are scheduled for delivery between late 2009 and early 2011. If the delivery of these vessels is delayed or canceled, the expected revenues from these vessels will be delayed or eliminated.

        Delivery of any of our vessels could be delayed or canceled because of:

  •
  in the case of the six ATBs that we have options to purchase, the failure by OSG to make construction payments on a timely basis or otherwise comply with its construction contracts with Bender;

  •
  quality control or engineering problems;

  •
  changes in governmental regulations or maritime self-regulatory organization standards;

  •
  work stoppages or other labor disturbances at the shipyard;

  •
  bankruptcy or other financial problems of the shipbuilder;

  •
  weather interference or catastrophic event, such as a major hurricane or fire;

  •
  the shipbuilder failing to deliver the vessels in accordance with our vessel specifications;

  •
  our requests for changes to the original vessel specifications;

  •
  shortages of or delays in the receipt of necessary construction materials, such as steel;

  •
  our inability to finance the acquisition of any vessels; or

  •
  our inability to obtain requisite permits or approvals.

Drydocking of our vessels may require substantial expenditures and may result in the vessels being off-hire for significant periods of time, which could affect our ability to make cash distributions.

        Each of our vessels undergoes scheduled and, on occasion, unscheduled shipyard maintenance. The U.S. Coast Guard requires our vessels to be drydocked for inspection and maintenance twice every five years. In addition, vessels may have to be drydocked in the event of accidents or other unforeseen damage or for capital improvements. Because costs for drydocking our fleet are difficult to estimate and may be higher than we currently anticipate, we may not have sufficient available cash to pay the minimum quarterly distribution in full. In addition, vessels in drydock will not generate any income, which will reduce our revenue and cash available to make distributions on our units.

        In addition, the time when a vessel is out of service for maintenance is determined by a number of factors including regulatory deadlines, market conditions, shipyard availability and customer requirements. Because U.S. shipyards have limited availability for drydocking a vessel, they may not have the capacity to perform drydock maintenance on our vessels at the times required, particularly in the event of an unscheduled drydock due to accident. This may require us to have the work performed at an overseas shipyard and result in the vessel being off-hire for a longer period of time.

We have high levels of fixed costs that will be incurred regardless of our level of business activity.

        Our business has high fixed costs that continue even if our vessels are not in service. In addition, low utilization due to reduced demand or other causes or a significant decrease in charter rates could have a significant negative effect on our operating results and financial condition.

We may not be able to renew time charters when they expire or obtain new time charters.

        Of our product carriers and barges currently employed under time charters or other term contracts, the time of firm employment on five expires within the next 12 months. There can be no assurance that any of our existing time charters will be either be renewed or renewed at favorable rates. In addition, if the time charters for five of our product carriers that we have agreed to bareboat charter from subsidiaries of Aker are not renewed or are not renewed at favorable rates and we cannot obtain new time charters at favorable rates or the market for such product carriers is otherwise unfavorable, we may decide not to extend the bareboat charters for such product carriers. In that event, we would return any such vessel and may be required to repay the balance of the DPO liability upon delivery of such vessel. Please read "Business—Bareboat Charters from Aker of Our Newbuilds—Aker's Debt and Deferred Principal Obligation."

An increase in the supply of Jones Act vessels without an increase in demand for such vessels could cause charter rates to decline, which could have a material adverse effect on our revenues and profitability.

        The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels. As of December 31, 2006, the Jones Act product carrier and barge order book consisted of firm orders for 34 vessels over 16,000 dwt, or 40% of the existing coastwise fleet, with options granted for an additional four product carriers. In the year 2007 to date, firm orders for an additional five product carriers and six ATBs above 16,000 dwt have been placed. No assurance can be given that the order book will not increase further in proportion to the existing fleet. If the number of newbuild vessels delivered exceeds the number of vessels being scrapped, capacity will increase. In addition, any retrofitting of existing product carriers and barges may result in additional capacity that the market will not be able to absorb at the anticipated demand levels. If supply increases and demand does not, the charter rates for our vessels could decline significantly.

We may be unable to make or realize expected benefits from acquisitions and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

        Our growth strategy is based upon the expansion of our fleet. Our ability to grow our fleet depends upon a number of factors, many of which we cannot control. These factors include our ability to:

  •
  reach agreement with OSG on the fair value of the ATBs that we have the right to purchase or the product carriers that we have the right to bareboat charter;

  •
  identify vessels or businesses for acquisition from third parties;

  •
  consummate any such acquisitions;

  •
  obtain required financing for acquisitions; and

  •
  integrate any acquired vessels or businesses successfully with our existing operations.

        Any acquisition of a vessel or business may not be profitable and may not generate returns sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including the risks that we may:

  •
  fail to realize anticipated benefits (such as new customer relationships) or increase cash flow;

  •
  decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

  •
  significantly increase our interest expense and indebtedness if we incur additional debt to finance acquisitions;

  •
  incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;

  •
  incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or

  •
  distract management from its duties and responsibilities as it devotes substantial time and attention to the integration of the acquired businesses or vessels.

We have a limited operating history, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment.

        Because the vessels in our initial fleet were operated as part of OSG's fleet prior to our initial public offering, the vessels may have been operated in a different manner than they will be in the future and their historical results may not be indicative of their future results. Because of our limited operating history, we lack extended historical financial and operational data, making it more difficult for an investor to evaluate our business, forecast our future revenues and other operating results and assess the merits and risks of an investment in our common units. This lack of information will increase the risk of your investment. You should also consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by companies with a limited operating history. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories. Our failure to address these risks and difficulties successfully could materially harm our business and operating results.

We have no history operating as a separate publicly-traded entity and will incur increased costs as a result of being a publicly-traded limited partnership.

        We have no history operating as a separate publicly traded entity. As a publicly-traded limited partnership, we will be required to comply with the SEC's reporting requirements and with corporate governance and related requirements of the Sarbanes-Oxley Act, the SEC and the New York Stock Exchange. We will incur significant legal, accounting, and other expenses to comply with these and other applicable regulations. We anticipate that our incremental general and administrative expenses as a publicly-traded limited partnership will be approximately $1.6 million annually, including costs associated with annual reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent's fees, incremental director and officer liability insurance costs and director compensation.

We depend on OSG and its affiliates to assist us in operating and expanding our business.

        Pursuant to a management agreement between us and OSG's subsidiary, OSG Ship Management, Inc. (OSGM), OSGM will provide us with significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance, crewing, purchasing, insurance and shipyard supervision). Please read "Certain Relationships and Related Party Transactions—Management Agreement" for a description of this agreement. In addition, pursuant to an administrative services agreement between us and OSGM, OSGM will provide us with significant administrative, financial and other support services. Please read "Certain Relationships and Related Party Transactions—Administrative Services Agreement" for a description of this agreement. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance by OSGM of these services and our business will be harmed if OSGM fails to perform these services satisfactorily, cancels either of these agreements or stops providing these services. We may also contract with OSG for the construction of newbuilds for our fleet and to arrange the construction-related financing.

        Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to use advantageously our relationship with OSG and its reputation and relationships in the shipping industry, including with customers, shipyards and suppliers. If OSG suffers material damage to its reputation or relationships, it may harm our ability to:

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  renew existing charters upon their expiration;

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  obtain new charters;

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  interact successfully with shipyards during periods when the services of shipyards are in high demand;

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  obtain financing on commercially acceptable terms;

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  maintain satisfactory relationships with suppliers and other third parties; or

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  effectively operate our vessels.

Our growth depends on our ability to compete successfully against other shipping companies to expand relationships with existing customers and obtain new customers.

        While longer-term time charters have the potential to provide income at pre-determined rates over the duration of the charters, the competition for such charters is intense and obtaining such charters generally requires a lengthy and time consuming screening and bidding process that may extend for months. In addition to the quality, age and suitability of the vessel, longer-term time charters tend to be awarded based upon a variety of factors relating to the vessel operator, including the operator's:

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  environmental, health and safety record;

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  compliance with regulatory and industry standards;

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  reputation for customer service and technical and operating expertise;

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  shipping experience and quality of ship operations, including cost-effectiveness;

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  ability to finance vessels at competitive rates and overall financial stability;

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  relationships with shipyards and the ability to obtain suitable berths;

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  construction management experience;

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  willingness to accept operational risks pursuant to the charter; and

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  competitiveness of the bid price.

We derive our revenues from certain major customers and the loss of any of these customers or time charters with any of them could result in a significant loss of revenues and cash flow.

        During the three years ended December 31 2006, our Predecessor derived revenues from certain major customers, each one representing more than 10% of revenues. In 2006, pro forma revenues from five customers aggregated 56% of total revenues. At any given time in the future, the cash reserves of our customers may be diminished or exhausted and we cannot assure you that the customers will be able to make charter payments to us. If our customers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. In addition, we could lose a charterer or the benefits of a time charter because of disagreements with a customer or if a customer exercises specific limited rights to terminate a charter. The loss of any of our customers or time charter with them, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay cash distributions.

A decrease in the demand for our lightering services resulting from the deepening of the Delaware River or conditions affecting the Delaware Bay refineries could adversely affect our business and results of operations.

        We perform lightering services for inbound crude-oil tankers carrying crude oil up the Delaware River to refineries in the Delaware Bay. For example, shipping revenues for the Overseas Integrity constituted 8.3%, or $8,249,000, of our Predecessor's shipping revenues for the six months ended June 30, 2007, and 8.5%, or $16,181,000, of pro forma shipping revenues for our Predecessor for the year ended December 31, 2006. Legislation approved by Congress in 1992 authorized the Army Corps of Engineers to deepen the Delaware River between the river's mouth and the port of Philadelphia. For various reasons, including opposition from environmental groups and funding difficulties, the dredging project has not begun. If this project is funded, the required environmental permits are obtained and the refineries dredge their private channels, it would significantly reduce our lightering business by allowing arriving crude-oil tankers to proceed up the river with larger loads. In addition, our lightering business would be adversely affected if any of the Delaware Bay refineries ceased or scaled back its operations.

Certain potential customers will not use vessels older than a specified age, even if they have been recently rebuilt.

        All of our existing tug-barge units were originally constructed more than 25 years ago. While all of these tug-barge units were rebuilt and double-hulled since 1998 and are "in-class," meaning the vessel has been certified by a classification society as being built and maintained in accordance with the rules of that classification society and complies with the applicable rules and regulations of the vessel's country of registry and applicable international conventions, some potential customers have stated that they will not charter vessels that are more than 20 years old, even if they have been rebuilt. Although there has to date been no material difference in time charter rates earned by a vessel of a specified age and a rebuilt vessel of the same age measured from the date of rebuilding, no assurance can be given that most customers will continue to view rebuilt vessels as comparable to newbuild vessels. If more customers differentiate between rebuilt and newbuild vessels, time charter rates for our rebuilt ATBs will likely be adversely affected.

The U.S. flag shipping industry is unpredictable, which may lead to lower charter hire rates and lower vessel values.

        The nature, timing and degree of changes in U.S. flag shipping industry conditions are unpredictable and may adversely affect the values of our vessels and may result in significant fluctuations in the amount of charter hire we earn, which could result in significant fluctuations in our quarterly results. Charter rates and vessels values may fluctuate over time due to changes in the demand for U.S. flag product carriers and barges.

        The factors that influence the demand for U.S. flag product carriers and barges include:

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  the level of crude oil refining in the United States;

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  the demand for refined petroleum products in the United States;

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  environmental concerns and regulations;

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  new pipeline construction and expansions;

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  weather; and

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  competition from alternative sources of energy.

Decreased utilization of our vessels due to bad weather could have a material adverse effect on our operating results and financial condition.

        Unpredictable weather patterns tend to disrupt vessel scheduling and supplies of refined petroleum products and our vessels and their cargoes are at risk of being damaged or lost because of bad weather. In addition, adverse weather conditions can cause delays in the delivery of newbuilds and in transporting cargoes. Under our spot voyage charters (as defined on page 85 under the heading "Factors Affecting Our Historical Results"), we bear the risk of delays due to weather conditions.

A decrease in the cost of importing refined petroleum products could cause demand for U.S. flag product carrier and barge capacity and charter rates to decline, which would decrease our revenues and our ability to pay cash distributions on our units.

        The demand for U.S. flag product carriers and barges is influenced by the cost of importing refined petroleum products. Historically, charter rates for vessels qualified to participate in the U.S. coastwise trade under the Jones Act have been higher than charter rates for foreign flag vessels. This is due to the higher construction and operating costs of U.S. flag vessels under the Jones Act requirements that such vessels must be built in the United States and manned by U.S. crews. This has made it less expensive for certain areas of the United States that are underserved by pipelines or which lack local refining capacity, such as in the Northeast, to import refined petroleum products carried aboard foreign flag vessels than to obtain them from U.S. refineries. If the cost of importing refined petroleum products decreases to the extent that it becomes less expensive to import refined petroleum products to other regions of the East Coast and the West Coast than producing such products in the United States and transporting them on U.S. flag vessels, demand for our product carriers and barges and the charter rates for them could decrease.

Our business would be adversely affected if we failed to comply with the Jones Act provisions on coastwise trade.

        We are subject to the Jones Act and other federal laws that restrict maritime cargo transportation between points in the United States only to vessels operating under the U.S. flag, built in the United States, at least 75% owned and operated by U.S. citizens (or owned and operated by other entities meeting U.S. citizenship requirements to own vessels operating in the U.S. coastwise trade and, in the case of limited partnerships, where the general partner meets U.S. citizenship requirements) and manned by U.S. crews. We are also responsible for monitoring the ownership of our common units and other partnership interests to ensure compliance with the Jones Act. If we do not comply with these restrictions, we would be prohibited from operating our vessels in the U.S. coastwise trade and, under certain circumstances, we would be deemed to have undertaken an unapproved foreign transfer resulting in severe penalties, including permanent loss of U.S. coastwise trading rights for our vessels, fines or forfeiture of vessels.

Our business would be adversely affected if the Jones Act provisions on coastwise trade were modified or repealed or if changes in international trade agreements were to occur.

        If the restrictions contained in the Jones Act were repealed or altered, the maritime transportation of cargo between U.S. ports could be opened to foreign-flag or foreign-built vessels. The Secretary of the Department of Homeland Security, or the Secretary, is vested with the authority and discretion to waive the coastwise laws if the Secretary deems that such action is necessary in the interest of national defense. On two occasions during 2005, the Secretary, at the direction of the President of the United States, issued limited waivers of the Jones Act for the transportation of refined petroleum products in response to the extraordinary circumstances created by Hurricanes Katrina and Rita and their effect on Gulf Coast refineries and petroleum product pipelines. Any waiver of the coastwise laws, whether in response to natural disasters or otherwise, could result in increased competition from foreign product carrier and barge operators, which could reduce our revenues and cash available for distribution.

        During the past several years, interest groups have lobbied Congress to repeal or modify the Jones Act in order to facilitate foreign-flag competition for trades and cargoes currently reserved for U.S. flag vessels under the Jones Act. Foreign-flag vessels generally have lower construction costs and generally operate at significantly lower costs than we do in U.S. markets, which would likely result in reduced charter rates. We believe that continued efforts will be made to modify or repeal the Jones Act. If these efforts are successful, foreign-flag vessels could be permitted to trade in the United States coastwise trade and significantly increase competition with our fleet, which could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

        Additionally, the Jones Act restrictions on the provision of maritime cabotage services are subject to certain exceptions under certain international trade agreements, including the General Agreement on Trade in Services and the North American Free Trade Agreement. If maritime cabotage services were included in the General Agreement on Trade in Services, the North American Free Trade Agreement or other international trade agreements, the transportation of maritime cargo between U.S. ports could be opened to foreign-flag or foreign-manufactured vessels.

We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.

        Increasingly stringent federal, state and local laws and regulations governing worker health and safety, insurance requirements and the manning, construction, operation and transfer of vessels significantly affect our operations. Many aspects of the marine transportation industry are subject to extensive governmental regulation by the U.S. Coast Guard, the Department of Transportation, the Department of Homeland Security, the Environmental Protection Agency, the National Transportation Safety Board, the U.S. Customs Service and the U.S. Maritime Administration, as well as regulation by private industry organizations, such as the American Bureau of Shipping. The U.S. Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards. The U.S. Coast Guard is authorized to inspect vessels at will.

        Our operations are also subject to federal, state, local and international laws and regulations that control the discharge of pollutants into the environment or otherwise relate to environmental protection. In order to maintain compliance with environmental laws and regulations, we incur, and expect to continue to incur, substantial costs in meeting maintenance and inspection requirements, developing and implementing emergency preparedness procedures and obtaining insurance coverage or other required evidence of financial ability sufficient to address pollution incidents. Environmental requirements can also:

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  impair the economic value of our vessels;

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  make our vessels less desirable to potential charterers;

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  require a reduction in cargo capacity, ship modifications or operational changes or restrictions;

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  lead to decreases in available insurance coverage for environmental matters; and

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  result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.

        If we fail to comply with applicable environmental laws or regulations, such non-compliance could result in substantial civil or criminal fines or penalties and other sanctions, including in certain instances, seizure or detention of our vessels.

        In addition, some environmental laws impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability even if we are neither negligent nor at fault. Under OPA 90, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. In addition, an oil spill or other release of hazardous substances could result in significant liability, including fines, penalties, criminal liability and costs for natural resource damages under other federal and state laws, third party personal injury or property damage claims or other civil actions. The potential for oil spills or other releases could increase as we increase the size of our fleet. Most states bordering on a navigable waterway have also enacted legislation providing for potentially unlimited liability for the discharge of pollutants within their waters. For more information, please read "Business—Regulation."

        We believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. In addition, a serious marine incident occurring in U.S. waters that results in significant oil pollution could result in additional legislation or regulation. Future environmental requirements may be adopted that could limit our ability to operate or require us to incur substantial additional costs.

Marine transportation is inherently risky and an incident involving significant loss of or environmental contamination by any of our vessels could harm our reputation and business.

        Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

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  marine disasters;

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  bad weather;

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  mechanical failures;

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  grounding, fire, explosions and collisions;

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  human error; and

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  war and terrorism.

        An accident involving any of our vessels could result in any of the following:

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  death or injury to persons, loss of property or environmental damage;

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  delays in the delivery of cargo;

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  loss of revenues from or termination of charter contracts;

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  governmental fines, penalties or restrictions on conducting business;

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  higher insurance rates; and

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  damage to our reputation and customer relationships.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

        The operation of vessels that carry crude oil or refined petroleum products is inherently risky. Although we carry insurance to protect against most of the accident-related risks involved in the conduct of our business, risks may arise for which we are not adequately insured. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our operations. Any particular claim may not be paid by our insurance and any claims covered by insurance would be subject to deductibles, the aggregate amount of which could be material. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to obtain a replacement ship in a timely manner in the event of a loss.

        In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution and new regulations could lead to similar increases, or even make this type of insurance unavailable. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult to obtain. The insurance that may be available to us in the future may be significantly more expensive than our existing coverage.

        Certain of our insurance coverage is maintained through mutual protection and indemnity associations and, as a member of such associations, we may be required to make additional payments over and above budgeted premiums if member claims exceed the reserves of the association. We may be subject to calls or premiums in amounts based not only on our own claim records, but also the claim records of all other members of protection and indemnity associations through which we obtain insurance coverage for tort liability. Our payment of these calls could result in significant additional expenses.

Increased competition from pipelines could result in reduced profitability.

        We compete with pipelines that carry refined petroleum products. Long-haul transportation of refined petroleum products is generally less costly by pipeline than by vessel. The construction of new pipelines to carry refined petroleum products into the markets we serve, including pipeline segments that connect with existing pipelines, the expansion of existing pipelines and the conversion of pipelines that do not currently carry refined products, could adversely affect our ability to compete in particular locations. For example, although a previous proposal to build a refined petroleum products pipeline through the Gulf of Mexico from Mississippi to Tampa, Florida was abandoned in 2006, the construction of any such pipeline in the future could decrease demand for our product carriers and barges and cause our charter rates to decline.

An increase in the price of fuel may adversely affect our business and results of operations.

        The cost of fuel for our vessels is a significant component of our voyage expenses under our voyage charters and we have recently experienced significant increases in the cost of fuel used in our operations. While we have been able to pass a portion of these increases on to our customers pursuant to the terms of our charters, there can be no assurances that we will be able to pass on any future increases in fuel prices. If fuel prices continue to increase and we are not able to pass such increases on to our customers, our business, results of operations, financial condition and ability to make cash distributions may be adversely affected.

Over time, vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a vessel, we may incur a loss.

        Vessel values for our fleet can fluctuate substantially over time due to a number of different factors, including:

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  the prevailing and expected levels of charter rates in the Jones Act market;

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  the age of our vessels;

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  the capacity of U.S. pipelines;

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  the capacity of U.S. refineries;

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  the number of vessels in the Jones Act fleet;

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  the efficiency of the Jones Act fleet; and

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  the cost of retrofitting or modifying existing vessels as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards or otherwise.

        Our inability to dispose of a vessel at a certain value could result in a loss on its sale.

        Declining vessel values could adversely affect our liquidity by limiting our ability to raise cash by arranging debt secured by our vessels or refinancing such debt. Declining vessel values could also result in a breach of loan covenants or trigger events of default under relevant financing agreements that require us to maintain certain loan-to-value ratios. In such instances, if we are unable to pledge additional collateral to offset the decline in vessel values, our lenders could accelerate our debt and foreclose on our vessels pledged as collateral for the loans.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay whatever amount may be required to have the arrest lifted.

The U.S. government could requisition our vessels during a period of war or emergency without adequate compensation.

        The U.S. government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

        Terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil and petroleum production and distribution, which could in turn result in reduced demand for our services.

        In addition, oil and petroleum facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and petroleum to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil or petroleum to be shipped by us could entitle our customers to terminate the charters for our vessels, which would harm our cash flow and our business.

        Terrorist attacks, or the perception that oil and petroleum facilities and carriers are potential terrorist targets, could materially and adversely affect expansion of oil and petroleum infrastructure and the continued supply of oil and petroleum to the United States and other countries. Concern that oil and petroleum facilities may be targeted for attack by terrorists has contributed to significant community and environmental resistance to the construction of a number of oil and petroleum facilities, primarily in North America. If a terrorist incident involving an oil and petroleum facility or carrier did occur, the incident may adversely affect construction of additional oil and petroleum facilities in the United States and other countries or the temporary or permanent closing of various oil and petroleum facilities currently in operation.

        In addition, heightened awareness of security needs after the terrorist attacks of September 11, 2001 has caused the U.S. Coast Guard, the International Marine Organization and the states and local ports to adopt heightened security procedures relating to ports and vessels. Complying with these procedures, as well as the implementation of security plans for our vessels required by the Maritime Transportation Security Act of 2002, have increased our costs of security.

We depend on key personnel of OSGM for the success of our business and some of those persons face conflicts in the allocation of their time to our business.

        We depend on the services of our senior management team and other key personnel of OSGM. We may not be able to locate or employ on acceptable terms qualified replacements for senior management or key employees if their services were no longer available. In addition, OSGM may not be able to hire crew personnel meeting its standards if we expand our fleet. As a result of the planned expansion of our fleet through the construction of new vessels, OSGM may also need to hire additional key technical, support and other qualified personnel to ensure that construction is completed timely and on budget. If OSGM is unsuccessful in attracting such personnel, it could have a material adverse effect on our business, results of operations and financial condition.

        In addition, our senior management and many of the other key personnel of OSGM are not required to work full-time on our affairs and also work for affiliates of our general partner, including OSG. The affiliates of our general partner conduct substantial businesses and activities of their own in which we have no economic interest. As a result, these individuals may face conflicts regarding the allocation of their time between our business and OSG's business, resulting in these employees spending less time in managing our business and affairs than they do currently.

Risks Inherent in an Investment in Us

OSG controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including OSG, have conflicts of interest with us and limited fiduciary duties, and may favor their own interests to your detriment.

        Following this offering, OSG will own a 75.5% interest in us, including a 2% interest through our general partner, which OSG owns and controls. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to its owner, OSG. Furthermore, all of the officers of our general partner and four of the directors of our general partner are officers of OSG or its affiliates and, as such, they have fiduciary duties to OSG that may cause them to pursue business strategies that favor OSG or which otherwise are not in the best interests of us or our unitholders. Therefore, conflicts of interest may arise between OSG and its affiliates, including our general partner and its officers, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read "—Our partnership agreement limits our general partner's fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duties." These conflicts include, among others, the following:

  •
  neither our partnership agreement nor any other agreement requires OSG or its affiliates (other than our general partner) to pursue a business strategy that favors us and OSG's officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of OSG, which may be contrary to our interests;

  •
  the executive officers and four of the directors of our general partner also serve as executive officers of OSG;

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  our general partner is allowed to take into account the interests of parties other than us, such as OSG and its affiliates, in resolving conflicts of interest;

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  OSG and its affiliates have the ability to compete with us. Please read "—OSG and its affiliates may engage in competition with us;"

  •
  our general partner may make a determination to receive a quantity of our Class B units in exchange for resetting the target distribution levels related to its incentive distribution rights without the approval of the conflicts committee of our general partner or our unitholders. Please see "How We Make Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels;"

  •
  some officers of OSG who provide services to us also will devote significant time to the business of OSG, and will be compensated by OSG for the services rendered to it;

  •
  our general partner has limited its liability and reduced its fiduciary duties under Delaware law and has also restricted the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty and, by purchasing common units, unitholders will be deemed to have consented to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law;

  •
  our general partner determines the amount and timing of our cash reserves, asset purchases and sales, borrowings and issuances of additional partnership securities, each of which can affect the amount of cash that is available for distribution to our unitholders;

  •
  our general partner determines the amount and timing of any capital expenditures and, based on the applicable facts and circumstances, whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. The determination can affect the amount of cash that is distributed to our unitholders and the ability of the subordinated units to convert to common units;

  •
  in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units owned by OSG, to make incentive distributions or to accelerate the expiration of the subordination period;

  •
  our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

  •
  our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or from entering into additional contractual arrangements with any of these entities on our behalf;

  •
  our general partner intends to limit its liability regarding our contractual and other obligations and, in some circumstances, is entitled to be indemnified by us;

  •
  our general partner may exercise its limited right to call and purchase our common units if it and its affiliates own more than 80% of our common units;

  •
  our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

  •
  our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

        Please read "Certain Relationships and Related Party Transactions", "Conflicts of Interest and Fiduciary Duties" and "The Partnership Agreement."

OSG and its affiliates may engage in competition with us.

        Pursuant to the omnibus agreement to be entered into between us and OSG in connection with the completion of this offering, OSG and its controlled affiliates (other than us, our general partner and our subsidiaries) will agree not to engage in or acquire or invest in any business that provides marine transportation or distribution services in connection with the transportation of crude oil and refined petroleum products by water between points in the United States to which the United States coastwise laws apply, to the extent such business generates qualifying income for federal income tax purposes. The omnibus agreement, however, contains significant exceptions that may allow OSG or any of its controlled affiliates to compete with us, which could harm our business. Please read "Certain Relationships and Related Party Transactions—Omnibus Agreement—Noncompetition."

We do not have 100% ownership of some of our assets and may need the consent of third parties to take certain actions, which may prevent us from operating or dealing with those assets as we deem them appropriate or necessary.

        We do not have 100% ownership of some of our assets, such as the product carriers we bareboat charter from Aker and our economic interests in Alaska Tanker Company, LLC. By not having complete ownership of these and other assets, we may need to obtain prior consent of third parties to certain commercial actions. If we are unable to obtain such consents on commercially reasonable and satisfactory terms, our ability to operate or deal with those assets may be adversely affected.

Our partnership agreement limits our general partner's fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

        Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by Delaware law. For example, our partnership agreement:

  •
  permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, which permits our general partner to consider only the interests and factors that it desires. In such cases, it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, OSG, and not by the board of directors of our general partner. Examples include the exercise of its right to receive Class B units in exchange for resetting the target distribution levels related to its incentive distribution rights, the exercise of its limited call right, its rights to transfer or vote the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership or amendment of the partnership agreement;

  •
  provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in "good faith," meaning it reasonably believed that the decision was in our best interests;

  •
  generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be "fair and reasonable" to us, as determined by our general partner in good faith, and that, in determining whether a transaction or resolution is "fair and reasonable," our general partner may consider the totality of the relationships among the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

  •
  provides that our general partner and its affiliates and their officers and directors will not be liable for monetary damages to us or our unitholders for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

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  provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner or its conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

        By purchasing a common unit, each unitholder will be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read "Conflicts of Interest and Fiduciary Duties—Fiduciary Duties."

Cost reimbursements payable to our general partner and its affiliates, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to you.

        Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf, which will be determined by our general partner. These expenses will include all costs incurred by our general partner and its affiliates in providing certain commercial and technical management services and administrative, financial and other support services to us and certain of our subsidiaries, including services rendered to us pursuant to the agreements described below under "Certain Relationships and Related Party Transactions—Management Agreement" and Certain Relationships and Related Party Transactions—Administrative Services Agreement." The reimbursement of expenses to our general partner and its affiliates could adversely affect our ability to pay cash distributions to you. In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash otherwise available for distribution to our unitholders.

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which the common units will trade.

        Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Unitholders did not elect our general partner or its board of directors and will have no right to elect our general partner or its board of directors on an annual or any other continuing basis. The board of directors of our general partner, including the independent directors, is chosen by OSG. Furthermore, if unitholders are dissatisfied with the performance of our general partner, their ability to remove our general partner will be limited. As a result of these limitations in the rights of our unitholders, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

        The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the completion of this offering, OSG will own 75.0% of our common units and subordinated units. Therefore, unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will, upon completion of this offering, own sufficient units to prevent its removal.

        Also, if our general partner is removed without "cause" during the subordination period and units held by our general partner and OSG are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. The removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance targets. "Cause" is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. "Cause" does not include most cases of alleged poor management of the business, so the removal of our general partner because of the unitholders' dissatisfaction with our general partner's performance in managing our partnership will most likely result in the termination of the subordination period and the conversion of all subordinated units to common units.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

        Our partnership agreement restricts unitholders' voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the ability of the unitholders to influence the manner or direction of management.

The control of our general partner may be transferred to a third party without unitholder consent.

        Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders, so long as the third party satisfies the citizenship requirements of the Jones Act. In addition, our partnership agreement does not restrict the ability of OSG or any subsequent member of our general partner from transferring all or a portion of its membership interests in our general partner to a third party as long as the citizenship requirements of the Jones Act are satisfied. In the event of any such transfer, the new member or members of our general partner would be in a position to replace the board of directors and officers of our general partner with their own designees and thereby influence the decisions taken by the board of directors and officers.

You will experience immediate and substantial dilution of $9.86 in tangible net book value per common unit.

        The assumed initial public offering price of $20.00 per common unit exceeds pro forma net tangible book value of $10.14 per common unit. Based on an assumed initial public offering price of $20.00 per unit, you will incur immediate and substantial dilution of $9.86 per common unit. This dilution is primarily the result of the assets contributed by our general partner and its affiliates being recorded at their historical cost, and not their fair value, in accordance with accounting principles generally accepted in the United States. Please read "Dilution."

We may issue additional equity securities without your approval, which would dilute your ownership interests.

        Our general partner, without the approval of our unitholders, may cause us to issue an unlimited number of additional units or other equity securities, subject to any limitations imposed by the New York Stock Exchange. The issuance by us of additional common units or other equity securities may have the following effects:

  •
  our unitholders' proportionate ownership interest in us will decrease;

  •
  the amount of cash available to pay distributions on each unit may decrease;

  •
  because a smaller percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

  •
  the ratio of taxable income to distributions may increase;

  •
  the relative voting strength of each previously outstanding unit may be diminished; and

  •
  the market price of the common units may decline.

OSG may sell units in the public or private markets, which may have adverse effects on the price of our common units.

        After this offering of common units, OSG will hold 7,500,000 common units and 15,000,000 subordinated units, representing a 73.5% limited partner interest in us. All of the subordinated units will convert into common units at the end of the subordination period, which could occur as early as the first business day after September 30, 2010, and all of the subordinated units may convert into common units earlier than such date if additional tests are satisfied. OSG may, from time to time, sell all or a portion of its common units or subordinated units in the public or private markets. Sales of any of these units, or the anticipation of such sales, could lower the market price of our common units and may make it more difficult for us to sell our equity securities in the future at a time and at a price that we deem appropriate.

        We have granted registration rights to our general partner and its affiliates, including OSG, and their assignees. These registration rights continue for two years following any withdrawal or removal of our general partner. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or our unitholders. Upon the completion of this offering, OSG and its affiliates will own 7,500,000 common units and 15,000,000 subordinated units. Following their registration and sale under the applicable registration statement, these securities would become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets, which may affect our ability to make distributions to you.

        We have a holding company structure and our operating subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than our ownership interests in our subsidiaries and our equity investments. As a result, our ability to make distributions on our common units depends on the performance of our subsidiaries and our equity investments and their ability to distribute funds to us. The ability of our subsidiaries and joint ventures to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations. If we are unable to obtain the funds necessary to make distributions on our common units, we may be required to adopt one or more alternatives, such as borrowing funds to make distributions on our common units. We cannot assure our unit holders that we would be able to borrow funds to make distributions on our common units.

Our partnership agreement currently limits the ownership of our partnership interests by individuals or entities that are not U.S. citizens. This restriction could limit the liquidity of our common units.

        In order to ensure compliance with Jones Act citizenship requirements, the board of directors of our general partner has adopted a requirement that at least 85% of the interests in our partnership must be held by U.S. citizens. This requirement may have an adverse impact on the liquidity or market value of our common units because holders will be unable to sell units to non-U.S. citizens. Any purported transfer of common units in violation of these provisions will be ineffective to transfer the common units or any voting, dividend or other rights associated with them.

In establishing cash reserves, our general partner may reduce the amount of cash available for distribution to you.

        Our partnership agreement requires our general partner to deduct cash reserves from our operating surplus that it determines are necessary to fund our future operating expenditures. These reserves will affect the amount of cash available for distribution to our unitholders. Our general partner may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. Our partnership agreement requires our general partner each quarter to deduct from operating surplus estimated maintenance capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner at least once a year, provided that any change must be approved by the conflicts committee. In addition, see above "Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, our general partner is required to deduct estimated maintenance capital expenditures from operating surplus each quarter, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted."

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price and is not required to obtain a fairness opinion in connection with the exercise of its call right.

        If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price as determined in accordance with our partnership agreement. Our general partner may assign this right to any of its affiliates or to us. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934. For additional information about the limited call right, please read "The Partnership Agreement—Limited Call Right."

        Immediately after the completion of this offering, assuming no exercise of the underwriters' over-allotment option, OSG will own common units representing a 24.5% limited partner interest in us, together with 15,000,000 subordinated units representing an additional 49% limited partnership interest in us. At the end of the subordination period, assuming no additional issuances of common units, and conversion of our subordinated units into common units, OSG will own common units representing a 73.5% limited partner interest in us. Our general partner and its affiliates may own enough of our common units to enable our general partner to exercise its call right.

Our general partner may elect to cause us to issue Class B units and general partner units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights, without the approval of the conflicts committee of our general partner or our unitholders. This could result in lower distributions to our common unitholders.

        Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset election (we refer to this amount as the "reset minimum quarterly distribution") and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount.

        In connection with resetting these target distribution levels, our general partner will be entitled to receive a number of Class B units and general partner units. The Class B units will be entitled to the same cash distributions per unit as our common units and will be convertible into an equal number of common units. The number of Class B units to be issued will be equal to the number of units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. The number of general partner units to be issued will be an amount that will maintain our general partner's ownership interest immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our Class B units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new Class B units and general partner units to our general partner in connection with resetting the target distribution levels related to our general partner's incentive distribution rights.

Please see "How We Make Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels.

        Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the proportion that the distribution bore to the fair market value of the common units prior to the announcement of the distribution, which would adversely affect the amount of distributions you would receive. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages. We do not anticipate that we will make any distributions from capital surplus.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

        As a limited partner in a partnership organized under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court or government agency determined that:

  •
  we were conducting business in a state but had not complied with that particular state's partnership statute; or

  •
  your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute "control" of our business.

        Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some other jurisdictions in which we do business. Please read "The Partnership Agreement—Limited Liability" for a discussion of the implications of the limitations on liability to a unitholder.

We can borrow money to pay distributions, which would reduce the amount of borrowing capacity available to operate our business.

        Our partnership agreement will allow us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings available for operating our business. For more information, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Sources of Capital—Senior Secured Revolving Credit Facility."

Restrictions in our debt agreements will limit our ability to pay distributions upon the occurrence of certain events.

        Our new senior secured revolving credit facility and our secured term loans limit our ability to pay distributions upon the occurrence of the following events, among others:

  •
  failure to pay any principal, interest, fees, expenses or other amounts when due;

  •
  breach or lapse of any insurance with respect to the vessels;

  •
  breach of certain financial covenants;

  •
  failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

  •
  default under other indebtedness;

  •
  bankruptcy or insolvency events;

  •
  failure of any representation or warranty to be materially correct;

  •
  a change of control, as defined in the applicable debt agreement; and

  •
  any other event of default, as defined in the applicable debt agreement.

        Any subsequent refinancing of our current debt or any new debt could have similar restrictions.

Increases in interest rates may cause the market price of our common units to decline.

        An increase in interest rates may cause a corresponding decline in demand for equity investments in general and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

        Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. We may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Purchasers of units who become limited partners are liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to the purchaser at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units and a trading market that will provide you with adequate liquidity may not develop.

        Prior to this offering, there has been no public market for our common units. Immediately after this offering, there will be only 7,500,000 publicly-traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The price of our common units may fluctuate significantly and you could lose all or part of your investment.

        The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

  •
  our quarterly distributions;

  •
  our quarterly or annual earnings or those of other companies in our industry;

  •
  loss of a large customer or the loss of one or more of our vessels;

  •
  announcements by us or our competitors of significant contracts or acquisitions;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  general economic conditions;

  •
  the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

  •
  future sales of our common units; and

  •
  the other factors described in these "Risk Factors."

Tax Risks

        In addition to the following risk factors, you should read "Material Tax Consequences" for a more complete discussion of expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes and not being subject to entity-level taxation by states. If the IRS was to treat us as a corporation or if we were to become subject to entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

        The anticipated after-tax benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this matter.

        If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again as corporate distributions and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to you, likely causing a substantial reduction in the value of the common units.

        Current law may change, causing us to be treated as a corporation for federal income tax purposes or otherwise subjecting us to entity-level taxation. For example, due to widespread state budget deficits in recent years, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income tax, franchise tax or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to you would be reduced. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

        The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, in response to certain recent developments, members of Congress are considering substantive changes to the definition of qualifying income under Section 7704(d) of the Internal Revenue Code. It is possible that these efforts could result in changes to the existing U.S. tax laws that affect publicly traded partnerships, including us. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be applied retroactively. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively affect the value of an investment in our common units.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely affected and the costs of any contest will be borne by our unitholders and our general partner.

        We have not requested any ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from our counsel's conclusions expressed in this prospectus or from the positions we take and it may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take. A court may not agree with some or all of our counsel's conclusions or the positions we take. Any contest with the IRS may materially and adversely affect the market for our common units and the price at which they trade. In addition, the costs of any contest with the IRS will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner.

You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

        You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

        We anticipate that the first cash distribution you will receive from us will be based upon the period from the completion of this offering until December 31, 2007. We expect to pay that cash distribution in February 2008. You will, however, be required to include in income your allocable share of our income for the taxable period from completion of this offering until December 31, 2007, without regard to whether you receive corresponding cash distributions.

Tax gain or loss on the disposition of our common units could be different than expected.

        If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income to you due to potential recapture items, including depreciation recapture.

Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

        Investment in common units by tax-exempt entities, such as individual retirement accounts (IRAs) and non-U.S. persons, raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income.

We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

        Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform with all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read "Material Tax Consequences—Uniformity of Units" for a further discussion of the effect of the depreciation and amortization positions we will adopt.

You will likely be subject to state and local taxes and return filing requirements as a result of investing in our common units.

        In addition to federal income taxes, you will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property even if you do not live in these jurisdictions. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially conduct business in Florida, which does not impose an individual income tax. We may own property or conduct business in other states or foreign countries in the future. It is your responsibility to file all of your federal, state and local tax returns. Our counsel has not rendered an opinion on the state and local tax consequences of an investment in our common units.

The sale or exchange of 50% or more of our capital and profits interests during any 12-month period will result in the termination of our partnership for federal income tax purposes.

        We will be considered to have terminated our status as a partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read "Material Tax Consequences—Disposition of Common Units—Constructive Termination" for a discussion of the consequences of our termination for federal income tax purposes.

USE OF PROCEEDS

        We expect to receive net proceeds of approximately $136.5 million from the sale of 7,500,000 common units offered by this prospectus, after deducting underwriting discounts, commissions and structuring fees and paying estimated offering expenses. We base this amount on an assumed initial public offering price of $20.00 per common unit. We will use the net proceeds from this offering to satisfy our obligation to reimburse OSG for approximately $136.5 million of capital expenditures incurred in the 24 months prior to this offering to improve the assets being contributed to us by OSG upon completion of this offering, including in connection with the acquisition of and improvements to vessels in our initial fleet, as partial consideration for the contribution to us of all of the outstanding membership interests of the subsidiaries that own or operate the 18 vessels in our initial fleet and the subsidiaries that have committed to bareboat charter six newbuild product carriers from Aker, as well as a 35% membership interest in ATC. OSG will use these funds for general corporate purposes and working capital.

        If the underwriters exercise their over-allotment option, we will use the net proceeds from the exercise of the over-allotment option to redeem from OSG a number of common units equal to the number of common units issued upon the exercise of the over-allotment option, at a price per common unit equal to the proceeds per common unit before expenses, but after underwriting discounts, commissions and structuring fees.

        In connection with the completion of this offering, we will enter into a new $200 million senior secured revolving credit facility with ING Bank N.V. and DnB NOR Bank ASA. We intend to use funds available under this facility for general corporate purposes, including vessel acquisitions.

CAPITALIZATION

        The following table shows:

  •
  our historical capitalization as of June 30, 2007; and

  •
  our pro forma capitalization as of June 30, 2007, adjusted to reflect the offering of the common units, the application of the net proceeds we receive in the offering in the manner described under "Use of Proceeds" on the preceding page and the related formation and contribution transactions. See "Summary—The Transactions."

        This table is derived from, and should be read together with, the historical combined financial statements of our Predecessor and our pro forma combined financial statements and the accompanying notes. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2007
	Actual	Pro Forma
	(in thousands)
Total cash and cash equivalents	$280	$280

Debt, including current portion:
Long-term debt	$53,329	$53,329
Long-term related party debt	575,756	—
Capital lease obligations	33,460	33,460
Borrowings under credit facility	—	51,000

Total debt	$662,545	$137,789

Equity/(deficit):
Members' equity/(deficit)	$(137,413)	$—
Held by public:
Common units	—	136,500
Held by general partner and its affiliates:
Common units	—	106,535
Subordinated units	—	213,071
General partner interest	—	8,697

Total equity/(deficit)	(137,413)	464,803

Total capitalization	$525,132	$602,592

DILUTION

        Dilution is the amount by which the offering price will exceed the net tangible book value per common unit after this offering. Assuming an initial public offering price of $20.00 per common unit, on a pro forma basis as of June 30, 2007, after giving effect to this offering of common units and the related formation and contribution transactions as described in "Use of Proceeds," our net tangible book value was $310.5 million, or $10.14 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per common unit before this offering(1)	13.43
Decrease in net tangible book value per common unit attributable to purchases in this offering	(3.29)

Less: Pro forma net tangible book value per common unit after this offering(2)		10.14

Immediate dilution in net tangible book value per common unit to purchasers in this offering		$9.86

(1)
Determined by dividing the total number of units (7,500,000 common units, 15,000,000 subordinated units and the 2% general partner interest represented by 612,245 general partner units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us into the net tangible book value of the contributed assets and liabilities.

(2)
Determined by dividing the total number of units (15,000,000 common units, 15,000,000 subordinated units and the 2% general partner interest represented by 612,245 general partner units) to be outstanding after this offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.

        The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
General partner and its affiliates(1)(2)	23,112,245	75.5%	$328,303,000	68.6%
New investors	7,500,000	24.5%	150,000,000	31.4%

Total	30,612,245	100.00%	$478,303,000	100.00%

(1)
Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own an aggregate of 7,500,000 common units, 15,000,000 subordinated units and the 2% general partner interest represented by 612,245 general partner units.

(2)
The assets contributed by our general partner and its affiliates were recorded at book value in accordance with U.S. GAAP. Book value of the consideration provided by our general partner and its affiliates, as of June 30, 2007, was $328.3 million.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

        You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with specific assumptions included in this section. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

  Rationale for Our Cash Distribution Policy

        For a number of reasons, including our expectation that we will be able generally to finance any capital expenditures required for expansion from external financing sources, we believe that our investors are best served by us distributing all of our available cash (after deducting estimated maintenance capital expenditures and reserves), rather than retaining it. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires distribution of all of our available cash on a quarterly basis (after deducting estimated maintenance capital expenditures and reserves).

  Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

        Our distribution policy may be changed at any time and is subject to certain restrictions, including:

  •
  Our unitholders have no contractual or other legal right to receive distributions, other than their right arising out of our obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to our general partner's broad discretion to establish reserves and other limitations.

  •
  While our partnership agreement includes provisions requiring us to distribute all of our available cash, our partnership agreement may be amended. Although our partnership agreement may not be amended during the subordination period, with certain exceptions, without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units and any Class B units issued upon the reset of incentive distribution target levels, if any, voting as a class (including common units and Class B units held by OSG and its affiliates) after the subordination period has ended. Immediately following the completion of this offering, OSG will own outstanding common units representing a 24.5% limited partner interest in us and 100% of the outstanding subordinated units.

  •
  Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by the board of directors of our general partner, taking into consideration the terms of our partnership agreement.

  •
  Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution if it would cause our liabilities to exceed the fair value of our assets.

  •
  Our distribution policy will be affected by restrictions on distributions under our operating subsidiaries' secured term loans and revolving credit facility which will contain material financial tests and covenants that must be satisfied. These financial tests and covenants are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Sources of Capital—Our Secured Term Loans." Should our operating subsidiaries be unable to satisfy these tests and covenants, or if our operating subsidiaries are otherwise in default under the credit agreements, they would be prohibited from making cash distributions to us, which would materially hinder our ability to make cash distributions to you, notwithstanding our stated cash distribution policy.

  •
  If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

  Our Ability to Grow Depends upon Our and Our Operating Subsidiaries' Ability to Access Capital from External Sources for Expansion

        Because we distribute all of our available cash, we may not grow as fast as companies that reinvest their available cash. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. To the extent we issue additional units to fund acquisitions or expansion or investment capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level which, in turn, may affect the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional debt by us or our operating subsidiaries would result in increased interest expense which, in turn, may affect the available cash that we have to distribute to our unitholders.

  Initial Distribution Rate

        The amount of the minimum quarterly distribution is $0.375 per unit, or $1.50 per unit per year. The amount of available cash from operating surplus, which we also refer to as cash available for distribution, needed to pay the minimum quarterly distribution on all of the common units and subordinated units and the 2% general partner interest to be outstanding immediately after this offering for one quarter and for four quarters will be approximately:

	Number of Units	One Quarter	Four Quarters
Common units	15,000,000	$5,625,000	$22,500,000
Subordinated units	15,000,000	5,625,000	22,500,000
2% general partner interest(1)	612,245	229,592	918,367

Total	30,612,245	$11,479,592	$45,918,367

(1)
The number of general partner units is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98%) by our general partner's 2% general partner interest.

        Upon completion of this offering, our general partner will adopt a policy pursuant to which we will pay an initial quarterly distribution of $0.375 per unit for each complete quarter. Beginning with the quarter ending December 31, 2007, we will distribute, within 45 days after the end of each quarter, all of our available cash to unitholders of record on the applicable record date. We will prorate the amount of our first distribution for the period from the completion of this offering through December 31, 2007 based on the actual length of the period.

        During the subordination period, before we make any quarterly distributions to subordinated unitholders, our common unitholders will be entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions from prior quarters. Please read "How We Make Cash

Distributions—Subordination Period." The amount of the minimum quarterly distribution is $0.375 per unit, or $1.50 per unit per year. We cannot guarantee, however, that we will pay the minimum quarterly distribution or any amount on the common units in any quarter.

        Our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner's initial 2% interest in these distributions may be reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their over-allotment option, the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner's incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities) and our general partner does not contribute the amount of capital to us required to maintain its initial 2% general partner interest. Our general partner has the right, but not the obligation, to contribute the amount of capital to us required to maintain its current general partner interest.

        In the sections that follow, we present in detail the basis for our belief that we will be able to pay our minimum quarterly distribution on all of our common units and on all of our subordinated units for the twelve months ending December 31, 2008. We present a table consisting of:

  •
  pro forma results of operations and cash available for distribution for the year ended December 31, 2006 and the twelve months ended June 30, 2007;

  •
  forecasted results of operations and cash available for distribution for the twelve months ended December 31, 2008.

Pro Forma and Forecasted Results of Operations and Cash Available for Distribution

        We present below, to the best of our knowledge and belief, a forecast of the expected results of operations and cash flows for OSG America L.P. for the twelve months ending December 31, 2008.

        Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending December 31, 2008. The assumptions disclosed in "—Summary of Significant Accounting Policies and Forecast Assumptions" below are those that we believe are significant to our forecasted results of operations. We believe that we have a reasonable objective basis for those assumptions listed and our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There are likely to be differences between our forecast and the actual results and those differences could be material. Our and our operating subsidiaries' operations are subject to numerous risks that are beyond our control. If the forecast is not achieved, we may not be able to pay cash distributions on our common units at the initial distribution rate stated in our cash distribution policy or at all.

        Our forecast of our results of operations is a forward-looking statement and should be read together with the historical combined financial statements of our Predecessor and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The forecast has been prepared by, and is the responsibility of, the management of our general partner.

        Neither Ernst & Young LLP, our independent registered public accounting firm, nor any other independent registered public accounting firm, have compiled, examined or performed any procedures with respect to the forecasted financial information for the twelve months ending December 31, 2008 or pro forma information for the year ended December 31, 2006 and the twelve months ended June 30, 2007 contained herein, nor have they expressed any opinion or given any other form of assurance on such information or its achievability and they assume no responsibility for, and disclaim any association with, such forecasted and pro forma financial information. Ernst & Young LLP's reports included in this prospectus relate to our and our Predecessor's historical financial information. Those reports do not extend to the tables and the related forecasted and pro forma financial information contained in this section and should not be read to do so.

        When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors" and elsewhere in this prospectus. Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from the financial forecast.

        We are providing the financial forecast to supplement the historical combined financial statements of our Predecessor and our pro forma combined financial statements to support our belief that we will have sufficient cash available to allow us to pay cash distributions on all of our outstanding common and subordinated units for each quarter in the twelve months ending December 31, 2008 at our stated initial distribution rate. Please read "—Summary of Significant Accounting Policies and Forecast Assumptions" for further information as to the assumptions we have made for the financial forecast.

        We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update the financial forecast to reflect events or circumstances after the date of this prospectus. We caution you not to place undue reliance on this information.

OSG America L.P. Pro Forma and Forecasted Results of Operations and
Cash Available for Distribution (unaudited)

	Combined Pro Forma		Forecast(1)
	Year Ended December 31, 2006	Twelve Months Ended June 30, 2007	Twelve Months Ending December 31, 2008
	(In thousands, except per unit amounts)
Shipping Revenues:
Shipping revenues	$190,654	$200,728	$294,245
Operating Expenses:
Voyage expenses	36,872	34,999	47,601
Vessel operating expenses	64,609	70,553	96,195
Bareboat charter expenses	—	3,009	33,306
Depreciation and amortization	43,537	44,534	57,993
General and administrative(2)	25,339	25,226	23,000

Total Operating Expenses	170,357	178,321	258,095

Income from vessel operations	20,297	22,407	36,150
Equity in income from affiliated companies	6,811	6,077	4,865

Operating income	27,108	28,484	41,015
Other income	9	(8)	—
Interest expense, other	(9,800)	(9,049)	(15,415)

Income before federal income taxes	17,317	19,427	25,600
Provision for federal income taxes	—	—	—

Net Income(3)	17,317	19,427	25,600
Adjustments to reconcile net income to EBITDA:
Add:
Depreciation and amortization	43,537	44,534	57,993
Interest expense	9,800	9,049	15,415

EBITDA(4)	70,654	73,010	99,008
Adjustments for other non-cash items:
Equity in income from affiliated companies	(6,811)	(6,077)	(4,865)
Charter hire expense (DPO expense)	—	310	3,036

	63,843	67,243	97,179
Adjustments for cash items and maintenance capital expenditure reserves:
Cash interest expense	(9,862)	(9,008)	(15,429)
Distributions of income from affiliated companies	8,066	6,811	5,206
Drydocking capital expenditure reserve(5)	(19,071)	(19,071)	(19,071)
Replacement capital expenditure reserve(5)	(17,261)	(17,261)	(17,261)

Cash Available for Distribution	$25,715	$28,714	$50,624

Expected distributions:
Distributions per unit	$1.50	$1.50	$1.50
Distributions to our common unitholders(6)	$11,250	$11,250	$11,250
Distributions to OSG—common units(6)	11,250	11,250	11,250
Distributions to OSG—subordinated units(7)	22,500	22,500	22,500
Distributions to OSG—general partner interest	918	918	918

Total distributions(8)	$45,918	$45,918	$45,918

Excess (shortfall)	$(20,203)	$(17,204)	$4,706

(1)
The forecasted column is based on the assumptions set forth in "Pro Forma and Forecasted Results of Operations and Cash Available for Distribution—Summary of Significant Accounting Policies and Forecast Assumptions".

(2)
Includes estimated additional annual expenses associated with our status as a publicly-traded limited partnership of $1.6 million.

(3)
Excludes a gain on sale of the tug Freedom expected upon delivery of the new tug OSG Courageous in 2008. Proceeds from the sale have been omitted from Cash Available for Distribution.

(4)
EBITDA is a non-U.S. GAAP financial measure which we use because it is an important supplemental measure of performance and liquidity. EBITDA means earnings before interest, taxes, depreciation and amortization. This measure is not calculated or presented in accordance with U.S. GAAP. We explain this measure below and reconcile it to its most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, to assess:

•
the financial and operating performance of assets without regard to financing methods, capital structure, income taxes or historical cost basis; and

•
the ability to generate cash sufficient to service debt, make distributions to our unitholders and undertake capital expenditures.

EBITDA should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Therefore, EBITDA may not be comparable to similarly titled measures of other companies.

For a more detailed discussion of our use of EBITDA, please read "Selected Historical and Pro Forma Financial and Operating Data—Non-U.S. GAAP Financial Measures" on page 81.

(5)
Our partnership agreement requires an estimate of the maintenance capital expenditures necessary to maintain our asset base to be subtracted from operating surplus each quarter, as opposed to amounts actually spent. The board of directors of our general partner will approve the amount of our reserves for maintenance capital expenditures. Our initial annual estimated maintenance capital expenditures for purposes of calculating operating surplus will be $36.3 million per year, which is comprised of $19.1 million for drydocking costs for all of our vessels and $17.2 million for replacing our vessels at the end of their useful lives. The amount of estimated maintenance capital expenditures attributable to future drydocking expenses is based on the average annual anticipated drydocking over the remaining useful lives of our vessels. The actual cost of maintenance capital expenditures will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of vessel replacement. We may elect to fund some or all maintenance capital expenditures through the issuance of additional common units, which may be dilutive to existing unitholders. Please read "Risk Factors—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, our general partner is required to deduct estimated maintenance capital expenditures from operating surplus each quarter, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted."

(6)
Assumes the underwriters' over-allotment option is not exercised. The net proceeds from any exercise of the underwriters' over-allotment option will be used to redeem common units from OSG. The number of units redeemed would equal the number of units for which the underwriters exercised their over-allotment option.

(7)
Following distributions to common unitholders, subordinated unitholders would not have received payment in full.

(8)
Represents the amount required to fund distributions to our unitholders and our general partner for four quarters based upon our minimum quarterly distribution rate of $0.375 per unit.

Please read "Summary of Significant Accounting Policies and Forecast Assumptions."

Summary of Significant Accounting Policies and Forecast Assumptions

Basis of Presentation

        The financial forecast presents the forecasted results of operations of OSG America L.P. for the twelve months ending December 31, 2008. Upon the completion of this offering, we will issue common units and subordinated units representing limited partner interests to OSG and a 2% general partner interest in us and all of our incentive distribution rights to our general partner, OSG America LLC, a wholly-owned subsidiary of OSG. We will also issue common units, representing limited partner interests, to investors pursuant to this offering. The accompanying financial forecast is presented in accordance with the guidelines established by the American Institute of Certified Public Accountants.

        In constructing the unaudited pro forma combined results of operations for the year ended December 31, 2006 and for the twelve months ended June 30, 2007, we used the historical combined results of operations for OSG America Predecessor for those periods and adjusted such results of operations as described in "—Pro Forma and Forecasted Results of Operations" above.

Summary of Significant Accounting Policies

        Organization.    We were formed on May 14, 2007 as a Delaware limited partnership by OSG. Our general partner is a wholly-owned subsidiary of OSG.

        Basis of Presentation and Description of Business.    The financial forecast includes the accounts of our wholly-owned subsidiaries. Intercompany transactions have been eliminated in consolidation. Investments in affiliated companies in which we own a stake of 50% or less and in which we exercise significant influence are accounted for by the equity method.

        Cash and Cash Equivalents.    Interest-bearing deposits that are highly liquid investments and have a maturity of three months or less when purchased are included in cash and cash equivalents.

        Vessels.    Vessels are recorded at cost and are depreciated to estimated salvage value on a straight-line basis over a vessel's useful life, which we estimate to be 25 years for newbuilds and 20 years for rebuilt barges with the useful life of a married tug and barge being coterminus. The salvage value of product carriers and barges is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. The salvage value of tugs is generally assumed to be $1.0 million. Financing, supervision and certain other costs are capitalized to vessels during the period that vessels are under construction.

        Deferred Drydock Expenditures.    Expenditures incurred during a drydocking are deferred and amortized on the straight-line basis over the period until the next scheduled drydocking, which is generally two and a half years on average. Expenditures for maintenance and repairs are expensed when incurred. Amortization of capitalized drydock expenditures and improvements is included in depreciation and amortization.

        Vessels under Capital Leases.    We charter in two vessels that we have accounted for as capital leases since 1989. Amortization of capital leases is computed by the straight-line method over 22 years representing the terms of the leases.

        Impairment of Long-Lived Assets.    The carrying amounts of long-lived assets held and used are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the asset's carrying amount. This assessment is made at the individual vessel level since separately identifiable cash flow information for each vessel is available. The amount of an impairment charge, if any, would be determined using discounted cash flows.

        Goodwill and Intangible Assets.    Goodwill and indefinite lived intangible assets acquired in a business combination are not amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. Intangible assets with estimable useful lives are amortized over their estimated useful lives. Our intangible assets, which consist primarily of long-term customer relationships acquired as part of the purchase of Maritrans Inc., are being amortized on a straight line basis over 20 years.

        Revenue and Expense Recognition.    Revenues from time charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters as service is performed. Voyage revenues and expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. A voyage charter agreement with a customer consists of sailing to the load port (the positioning leg), loading the cargo, sailing to the discharge port and discharging the cargo. The charter agreement requires the relevant vessel to proceed to the port or place as ordered by charterer in accordance with the contract. The vessel is, therefore, employed from the time it receives a contract until the last discharge point and a contract is not cancellable in the positioning leg, provided we fulfill our contractual commitment. Accordingly, the voyage period commences upon departure from the discharge port of the vessel's previous cargo and ends upon the departure from the discharge port of the current cargo. We generally enter into a charter agreement with a customer for the vessel's next voyage prior to the time of discharge for its previous voyage. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. We do not begin recognizing voyage revenue until a charter has been agreed to by both us and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

        Under voyage charters, expenses such as fuel, port charges, canal tolls and cargo handling operations are paid by us whereas, under time and bareboat charters, such voyage costs are paid by our customers.

        Deferred Finance Charges.    Finance charges incurred in the arrangement of debt are deferred and amortized to interest expense on the straight-line basis over the life of the related debt.

        Use of Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Newly issued Accounting Standards.    In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements (FAS 157)." The standard provides guidance for using fair value to measure assets and liabilities in accordance with U.S. GAAP and expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. FAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does not expand the use of fair value in any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early adoption is permitted. We believe that the adoption of FAS 157 will not have a material effect on our earnings or financial position.

        Acquisition of Maritrans.    On November 28, 2006, OSG acquired the stock of Maritrans Inc. (Maritrans), an owner and operator of a fleet of product carriers and barges, certain of which now form part of the fleet of OSG America Predecessor. The operating results of the Maritrans Entities (as defined in "Appendix C—Glossary of Terms") have been included in the historical financial statements since November 29, 2006. The pro forma results have been adjusted to reflect the operations of the Maritrans Entities from the first day of the period presented.

Summary of Significant Forecast Assumptions

        Vessel Deliveries.    The forecast assumes the following changes in our fleet:

  •
  delivery of Overseas Los Angeles from Aker American Shipping, Inc. (Aker) in December 2007;

  •
  delivery of the barge OSG 243 from the shipyard performing the retrofitting and lengthening of that barge in December 2007 and entering service with the tug OSG Independence as an ATB;

  •
  delivery of Overseas New York from Aker in May 2008;

  •
  the option to acquire the ATB OSG 350/OSG Vision in May 2008 is exercised and the estimated purchase price of $100 million is financed by a new term loan;

  •
  the option to acquire the ATB OSG 351/OSG Quest in September 2008 is exercised and the estimated purchase price of $100 million is financed by our revolving credit facility; and

  •
  delivery of Overseas Texas City from Aker in September 2008.

        Time Charter Equivalent Revenues.    Consistent with general practice in the shipping industry, we use time charter equivalent (TCE) revenues (which represents shipping revenues less voyage expenses) as a measure to compare revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their financial performance. Under time charters, the charterer typically pays the voyage expenses, whereas under voyage charter contracts and contracts of affreightment, the shipowner typically pays the voyage expenses. In evaluating whether to time charter or voyage charter our vessels to customers, we must estimate voyage expenses to arrive at the estimated time charter equivalent revenue for voyage charter opportunities. As a result, although shipping revenues from different types of contracts may vary, the TCE revenues are comparable across the different types of contracts. TCE revenues, a non-U.S. GAAP financial measure, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable U.S. GAAP financial measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. TCE revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance of different companies in the shipping industry to industry averages.

        The following table reconciles TCE revenues to combined pro forma and forecast shipping revenues.

	Combined Pro Forma		Forecast
	Year Ended December 31, 2006	Twelve Months Ended June 30, 2007	Twelve Months Ended December 31, 2008
	(In thousands)
TCE revenues	$153,782	$165,729	$246,644
Voyage expenses	36,872	34,999	47,601

Shipping revenues	$190,654	$200,728	$294,245

        Forecasted TCE revenues for the twelve months ending December 31, 2008 is approximately $92.9 million greater than the pro forma results for the year ended December 31, 2006, primarily as a result of the operation of five new product carriers delivered or to be delivered by Aker after December 31, 2006, which increased TCE revenue by $61.1 million, an increase of $6,888 per day in charter rates for ATBs, and an increase in revenue days for ATBs caused primarily by the operation of two new ATBs to be acquired in 2008. This increase was partially offset by the loss of revenue caused by a decrease in daily charter rates for the non-Jones Act product carriers and a decrease in their revenue days because of scheduled drydockings.

        Forecasted TCE revenues for the twelve months ending December 31, 2008 is approximately $80.9 million greater than the pro forma results for the twelve months ended June 30, 2007, primarily as a result of the operation of two new product carriers delivered in February and June 2007 and three new product carriers to be delivered after June 30, 2007, which increased TCE revenue by $55.7 million, an increase in charter rates for ATBs of $5,526 per day, and an increase in revenue days for ATBs caused primarily by the operation of two new ATBs to be acquired in 2008. This increase is partially offset by the loss of revenue caused by a decrease in daily charter rates for the non-Jones Act product carriers and a decrease in their revenue days because of scheduled drydockings.

        The forecast is based upon estimated average daily hire rates and the total number of days our vessels are expected to be on-hire and earning revenue during the twelve months ending December 31, 2008. In making this determination, we have assumed that levels of off-hire time for owned or bareboat chartered vessels will be similar to levels of off-hire time for 2006 and the first six months of 2007 and that vessels performing contracts of affreightment will be utilized at levels similar to those for 2006 and the first six months of 2007. These assumptions include expected off-hire due to scheduled drydockings. Among other things, the amount of actual off-hire time depends upon the time a vessel spends in a drydock for repairs, maintenance or inspection, waiting time, time lost due to equipment breakdowns or delays due to accidents, crewing strikes, certain vessel detentions or similar problems as well as failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

        The average daily TCE rate is equal to the shipping revenues earned by a vessel during a given period, divided by the total number of days the vessel is employed. Our forecast includes 401 days for off-hire, which is reflected as the difference between our total revenue days and our total operating days. Included in this number is 306 days for drydockings, 75 days (1 day per quarter per vessel) for unexpected breakdowns, and 10 days for each of two Aker-built product carriers being delivered in 2008 to account for the non-earning days between delivery of the vessel to us at Aker's yard in Philadelphia and delivery of the vessel by us to our customer on the U.S. Gulf coast. The following table outlines our assumptions on daily TCE rates and revenue days for the twelve months ending December 31, 2008, compared to daily TCE rates and revenue days for the year ended December 31, 2006 and for the twelve months ended June 30, 2007.

	Combined Pro Forma						Forecast
	Year Ended December 31, 2006			Twelve Months Ended June 30, 2007			Twelve Months Ended December 31, 2008
TCE Revenue	TCE Revenue	Revenue Days	Daily TCE	TCE Revenue	Revenue Days	Daily TCE	TCE Revenue	Revenue Days	Daily TCE
Jones Act ATBs	$62,006	2,460	$25,206	$63,844	2,403	$26,568	$99,653	3,105	$32,094
Jones Act Product Carriers	66,820	2,087	32,017	75,899	2,192	34,625	131,339	3,435	38,236
Non-Jones Act Product Carriers	24,956	721	34,613	25,986	719	36,142	15,652	663	23,608

	$153,782	5,268	$29,192	$165,729	5,314	$31,187	$246,644	7,203	$34,242

        We expect that our vessels will be employed at spot market rates for approximately 2,250 days, or 31% of the 7,203 revenue days during the forecast period for the twelve months ending December 31, 2008. If spot market rates were, on average, to decline by more than $2,091 per day during the forecast period, forecasted cash available for distribution in excess of expected distributions would decrease from $4.7 million to zero. The following table shows the number of off-hire days we have assumed for the twelve months ending December 31, 2008, compared to the actual number of off-hire days for the year ending December 31, 2006 and twelve months ending June 30, 2007, respectively. When a vessel is off-hire, or assumed to be off-hire, the daily TCE rate earned, or assumed to be earned, is zero.

	Combined Pro Forma								Forecast
	Year Ended December 31, 2006				Twelve Months Ended June 30, 2007				Twelve Months Ended December 31, 2008
Off-hire Days	Drydock Days	Repair Days	Retrofitting Days	Total Off-hire	Drydock Days	Repair Days	Retrofitting Days	Total Off-hire	Drydock Days	Repair Days	Retrofitting Days	Aker Delivery	Total Off-hire
Jones Act ATBs	83	37	340	460	83	24	410	517	100	34	—	—	134
Jones Act Product Carriers	77	26	—	103	105	34	—	139	144	34	—	20	198
Non-Jones Act Product Carriers	—	9	—	9	—	11	—	11	62	7	—	—	69

	160	72	340	572	188	69	410	667	306	75	—	20	401

        Vessel Operating Expenses.    Forecasted vessel operating expenses for the twelve months ending December 31, 2008 are approximately $31.6 million greater than the pro forma results for the year ended December 31, 2006 due to an increase in the number of vessels in operation and an increase in average daily operating expenses. This was partially offset by the elimination of one-time costs incurred in 2006 in association with the reflagging of the Overseas Luxmar and Overseas Maremar to the U.S. flag from the Marshall Islands.

        Forecasted vessel operating expenses for the twelve months ending December 31, 2008 are approximately $25.6 million greater than the pro forma results for the twelve months ended June 30, 2007 due to an increase in the number of vessels in operation and an increase in average daily operating expenses. This was partially offset by the elimination of one-time costs incurred in 2006 in association with the reflagging of the Overseas Luxmar and Overseas Maremar to the U.S. flag from the Marshall Islands.

        Some of the more significant vessel operating expenses (OPEX) include crewing and other labor related costs, repairs and maintenance and insurance costs. All of the seafarers employed on our vessels are employees of OSG Ship Management, Inc. (OSGM), a subsidiary of OSG, and our operating subsidiaries will enter into services agreements with OSGM under which it will provide crewing and other vessel operation and administrative services. Please read "Certain Relationships and Related Party Transactions—Management Agreement" and "Certain Relationships and Related Party Transactions—Administrative Services Agreement." Labor and related costs for purposes of this forecast are based upon estimated payments under these services agreements, historical experience and contractual unionized wage rates. Insurance costs are estimated based upon anticipated premiums.

        Average daily operating expenses are equal to vessel operating expenses divided by calendar days. The table below outlines our assumptions on forecasted total operating expenses, daily operating expenses and operating days for the twelve months ending December 31, 2008, as compared to the year ended December 31, 2006 and twelve months ended June 30, 2007.

	Combined Pro Forma						Forecast
	Year Ended December 31, 2006			Twelve Months Ended June 30, 2007			Twelve Months Ended December 31, 2008
Operating Expenses	Total OPEX	Operating Days	Daily OPEX	Total OPEX	Operating Days	Daily OPEX	Total OPEX	Operating Days	Daily OPEX
Jones Act ATBs	$21,393	2,920	$7,326	$21,320	2,920	$7,301	$27,017	3,239	$8,341
Jones Act Product Carriers	32,867	2,190	15,008	39,294	2,331	16,857	60,309	3,633	16,600
Non-Jones Act Product Carriers	10,349	730	14,177	9,939	730	13,615	8,869	732	12,116

	$64,609	5,840	$11,063	$70,553	5,981	$11,796	$96,195	7,604	$12,651

        If daily operating expenses were to increase by $619 per day in the forecast period, forecasted cash available for distributions in excess of expected distributions would decrease from $4.7 million to zero.

        Bareboat Charter Expenses.    Bareboat charter expenses include profit sharing expense and deferred principal obligation expense (DPO expense) arising from the Aker bareboat charters (see "Business—Bareboat Charters from Aker of Our Newbuilds"). Our forecast for the twelve months ending December 31, 2008 assumes that the Overseas Los Angeles, Overseas New York and Overseas Texas City are delivered by Aker in accordance with the currently scheduled delivery dates.

        Forecasted bareboat charter hire expense for the twelve months ending December 31, 2008 is approximately $33.3 million greater than the pro forma results for the year ended December 31, 2006 because of the delivery of three new Aker-built product carriers, the Overseas Houston,Overseas Long Beach and Overseas Los Angeles in the period after December 31, 2006 but prior to the forecast period commencing January 1, 2008 and scheduled delivery of two new Aker-built product carriers, the Overseas New York and Overseas Texas City, in the forecast period commencing January 1, 2008.

        Forecasted bareboat charter hire expense for the twelve months ending December 31, 2008 is approximately $30.3 million greater than the pro forma results for the twelve months ended June 30, 2007 because of the scheduled delivery of three new Aker-built product carriers in the period after June 30, 2007 and the operation of the Overseas Houston and Overseas Long Beach for a full 12 months during the forecast period compared with four and a half months and four days, respectively, during the period ended June 30, 2007.

        In October 2007, we agreed to reimburse Aker for any increase in certain of their financing costs for the vessels resulting solely from the assignment of the Aker bareboat charters to us, including, without limitation, any increase in the applicable interest margin under such financing. We may reimburse Aker for these additional costs through an increase in charter hire. As the actual amount and certainty of all such increases are not currently known, our forecast for the twelve months ending December 31, 2008 does not take into account any increase in charter hire for this reimbursement obligation; however, assuming an increase in the applicable interest margin for Aker's financing of the vessels resulting solely from an assignment of the Aker bareboat charters to us, charter hire may be increased by approximately $900,000 for the twelve months ending December 31, 2008, assuming that the vessels are delivered in accordance with the currently scheduled delivery dates. See also "Business—Bareboat Charters from Aker of Our Newbuilds—Terms of the Bareboat Charters."

        Depreciation and Amortization.    Depreciation and amortization consists of depreciation on vessels, amortization of capital expenditures and intangibles and deferred drydocking expense. Forecasted depreciation and amortization for the twelve months ending December 31, 2008 is approximately $14.5 million and $13.5 million greater than the pro forma results for the year ended December 31, 2006 and for the twelve months ended June 30, 2007, respectively, primarily as a result of increased depreciation on vessels resulting from re-entry into service of OSG 242 and OSG 243, increased amortization of new capital expenditures and increased deferred drydocking expense. The vessels acquired by our Predecessor as part of the acquisition of Maritrans in November 2006 were accounted for at fair value and deferred drydock was eliminated on the acquisition date. The increase in deferred drydocking expense arises when each such vessel performs its first drydock after the November acquisition.

        Depreciation is calculated on a straight-line basis over a vessel's useful life, which we estimate to be 25 years for newbuilds and 20 years for rebuilt barges with the useful life of a married tug and barge being coterminus.

        General and Administrative Expenses.    Forecasted general and administrative expenses for the twelve months ending December 31, 2008 are approximately $2.3 million less than the pro forma results for the year ended December 31, 2006, and $2.2 million less than the pro forma results for the twelve months ended June 30, 2007 primarily as a result of savings created by merging OSG's U.S. flag operations into the Tampa office of Maritrans, which OSG purchased in November 2006, partially offset by a forecasted increase in shoreside staff compensation levels and an increase in headcount in anticipation of the delivery of our newbuild vessels and payments to certain subsidiaries of OSG for administrative and certain other services to be provided to us and our operating subsidiaries under services agreements to be entered into upon the completion of this offering.

        Equity in Income from Affiliated Companies.    Equity in income from affiliated companies consists solely of income generated by our investment in Alaska Tanker Company, LLC (ATC) (see "Business—Our Investment in Alaska Tanker Company, LLC"). Forecasted equity in income for the twelve months ending December 31, 2008 is approximately $1.9 million and $1.2 million less than the pro forma results for the year ended December 31, 2006 and the twelve months ended June 30, 2007, respectively, primarily as a result of a reduction in the number of vessels managed by ATC.

        Interest Expense.    Forecasted interest expense for the twelve months ending December 31, 2008 is approximately $5.6 million more than the pro forma results for the year ended December 31, 2006, primarily as a result of an increased average debt balance caused by the exercise of options to acquire two new ATBs from OSG in 2008 and by a decrease in capitalized interest during the forecast period. Forecasted interest expense for the twelve months ending December 31, 2008 is approximately $6.4 million more than the pro forma results for the twelve months ended June 30, 2007 primarily as a result of an increased average debt balance caused by the exercise of options to acquire two new ATBs from OSG in 2008 and a decrease in capitalized interest during the forecast period. Our forecast for the twelve months ending December 31, 2008 assumes an average revolving credit facility balance outstanding of $117.8 million with an estimated weighted-average interest rate of 6.06% per annum, which rate is upon an estimated LIBOR rate of 5.36% plus applicable margins. Our forecast for the twelve months ending December 31, 2008 assumes an average outstanding term loan and capital lease balance of $133.5 million with an estimated weighted-average interest rate of 6.81% per annum.

        Drydocking and Replacement Reserve.    Forecasted initial annual maintenance capital expenditures for our fleet are $36.3 million per year, which includes $19.1 million for drydocking costs and $17.2 million, including financing costs, for replacing our product carriers, tugs and barges at the end of their useful lives.

        Regulatory, Industry and Economic Factors.    Our forecast for the twelve months ending December 31, 2008 is based on the following assumptions related to regulatory, industry and economic factors:

  •
  no material non-performance or credit-related defaults by suppliers, customers or vendors;

  •
  no new regulations or any interpretation of existing regulations that, in either case, would be materially adverse to our business;

  •
  no material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events;

  •
  no major adverse change in the markets in which we operate resulting from production disruptions, reduced demand for oil or significant changes in the market prices of oil;

  •
  no material changes to market, regulatory and overall economic conditions; and

  •
  an annual inflation rate of 2.5% generally applied to our costs.

        Borrowing for Distributions.    In the event of a shortfall, we may borrow under our new senior secured revolving credit facility to make payments of the minimum quarterly distribution. Our partnership agreement permits us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions.

Pro Forma and Forecasted Cash Available for Distribution

        If we had completed the transactions contemplated in this prospectus on January 1, 2006 and July 1, 2006 as a publicly-traded partnership, our pro forma cash available to make distributions during the year ended December 31, 2006 and the twelve months ended June 30, 2007 would have been sufficient to allow us to pay 100% of the minimum quarterly distribution of $0.375 per unit per quarter (or $1.50 per unit on an annualized basis) on our common units and 12% and 25%, respectively, of the minimum quarterly distribution on our subordinated units during those respective periods.

        The above table illustrates, on a pro forma basis, for the year ended December 31, 2006 and the twelve months ended June 30, 2007, the amount of cash available for distribution that would have been available for distributions to our unitholders, assuming that this offering and the related transactions had been consummated on January 1, 2006 and July 1, 2006, respectively.

        The table above also sets forth our calculation of forecasted cash available for distribution to our unitholders and general partner based on the Pro Forma and Forecasted Results of Operations set forth above. Based on the financial forecast and related assumptions, we forecast that our cash available for distribution generated during the twelve months ending December 31, 2008 will be approximately $50.6 million. This amount would be sufficient to pay 100% of the minimum quarterly distribution of $0.375 per unit on all of our common units and subordinated units for the four quarters ending December 31, 2008.

        You should read "Summary of Significant Forecast Assumptions" included as part of the financial forecast for a discussion of the material assumptions underlying our forecast of EBITDA that is included in the table above. Our forecast is based on those material assumptions and reflects our judgment of conditions we expect to exist and the course of action we expect to take. The assumptions disclosed in our financial forecast are those that we believe are material to determining the forecasted EBITDA. If our estimate is not achieved, we may not be able to pay distributions on the common units at the initial distribution rate of $0.375 per unit per quarter ($1.50 per unit on an annualized basis). Our financial forecast and the forecast of cash available for distribution have been prepared by our management. Our independent registered public accounting firm has not examined, compiled, or otherwise applied procedures to our financial forecast and the forecast of cash available for distribution and, accordingly, do not express an opinion or any other form of assurance on it.

        EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance calculated in accordance with U.S. GAAP.

        When considering our forecast of cash available for distribution for the twelve months ending December 31, 2008, you should keep in mind the risk factors and other cautionary statements under the heading "Risk Factors" and elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial condition and combined results of operations to vary significantly from those set forth in the financial forecast and the forecast of cash available for distribution set forth above.

HOW WE MAKE CASH DISTRIBUTIONS

Distributions of Available Cash

  General

        Within approximately 45 days after the end of each quarter, beginning with the quarter ending December 31, 2007, we will distribute all of our available cash (as defined below) to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the completion of this offering through December 31, 2007 based on the actual length of that period.

  Definition of Available Cash

        We define available cash in the glossary located in Appendix C. Generally, it means, for each fiscal quarter, all cash on hand at the end of the quarter:

  •
  less the amount of cash reserves established by our general partner to:

  •
  provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

  •
  comply with applicable law, any of our debt instruments or other agreements; and

  •
  provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

  •
  plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is made. Working capital borrowings are generally borrowings that will be made under our senior secured revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to unitholders and with the intent to repay such borrowings within 12 months.

  Intent to Distribute the Minimum Quarterly Distribution

        To the extent we have sufficient cash on hand after we establish cash reserves and pay fees and expenses, we intend to distribute to the holders of our common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.375 per unit, or $1.50 per unit per year. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter on all units outstanding immediately after completion of this offering and the related distribution on the 2% general partner interest is approximately $11.5 million. There is no guarantee that we will pay the minimum quarterly distribution on our common and subordinated units in any quarter and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreement. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Sources of Capital—Our Secured Term Loans" for a discussion of the restrictions to be included in our credit agreements that may restrict our ability to make distributions.

  General Partner Interest and Incentive Distribution Rights

        Initially, our general partner will be entitled to 2% of all quarterly distributions since inception that we make prior to our liquidation. This general partner interest will be represented by 612,245 general partner units. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. Our general partner's initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest.

        Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the cash we distribute from operating surplus (as defined below) in excess of $0.5625 per unit per quarter. The maximum distribution of 50% includes distributions paid to our general partner in respect of its 2% general partner interest and assumes that our general partner maintains its general partner interest at 2%. The maximum distribution of 50% does not include any distributions that our general partner may receive on common or subordinated units that it owns. Please see "—General Partner Interest" and "—Incentive Distribution Rights" for additional information.

Operating Surplus and Capital Surplus

  General

        All cash distributed to unitholders will be characterized as either "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

  Definition of Operating Surplus

        We define operating surplus in the glossary located in Appendix C. For any period it generally means:

  •
  an amount equal to two times the amount needed for any one quarter for us to pay a distribution on all our units (including general partner units) and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter; plus

  •
  all of our cash receipts after the completion of this offering, excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions or (5) corporate reorganizations or restructurings; plus

  •
  working capital borrowings made after the end of a quarter, but before the date of determination of operating surplus for the quarter; less

  •
  all of our operating expenditures after the completion of this offering and the repayment of working capital borrowings, but not (1) the repayment of other borrowings, (2) actual maintenance capital expenditures or expansion capital expenditures or investment capital expenditures, (3) transaction expenses and taxes related to interim capital transactions or (4) distributions; less

  •
  estimated maintenance capital expenditures and the amount of cash reserves established by our general partner to provide funds for future operating expenditures.

        If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

        As described above, operating surplus includes an amount equal to two times the amount needed for any one quarter for us to pay a distribution on all units (including general partner units) and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter. This amount, which initially equals approximately $23.0 million, does not reflect actual cash on hand available to pay distributions to unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

  Capital Expenditures

        For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, our capital assets and expansion capital expenditures are those capital expenditures that increase the operating capacity of, or the revenue generated by, our capital assets. To the extent, however, that capital expenditures for acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

        Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures will largely consist of capital expenditures made for investment purposes.

        Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

        Examples of maintenance capital expenditures include capital expenditures associated with drydocking a vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of, or the revenue generated by, our fleet. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance the construction of a replacement vessel and paid during the construction period, which we define as the period beginning on the date that we enter into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity, will also be considered maintenance capital expenditures.

        Because our maintenance capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance capital expenditures may differ substantially from period to period. This could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and available cash for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement will require that an amount equal to an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of, or the revenue generated by, our capital assets over the long term to be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner at least once a year, provided that any change must be approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance capital expenditures, please read "Our Cash Distribution Policy and Restrictions on Distributions."

        Our use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

  •
  it will reduce the risk that actual maintenance capital expenditures in any one quarter will be large enough to make the operating surplus less than the amount required to make the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

  •
  it will reduce the need for us to borrow under our working capital facility to pay distributions; and

  •
  it will reduce the likelihood that a large maintenance capital expenditure in a period will prevent our general partner's affiliates from being able to convert some or all of their subordinated units into common units because the estimate will spread the expected expense over several periods, mitigating the effect of the actual payment of the expenditure on any single period.

  Definition of Capital Surplus

        We define capital surplus in the glossary located in Appendix C. Generally it will be generated only by:

  •
  borrowings other than working capital borrowings;

  •
  sales of debt and equity securities; and

  •
  sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

  Characterization of Cash Distributions

        We will treat all available cash distributed as coming from our operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus includes an amount up to two times the amount needed for any one quarter for us to pay a distribution on all of our units (including the general partner units) and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter. This amount, which initially equals approximately $23.0 million, does not reflect actual cash on hand available to pay distributions to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. We do not anticipate making any distributions from capital surplus.

Subordination Period

  General

        During the subordination period, which we define below and in the glossary located in Appendix C, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus for distribution to the holders of the common units.

  Definition of Subordination Period

        We define the subordination period in the glossary located in Appendix C. Except as described below under "Early Termination of Subordination Period," the subordination period will extend until the first day of any quarter, beginning after September 30, 2010, that each of the following tests are met:

  •
  distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  •
  the "adjusted operating surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

  •
  there are no arrearages in payment of the minimum quarterly distribution on the common units.

        If the unitholders remove our general partner without cause, the subordination period may end before September 30, 2010.

  Early Termination of Subordination Period

        The subordination period will be automatically terminated and the subordinated units will convert into common units on a one-for-one basis if the following tests are met:

  •
  distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $2.25 (150% of the annualized minimum quarterly distribution) for any four-quarter period immediately preceding the date of determination; and

  •
  the "adjusted operating surplus" (as defined below) generated during any four-quarter period immediately preceding the date of determination equaled or exceeded the sum of a distribution of $2.25 per common unit (150% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units on a fully diluted basis; and

  •
  there are no arrearages in payment of the minimum quarterly distribution on the common units.

        For purposes of determining whether sufficient adjusted operating surplus has been generated under these conversion tests, the conflicts committee may adjust adjusted operating surplus upwards or downwards if it determines in good faith that the estimated amount of maintenance capital expenditures used in the determination of operating surplus was materially incorrect, based on circumstances prevailing at the time of the original determination of that estimate.

  Definition of Adjusted Operating Surplus

        We define adjusted operating surplus in the glossary located in Appendix C. For any period it generally means:

  •
  operating surplus generated for that period; less

  •
  any net increase in working capital borrowings for that period; less

  •
  any net reduction in cash reserves for operating expenditures for that period not relating to an operating expenditure made for that period; plus

  •
  any net decrease in working capital borrowings for that period; plus

  •
  any net increase in cash reserves for operating expenditures for that period required by any debt instrument for the repayment of principal, interest or premium.

        Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net draw downs of reserves of cash generated in prior periods.

  Effect of Expiration of the Subordination Period

        Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and after such conversion, participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

  •
  the subordination period will end and each subordinated unit will immediately convert into one common unit;

  •
  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished irrevocably; and

  •
  our general partner will have the right to convert its general partner interest and, if any, its incentive distribution rights into common units or to receive cash in exchange for those interests.

Distributions of Available Cash from Operating Surplus during the Subordination Period

        We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

  •
  first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

  •
  second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

  •
  third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "—Incentive Distribution Rights" below.

        The preceding paragraph is based on the assumption that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus after the Subordination Period

        We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

  •
  first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "—Incentive Distribution Rights" below.

        The preceding paragraph is based on the assumption that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest

        Our partnership agreement provides that our general partner initially will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Our general partner's 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner's incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive Distribution Rights

        Incentive distribution rights are the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner's merger or consolidation with or into, or sale of all or substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, is generally required for a transfer of the incentive distribution rights to a third party prior to June 30, 2017. Please read "The Partnership Agreement—Transfer of Incentive Distribution Rights." Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions for those rights.

        If for any quarter we have distributed available cash from operating surplus:

  •
  to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

  •
  on outstanding common units in an amount equal to any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter between the unitholders and our general partner in the following manner:

  •
  first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.43125 per unit for that quarter (the "first target distribution");

  •
  second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.46875 per unit for that quarter (the "second target distribution");

  •
  third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.56250 per unit for that quarter (the "third target distribution"); and

  •
  thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

        In each case, the amount of the first target distribution, the second target distribution and the third target distribution set forth above is exclusive of any distributions to common unitholders made to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that our general partner maintains its 2% general partner interest and has not transferred the incentive distribution rights and we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash from Operating Surplus

        The following table illustrates the percentage allocations of the additional available cash from operating surplus for our unitholders and our general partner up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the unitholders and our general partner in any available cash distributed from operating surplus up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash distributed from operating surplus reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume our general partner has contributed any capital necessary to maintain its 2% general partner interest and has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.37500	98%	2%
First Target Distribution	up to $0.43125	98%	2%
Second Target Distribution	above $0.43125 up to $0.46875	85%	15%
Third Target Distribution	above $0.46875 up to $0.56250	75%	25%
Thereafter	above $0.56250	50%	50%

General Partner's Right to Reset Incentive Distribution Levels

        Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised without approval of our unitholders or the conflicts committee of our general partner. The right may be exercised at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive quarters and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

        In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued Class B units based on a predetermined formula described below that takes into account the "cash parity" value of the average quarterly cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average quarterly cash distributions per common unit during this period.

        The number of Class B units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive quarters ended immediately prior to the date of such reset election, divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. Each Class B unit will be convertible into one common unit at the election of the holder of the Class B unit at any time following the first anniversary of the issuance of these Class B units. We will also issue an additional amount of general partner units in order to maintain our general partner's ownership interest in us relative to the issuance of the Class B units.

        Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset election (such amount is referred to as the "reset minimum quarterly distribution") and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

  •
  first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarter distribution for that quarter;

  •
  second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for that quarter;

  •
  third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for that quarter; and

  •
  thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

        The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various levels of cash distribution levels pursuant to the cash distribution provision of our partnership agreement in effect at the completion of this offering, as well as following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two quarters immediately preceding the reset election was $0.60000.

		Marginal Percentage Interest in Distributions
	Quarterly Distribution per Unit Prior to Reset	Unitholders	General Partner	Quarterly Distribution per Unit following Hypothetical Reset
Minimum Quarterly Distribution	$0.37500	98%	2%	$0.60000
First Target Distribution	up to $0.43125	98%	2%	above $0.60000 up to $0.69000(1)
Second Target Distribution	above $0.43125 up to $0.46875	85%	15%	above $0.69000(1) up to $0.75000(2)
Third Target Distribution	above $0.46875 up to $0.56250	75%	25%	above $0.75000(2) up to $0.90000(3)
Thereafter	above $0.56250	50%	50%	above $0.90000(3)

(1)
This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2)
This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3)
This amount is 150% of the hypothetical reset minimum quarterly distribution.

        The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the quarterly amounts distributed for the two quarters immediately prior to the reset. The table assumes that there are 30,000,000 common units and 612,245 general partner units outstanding and that the average quarterly distribution to each common unit is $0.60000 for the two quarters prior to the reset. The assumed number of outstanding units assumes the conversion of all subordinated units into common units and no additional unit issuances.

			General Partner Cash Distribution Prior to Reset
		Common Unitholders Cash Distribution Prior to Reset
	Quarterly Distribution per Unit Prior to Reset		Class B Units	2% General Partner Interest	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	$0.37500	$11,250,000	$—	$229,592	$—	$229,592	$11,479,592
First Target Distribution	up to $0.43125	1,687,500	—	34,439	—	34,439	1,721,939
Second Target Distribution	above $0.43125 up to $0.46875	1,125,000	—	26,470	172,059	198,539	1,323,539
Third Target Distribution	above $0.46875 up to $0.56250	2,812,500	—	75,000	862,500	937,500	3,750,000
Thereafter	above $0.56250	1,125,000	—	45,000	1,080,000	1,125,000	2,250,000

		$18,000,000	$—	$410,501	$2,114,559	$2,525,060	$20,525,060

        The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner with respect to the quarter in which the reset occurs, assuming the distribution on each common unit is $0.60000 and is intended to show that following a reset, no amounts will be distributed in respect of the incentive distribution rights. The table reflects that as a result of the reset there are 30,000,000 common units, 3,524,265 Class B units and 684,169 general partner units outstanding and that the average distribution to each common unit is $0.6000. The number of Class B units was calculated by dividing (x) the $2,114,559 received by our general partner in respect of its incentive distribution rights as the average of the quarterly amounts received by our general partner in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above by (y) the $0.60000 of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

General Partner Cash Distribution Prior to Reset
	Quarterly Distribution per Unit Prior to Reset	Common Unitholders Cash Distributions Prior to Reset	Class B Units	2% General Partner Interest	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	$0.60000	$18,000,000	$2,114,559	$410,501	$—	$2,525,060	$20,525,060
First Target Distribution(1)	above $0.60000 up to $0.69000	—	—	—	—	—	—
Second Target Distribution(2)	above $0.69000 up to $0.75000	—	—	—	—	—	—
Third Target Distribution(3)	above $0.75000 up to $0.90000	—	—	—	—	—	—
Thereafter	above $0.90000	—	—	—	—	—	—

		$18,000,000	$2,114,559	$410,501	$—	$2,525,060	$20,525,060

(1)
This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2)
This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3)
This amount is 150% of the hypothetical reset minimum quarterly distribution.

        Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

  How Distributions from Capital Surplus Will Be Made

        We will make distributions of available cash from capital surplus, if any, in the following manner:

  •
  first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering an amount of available cash from capital surplus equal to the initial public offering price;

  •
  second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

  •
  thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

        The preceding paragraph is based on the assumption that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

  Effect of a Distribution from Capital Surplus

        Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the proportion that the distribution bore to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

        Once we reduce the minimum quarterly distribution and the target distribution levels to zero, we will make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to our general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume our general partner maintains its 2% general partner interest and has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

        In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units we will proportionately adjust:

  •
  the minimum quarterly distribution;

  •
  the target distribution levels; and

  •
  the initial unit price.

        For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine our subordinated units or subdivide our subordinated units using the same ratio applied to the common units. We will not make any adjustment as a result of the issuance of additional units for cash or property.

        In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner's estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash upon Liquidation

        If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation and apply the proceeds of liquidation in the manner set forth below.

        If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price of our common units for the preceding 20 trading days (or the current market price) is greater than the sum of:

  •
  any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

  •
  the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation),

        then the proceeds of the liquidation will be applied as follows:

  •
  first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the current market price of our common units;

  •
  second, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the current market price of our common units; and

  •
  thereafter, 50% to all unitholders, pro rata, 48% to holders of incentive distribution rights and 2% to our general partner.

        If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the sum of:

  •
  any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

  •
  the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation),

        then the proceeds of the liquidation will be applied as follows:

  •
  first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

  •
  second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

  •
  third, 98% to the subordinated unitholders and 2% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); and

  •
  thereafter, 50% to all unitholders, pro rata, 48% to holders of incentive distribution rights and 2% to our general partner.

The immediately preceding two paragraphs are based on the assumption that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

        The following table presents summary:

  •
  historical financial and operating data of our Predecessor; and

  •
  pro forma financial and operating data of OSG America L.P.

        The summary historical financial data has been prepared on the following basis:

  •
  The historical financial data of our Predecessor as of and for the year ended December 31, 2002 and 2003, and the balance sheet of our Predecessor as of and for the year ended December 31, 2004, are derived from unaudited combined carve-out financial statements of our Predecessor, which are not included in this prospectus.

  •
  The historical financial data of our Predecessor as of and for the year ended December 31, 2005 and 2006, and the related Predecessor combined carve-out statements of operations, changes in stockholder's deficiency and cash flows for the three years ended December 31, 2006, are derived from audited combined carve-out financial statements of our Predecessor, which are included elsewhere in this prospectus.

  •
  The historical financial data of our Predecessor as of and for the six months ended June 30, 2006 and 2007 are derived from unaudited combined carve-out financial statements of our Predecessor, which, other than the unaudited combined balance sheet at June 30, 2006, are included elsewhere in this prospectus.

        The unaudited pro forma financial data of OSG America L.P. gives pro forma effect to:

  •
  the acquisition of Maritrans Inc.;

  •
  the completion of this offering; and

  •
  the use of the net proceeds of this offering as described in "Use of Proceeds."

        The pro forma financial data are derived from our unaudited pro forma combined financial statements. The pro forma income statement data for the year ended December 31, 2006 assumes that this offering and related transactions occurred on January 1, 2006. The pro forma balance sheet data as at June 30, 2007 assumes this offering and related transactions occurred at June 30, 2007. A more complete explanation of the pro forma data can be found in our unaudited pro forma combined financial statements included with this prospectus.

        The following table presents two financial measures that we use in our business, being net time charter equivalent revenues and EBITDA. These financial measures are not calculated or presented in accordance with U.S. generally accepted accounting principles (U.S. GAAP). We explain these measures below and reconcile them to their most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in "—Non-U.S. GAAP Financial Measures" below.

        The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Historical							Pro Forma
	Year Ended December 31,					Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2002 (unaudited)	2003 (unaudited)	2004(1)	2005	2006	2006	2007	2006	2007
	(in thousands, except per share data and operating data)
Income Statement Data:
Shipping Revenues	$22,952	$26,051	$31,799	$49,840	$88,852	$37,837	$99,100	$190,654	$99,100
Operating Expenses
Voyage expenses(2)	278	366	366	3,055	10,592	4,402	14,844	36,872	14,844
Vessel expenses(3)	10,184	10,571	12,077	19,550	34,430	13,193	36,112	64,609	36,112
Bareboat charter expenses	—	—	—	—	—	—	3,009	—	3,009
Depreciation and amortization	5,798	6,303	10,811	14,553	21,592	9,497	22,464	43,537	22,464
General and administrative	1,544	1,920	3,542	4,246	7,942	3,339	10,112	25,339	10,912
Loss on charter termination	—	—	—	2,486	—	—	—	—	—

Total operating expenses	17,804	19,160	26,796	43,890	74,556	30,431	86,541	170,357	87,341

Income from vessel operations	5,148	6,891	5,003	5,950	14,296	7,406	12,559	20,297	11,759
Equity in income of affiliated companies	7,776	7,584	7,097	8,066	6,811	2,991	2,258	6,811	2,258

Operating income	12,924	14,475	12,100	14,016	21,107	10,397	14,817	27,108	14,017
Other income	—	—	2	1	9	9	(8)	9	(8)
Interest expense	(9,776)	(8,304)	(9,224)	(10,685)	(12,612)	(5,993)	(6,708)	(9,800)	(4,320)

Income before federal income taxes	3,148	6,171	2,878	3,332	8,504	4,413	8,101	17,317	9,689
(Provision) / credit for federal income taxes	(1,102)	(2,160)	(1,007)	(1,325)	(768)	264	(1,224)	—	—

Net income	$2,046	$4,011	$1,871	$2,007	$7,736	$4,677	$6,877	$17,317	$9,689

Net income per unit (basic and diluted)(4)								$0.57	$0.32

Balance Sheet Data:
Vessels(5)	$41,806	$37,071	$70,932	$132,160	$418,702	—	$419,002		$419,002
Total assets	$54,502	$48,954	$85,521	$149,134	$610,957	—	$618,073		$619,073
Total debt(6)	$196,392	$184,167	$219,766	$272,927	$660,929	—	$662,545		$137,789
Stockholder's/partners' equity (deficiency)	$(161,215)	$(157,204)	$(155,133)	$(152,026)	$(144,290)	—	$(137,413)		$464,803
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$2,385	$12,379	$7,141	$19,800	$13,299	$2,471	$21,515	—	—
Investing activities	$(3,239)	$—	$(43,012)	$(74,116)	$(345,483)	$(3,544)	$(22,480)	—	—
Financing activities	$689	$(12,225)	$35,799	$54,261	$332,399	$1,208	$965	—	—
Other Financial Data:
Time Charter Equivalent Revenue	$22,674	$25,685	$31,433	$46,785	$78,260	$33,435	$84,256	$153,782	$84,256
EBITDA	$18,722	$20,778	$22,913	$28,570	$42,708	$19,903	$37,273	$70,654	$36,473
Capital Expenditures
Expenditures for vessels and equipment	$3,239	$—	$43,012	$74,116	$4,623	$3,544	$22,480	—	—
Expenditures for drydocking	$4,435	$—	$2,739	$115	$5,835	$5,681	$4,288	—	—
Operating Data:
Total capacity days	730	730	1,232	1,662	2,501	1,086	3,037	5,840	3,037
Revenue days	640	729	1,193	1,639	2,368	1,003	2,656	5,268	2,656
Drydock days	89	—	37	4	108	77	331	500	331
Repair days	1	1	2	19	25	6	50	72	50

(1)
Only the Predecessor combined carve-out statements of operations, changes in stockholder's deficiency and cash flows have been audited in respect of the year ended December 31, 2004. The balance sheet for the year ended December 31, 2004 is unaudited.

(2)
Voyage expenses are all expenses unique to a particular voyage, including commissions, port charges, cargo handling operations, canal dues and fuel.

(3)
Vessel expenses consist of all expenses related to the operation of the vessels, including crewing, repairs and maintenance, insurance, stores, spares, lubricants and miscellaneous expenses.

(4)
Please read Note 6 of our unaudited pro forma combined financial statements included in this prospectus for a calculation of our pro forma net income per unit.

(5)
Vessels consist of (a) vessels, at cost, less accumulated depreciation, (b) vessels under capital leases, at cost, less accumulated depreciation, and (c) construction in progress.

(6)
Total debt includes long-term debt, capital lease obligations and advances from affiliates.

Non-U.S. GAAP Financial Measures

        Consistent with general practice in the shipping industry, we use time charter equivalent (TCE) revenues, which represents shipping revenues less voyage expenses, as a measure to compare revenues generated from voyage charters to revenues generated from time charters. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.

        The following table reconciles TCE revenues to shipping revenues.

	Historical							Pro Forma
						Six Months Ended June 30,
	Year Ended December 31,								Six Months Ended June 30, 2007
								Year Ended December 31, 2006
	2002	2003	2004	2005	2006	2006	2007
Income Statement Data:
TCE revenues	$22,674	$25,685	$31,433	$46,785	$78,260	$33,435	$84,256	$153,782	$84,256
Voyage expenses	278	366	366	3,055	10,592	4,402	14,844	36,872	14,844

Shipping revenues	$22,952	$26,051	$31,799	$49,840	$88,852	$37,837	$99,100	$190,654	$99,100

        EBITDA represents net income plus interest expense, provision for income taxes, depreciation and amortization expense. EBITDA is presented to provide investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods.

        EBITDA assists our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items may significantly affect net income between periods and are affected by various and possibly changing financing methods, capital structure and historical cost basis. We believe that including EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold common units.

        EBITDA allows us to assess the ability of assets to generate cash sufficient to service debt, make distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as drydocking expenditures and working capital changes (which may vary significantly from period to period), EBITDA provides a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of existing cash distribution commitments to unitholders. Use of EBITDA as a liquidity measure also permits investors to assess our fundamental ability to generate cash sufficient to meet cash needs, including distributions on our common units.

        EBITDA should not be considered a substitute for net income or cash flow from operating activities and other operations or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating results and performance, it is not necessarily comparable to other similar titled captions of other companies due to differences in methods of calculation.

        The following table reconciles net income to EBITDA.

	Historical							Pro Forma
						Six Months Ended June 30,
	Year Ended December 31,
								Year Ended December 31, 2006	Six Months Ended June 30, 2007
	2002	2003	2004	2005	2006	2006	2007
Income Statement Data:
Net income	$2,046	$4,011	$1,871	$2,007	$7,736	$4,677	$6,877	$17,317	$9,689
Provision / (credit) for federal income taxes	1,102	2,160	1,007	1,325	768	(264)	1,224	—	—
Interest expense	9,776	8,304	9,224	10,685	12,612	5,993	6,708	9,800	4,320
Depreciation and amortization	5,798	6,303	10,811	14,553	21,592	9,497	22,464	43,537	22,464

EBITDA	$18,722	$20,778	$22,913	$28,570	$42,708	$19,903	$37,273	$70,654	$36,473

        The following table reconciles net cash provided by operating activities to EBITDA.

	Historical							Pro Forma
						Six Months Ended June 30,
	Year Ended December 31,
								Year Ended December 31, 2006	Six Months Ended June 30, 2007
	2002	2003	2004	2005	2006	2006	2007
Net cash provided by operating activities	$2,385	$12,379	$7,141	$19,800	$13,299	$2,471	$21,515	$42,007	$25,627
Payments for drydocking	4,435	—	2,739	115	5,835	5,681	4,288	12,009	4,288
Interest expense	9,776	8,304	9,224	10,685	12,612	5,993	6,708	9,800	4,320
Undistributed earnings from affiliated companies	648	(376)	(405)	838	(1,021)	(4,840)	(4,552)	(1,021)	(4,552)
Changes in operating assets and liabilities (except for taxes)	1,189	113	844	(5,219)	6,732	5,972	5,990	6,732	5,990
Federal income taxes	—	484	4,066	2,040	4,924	4,401	3,324	—	—
Other	289	(126)	(696)	311	327	225	—	1,127	800

EBITDA	$18,722	$20,778	$22,913	$28,570	$42,708	$19,903	$37,273	$70,654	$36,473

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of our financial condition and results of operations in conjunction with the combined audited financial statements and related notes of our Predecessor and the unaudited pro forma combined financial statements and related notes of OSG America L.P. included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars unless otherwise indicated.

        This discussion contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations. Our actual results may differ from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those described under the caption "Risk Factors" and elsewhere in this prospectus. Please read "Forward-Looking Statements" for further information.

Overview

        We are the largest operator, based on barrel-carrying capacity, of U.S. flag product carriers and barges transporting refined petroleum products. We were recently formed by Overseas Shipholding Group, Inc. (OSG) (NYSE:OSG), a market leader in providing global energy transportation services. We plan to use the expertise, customer base and reputation of OSG to expand our marine transportation service.

        Upon completion of this offering, OSG will contribute to us entities owning or operating a fleet of ten product carriers, seven articulated tug barges (ATBs) and one conventional tug-barge unit (CTB), with an aggregate carrying capacity of approximately 4.9 million barrels. OSG will also contribute to us a 37.5% ownership interest in Alaska Tanker Company, LLC (ATC), a joint venture that transports crude oil from Alaska to the continental United States and which employs a fleet of five crude-oil tankers with an aggregate carrying capacity of 6.3 million barrels. Upon the completion of this offering, OSG will own a 75.5% interest in us, including a 2% interest through our general partner, which OSG owns and controls.

        Upon the completion of this offering, our membership interests in our operating subsidiaries will represent our only cash-generating assets.

        Our market is protected from direct foreign competition by the Merchant Marine Act of 1920 (Jones Act), which mandates that all vessels transporting cargo between U.S. ports must be built in the United States, registered under the U.S. flag, manned by U.S. crews and owned and operated by U.S. organized companies that are controlled and at least 75% owned by U.S. citizens. 16 of the 18 vessels comprising our initial fleet are operated in the U.S. coastwise trade in accordance with the Jones Act and all of our future scheduled newbuild deliveries will qualify to operate under the Jones Act.

        The historical results discussed below and the financial statements and related notes of what we refer to as "OSG America Predecessor" or "the Predecessor" included elsewhere in this prospectus are the results of the entities to be contributed to us. References in this Management's Discussion and Analysis of Financial Condition and Results of Operations to OSG America L.P., "us", "we", "our" or similar terms when used in a historical context refer to OSG America Predecessor and when used in the present tense or prospectively refers to OSG America L.P. or any one or more of its subsidiaries, or to all such entities.

Overview—OSG America Predecessor

        For the six months ended June 30, 2007 and the years ended December 31, 2006, 2005 and 2004, the combined financial statements presented herein have been carved out of the consolidated financial statements of OSG. Our financial position, results of operations and cash flows reflected in our combined financial statements are not indicative of those that would have been achieved had we operated as an independent stand-alone entity for all periods presented or of future results.

        As of June 30, 2007, OSG America Predecessor's U.S. flag fleet consisted of ten product carriers, seven double-hulled ATBs and one conventional tug barge unit, aggregating 679,966 deadweight tons (dwt).

        To the extent that assets, liabilities, revenues and expenses relate to the Predecessor, they have been identified and carved out of OSG for inclusion in our combined financial statements. OSG's other assets, liabilities, revenues and expenses that do not relate to the vessel interests are not included in our combined financial statements. In addition, the preparation of our combined carve-out financial statements required the allocation of certain expenses where these items were not identifiable as related to OSG America Predecessor.

        General and administrative expenses, consisting primarily of salaries and other employee related costs, office rent, legal and professional fees and travel and entertainment expenses were allocated based on the total number of vessels (weighted by operating days) in the respective fleets of OSG America Predecessor and OSG for each of the periods presented. Management believes that the allocation of general and administrative expenses was based on a reasonable method.

        All of the companies included in the OSG America Predecessor combined carve-out financial statements have been included in the OSG consolidated group for U.S. income tax purposes for periods through December 31, 2006. The Predecessor financial statements have been prepared on the basis that OSG was responsible for all taxes related to periods prior to January 1, 2002. The provisions/(credits) for income taxes in the Predecessor's combined financial statements have been determined on a separate-return basis for all periods presented.

Acquisition of Maritrans Inc.

        On November 28, 2006, OSG acquired Maritrans Inc. (Maritrans), a leading U.S. flag crude oil and petroleum product shipping company that owned and operated one of the largest fleets of double-hulled vessels serving the East Coast and Gulf Coast trades. The operating results of certain wholly-owned subsidiaries of Maritrans, which we refer to collectively as the "Maritrans Entities", which were carved out of the consolidated financial statements of Maritrans, have been included in the Predecessor's combined financial statements commencing November 29, 2006. The Maritrans Entities' fleet consisted of seven ATBs, one of which was in the process of being double-hulled, one CTB and two product carriers, all operating under the U.S. flag.

Future Business

        We have entered into agreements with OSG Ship Management, Inc. (OSGM) for the provision of technical and commercial management of our vessels and for administrative and accounting services.

        In June 2005, OSG signed agreements for the bareboat charter of ten Jones Act product carriers to be constructed by Aker Philadelphia Shipyard, Inc. (APSI), a subsidiary of Aker American Shipping, Inc. (Aker). In February 2007, OSG agreed in principle to bareboat charter up to six additional Jones Act product carriers scheduled for delivery between 2010 and 2011. In October 2007, OSG entered into bareboat charters for two additional vessels, and the prior agreement in principle for six additional vessels was terminated. The bareboat charters on eight of these 12 vessels have been assigned to OSG America Predecessor. Upon completion of construction, APSI will transfer the vessels to leasing subsidiaries of American Shipping Corporation, an affiliate of APSI, which will bareboat charter eight vessels to us and the remaining four vessels to OSG. We have committed to bareboat charter these vessels for initial terms of either five, seven or ten years, and we have extension options for the lives of these vessels. Two of these vessels, the Overseas Houston and Overseas Long Beach, have already been delivered from the shipyard, in February and June 2007, respectively. The remaining six vessels that we are committed to bareboat charter are scheduled to be delivered from the shipyard between late 2007 and early 2010.

        We have options to purchase from OSG up to six newbuild ATBs, scheduled for delivery from Bender Shipping & Repair Co., Inc. (Bender) between mid-2008 and late 2010. We also have options to acquire from OSG the right to bareboat charter up to four of the remaining newbuild product carriers to be constructed by APSI, scheduled for delivery between late 2009 and early 2011.

Factors Affecting Our Historical Results

        We generate revenue by charging our customers for transportation of bulk petroleum products utilizing our vessels. We provide services to our customers pursuant to maritime contracts on either a fixed term or spot market basis. The vessels that are on fixed term contract are dedicated to specific customers for an agreed period of time (time charters) or for transportation of a certain volume of product (contracts of affreightment and consecutive voyage charters). Vessels that operate in the spot market are chartered to our customers for single voyages at current market rates. We use the following four basic forms of maritime contract in providing services to our customers:

  •
  Time Charters. Time charters are typically used by customers who want the exclusive use of a particular vessel for a set period of time, often for one or more years. We generate revenue under time charters by charging the customer a daily rate for use of the vessel. We pay expenses related to a vessel's operation and maintenance as well as the cost of the crew, stores and spares. Unlike the other types of maritime contracts described below, all voyage costs, such as port charges and fuel, are directly passed through to the customer under time charters.

  •
  Contracts of Affreightment. Contracts of Affreightment (COAs) obligate us to transport certain volumes of product between specified points for a certain period of time, with no designation of the specific vessel to be used. COAs give us greater flexibility in timing and scheduling our vessels, since no specific vessel designation is required. When choosing the vessel to perform the services, we take into account positioning and product carrying capacity.

  •
  Consecutive Voyage Charters. Consecutive Voyage Charters (CVCs) are contracts whereby a customer agrees to use a particular vessel for a certain period of time to transport volumes of product between specified points, at a rate that is determined on a delivered-barrel basis. We bear the risk of delays under CVCs.

  •
  Spot Voyage Charter. Spot Voyage Charters (SVCs) are single voyage charters that are contracted based on the current market rate. Spot voyage rates are more volatile than term rates for time charters and COAs. The charter revenue is based on a lump-sum fee to transport product from a load port to a discharge port. We bear the risk of waiting time and weather delays under SVCs.

        The main variable in voyage cost under the above contractual relationships comes from changes in fuel prices. Our COAs and CVCs contain provisions that take into account the effect of changes in fuel prices, which allows us to protect our margin.

  Charter Rates

        The market for U.S. flag product carriers and barges is characterized by stable demand, tight supply and high barriers to entry. Product carriers and barges operating in the market transport crude oil to refineries and refined petroleum products, such as gasoline and jet fuel, from refineries to distribution terminals, power plants and industrial users. Daily charter rates for product carriers and barges transporting refined petroleum products have been increasing over the past five years due to the rising consumption of refined petroleum products and the decreasing supply of Jones Act product carriers as a result of the impact of the Oil Pollution Act of 1990 (OPA 90).

  Demand for Jones Act Product Carriers and Barges

        Demand for Jones Act product carriers and barges is determined primarily by refinery capacity in the United States. Factors influencing demand for Jones Act product carriers and barges include:

  •
  demand for refined petroleum products;

  •
  U.S. refining capacity, especially along the Gulf Coast; and

  •
  the availability of transportation alternatives, such as pipelines, trucks, and rail transport.

  Jones Act Product Carrier and Barge Fleet

        As of December 31, 2006, 84 Jones Act product carriers and barges each having deadweight tonnage greater than 16,000 dwt were employed in the U.S. coastwise transportation of refined petroleum products. This number excludes 15 crude-oil tankers that exclusively transport Alaska North Slope crude oil from Valdez, Alaska to refineries located on the West Coast.

Factors Affecting Our Future Results

        You should consider the following factors when evaluating our historical performance and assessing our future prospects:

  •
  Non-interest bearing advances by OSG. A substantial portion of OSG America Predecessor's funding was provided through non-interest bearing advances from OSG, which has resulted in a significant benefit to the historical results from operations presented elsewhere in this prospectus. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund our future acquisitions and capital expenditures. The incurrence of additional debt by us or our operating subsidiaries would result in increased interest expense, which in turn may affect the available cash that we have to distribute to our unitholders.

  •
  Taxation implications for partnership. We do not expect to be a taxable entity and will, therefore, not incur federal income taxes based on the "Qualifying Income Exception" that exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Instead, each unitholder will be required to take into account its share of items of income, gain, loss and deduction of the partnership in computing its federal income tax liability, regardless of whether we make cash distributions to that unitholder. If, however, we fail to meet the Qualifying Income Exception, we would be treated as a corporation for federal income tax purposes and our net income would be taxed to us at corporate rates. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

  •
  The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to the acquisition by OSG of Maritrans on November 28, 2006. In addition, two Jones Act product carriers were acquired in April 2004, two other product carriers were acquired in September/October of 2005 and two newbuild product carriers constructed by APSI were delivered in February and June 2007, respectively.

        In addition to the factors discussed above, the following factors should also be considered when assessing our future prospects:

  •
  our ability to attract and retain experienced, qualified and skilled crewmembers and our reliance on unionized labor;

  •
  competition that could affect our market share and revenues and changes in demand for lightering services;

  •
  the risks inherent in marine transportation;

  •
  the cost and availability of insurance coverage;

  •
  delays or cost overruns in constructing new vessels, double-hulling existing vessels and scheduled shipyard maintenance;

  •
  environmental and regulatory conditions;

  •
  our reliance on a limited number of customers for revenue;

  •
  the continuation of federal law restricting U.S. point-to-point maritime shipping to U.S. vessels; and

  •
  possible increases in capital expenditures required to operate and maintain vessels due to government regulations.

Critical Accounting Policies

        Our combined carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP), which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. The following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a complete description of all of our material accounting policies, see Note A to our combined financial statements included elsewhere in this prospectus.

  Carve-out of the Financial Statements of OSG

        Our combined carve-out financial statements include the accounts of certain wholly-owned subsidiaries of OSG. These combined carve-out financial statements have been prepared to reflect the financial position, results of operations and cash flows of OSG America Predecessor, which owns and operates the vessels to be acquired by us.

        Our combined carve-out financial statements have been prepared in accordance with U.S. GAAP. The assets, liabilities, results of operations and cash flows contained in our combined carve-out financial statements were carved out of the consolidated financial statements of OSG using specific identification. In the preparation of these Predecessor combined carve-out financial statements, general and administrative expenses, which were not identifiable as relating to specific vessels, were allocated based on the Predecessor's proportionate share of OSG's total ship-operating days for each of the periods presented. All of the companies included in the Predecessor combined carve-out financial statements were included in the OSG consolidated group for U.S. income tax purposes for periods through December 31, 2006. The Predecessor combined carve-out financial statements have been prepared on the basis that OSG was responsible for all taxes related to periods prior to January 1, 2002. The provisions for income taxes in the Predecessor's combined carve-out financial statements have been determined on a separate-return basis for all periods presented. Management believes these allocations reasonably present the financial position, results of operations and cash flows of OSG America Predecessor. However, the Predecessor combined carve-out statements of financial position, operations and cash flow may not be indicative of those that would have been realized had OSG America Predecessor operated as an independent stand-alone entity for the periods presented. Had OSG America Predecessor operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

  Revenue Recognition

        The Predecessor generates a portion of its shipping revenues from voyage charters. A voyage charter agreement with a customer consists of sailing to the load port (the positioning leg), loading the cargo, sailing to the discharge port and discharging the cargo. The charter agreement requires the relevant vessel to proceed to the port or place as ordered by charterer in accordance with the contract. The vessel is, therefore, employed from the time it receives a contract until the last discharge point and a contract is not cancellable in the positioning leg, provided the Predecessor fulfills its contractual commitment. The Predecessor generally enters into a charter agreement with a customer for the vessel's next voyage prior to the time of discharge for its previous voyage. Two methods are used in the shipping industry to account for voyage charter revenue: (1) recognition of revenue ratably over the estimated length of each voyage, and (2) recognition of revenue following completion of a voyage. Recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and is the method used by the Predecessor. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying the ratable revenue recognition method, management believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and the expected discharge port, the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy. The Predecessor does not begin recognizing voyage revenue until a charter has been agreed to by both the Predecessor and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

        Revenues from time charters are accounted for as operating leases and are thus recognized by the Predecessor ratably over the rental periods of such charters. The Predecessor does not recognize time charter revenues for vessels during periods that those vessels are off hire.

  Vessel Lives and Impairment

        The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased, less depreciation calculated using an estimated useful life of 25 years from the date that such vessel was originally delivered from the shipyard, or, in the case of the Predecessor's double-hulled ATBs, 20 years from the date the Predecessor's ATBs were double-hulled. Use of a 25-year life has become standard in the shipping industry. The actual life of a vessel may be different. If the economic lives assigned to the vessels prove to be too long because of new regulations or other future events, higher depreciation expense and impairment losses could result in future periods related to a reduction in the useful lives of any affected vessels.

        The carrying values of our vessels may not represent their fair market value at any point in time, since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The Predecessor records impairment losses only when events occur that cause the Predecessor to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by the Predecessor are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level, since separately identifiable cash flow information for each vessel is available.

        In developing estimates of future cash flows, the Predecessor must make assumptions about future charter rates, ship operating expenses and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends, as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

        There have been no impairment indicators during the periods presented.

  Drydocking

        Within the shipping industry, there are two methods that are used to account for drydockings: (1) capitalize drydocking costs as incurred (deferral method) and amortize such costs over the period to the next scheduled drydocking, and (2) expense drydocking costs as incurred. Since drydocking cycles typically extend over two and a half years or longer, management believes that the deferral method better matches revenues and expenses than the expense-as-incurred method.

  Goodwill and Intangibles

        We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired. The remaining amount is classified as goodwill. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite lived assets are not amortized, but are reviewed for impairment annually or more frequently if impairment indicators arise.

        The allocation of the purchase price of acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and will require significant judgment at many points during the analysis. The estimates and assumptions regarding expected cash flows and the discount rate also require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. In the fourth quarter of 2007, we will complete our annual impairment testing of goodwill. If actual results are not consistent with assumptions and estimates we have made, we may be exposed to a goodwill impairment charge.

        Amortization expense of intangible assets for the six months ended June 30, 2007 was $2,333,000 and for the year ended December 31, 2006 was $389,000. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.

  Newly Issued Accounting Standards

        In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" (FAS 157). This standard provides guidance for using fair value to measure assets and liabilities in accordance with U.S. GAAP and expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. FAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does not expand the use of fair value in any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early adoption of the standard is permitted. We believe that the adoption of FAS 157 will not have a material effect on our earnings or financial position.

Income from Vessel Operations

        The following table reconciles time charter equivalent (TCE) revenues to shipping revenues, as reported in the combined statements of operations:

	Six months ended June 30,		Year ended December 31,
	2007	2006	2006	2005	2004
	(In thousands)
TCE revenues	$84,256	$33,435	$78,260	$46,785	$31,433
Voyage expenses	14,844	4,402	10,592	3,055	366

Shipping revenues	$99,100	$37,837	$88,852	$49,840	$31,799

        Consistent with general practice in the shipping industry, we use TCE revenues, which represents shipping revenues less voyage expenses, as a measure to compare revenues generated from voyage charters to revenues generated from time charters. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.

        Participation in the spot market contributes to fluctuations in our revenue, cash flow and net income, but affords us greater opportunity to increase income from vessel operations when charter rates rise.

        During the six months ended June 30, 2007, TCE revenues increased $50,821,000, or 152%, to $84,256,000 from $33,435,000 for the six months ended June 30, 2006. This increase in TCE revenues resulted principally from an increase of 1,653 revenue days in the first six months of 2007. These additional days were attributable primarily to the acquisition of Maritrans, which contributed an additional 1,513 revenue days during the six months ended June 30, 2007. Additionally, the delivery of the Overseas Houston in the first quarter of 2007 added 121 revenue days. At the time of the Maritrans acquisition, the ATB OSG242 was in a shipyard being double-hulled, which was completed on April 5, 2007. On February 20, 2007, a second ATB was taken out of service and entered a shipyard to be doubled hulled, which work is expected to be completed in December 2007.

        During the year ended December 31, 2006, TCE revenues increased $31,475,000, or 67%, to $78,260,000 from $46,785,000 from the year ended December 31, 2005. This increase in TCE revenues resulted principally from an increase in the average rate earned of $4,500 per day and an increase of 729 revenue days. The increase in the average daily rate earned was principally attributable to the conversion of the bareboat charter in respect of the Overseas Galena Bay to a time charter in June 2006 and the impact of the redelivery of the Overseas Puget Sound under a then-existing long-term time charter and the rate earned on its new time charter that commenced in 2006. The conversion of the bareboat charter to a time charter resulted in a higher daily TCE rate since under a time charter, vessel expenses are the responsibility of the owner whereas under a bareboat charter, such expenses are the responsibility of the charterer. The additional revenue days were attributable to the inclusion of the Overseas Maremar and Overseas Luxmar for the full year in 2006, compared with only 202 days during 2005 (see below). Additionally, the acquisition of Maritrans contributed an additional 278 revenue days in 2006. The above increases were, however, offset by an increase number of drydock and repair days, which increased to 101 days in 2006 from 23 days in 2005.

        During the year ended December 31, 2005, TCE revenues increased by $15,352,000, or 49%, to $46,785,000 from $31,433,000 for the year ended December 31, 2004. This increase in TCE revenues resulted principally from an increase of $2,200 per day in the average rate earned and an increase of 446 revenue days. The increase in the average daily rate earned was principally attributable to the conversion of the bareboat charter in respect of the Overseas Puget Sound to a time charter in October

2004. The increase in revenue days was attributable to the inclusion of the Overseas Puget Sound and Overseas Galena Bay, which were acquired in April 2004, being available for the full year in 2005 and the inclusion of the Overseas Maremar and the Overseas Luxmar, which joined the fleet at the time they were reflagged under the U.S. flag in September and October 2005, respectively.

Vessel Expenses

        Vessel expenses increased by $22,919,000 to $36,112,000 during the six months ended June 30, 2007 from $13,193,000 for the six months ended June 30, 2006. The increase in expenses was principally a result of the inclusion of the Maritrans fleet, which added $16,790,000 to vessel expenses in the 2007 period. In addition, the Overseas Houston, which was delivered from the shipyard in February 2007, operated for 141 days during the first quarter of 2007 and the charter on the Overseas Galena Bay was converted from a bareboat charter to a time charter subsequent to June 30, 2006.

        Vessel expenses increased by $14,880,000 to $34,430,000 for the year ended December 31, 2006 from $19,550,000 for the year ended December 31, 2005. The increase in expenses was principally a result of the inclusion of the Overseas Maremar and the Overseas Luxmar for the full year, compared with only 202 days in 2005, together with the conversion of the bareboat charter in respect of the Overseas Galena Bay to a time charter in July 2006. In addition, the inclusion of the Maritrans fleet from November 29, 2006 added $2,448,000 to vessel expenses in 2006.

        Vessel expenses increased by $7,473,000 to $19,550,000 for the year ended December 31, 2005 from $12,077,000 for the year ended December 31, 2004. The increase in expenses was principally a result of operating days increasing by 430 days due to the purchase and inclusion of the vessels described above. In addition, during the year ended December 31, 2004, the Overseas Puget Sound and Overseas Galena Bay were bareboat chartered-out for 429 days, during which period we were not responsible for the vessel expenses. During the year ended December 31, 2005, only the Overseas Galena Bay was bareboat chartered-out.

Bareboat Charter Expenses

        The Overseas Houston, the first of eight bareboat chartered-in product carriers that are being constructed by Aker, was delivered from the shipyard in February 2007 and operated for 141 days during the six months ended June 30, 2007.

Depreciation and Amortization

        Depreciation and amortization increased by $12,967,000 to $22,464,000 for the six months ended June 30, 2007 from $9,497,000 for the six months ended June 30, 2006. This increase was primarily due to an increase in the operating fleet as a result of the acquisition of Maritrans. Depreciation and amortization for the six months ended June 30, 2007 includes $2,333,000 related to the amortization of intangibles resulting from the acquisition of Maritrans.

        Depreciation and amortization increased by $7,039,000 to $21,592,000 for the year ended December 31, 2006 from $14,553,000 for the year ended December 31, 2005. This increase was primarily due to an increase in the operating fleet as a result of the acquisition of Maritrans and the inclusion of the Overseas Maremar and the Overseas Luxmar for the full year.

        Depreciation and amortization increased by $3,742,000 to $14,553,000 for the year ended December 31, 2005 from $10,811,000 for the year ended December 31, 2004. This increase was primarily due to the inclusion of the Overseas Maremar and the Overseas Luxmar from September and October 2005, respectively. The charge for the year ended December 31, 2005 also included a full year of depreciation on the two Handysize product carriers, Overseas Puget Sound and Overseas Galena Bay, which were acquired in April 2004.

General and Administrative Expenses

        General and administrative expenses were allocated based on OSG America Predecessor's proportionate share of OSG's total ship-operating (calendar) days for each of the periods presented. Our ship-operating days were 3,037 days for the six months ended June 30, 2007, 1,086 days for the six months ended June 30, 2006, 2,501 days for the year ended December 31, 2006, 1,662 days for the year ended December 31, 2005 and 1,232 days for the year ended December 31, 2004. Management believes these allocations reasonably present the financial position, results of operations and cash flows of OSG America Predecessor for the periods presented.

        Management estimates that on a stand-alone basis, general and administrative expenses will be approximately $23 million per year, which includes legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Equity in Income of Affiliated Companies

        Upon completion of this offering, OSG will contribute to us a 37.5% interest in ATC, a joint venture that operates U.S. flag crude-oil tankers transporting crude oil for BP from Alaska to the continental United States. The Predecessor accounts for its 37.5% interest in ATC according to the equity method. Each member in ATC is entitled to receive its respective share of any incentive charter hire payable by BP to ATC when predetermined performance standards have been met. On a quarterly basis, OSG America Predecessor recognizes its share of the estimated incentive charter hire that has been deemed earned through the reporting date that is not reversible subsequent thereto. ATC fully distributes its net income for each year by making a distribution in the first quarter of the following year.

        Equity in income of affiliated companies decreased by $733,000 to $2,258,000 for the six months ended June 30, 2007, from $2,991,000 for the six months ended June 30, 2006. This decrease was attributable to a reduction in the number of vessels operated by ATC and a decrease in the incentive hire rate earned by ATC in the first six months of 2007 compared with the comparable period of the prior year.

        Equity in income of affiliated companies decreased by $1,255,000 to $6,811,000 for the year ended December 31, 2006, from $8,066,000 for the year ended December 31, 2005. This decrease was attributable to a reduction in the number of vessels operated by ATC.

        Equity in income of affiliated companies increased by $969,000 to $8,066,000 for the year ended December 31, 2005, from $7,097,000 for the year ended December 31, 2004. This increase was attributable to an increase in the number of vessels operated by ATC.

Interest Expense, other

        Interest expense on third party obligations increased by $482,000 to $2,538,000 for the six months ended June 30, 2007, from $2,056,000 for the six months ended June 30, 2006. As a result of the acquisition of Maritrans, the Predecessor assumed $55,616,000 of secured term loans. The net interest expense incurred in the six months ended June 30, 2007 with respect to these term loans amounted to $774,000. Interest expense for the six months ended June 30, 2007 is net of $826,000 capitalized in connection with vessel construction.

        Interest expense on third party obligations decreased by $435,000 to $4,077,000 for the year ended December 31, 2006 from $4,512,000 for the year ended December 31, 2005. This decrease was principally a result of a decrease in the principal amount outstanding under the two capital leases as a result of the regular monthly payments made. Interest expense for the year ended December 31, 2006 is net of $167,000 that was capitalized in connection with vessel construction.

        Interest expense on third party obligations decreased by $475,000 to $4,512,000 for the year ended December 31, 2005 from $4,987,000 for the year ended December 31, 2004. This decrease was principally a result of a decrease in the principal amount outstanding under the two capital leases as a result of the regular monthly payments made.

EBITDA

        EBITDA represents net income plus interest expense, provision for income taxes, depreciation and amortization expense. EBITDA is presented to provide investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods.

        EBITDA assists our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items may significantly affect net income between periods and are affected by various and possibly changing financing methods, capital structure and historical cost basis. We believe that including EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold common units.

        EBITDA allows us to assess the ability of assets to generate cash sufficient to service debt, make distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as drydocking expenditures and working capital changes (which may vary significantly from period to period), EBITDA provides a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of existing cash distribution commitments to unitholders. Use of EBITDA as a liquidity measure also permits investors to assess our fundamental ability to generate cash sufficient to meet cash needs, including distributions on our common units.

        EBITDA should not be considered as a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating results and performance, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

        The following table reconciles net income, as reflected in our combined statements of operations, to EBITDA:

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(In thousands)
Net income	$6,877	$4,677	$7,736	$2,007	$1,871
Provision / (credit) for federal income taxes	1,224	(264)	768	1,325	1,007
Interest expense	6,708	5,993	12,612	10,685	9,224
Depreciation and amortization	22,464	9,497	21,592	14,553	10,811

EBITDA	$37,273	$19,903	$42,708	$28,570	$22,913

        The following table reconciles net cash provided by operating activities, as reflected in our combined statements of cash flows, to EBITDA:

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(In thousands)
Net cash provided by operating activities	$21,515	$2,471	$13,299	$19,800	$7,141
Payments for drydocking	4,288	5,681	5,835	115	2,739
Interest expense	6,708	5,993	12,612	10,685	9,224
Undistributed earnings from affiliated companies	(4,552)	(4,840)	(1,021)	838	(405)
Changes in operating assets and liabilities (except for taxes)	5,990	5,972	6,732	(5,219)	844
Federal income taxes	3,324	4,401	4,924	2,040	4,066
Other	—	225	327	311	(696)

EBITDA	$37,273	$19,903	$42,708	$28,570	$22,913

Effects of Inflation

        We do not believe that inflation has had, or is likely in the foreseeable future to have, a significant impact on vessel expenses, drydocking expenses and general and administrative expenses.

Liquidity and Sources of Capital

        We operate in a capital intensive industry. In addition to distributions on our partnership units, our primary liquidity requirements relate to our operating expenses, including payments under our management and administrative services agreements, drydocking expenditures, payments of interest and principal under our secured credit facility and lease obligations. Our long-term liquidity needs primarily relate to capital expenditures for the purchase or construction of vessels.

        The amount of available cash we need to pay the minimum quarterly distributions for four quarters on our common units, subordinated units and the 2% general partner interest to be outstanding immediately after this offering is $45.9 million. Our pro forma available cash to make distributions during the year ended December 31, 2006 and the twelve months ended June 30, 2007 would have been sufficient to allow us to pay 100% of the minimum quarterly distribution of $0.375 per unit per quarter (or $1.50 per unit on an annualized basis) on our common units and 12% and 25%, respectively, of the minimum quarterly distribution on our subordinated units during those respective periods.

        We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months.

        Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue under the omnibus agreement. We cannot assure you that we will be able to raise additional funds on favorable terms. For more information, please read "—Ongoing Capital Expenditures" below.

        Our combined financial statements represent the operations of our vessels by OSG prior to our acquisition of those vessels. The acquisition of the Maritrans vessels by OSG and their operations were funded by loans from OSG. As a result, our combined financial statements are not indicative of the financial position, results of operations or cash flows we would have achieved had we operated as an independent stand-alone entity during these periods or of future results.

        The Predecessor had working capital of $657,000 at June 30, 2007 compared with a working capital deficiency of $5,059,000 at December 31, 2006, $15,700,000 at December 31, 2005 and $7,571,000 at December 31, 2004. The treasury functions of OSG are managed centrally. Accordingly, cash received by the Predecessor (principally charter hire) was swept from our accounts to OSG for investment purposes, with a corresponding reduction in the advances from affiliated companies. Cash required by the Predecessor (principally vessel operating expenses, voyage expenses and debt amortization) was transferred from OSG with a corresponding increase in the advances from affiliated companies. We had total debt outstanding of $662,545,000 at June 30, 2007, including $575,756,000 due to OSG, compared with $660,929,000 at December 31, 2006, including $568,986,000 due to OSG, and $272,927,000 at December 31, 2005, including $230,661,000 due to OSG. Advances payable to OSG do not have fixed repayment dates. Available net cash provided by operating activities was used to repay certain of the amounts advanced by OSG.

  Cash Flows

        The following table summarizes our cash flows provided by/(used in) operating and investing for the periods presented:

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(In thousands)
Net cash flow provided by operating activities	$21,515	$2,471	$13,299	$19,800	$7,141
Net cash flow (used in) investing activities	(22,480)	(3,544)	(345,483)	(74,116)	(43,012)
Net cash flow provided by financing activities	965	1,208	332,399	54,261	35,799

        Operating cash flows.    Net cash flow from operating activities increased to $21.5 million for the six months ended June 30, 2007, from $2.5 million for the same period in 2006. This increase was primarily attributable to the Maritrans acquisition which added 10 vessels to our fleet and an increase of $3.9 million from the timing of our cash receipts and payments. Income from vessel operations for the six months ended June 30, 2007 increased by $5.2 million over the comparable 2006 period and depreciation and amortization increased by $13.0 million primarily as a result of the Maritrans acquisition.

        Net cash flow from operating activities decreased to $13.3 million in 2006, from $19.8 million in 2005, primarily reflecting an increase of $5.7 million in payments for drydocking and a reduction of $17.3 million from the timing of our cash receipts and payments, partially offset by increases of $8.3 million in income from vessel operations and $7.0 million in depreciation and amortization.

        Net cash flow from operating activities increased to $19.8 million in 2005, from $7.1 million in 2004, primarily reflecting a decrease of $2.6 million in payments for drydocking and an increase of $10.4 million from the timing of our cash receipts and payments, partially offset by an increase of $0.9 million in income from vessel operations. An increase of $3.7 million in depreciation and amortization in 2005 compared with 2004 was partially offset by increases of $2.0 million in the deferred federal income tax credit and $1.2 million in undistributed earnings of companies accounted for using the equity method.

        Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, changes in interest rates, fluctuations in working capital balances and spot market freight rates. The number of vessel drydockings tends to vary from year to year. For more information on our expected drydocking expenditures, please read "—Ongoing capital expenditures" below.

        Investing cash flows.    Net cash used in investing activities for the six months ended June 30, 2007 related primarily to costs that were incurred double-hulling two barges. During 2006, investing activities related primarily to the acquisition by OSG of the Maritrans Entities on November 28, 2006 for $340,860,000. During 2005, investing activities consisted of the acquisition of two Handysize product carriers for $74,116,000. In 2004, another two Handysize product carriers were purchased for $43,012,000.

        Financing cash flows.    Net financing cash outflow generally represents the amount of cash flow generated from operations less the amount used for investing activities. The investment in the Maritrans Entities and the four vessels acquired during 2004 and 2005 were financed primarily through advances from OSG in the form of non-interest bearing advances. Loans and advances payable to OSG do not have fixed repayment dates. Issuances of common stock during 2004 and 2005 represent amounts received in connection with the capitalization of new vessel-owning subsidiaries. Repayments of debt in each of 2004, 2005 and 2006 represent regularly scheduled installments under existing capital lease obligations and, in 2006, secured term loans.

        The agreements impose certain operating restrictions and establish minimum financial covenants for OSG America Predecessor. The Predecessor was in compliance with the financial covenants contained in the secured loan agreements as of June 30, 2007. Our failure to comply with any of the covenants in the agreements could result in a default, which would permit lenders to accelerate the maturity of the debt and to foreclose upon collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our remaining obligations.

  Ongoing Capital Expenditures

        Marine transportation of crude oil and refined petroleum products is a capital-intensive business, which requires significant investment to maintain an efficient fleet and stay in regulatory compliance.

        For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain over the long term the current operating capacity of our fleet or the revenue generated by our capital assets. Expansion capital expenditures are those capital expenditures that increase the operating capacity of our fleet or the revenue generated by our capital assets.

        Over the three years following the date of this offering, we estimate that we will spend an average of approximately $19.3 million per year for drydocking and classification society surveys. We drydock our vessels twice in every five-year period and, as our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and classification society survey costs or are a component of our operating expenses. In addition, vessels may have to be drydocked in the event of accidents or other unforeseen damage. Periodically, we also incur expenditures to acquire or construct additional product carriers and barges and/or to upgrade or double hull vessels in order to comply with statutory regulations. We are not aware of any regulatory changes or environmental liabilities that will have a material impact on our current or future operations.

        We believe that our cash flow from charters-out will be sufficient to cover the interest and principal payments under our debt agreements, amounts due under the administrative services and management agreements, other general and administrative expenses and other working capital requirements for the short and medium term. To the extent we pursue other vessel acquisitions, we expect to finance any such commitments from existing long-term credit facilities and additional long-term debt as required. The amounts of working capital and cash generated from operations that may, in the future, be utilized to finance vessel commitments are dependent on the rates at which we can charter our vessels. Such charter rates are volatile.

        Because we distribute all of our available cash, we may not grow as fast as companies that reinvest their available cash. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may affect the available cash that we have to distribute on each unit. Our partnership agreement does not limit our ability to issue additional units, including units ranking senior to the common units being offered under this prospectus. The incurrence of additional debt by us or our operating subsidiaries would result in increased interest expense, which in turn may also affect the available cash that we have to distribute to our unitholders.

        The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter on all units outstanding immediately after this offering and the related distribution on the 2% general partner interest is approximately $11.5 million. There is no guarantee that we will pay the minimum quarterly distribution on our common and subordinated units in any quarter and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our credit agreement.

  Aggregate Contractual Obligations

        Following the completion of this offering and the transactions described in this prospectus, we expect our long term contractual obligations to be as follows, assuming the completion of this offering on June 30, 2007:

	2007	2008	2009	2010	2011	Beyond 2011	Total
	(In thousands)
Long-term debt(1)	$5,269	$10,521	$8,850	$8,850	$8,850	$95,241	$137,581
Obligations under capital leases(2)	4,038	9,692	9,692	9,692	8,102	—	41,216
Operating lease obligations (chartered-in vessels)(3)	10,192	33,111	54,774	67,467	67,115	204,651	437,310
Construction installments(4)	17,996	15,700	2,355	—	—	—	36,051

Total	$37,495	$69,024	$75,671	$86,009	$84,067	$299,892	$652,158

(1)
Amounts shown include contractual interest obligations on $51.0 million of debt under our senior secured revolving credit facility expected to be outstanding upon completion of this offering. The interest obligations have been estimated based on the LIBOR rate at June 30, 2007 of 5.4% plus a margin of 70 basis points.

(2)
Amounts shown include contractual interest obligations.

(3)
As of June 30, 2007 we had charter-in commitments for eight vessels on leases that are, or will be, accounted for as operating leases. These leases provide us with various renewal options.

(4)
Represents remaining shipyard commitments and excludes capitalized interest and other construction costs. Includes payments in respect of two ATBs to be contributed by OSG to our fleet.

Senior Secured Revolving Credit Facility

        In connection with the closing of this offering, we will enter into a new $200 million senior secured revolving credit facility with ING Bank N.V. and DnB NOR Bank ASA as mandated lead arrangers and bookrunners, each for 50% of the facility amount.

        OSG America Operating Company LLC, our operating company, will be the borrower under this revolving credit facility. Our obligations under the facility will be secured by, among others, first preferred mortgages on certain of our owned vessels and the two tugs under construction by Bender and will be guaranteed by us and our subsidiaries which own those vessels.

        Borrowings under our senior secured revolving credit facility are expected to be due and payable five years after the date that the facility agreement is signed (the "closing date"), subject to a 24 month extension period which may be requested by us on or after the second anniversary of the closing date (up to 90 days prior to the fifth anniversary of the closing date) and which may be approved by the lenders. Drawings under the facility will be available on a revolving basis until one month prior to the applicable maturity date. The maximum number of drawings permitted to be outstanding under the senior secured revolving credit facility at any one time will be ten.

        We anticipate that we will be able, at our option, to prepay all loans under the senior secured revolving credit facility at any time without premium or penalty (other than customary LIBOR breakage costs). Each prepayment must be in a minimum amount of $5 million plus any multiples of $1 million or the full amount of the outstanding advances.

        We expect that outstanding loans under the senior secured revolving credit facility will bear interest at a rate equal to LIBOR plus a margin (70 basis points per year until the fifth anniversary of the closing date and, if the extension option is exercised, 75 basis points per year thereafter). In general, interest periods will consist of one, three or six month periods, at our option. Each drawing under the senior secured revolving credit facility is required to be repaid on the last day of the applicable interest period. Interest will be repayable on the last day of the applicable interest period, provided that interest will be payable quarterly in arrears where the interest period is longer than three months.

        We expect that our new senior secured revolving credit facility will prevent us from declaring dividends or making distributions if any event of default, as defined in our new revolving credit agreement, exists or would result from such payments. In addition, we anticipate that our new revolving credit agreement will contain covenants requiring us to adhere to certain financial covenants and limiting the ability of our operating company and its subsidiaries, with certain exceptions, to, among other things:

  •
  incur or guarantee indebtedness;

  •
  change ownership or structure, including consolidations, mergers, liquidations and dissolutions;

  •
  make distributions or repurchase or redeem units;

  •
  make certain negative pledges and grant certain liens on the collateral securing the facility;

  •
  sell, transfer, assign or dispose of any collateral or other substantial assets;

  •
  make certain loans and investments;

  •
  enter into any bareboat charter of any vessel securing the facility without the consent of the lenders;

  •
  enter into a new line of business; or

  •
  change the flag, class, technical management or ownership of our vessels.

        We anticipate that each of the following will be an event of default under our senior secured revolving credit facility, among others:

  •
  failure to pay any principal, interest, fees, expenses or other amounts when due;

  •
  breach or lapse of any insurance with respect to the vessels;

  •
  breach of certain financial covenants;

  •
  failure to observe any term of the credit agreement or any related agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

  •
  default under other indebtedness of our operating company, our general partner or any of our subsidiaries above $20 million;

  •
  cessation of business;

  •
  bankruptcy or insolvency events involving us, our general partner or any of our subsidiaries;

  •
  any representation or warranty proving to be untrue or misleading in any material respect;

  •
  our failure to list on the New York Stock Exchange or maintain listed status;

  •
  a change of control, as defined in the revolving credit agreement;

  •
  a material adverse change, as defined in the revolving credit agreement, occurs relating to us or our business;

  •
  a change in the commercial and technical manager of our vessels; and

  •
  judgments or orders against us or any of our subsidiaries in excess of certain allowances.

        Our new senior secured revolving credit facility will be subject to a number of usual and customary conditions, including our listing on the New York Stock Exchange and the negotiation, execution and delivery of definitive documentation.

  Our Secured Term Loans

        At June 30, 2007, we had $53.3 million in total outstanding under our secured term loans, which are secured by mortgages on some of our fixed assets. The current portion of this debt at June 30, 2007 was $4.3 million.

        Our secured term loans consist of (1) a 5-year term loan with Lombard US Equipment Financing Corp. bearing interest at an average fixed rate of 5.14% (Term Loan A), (2) a 9.5-year term loan with Fifth Third Bank bearing interest at an average fixed rate of 5.98% (Term Loan B) and (3) a 9.5-year term loan with PNC Leasing bearing interest at an average fixed rate of 5.53% (Term Loan C). Principal payments on Term Loan A are required on a quarterly basis. Principal payments on Term Loan B and C are required on a monthly basis. We have granted first preferred ship mortgages and a first security interest in some of our vessels and other collateral to these lenders as a guarantee of the loan agreements. The loan agreements require us to maintain our properties in a specific manner, maintain specified insurance on our properties and business, and abide by other covenants, which are customary with respect to such borrowings. The loan agreements also require us to meet certain financial covenants. If we fail to comply with any of the covenants contained in these loan agreements, these lenders may call the entire balance outstanding on the loan agreements immediately due and payable, foreclose on the collateral and exercise other remedies under the loan agreements. We were in compliance with all such covenants at June 30, 2007.

        In June 2004, we entered into an additional $29.5 million term loan with Fifth Third Bank (Term Loan D). Term Loan D has a 9.5-year amortization and a 55% balloon payment at the end of the term and accrues interest at a fixed rate of 6.28%. Principal payments on Term Loan D are required on a monthly basis. We have granted first preferred ship mortgages and a first security interest in the M214 and its married tugboat, the Honour, to secure Term Loan D. Term Loan D requires us to maintain the collateral in a specific manner, maintain specified insurance on our properties and business, and abide by other covenants which are customary with respect to such borrowings. If we fail to comply with any of the covenants contained in Term Loan D, Fifth Third Bank may foreclose on the collateral or call the entire balance outstanding on Term Loan D immediately due and payable. We were in compliance with all applicable covenants at June 30, 2007.

        As of June 30, 2007, we had the following amounts outstanding under our secured term loans:

  •
  $2.4 million under Term Loan A maturing in 2008;

  •
  $19.3 million under Term Loan B maturing in 2013;

  •
  $5.4 million under Term Loan C maturing in 2013; and

  •
  $26.2 million under Term Loan D maturing in 2014.

Off Balance Sheet Arrangements

        We do not currently have any liabilities, contingent or otherwise, that we consider to be off balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

        The Predecessor was exposed, and we also expect to be exposed, to market risk from changes in interest rates, which could impact our results of operations and financial condition. We will manage this exposure through our regular operating and financing activities.

  Interest Rate Risk

        We are exposed to the impact of interest rate changes primarily through our unhedged floating-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we may use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts would be to minimize the risks and costs associated with our floating-rate debt. As at June 30, 2007, all of our long-term debt consisted of fixed-rate secured term loans. On a pro forma basis, as of June 30, 2007, we expect to have $51.0 million outstanding under our senior secured revolving credit facility, which bears interest at a rate based on LIBOR plus a margin. A 1.0% increase in the interest rates on that amount would result in $0.5 million in additional annual interest payments.

        We intend to invest our cash in financial instruments with maturities of less than three months within the parameters of our investment policy and guidelines.

        We may use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. Changes in the fair value of our interest rate swaps are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap change in fair value is immediately recognized in income. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

  Foreign Currency Risk

        The shipping industry's functional currency is the U.S. dollar. All of our revenues and most of our operating costs are in U.S. dollars.

THE JONES ACT PRODUCT CARRIER AND BARGE INDUSTRY

        The information and data in this section relating to the U.S. coastwise maritime transportation industry have been provided by Wilson Gillette & Co. (Wilson Gillette), a petroleum logistics specialist providing research and statistics to the U.S. flag shipping industry. Wilson Gillette based its analysis on information drawn from published and private industry sectors, including Wilson Gillette's databases, the Energy Information Administration of the U.S. Department of Energy (EIA) and the Maritime Administration of the U.S. Department of Transportation (Mar Ad). Data is taken from the most recently available published sources, which revise data and forecasts from time to time.

        Wilson Gillette has advised us that (1) some industry data included in this discussion is based on estimates or subjective judgments in circumstances where data from actual market transactions either does not exist or is not publicly-available, (2) published information of other maritime data collection experts may differ from this data, and (3) while Wilson Gillette has taken reasonable care in the compilation of the industry statistical data and believe them to be correct, data collection is subject to limited audit and validation procedures.

Introduction

        We are the largest, based on barrel-carrying capacity, operator of Jones Act product carriers and barges transporting refined petroleum products, which, as an industry, transports petroleum products on the internal lakes and rivers and in the coastal waters of the United States using vessels such as product carriers and barges. Jones Act product carriers and barges transport crude oil to refineries and transport refined petroleum products such as gasoline from refineries to distribution terminals, where it is loaded onto tanker trucks for local delivery to retailers. Jones Act shipping is a vital component of the nation's energy distribution system.

        The Jones Act, which is also known as the Merchant Marine Act of 1920, refers to a set of federal statutes that restricts foreign competition in the U.S. marine transportation industry. Under the Jones Act, any vessels engaged in trade between U.S. ports, including movements of Alaskan crude oil, must be:

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  registered under the U.S. flag;

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  built in the United States;

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  manned by U.S. crews; and

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  owned and operated by U.S. organized companies that are controlled and at least 75% owned by U.S. citizens.

        Accordingly, only Jones Act product carriers and barges can transport crude oil, refined petroleum products and chemicals between ports in the continental U.S. (including through the Panama Canal) or between mainland ports and Puerto Rico, Alaska and Hawaii.

        Other government programs and legislation benefiting the U.S. flag product carrier and barge industry include:

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  The Maritime Security Program (MSP), administered by the Maritime Administration of Department of Transportation, the purpose of which is to support the operation of up to 60 U.S. flag vessels in foreign commerce so that a fleet of active, commercially viable, privately owned vessels is available to the Department of Defense during time of war or national emergency.

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  The Cargo Preference Act of 1904, which requires cargoes for the U.S. military to be carried exclusively on U.S. flag vessels.

        The Jones Act, MSP and the Cargo Preference Act are supported by the federal government in the interest of national defense.

        Demand for Jones Act product carriers and barges is expected to grow because of proposed expansions to Gulf Coast refineries, which are expected to increase output by 1.6 million barrels per day (bpd) by 2016. At the same time, many Jones Act product carriers and barges face regulatory obsolescence due to the Oil Pollution Act of 1990 (OPA 90), which mandates the phase-out of all single hull vessels by 2015.

        Waterborne transportation is the most important mode of transportation for refined petroleum products after pipelines. Rail cars and trucks are only cost-effective for moving refined petroleum products over short distances.

Petroleum Product Transportation by Mode and Location:
2006 estimated

  Source: U.S. Department of Transportation Bureau of Transportation Statistics

Types of Product Carriers and Barges

        The Jones Act product carrier and barge fleet includes product carriers, integrated tug barges (ITBs), articulated tug barges (ATBs), and conventional tug-barge units (CTBs).

        Jones Act product carriers are generally larger, faster and more capable of operating at their maximum operating capabilities in a wider range of adverse weather conditions compared with other vessel types, but are more expensive to build and crew. By way of example, the following table provides a comparison of costs under recently announced newbuilding contracts:

Vessel Type	Owner	Cost
Product Carrier (331,000 barrels)	US Shipping	$111 million
Large ATB (290,000 barrels/12,000 hp tug)	OSG	$88 million
Mid-Size ATB (185,000 barrels/9,600 hp tug)	Crowley	$60 million

        ITBs are comparable to product carriers in size and speed, but are less costly to crew. No ITBs have been built in the United States since the mid 1980s.

        Product carriers require 21 crew members and can travel at between 13.5 to 15.0 knots. ITBs require 16 crew members and can travel at up to 13 knots. Large ATBs require 9 to 11 crew members and can travel at between 10 to 13 knots depending on the horsepower (hp) of the tug, which can range from 6,000 to 12,000 hp. CTBs require up to 8 crew members and travel at up to 8 knots. On longer voyages, the speed advantage of product carriers can result in customers paying less in transportation costs per barrel than they would pay for slower tank barges with lower crew costs.

        On certain voyages, product carriers and barges are required to pass through a bridge opening or narrow waterway, which limits the size of the vessels that may be used. Accordingly, product carriers, ITBs and large ATBs (i.e., product carriers and barges above 16,000 dwt) tend to provide long-haul transportation to deep-water ports. Smaller ATBs and CTBs ranging between 10,000 dwt and 16,000 dwt tend to provide short-haul transportation, such as within the Northeast coastal market. Still smaller barges and push boats provide river transportation, primarily on the Mississippi river and its tributaries.

Product Carriers

        A product carrier is a self-propelled vessel designed for deep-sea trade. Crude-oil tankers are designed to move large volumes of crude oil and are generally larger and less sophisticated than product carriers, which have special tank coatings, cargo segregations and piping systems that permit the simultaneous transportation of multiple grades of refined petroleum products.

        Jones Act crude-oil tankers are used to transport Alaskan crude oil from Alaska to the West Coast. According to Mar Ad, there were 15 Jones Act crude-oil tankers with approximately 17 million barrels of aggregate carrying capacity as of December 31, 2006. Three of these crude-oil tankers do not have double hulls and therefore must be removed from service by 2010 or retrofitted with a double hull due to OPA 90 regulations.

        Jones Act product carriers are used to move refined petroleum products from Gulf Coast refineries to East Coast distribution terminals and from West Coast refineries located near Seattle, Washington and Los Angeles and San Francisco, California to distribution terminals located in Oregon and Southern California. According to Mar Ad, there were 38 Jones Act product carriers and seven Jones Act ITBs as of December 31, 2006, aggregating approximately 13 million barrels of carrying capacity. 25 of these vessels, or 58% in terms of barrel-carrying capacity, do not have double hulls and therefore must be removed from service or retrofitted with a double hull due to OPA 90 regulations.

        The following is a diagram of an Aker-built product carrier having an overall length of 601 feet, 12 cargo tanks and six segregations, which allows for the simultaneous transportation of six different refined petroleum cargoes aggregating 324,000 barrels at 98% capacity.

Articulated Tug Barges (ATBs)

        An ATB is designed for coastal trade. ATBs consist of a tug and barge that are connected by a system that mechanically locks the front of the tug to the back of the barge through a hinged connection, eliminating the need for the cumbersome wires and cables used by CTBs. The hinged connection allows ATBs to out perform CTBs in terms of operational sustainability in adverse weather conditions. Unlike an ITB, the tug of an ATB can be disconnected from its barge to allow the tug to push or tow other barges.

        Large-size Jones Act ATBs (i.e., over 30,000 dwt or approximately 210,000 barrels) are typically used to move refined petroleum products from Gulf Coast refineries to Florida and the South Atlantic states. Mid-size ATBs are used on the West Coast and smaller ATBs and CTBs (i.e., below 16,000 dwt or approximately 112,000 barrels) are commonly employed in the short-haul markets such as the Northeast and intra Gulf Coast because of the small cargo lots and discharge terminals.

        The following is a diagram of a Bender-built ATB with a 12,000 hp tug, having an overall length of 700 feet with 12 cargo tanks aggregating 347,000 barrels at 98% capacity.

Jones Act Trade

        Jones Act product carriers and barges serve a vital role in the transportation of crude oil and refined petroleum products in the United States. Jones Act crude-oil tankers are used to transport Alaskan crude oil from Valdez, Alaska to refineries located on the West Coast near Seattle, Washington and Los Angeles and San Francisco, California. Product carriers and barges are used to transport refined petroleum products from these West Coast refineries to the major consuming areas of Southern California and Portland, Oregon. The majority of the use of Jones Act product carriers and tank barges involves the transportation of refined petroleum products from refineries located along the Gulf Coast to Florida and to other South Atlantic states. Additionally, refined petroleum products are transported within the Northeast market from refineries located along the Delaware River in Delaware, New Jersey and Pennsylvania to terminals located in New York, Connecticut and Rhode Island, generally using tank barges below 16,000 dwt (approximately 112,000 barrels).

        For planning purposes, the U.S. Department of Energy divides the United States into the following five regions:

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  East Coast;

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  Midwest;

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  Gulf Coast;

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  Rocky Mountains; and

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  West Coast.

        The following map illustrates the key Jones Act trade routes for refined petroleum products and the amount of product, measured in bpd, transported along these key trade routes during 2006.

Jones Act Trade Routes for Refined Petroleum Products: 2006
(in thousands of bpd)

  Source: Wilson Gillette

  Gulf Coast to East Coast

        The most important trade route in the Jones Act trade of refined petroleum products is from the Gulf Coast to Florida. This is because Florida has no refineries and there are no interstate pipelines connecting Florida to refineries in other regions. In 2006, the Gulf Coast to Florida trade route accounted for approximately 51% of all Jones Act movements of refined petroleum products.

        Waterborne movements of refined petroleum products from the Gulf Coast to Florida totaled approximately 600,000 bpd or 77% of total Florida demand in 2002, 640,000 bpd or 70% of total Florida demand in 2003, 700,000 bpd or 74% of total Florida demand in 2004, 670,000 bpd or 67% of total Florida demand in 2005 and 630,000 bpd or 63% of total Florida demand in 2006. Damage caused to the Gulf Coast refineries by Hurricanes Katrina and Rita in 2005 significantly curtailed movements of refined petroleum products from the Gulf Coast to Florida in 2005 and 2006, with the shortfall being replaced with imports. Movements of refined petroleum products are to Florida rebounded in 2007 because repairs to hurricane-damaged Gulf Coast refineries were completed.

        Beyond 2007, waterborne movements of refined petroleum products to Florida are forecast to increase at more than the U.S. average demand growth rate for refined petroleum products, which is 1.2% per annum. This is due to Florida's higher-than-average population growth. In addition, a proposal by Colonial Pipeline to build a petroleum pipeline through the Gulf of Mexico from Mississippi to Tampa was abandoned in 2006 after facing opposition from the Florida government as a result of concerns about the pipeline's environmental and economic impact, including its economic impact on the shipping industry in the Port of Tampa, local shipyards and other businesses.

  Intra West Coast

        Movements of refined petroleum products in the intra West Coast trade occur because refineries in Southern California lack sufficient capacity to meet local demand. Refineries in Puget Sound and San Francisco supply 325,000 bpd of refined petroleum products to distribution terminals in Los Angeles and San Diego, California. In addition, 85,000 bpd of refined petroleum products are shipped by water to Oregon. Altogether, the intra West Coast trade accounts for 23% of all Jones Act movements of refined petroleum products.

        With no plans for refinery expansion, Southern California will continue to lack sufficient refinery capacity to meet local demand. In Puget Sound and San Francisco, refinery capacity is expected to increase at a rate of 1% per year, which will lead to an increase in waterborne movements of refined petroleum products from these refineries to Southern California.

  Intra East Coast

        New England has no refineries. Waterborne shipments from New York Harbor and the Delaware River supply 35% of New England's refined petroleum products, with the remainder covered by imports. Waterborne shipments from the Middle Atlantic region ranged between 330,000 bpd and 380,000 bpd between 2002 and 2006. Increased demand for refined petroleum products in New England will principally be met by additional imports supplied from Europe and Canada.

  Crude-Oil Lightering in Delaware Bay

        Refineries in the Delaware River Valley rely on lightering of large crude-oil tankers due to draft limitations in the Delaware River. Very Large Crude Carriers and Suezmax tankers off-load enough cargo to reduce their draft before proceeding up the river to the refineries.

        Lightering services performed in the Delaware Bay are subject to Jones Act requirements and regulations imposed by the Delaware Department of Natural Resources and Environmental Control. Jones Act lightering is currently performed by three dedicated vessels and amounted to 264,000 bpd in 2002, 273,000 bpd in 2003, 273,000 bpd in 2004, 281,000 bpd in 2005 and 245,000 bpd in 2006. The reduction in lightering volumes in 2006 was due to political turmoil in Nigeria, which resulted in product carriers carrying less than full cargoes of Nigerian crude oil. Lightering volumes are expected to rebound in 2007 as crude oil from other sources is delivered to East Coast refineries.

        The demand for lightering services in Delaware Bay is expected to remain constant because there are no major refinery expansions planned and a proposal to dredge the Delaware River remains opposed by environmental groups.

  Alaska to West Coast

        Crude oil from Alaska is transported by water to refineries located on the West Coast. The key producers of Alaskan crude oil are BP p.l.c., ConocoPhillips Company and ExxonMobil Corporation. Waterborne movements of crude oil from Alaska have declined over time as crude oil production has declined. Waterborne movements of Alaskan crude oil to West Coast refineries have decreased from approximately 900,000 bpd in 2002 to about 700,000 bpd in 2006. Alaskan crude oil production is likely to decline further unless new areas are opened to exploration and production.

Charter Rates

        Time charter rates for Jones Act product carriers and barges have increased over the past five years due to rising consumption of refined petroleum products (especially in the South Atlantic states and the West Coast) and the decreasing supply of Jones Act product carriers and barges caused by

OPA 90. The following chart shows time charter rates from 2002 to 2006 for product carriers and ITBs transporting refined petroleum products in the U.S. coastwise trade:

Average Daily Time Charter Rates
for US Flag Tankers & ITBs 2002-2006

Source: Wilson Gillette

Demand for Jones Act Product Carriers and Barges

        Demand for ocean-going Jones Act product carriers and barges is determined by the following:

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  Demand for refined petroleum products;

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  U.S. coastal refining capacity; and

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  Availability of transportation alternatives such as pipelines, trucks and rail.

Demand for Refined Petroleum Products

        Consumption of refined petroleum products has increased from 19.8 million bpd in 2002 to 20.6 million bpd in 2006, an increase of 800,000 bpd representing an annual growth rate of approximately 0.7%.

        Approximately 75% of the increase in refined petroleum products consumption between 2002 and 2006 occurred along the coastal regions of the United States. Consumption growth was highest in Florida, which accounted for approximately 22% of the 800,000 bpd increase in U.S. demand for refined petroleum products. The second highest growth region was the other South Atlantic states, which accounted for approximately 20%, followed by the West Coast, which accounted for approximately 17%.

        Demand for refined petroleum products is expected to continue growing more rapidly along these coastal regions due to their higher rates of economic and population growth.

        The EIA estimates that U.S. demand for refined petroleum products between 2006 and 2016 will increase by 2.5 million bpd to 23.1 million bpd.

Refining Capacity

        At December 31, 2006, total U.S. refining capacity was estimated at approximately 17.4 million bpd. Coastal refining capacity (Gulf Coast—8.3 million bpd; West Coast—3.2 million bpd; and East

Coast—1.7 million bpd) accounted for approximately 75% of total U.S. refining capacity, with the Midwest and the Rocky Mountain regions accounting for the remaining 25%. Because the Gulf Coast produces 45% more refined petroleum products than it consumes, it is able to supply refined petroleum products to other regions of the United States.

        Refining capacity is forecast to grow in all areas of the United States between 2007 and 2020. During this period the EIA expects the average annual refining capacity in the East Coast, Midwest, Gulf Coast, Rocky Mountain and West Coast regions to increase by 0.5%, 0.4%, 1.5%, 1.5% and 1.0%, respectively. In all regions except the Gulf Coast, increases in refining capacity go towards satisfying local demand.

        Gulf Coast refining capacity is forecast to increase by approximately 1.6 million bpd by 2016. The increase in Gulf Coast refining capacity includes a 325,000 bpd expansion by Motiva Enterprises LLC at its Port Arthur, Texas refinery, a 180,000 bpd expansion by Marathon Oil Corporation at its Garyville, Louisiana refinery and approximately 575,000 bpd of refinery expansions at other Gulf Coast refineries.

        Refining capacity in the Midwest is forecast to increase by approximately 500,000 bpd by 2015. The increase in Midwest refining capacity includes the 100,000 bpd expansion at ConocoPhillips Company's Wood River, Illinois refinery and smaller increases in refining capacity at refineries owed by Frontier Oil Corporation, Valero Energy Corporation, BP p.l.c., and Sunoco, Inc. Movements of refined petroleum products from Gulf Coast refineries to the Midwest are expected to remain at current levels because Midwest demand will be satisfied by increases in local refining capacity used to process heavy Canadian crude oil.

        The principal destination for surplus refined petroleum products produced in the Gulf Coast is expected to continue to be the East Coast, with approximately 70% moving by pipeline and 30% moving by product carriers and barges.

Transportation Alternatives

        Pipelines are the most cost-effective means of transporting refined petroleum products for long-haul movements and product carriers and barges are the second most cost-effective means. Rail cars and trucks are only cost-effective for moving refined petroleum products over short distances, but are necessary to deliver those products from terminals to retail stations.

        Pipelines move the majority (58%) of refined petroleum products based on ton-miles. The biggest pipeline systems run from the Gulf Coast to the East Coast and Midwest. Smaller pipelines run from the Gulf Coast to Arizona. These pipeline systems move 3.4 million bpd of refined petroleum products from the Gulf Coast to other regions.

        Two major pipeline systems (Colonial and Plantation) transport refined petroleum products to the East Coast. The largest system is the Colonial Pipeline, which transverses 5,500 miles from Houston, Texas to New York Harbor, connecting refineries in Texas, Louisiana, Mississippi and Alabama to over two hundred distribution terminals located along the route, including in the west-central portions of Georgia, South Carolina, North Carolina, Virginia, Delaware and New Jersey. The Plantation Pipeline stretches 3,100 miles to connect refineries in Louisiana and Mississippi with over one hundred distribution terminals located along the route, including in the west-central portions of Georgia, South Carolina, North Carolina and Virginia. Together these two systems transport 2.5 million bpd of refined petroleum products from the Gulf Coast to the East Coast.

        A combination of pipeline systems (Explorer, TEPPCO, Centennial, Phillips and Citgo) transport 810,000 bpd of refined products from the Gulf Coast to the Midwest.

        Two smaller pipeline systems (Longhorn and Kinder Morgan) transport 125,000 bpd of refined products from Texas to Arizona.

        With the exception of the pipelines to the Midwest, existing pipeline systems are at or near full capacity. Pipelines from the Gulf Coast refineries to Midwest distribution terminals have excess capacity as a result of increased capacity at Midwest refineries, which is being driven by increased supplies of lower cost heavy Canadian crude oil.

        Starting in 2011, we expect pipeline capacity to increase between the Gulf Coast and Atlanta and between the Gulf Coast and Arizona to distribute increased production from Gulf Coast refineries due to proposed capacity expansions. We expect that approximately 70% of the additional output resulting from Gulf Coast refinery expansions will be transported by pipelines and that the remaining 30% will be transported by product carriers.

Supply of Jones Act Vessels

        The existing fleet of Jones Act product carriers and barges is, on average, older than the international fleet. Many of the Jones Act vessels were built in the early 1980s. The high price of constructing new vessels in the United States, combined with the low charter rates that existed before 2000, discouraged owners from building replacement vessels.

        The large number of newbuild product carriers and barges on order is primarily based upon the expected phase-out before 2015 of a large percentage of the product carrier and barge fleet due to the requirements of OPA 90, but constrained by the high cost of newbuilds and the limited capacity of U.S. shipyards. Operators with limited financial resources may be unable to replace or retrofit their vessels to comply with OPA 90 requirements. These factors could contribute to a more limited supply of Jones Act product carriers and barges, especially beyond 2012 and 2013, when mandated phase-outs peak.

        In order to receive U.S. Coast Guard permission to trade, all Jones Act product carriers and barges must be certified as "in-class". Because the costs of maintaining product carriers and barges in-class rise as the age of the vessel increases, owners of product carriers and barges often conclude that it is more economical to scrap a vessel that has reached its anticipated useful life than to spend the funds required to keep it in-class. However, if an owner cannot afford a new replacement vessel or the charter rate environment is particularly strong, owners are more likely to seek ways to continue trading a vessel. When scrapping cannot be avoided, ATBs and CTBs are frequently chosen instead of product carriers, because of their lower construction costs.

        The level of scrapping activity is primarily based upon OPA 90 regulations, which mandate the retirement of all single-hulled vessels before 2015.

Jones Act Product Carrier and Barge Fleet

        According to Wilson Gillette, there were 84 Jones Act product carriers and barges larger than 16,000 dwt (i.e. larger than 112,000 barrels) operating in the coastwise trade as of January 1, 2007. This excludes 15 Jones Act crude-oil tankers engaged exclusively in the transportation of Alaskan crude oil.

        As a result of OPA 90, 25 out of the 84 Jones Act product carriers and barges must be phased-out of service or retrofitted with double hulls between 2008 and 2015. The 25 vessels to be phased out represent approximately 30% of the current coastwise fleet.

        The majority of phase-outs will take place in 2011 and 2012, as can be seen in following chart:

While there is a forecast surplus of Jones Act product carriers and barges versus demand between 2008 and 2010, many of the larger integrated oil companies and independent oil refiners have indicated a preference for chartering double-hull product carriers and barges for the U.S. coastwise movement of refined petroleum products. Demand for Jones Act product carriers and barges will exceed supply after 2012, when phase-outs peak and incremental refining capacity comes online in the Gulf Coast.

BUSINESS

OSG America L.P.

        We are the largest operator, based on barrel-carrying capacity, of U.S. flag product carriers and barges transporting refined petroleum products. We were recently formed by Overseas Shipholding Group, Inc. (NYSE: OSG), a market leader in providing global energy transportation services. We plan to use the expertise, customer base and reputation of OSG to expand our marine transportation service. Following this offering, our initial fleet of product carriers and barges will consist of ten product carriers, seven articulated tug barges (ATBs) and one conventional tug-barge unit (CTB), with an aggregate carrying capacity of approximately 4.9 million barrels. Alaska Tanker Company, LLC (ATC), a joint venture in which we have a 37.5% ownership interest, transports crude oil from Alaska to the continental United States using a fleet of five crude-oil tankers with an aggregate carrying capacity of 6.3 million barrels. Upon the completion of this offering, OSG will own a 75.5% interest in us, including a 2% interest through our general partner, which OSG owns and controls.

        The majority of our vessels transport refined petroleum products in the U.S. "coastwise" trade over three major trade routes:

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  from refineries located on the Gulf Coast to Florida, other lower Atlantic states and the West Coast;

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  from refineries located on the East Coast to New England; and

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  from refineries located on the West Coast to Southern California and Oregon.

        The Gulf Coast to Florida trade route is the most important of these trade routes due to the absence of pipelines that service Florida and Florida's growing demand for refined petroleum products. We also provide lightering services on the East Coast by transporting crude oil from large crude-oil tankers to refineries in the Delaware River Basin.

        Our market is protected from direct foreign competition by the Merchant Marine Act of 1920 (the Jones Act), which mandates that all vessels transporting cargo between U.S. ports must be built in the United States, registered under the U.S. flag, manned by U.S. crews and owned and operated by U.S.-organized companies that are controlled and at least 75% owned by U.S. citizens (or owned by other entities meeting U.S. citizenship requirements to own vessels operating in the U.S. coastwise trade and, in the case of limited partnerships, where the general partner meets U.S. citizenship requirements for the U.S. coastwise trade). Charter rates for Jones Act vessels have historically been more stable than those of similar vessels operating in the international shipping markets. We currently operate 16 of our 18 vessels in the U.S. coastwise trade in accordance with the Jones Act and all of our future scheduled newbuild deliveries will qualify to operate under the Jones Act.

        OSG has assigned to us its agreements to bareboat charter six newbuild product carriers from subsidiaries of Aker American Shipping, Inc. (Aker) upon their delivery from the shipyard between late 2007 and early 2010. These six product carriers have already been time chartered to customers for fixed periods ranging from 3-7 years, which can be further extended at the customer's option. We also have the opportunity to increase the size of our fleet through the exercise of options granted to us by OSG to:

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  purchase up to six newbuild ATBs, scheduled for delivery from Bender Shipbuilding & Repair Co., Inc. (Bender) between mid-2008 and late 2010; and

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  acquire the right to bareboat charter up to four newbuild product carriers from Aker, scheduled for delivery between late 2009 and early 2011.

        The options to purchase the ATBs from OSG and the rights to bareboat charter the newbuild product carriers from Aker will be exercisable prior to the first anniversary of the delivery of each vessel. The exercise of any of the options will be subject to the negotiation of a purchase price.

        The following chart details the potential growth of our fleet and its aggregate carrying capacity.

				After Scheduled Deliveries
	At IPO					Optional Product Carriers and Barges 2008–2011		Total
	Vessels(1)	Capacity (barrels)	Scheduled Deliveries 2007–2010	Vessels	Capacity (barrels)		Phase-out 2011–2013	Vessels	Capacity (barrels)
		(in thousands)			(in thousands)				(in thousands)
Product Carriers	10	3,140	6	16	5,084	4	(4)	16	5,056
ATBs(2)	7	1,618	—	8	1,790	6	—	14	3,701
CTBs(2)	1	172	—	0	—	—	—	0	—

Total Fleet	18	4,930	6	24	6,874	10	(4)	30	8,757

(1)
Does not include the five crude-oil tankers operated by ATC.

(2)
Bender is constructing for us two 8,000 horsepower tugs, each with its own ATB coupler system, that are scheduled for delivery in 2008 and 2009. The first tug will allow us to replace the only conventional tug in our fleet and allow us, after minor modifications to the barge, to convert our only CTB into an ATB. We will be responsible for all remaining payments due under the shipbuilding contracts, which we expect will be approximately $25 million.

        In 2006, approximately 73% of our pro forma revenues were from fixed-rate contracts, which includes time-charters, Contracts of Affreightment (COAs), and Consecutive Voyage Charters (CVCs), and the remaining 27% of our pro forma revenues were from single voyage contracts. While the term contracts for our initial fleet of 18 product carriers and barges have an original fixed term of between one and seven years and currently have an average of 1.4 years before they expire, many of our customers are seeking longer-term contracts. Time charters on the six newbuild product carriers that will be delivered to us between late 2007 and early 2010 have an average term of 3.7 years. We believe that our strong customer relationships provide a foundation for stable revenue and long term growth of our business.

Our Relationship with OSG

        One of our key strengths is our relationship with OSG, one of the world's leading energy transportation companies. OSG has been a publicly-listed company since 1970 and primarily provides ocean transportation for crude oil and refined petroleum products throughout the world. As of September 30, 2007, OSG owned or operated a fleet of 107 vessels, aggregating 11.9 million deadweight tons (dwt). OSG has granted us options to purchase up to six newbuild ATBs and to bareboat charter up to four newbuild Jones Act product carriers that are scheduled for delivery between 2008 and 2011. We intend to use the long-standing relationships between OSG and a number of leading integrated oil companies and independent refiners to arrange longer-term time charters for our product carriers and barges.

Industry Trends

        We believe the following industry trends are causing charter rates to rise and customers to seek longer-term charters:

  •
  Demand for product carriers and barges continues to be strong as a result of rising consumption of refined petroleum products in the United States. The Energy Information Administration of the U.S. Department of Energy (EIA) projects that demand for refined petroleum products in the United States will increase between 2006 and 2015 at a compounded annual growth rate of 1.1%. Waterborne transportation is the second largest component in the distribution system for refined petroleum products. Although pipelines are the largest component in this system, they do not reach all markets, many currently lack spare capacity to meet increased demand and they are not capable of transporting all types of refined petroleum products.

  •
  The major coastal refineries in the United States continue to implement plans for capacity expansions, which are expected to be online by 2010, to increase the output of those refineries by over one million barrels per day. As this output increases, the demand for both pipeline and waterborne transportation will increase.

  •
  Demand for Jones Act product carriers and barges continues to grow as a result of the retirement of vessels caused by the requirements of OPA 90 and the leading integrated oil companies and independent oil refineries are increasingly entering into longer-term charters to ensure they have adequate shipping capacity.

  •
  We believe that the high cost of constructing new Jones Act product carriers and barges will continue to limit the supply of new vessels, providing significant advantages to owners that have the financial resources to order new vessels.

Business Opportunities

        We believe that the following factors create opportunities for us to execute successfully our business plan and grow our business:

  •
  Growing Reliance on Waterborne Transportation Due to Increasing U.S. Refinery Capacity. According to the EIA, incremental expansions at Gulf Coast refineries are expected to increase production capacity by approximately 1.6 million barrels per day (bpd) by 2016, from their production capacity of approximately 8.1 million bpd in 2006. This represents an overall increase in daily Gulf Coast refining capacity of approximately 20%. According to Wilson Gillette, approximately 30% of all petroleum products refined in the United States in 2006 were transported by water and we believe that 30% of the incremental refined petroleum products resulting from incremental refinery capacity expansions in the Gulf Coast will be transported by water. See "The Jones Act Product Carrier and Barge Industry—Introduction." We also believe that the opportunities we have to increase the size of our fleet will give us the ability to increase our market share of these incremental waterborne movements.

  •
  Limited Supply of Jones Act Vessels. Assuming that older single hull vessels are not retrofitted with double hulls, the provisions of OPA 90 are expected to reduce the current supply of Jones Act vessels by approximately 37% by 2015, based on deadweight tonnage. See "The Jones Act Product Carrier and Barge Industry—Jones Act Product Carrier and Barge Fleet." Based upon barrel-carrying capacity, approximately 72% of our current fleet is double-hulled. We believe this will, combined with the double-hulled newbuild ATBs and product carriers that we have options to purchase and bareboat charter, give us a significant competitive advantage.

  •
  New Demand for Jones Act Vessels in Deepwater Gulf of Mexico. According to the EIA, deepwater Gulf of Mexico crude oil production is expected to increase from approximately 840,000 bpd in 2005 to approximately 2,000,000 bpd by 2015. We believe that this forecast growth in crude-oil production will create demand for vessels to carry crude oil from offshore oil fields to coastal refineries because pipelines may not be economically or technically feasible. If we exercise one or more of our options to purchase ATBs from OSG and bareboat charter product carriers from Aker, we may have the opportunity to develop a Jones Act shuttle business in the Gulf of Mexico.

Our Competitive Strengths

        We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

  •
  Number One Market Position. We are the leading transporter of refined petroleum products in the United States Jones Act trade and the largest provider, based on barrel-carrying capacity, of waterborne transportation services for refined petroleum products from Gulf Coast refineries to

    Florida. According to Wilson Gillette, this trade route represented approximately 51% of the total U.S. coastwise petroleum product transportation demand in 2006. We expect demand for waterborne transportation of refined petroleum products on this trade route to continue to grow in line with higher-than-average population growth in Florida. According to the Bureau of Economic Analysis of the U.S. Department of Commerce and the U.S. Census Bureau, the average GDP growth from 2000 to 2006 for Florida was 4.4% compared to the United States average of 2.5% and the population of Florida grew 13.2% between April 2000 and July 2006, compared to the United States growth rate over the same period of 6.4%. Because Florida has no interstate refined product pipelines or refineries and so long as none are built, waterborne transportation will continue to be the principal means of transporting refined petroleum products into the state.

  •
  Stable and Growing Cash Flows from Medium to Long-Term Charters. Of our 18 product carriers and barges currently in service, nine are performing under term contracts with durations of two to seven years. Of the remainder, four are employed under COAs or time charters with optional renewal features with charterers that have employed these vessels for periods of two years or more. The average remaining life of our term contracts is approximately 1.4 years. We currently have only one product carrier and one ATB currently trading on the spot market. Our six newbuild product carriers to be delivered by Aker between late 2007 and early 2010 are fixed on time charters with an average length of 3.7 years, which can be extended by the customer for up to an additional four years on average. As the supply of Jones Act vessels decreases due to OPA 90, we expect more customers to seek longer-term charters to secure shipping capacity.

  •
  Visible Growth Opportunities. Our initial fleet will consist of 18 vessels with an aggregate carrying capacity of 4.9 million barrels. Upon their delivery between late 2007 and early 2010, we will bareboat charter-in six newbuild product carriers, at which time we expect to have a fleet of 24 vessels with an aggregate carrying capacity of 6.9 million barrels. If we exercise all six of our options to purchase newbuild ATBs from OSG and all four of our options to bareboat charter two newbuild product carriers and two newbuild shuttle tankers from Aker between 2008 and 2011, our carrying capacity will increase to 8.8 million barrels, after planned retirement of four single-hull product carriers in the period from 2011 through 2013. We believe that employing a fleet of owned and bareboat chartered vessels provides us operational and financial flexibility because the chartered vessels require less capital than owned vessels.

  •
  Large, Versatile Fleet of Double-Hull Vessels. Of the 18 vessels in our initial fleet, 13 are double-hulled and one ATB is being retrofitted with a double hull. After delivery of the six newbuild product carriers from Aker, and assuming we exercise all six of our options with OSG to purchase ATBs to be constructed by Bender and all four of our options with OSG to bareboat charter two newbuild product carriers and two newbuild shuttle tankers from Aker, our fleet will be the largest, and among the youngest, in the Jones Act trade. Newer vessels are more fuel-efficient, cost-effective and environmentally sound than older vessels. We believe that employing a larger fleet consisting primarily of new double-hulled product carriers and ATBs allows us effectively to meet the requirements of various customers in a number of different markets and provides us with a significant competitive advantage.

  •
  Strong Long-term Relationships with High Quality Customers. Through our Predecessor, we have established long-term relationships with our customers by working closely with them to meet or exceed their expectations for service, safety and environmental compliance. The majority of our shipping revenues comes from large integrated oil companies and independent refiners such as Chevron Corporation, Sunoco, Inc., Marathon Oil Corporation, Valero Energy Corporation and Tesoro Corporation. We believe that our track record and performance have made us their provider of choice.

Our Business Strategies

        Our primary business objective is to continue to grow our distributable cash flow per unit by executing the following strategies:

  •
  Increase Market Share. We operate the largest fleet of U.S. flag product carriers and barges, based on barrel-carrying capacity, transporting refined petroleum products. Our bareboat charter of six newbuild product carriers from Aker and, assuming we exercise all of our options with OSG to bareboat charter two newbuild product carriers and two newbuild shuttle tankers from Aker and to purchase six newbuild ATBs to be constructed by Bender, will further strengthen our leading position in the Jones Act trade. We will continue to evaluate strategic acquisitions in order to meet the demand for U.S. flag vessels in a manner that will increase our distributable cash flow.

  •
  Capitalize on Relationship with OSG. We intend to use OSG's customer relationships with leading integrated oil companies and independent refiners to secure longer-term contracts for our vessels.

  •
  Generate Stable Cash Flows With High-Quality Charterers. Our customers are predominantly leading integrated oil companies and independent refiners. We believe that entering into medium to long-term charters with these customers will provide us with relatively stable cash flows.

  •
  Expand into Related Segments. We believe that our high-quality Jones Act vessels, our reputation for dependable service and our relationship with OSG will enable us expand into new segments, such as shuttle tankers in the Gulf of Mexico. In addition, three of the six newbuild ATBs that we have options to purchase from OSG are already chartered to Sunoco for lightering business in the Delaware Bay.

  •
  Emphasize Safety. We have an excellent vessel safety record and reputation for customer service and support. We believe that by maintaining a high standard for operational safety and environmental compliance, we will be able to maintain our leading market position.

  •
  Maintain Financial Strength and Flexibility. We intend to maintain financial strength and flexibility so as to enable us to pursue acquisition opportunities as they arise. We will have access to approximately $200 million under our new senior secured revolving credit facility for working capital and acquisitions, of which we anticipate approximately $149.0 million will be undrawn at completion of this offering.

Our Customers and Contracts

        The following table sets forth our top three customers and their respective percentages of our pro forma revenues for the year ended December 31, 2006:

Customer	% of Total 2006 Pro Forma Revenue
Chevron	17.3%
Sunoco	10.2%
Marathon	10.1%

        Chevron, Sunoco and Marathon have each been doing business with us or our Predecessor for more than 25 years and we also enjoy long relationships with many of our other customers.

        We transport crude oil and refined petroleum products for the leading integrated oil companies and independent refiners in accordance with the terms and conditions of a variety of maritime contracts, including fixed rate time charters, contracts of affreightment, consecutive-voyage charters and spot rate voyage charters. For 2006, approximately 73% of our pro forma revenues were from fixed rate contracts and the remaining 27% were from spot rate voyage charters. We allocate our contracts between fixed and spot in an effort to balance stable cash flows with the opportunity to maximize our earnings.

        We use the following four basic forms of maritime contract in performing services for our customers:

  •
  Time Charters. Time charters are typically used by customers who want the exclusive use of a particular vessel for a set period of time, often for one or more years. We generate revenue under time charters by charging the customer a daily rate for use of the vessel. We pay expenses related to a vessel's operation and maintenance as well as the cost of the crew, stores and spares. Unlike the other types of maritime contracts described below, all voyage costs, such as port charges and fuel, are directly passed through to the customer under time charters.

  •
  Contracts of Affreightment. Contracts of Affreightment (COAs) obligate us to transport certain volumes of product between specified points for a certain period of time, often with no designation of the specific vessel to be used. COAs give us greater flexibility in timing and scheduling our vessels, since no specific vessel designation is usually required. When choosing the vessel to perform the services, we take into account positioning and product carrying capacity.

  •
  Consecutive Voyage Charters. Consecutive Voyage Charters (CVCs) are contracts whereby a customer agrees to use a particular vessel for a certain period of time to transport volumes of product between specified points, at a rate that is determined on a delivered-barrel basis. We bear the risk of delays under CVCs.

  •
  Spot Voyage Charters. Spot Voyage Charters (SVCs) are single voyage charters that are contracted based on the current market rate. Spot voyage rates are more volatile than term rates for time charters and COAs. The charter revenue is based on a lump-sum fee to transport product from a load port to a discharge port. We bear the risk of waiting time and weather delays under SVCs.

Our COAs and CVCs contain clauses that take into account the effect of changes in fuel prices, which allows us to protect our margin against such changes.

Our Competition

        We face competition from other providers of transportation services who may be able to supply our customers with such services on a more competitive basis. We believe our competitors can be divided into the following categories:

  •
  Jones Act Product Carriers and Barges. Our most direct competitors are the other operators of Jones Act product carriers and barges. Because of the restrictions imposed by the Jones Act, a finite number of vessels are currently eligible to engage in U.S. coastwise petroleum transport. We believe that more Jones Act tonnage will be retired due to OPA 90 than will be added in the period after 2010.

  •
  Refined Product Pipelines. Existing refined product pipelines are the low cost provider of long-haul transportation of refined petroleum products. Other than the Colonial Pipeline system, which originates in Texas and terminates at New York Harbor, and the Plantation Pipeline, which originates in Louisiana and terminates in Washington, D.C., there are no pipelines carrying refined petroleum products to the major storage and distribution facilities we currently serve. We believe that high capital costs, tariff regulation and environmental opposition make it unlikely that a new refined product pipeline system will be built in the markets in which we operate in the near future and that it would take in excess of five years to obtain the necessary permits and complete construction of any new pipeline system.

Our Fleet

        Our fleet consists of 18 U.S. flag product carriers and barges composed of ten product carriers, seven ATBs and one CTB with an aggregate carrying capacity of approximately 4.9 million barrels.

        We have:

  •
  agreements to bareboat charter six newbuild product carriers from subsidiaries of Aker upon their delivery from the shipyard between late 2007 and early 2010;

  •
  options to purchase from OSG up to six newbuild ATBs, upon their delivery from Bender between mid-2008 and late 2010; and

  •
  options to acquire from OSG the right to bareboat charter up to four newbuild product carriers from Aker, upon their delivery from the shipyard between late 2009 and early 2011.

        If we purchase and bareboat charter all of these newbuild vessels, and after adjusting for the phase out of the four single-hull vessels, our fleet will increase from 18 to 30 product carriers and barges and our aggregate carrying capacity will increase from 4.9 million to 8.8 million barrels. We believe that employing a fleet consisting of product carriers and ATBs allows us effectively to meet the requirements of various customers in a number of different markets.

  Initial Fleet at Time of This Offering

        Of the 18 U.S. flag vessels in our initial fleet, 16 operate in the Jones Act trade and two product carriers operate in the international market and participate in the Maritime Security Program (see "—Maritime Security Program"). These two product carriers are not eligible to operate in the Jones Act trade because they were not built in the United States.

        The majority of our initial fleet is double-hulled in terms of barrel-carrying capacity and meets the requirements of OPA 90.

        The following table sets forth information concerning our initial fleet of ten product carriers, seven ATBs and one CTB:

		Cargo Capacity
Vessel Name	Year Built / Rebuilt			Owned / Bareboat-In Expiration		Charter-Out Expiration
		DWT	Barrels(1)		Charterer(2)
Single-hulled Product Carriers
Overseas Puget Sound	1983	50,861	356,000	Owned	Tesoro TC	Feb 2008(3)
Overseas New Orleans	1983	42,954	306,000	Oct 2011	CITGO TC	Jan 2008
Overseas Galena Bay	1982	50,116	356,000	Owned	SeaRiver TC	Nov 2009
Overseas Philadelphia	1982	43,387	306,000	Nov 2011	Morgan Stanley TC	Jan 2008
Double-hulled Product Carriers
Overseas Diligence	1977	39,732	269,000	Owned	SVC	—
Overseas Integrity	1975	39,948	269,000	Owned	Sunoco COA	June 2008
Overseas Maremar	1998	47,225	315,000	Owned	SVC/COA	Dec 2009
Overseas Luxmar	1998	45,999	315,000	Owned	SVC/COA	Dec 2009
Overseas Houston	2007	46,815	324,000	Feb 2014(3)	Shell TC	Mar 2010(3)
Overseas Long Beach	2007	46,817	324,000	Jun 2014(3)	BP TC	Jul 2014(3)
Double-hulled ATBs (Barge / Tug)
M 209 / Enterprise	1980 / 2005	25,321	206,000	Owned	Marathon TC	Nov 2008
OSG 214 / OSG Honour	1977 / 2004	25,860	207,000	Owned	Marathon TC	Nov 2008
M 254 / Intrepid	1970 / 2002	31,483	250,000	Owned	Valero TC	Aug 2010
M 252 / Navigator	1972 / 2002	31,605	250,000	Owned	Chevron CVC	June 2009
M 244 / Seafarer(5)	1971 / 2001	29,042	236,000	Owned	Chevron CVC	June 2009
OSG 242 / OSG Columbia	1981 / 2007	30,392	234,299	Owned	SVC	—
OSG 243 / OSG Independence(6)	1982 / Being Retrofitted	30,392	234,299	Owned	Being Retrofitted	N/A
Double-hulled CTBs (Barge / Tug)
M 192 / Freedom(7)	1979 / 1998	22,017	172,000	Owned	Sunoco TC	Mar 2008 (3)

(1)
Barrels at 98% capacity.

(2)
TC: Time Charter, COA: Contract of Affreightment, CVC: Consecutive Voyage Charter, SVC: Spot Voyage Charter.

(3)
Charter-Out expiration dates refer to end of the firm charter period. Charterer has option to extend for varying additional periods.

(4)
Bareboat-In expiration date shown is the expiration date of initial bareboat charter period (end of minimum commitment period). The term of each bareboat charter may be extended at our option for varying periods up to the entire useful life of the vessel.

(5)
Upon delivery of our new 8,000 horsepower tug OSG Endurance, we plan to sell Seafarer.

(6)
This ATB is currently undergoing expansion and conversion to double-hull configuration and is scheduled to re-enter service in early 2008.

(7)
Upon delivery of our new 8,000 horsepower tug OSG Courageous, we plan to sell Freedom.

  Newbuilds

        In connection with this offering OSG will contribute to us, without any further obligation to OSG, the membership interests in subsidiaries that have entered into bareboat charters for six Jones Act product carriers to be constructed by Aker Philadelphia Shipyard, Inc. (APSI), a subsidiary of Aker, and scheduled for delivery between late 2007 and early 2010, and subsidiaries that have entered into shipbuilding contracts with Bender for the construction of two tugs. With respect to the six product carriers we are committed to bareboat charter from Aker, we are only required to pay charter hire once the product carriers have been delivered. Please read "—Bareboat Charters from Aker of Our Newbuilds." With respect to the tugs we are committed to purchase, we will be responsible for all remaining payments due under the shipbuilding contracts, which we expect will be approximately $25 million.

        The following table sets forth information concerning the six newbuild product carriers to be constructed by Aker that we have agreed to bareboat charter from subsidiaries of Aker and two tugs under construction by Bender that we have agreed to acquire, which will replace two older tugs currently included in our initial fleet shown above.

		Cargo Capacity
Vessel Name	Expected Delivery Date			Owned / Bareboat-In Expiration		Charter-Out Expiration
		DWT	Barrels(1)		Charterer(2)
Double-hulled Product Carriers
Overseas Los Angeles	2007	46,000	324,000	Nov 2014(3)	BP TC	Nov 2014(4)
Overseas New York	2008	46,000	324,000	Apr 2015(3)	Shell TC	Apr 2011(4)
Overseas Texas City	2008	46,000	324,000	Sep 2015(3)	BP TC	Sep 2011(4)
Overseas Boston	2009	46,000	324,000	Jan 2014(3)	Tesoro TC	Jan 2012(2)
Overseas Nikiski	2009	46,000	324,000	May 2014(3)	Tesoro TC	May 2012(4)
Overseas Anacortes	2010	46,000	324,000	May 2015(3)	Tesoro TC	May 2013(4)
8,000 Horsepower Tugs
OSG Courageous	2008
OSG Endurance	2009

(1)
Barrels at 98% capacity.

(2)
TC: Time Charter, COA: Contract of Affreightment, CVC: Consecutive Voyage Charter, SVC: Spot Voyage Charter.

(3)
Bareboat-In expiration date shown is the expiration date of firm charter period (end of minimum commitment period). The term of each bareboat charter may be extended at our option for varying periods up to the entire useful life of the vessel.

(4)
Charter-Out expiration dates refer to end of the firm charter period. Charterer has option to extend for varying additional periods.

  Optional Vessels

        Pursuant to our omnibus agreement with OSG, we have options to purchase up to six newbuild ATBs scheduled for delivery from Bender between mid-2008 and late 2010 and to acquire from OSG the right to bareboat charter up to four newbuild product carriers from Aker, scheduled for delivery between late 2009 and early 2011. Please read "Certain Relationships and Related Party Transactions—Omnibus Agreement—Options to Acquire Additional Jones Act Product Carriers and Barges." The following table sets forth information concerning the six newbuild ATBs for which we have options to purchase and four newbuild product carriers for which we have options to bareboat charter:

	Cargo Capacity
Vessel Name			Scheduled Delivery		Owned/ Bareboat-In Expiration		Charter-Out Expiration
	DWT	Barrels(1)				Charterer(2)
Double-hulled Product Carriers
Overseas Chinook	46,000	324,000	2010	(3)	Sep 2019(4)	Petrobras TC	Jan 2015(5)
Overseas Martinez	46,000	324,000	2010		Jan 2015(4)	Tesoro TC	Jan 2013(5)
Overseas Cascade	46,000	324,000	2011	(3)	Nov 2020(4)	Petrobras TC	Mar 2015(5)
Overseas Tampa	46,000	324,000	2011		Mar 2021(4)	—	—
Double-hulled ATBs (Barge / Tug)
OSG 350 / OSG Vision	55,000	347,000	2008		Owned	Sunoco COA	Jun 2018
OSG 351 / OSG Quest	55,000	347,000	2008		Owned	Sunoco COA	Jun 2018
OSG 352 / OSG Horizon	55,000	347,000	2009		Owned	Sunoco COA	Jun 2018
OSG 296 / OSG Endeavor	48,000	290,000	2009		Owned	—	—
OSG 297 / OSG Mariner	48,000	290,000	2010		Owned	—	—
OSG 298 / OSG Discovery	48,000	290,000	2010		Owned	—	—

(1)
Barrels at 98% capacity.

(2)
TC: Time Charter, COA: Contract of Affreightment, CVC: Consecutive Voyage Charter, SVC: Spot Voyage Charter.

(3)
Scheduled delivery date shown is for the completion of the conversion of the product carrier to a shuttle tanker.

(4)
Bareboat-In expiration date shown is the expiration date of initial bareboat charter period (end of minimum commitment period). The term of each bareboat charter may be extended at our option for varying periods for up to the entire useful life of the vessel.

(5)
Charter-Out expiration dates refer to end of the firm charter period. Charterer has option to extend for varying additional periods.

Bareboat Charters from Aker of Our Newbuilds

  General

        We believe that employing a fleet of both owned and bareboat chartered vessels provides us operational and financial flexibility. Our vessels that are bareboat chartered provide us with several advantages including:

  •
  they do not require any initial capital investment and the bareboat hire payments commence only when the vessels have been delivered to us, thus allowing us to maintain a more conservative capital structure and to generate higher returns on capital for our unitholders;

  •
  they provide us with significant choices and flexibility through our unlimited options to extend the term of the charter;

  •
  they allow us to control the size of our fleet to optimize utilization of our vessels;

  •
  they provide us the opportunity to upgrade our fleet, as more technologically advanced vessels are constructed.

        In June 2005, OSG entered into bareboat charters for ten Jones Act product carriers to be constructed by APSI and scheduled for delivery between 2007 and 2010. In February 2007, OSG agreed in principle to bareboat charter up to six additional Jones Act product carriers scheduled for delivery between 2010 and 2011. In October 2007, OSG entered into bareboat charters for two additional vessels, the Overseas Cascade and the Overseas Chinook, and the prior agreement in principle for six additional vessels was terminated.

        Upon completion of construction, APSI will transfer the vessels to leasing subsidiaries of American Shipping Corporation, an affiliate of APSI, that have entered into bareboat charters for eight of the vessels to us and the remaining four vessels to OSG. We have options to acquire from OSG the right to bareboat charter up to all four of these remaining vessels.

  Terms of the Bareboat Charters

        Under these bareboat charters, we are required to pay charter hire on a "hell-or-high-water" basis. This means that, except in the case of an "Event of Loss" as defined in the bareboat charter, we will be required to pay the agreed bareboat charter hire whether or not the vessel is available to us for charter to our customers. We have also provided Aker a guaranty of the payment and performance of the obligations of our subsidiaries under the bareboat charters, other than any obligations relating to or arising in connection with any environmental laws or liabilities. Further, we have provided Aker with a limited indemnity of losses with respect to each of the vessels that our subsidiaries bareboat charter from Aker arising out of any environmental liability excluded from our guaranty if the losses arose from an incident not fully covered by insurance and the unavailability or insufficiency of insurance is determined to have occurred as a result of a breach by us of the provisions of the bareboat charter. Our indemnity is limited to an amount equal to the lesser of (1) the outstanding principal amount of Aker's loans solely attributable to the vessel and (2) a notional loan balance attributable to the vessel. In addition, we will be responsible for the cost of all operating costs, including the cost of repairs, maintenance, drydocking, spares, stores, hull and machinery insurance, war risk insurance and protection and indemnity insurance coverage for each vessel for the benefit of the owner and its lenders.

        For each of the vessels that we are committed to bareboat charter, we have the right to extend the initial five, seven or ten year term of the bareboat charter an unlimited number of times for periods of one, three or five years upon 12 months' advance notice, provided, however, that our right to a one-year extension may only be exercised once.

        In October 2007 we agreed to reimburse Aker for any increase in certain of their costs related to the financing of the vessels resulting solely from the assignment of the Aker bareboat charters to us, including, without limitation, any increased interest expense. We may reimburse Aker for these additional costs through an increase in charter hire.

        The bareboat charter rate for each option period is subject to increase based upon the increase, if any, in the interest rate payable by Aker on the related vessel debt above a stated amount.

  Profit Sharing

        We have time chartered out the vessels we have bareboat chartered-in from Aker to OSG Product Tankers, LLC, an entity that is indirectly owned by us and Aker. OSG Product Tankers, LLC has in turn time chartered the vessels to customers for fixed terms of between three and seven years, which terms can be further extended at the customer's option. If we exercise any of the options to acquire the right to bareboat charter up to two of the newbuild product carriers from Aker, we will similarly time charter out those vessels to OSG Product Tankers, LLC and up to two of the remaining newbuild product carriers to another newly formed entity that will be indirectly owned by us and Aker. The effect of this structure is to share profits between us and Aker at a rate of 51%/49%, respectively. The time charter hire paid by OSG Product Tankers, LLC to us is equal to the bareboat charter hire paid by us to Aker plus our cost of operating the vessels, plus a management fee and fixed charge payable to us. Profit is calculated as the difference between the time charter hire paid by customers to OSG Product Tankers, LLC and the time charter hire paid by OSG Product Tankers, LLC to us. We will account for any profit sharing paid by OSG Product Tankers, LLC to Aker as additional bareboat charter hire expense. The vessels that we bareboat charter-in from Aker will also be subject to the pooling agreement described below.

  Pooling Agreement

        We are party to a pooling agreement with OSG, OSGM and certain other subsidiaries of OSG under which the net revenues after expenses from all Jones Act product carriers owned or operated by OSG, us and certain other subsidiaries of OSG (collectively, the pool members) within the pool are allocated among pool members according to an agreed-upon formula. The formula gives effect to each product carrier's actual or estimated performance, taking into account factors such as carrying capacity, speed and fuel consumption, and the number of days that the vessel was available for employment during the relevant time period. The formula is subject to review and adjustment by the parties every six months.

        Only Jones Act-qualified product carriers engaged in the Jones Act trade are subject to the pooling agreement. Neither ATBs nor non-product carriers, including shuttle tankers, are or will be subject to the pooling agreement. Our product carriers that are subject to the pooling agreement are our four single-hull product carriers (the Overseas New Orleans, the Overseas Philadelphia, the Overseas Puget Sound and the Overseas Galena Bay), our two double-hulled product carriers (the Overseas Diligence and the Overseas Integrity), the eight newbuild product carriers that we have agreed to bareboat charter from Aker (two of which, the Overseas Houston and the Overseas Long Beach, have been delivered), and the two newbuild product carriers for which we have options to acquire the right to bareboat charter from Aker (the Overseas Martinez and the Overseas Tampa). However, under the terms of the pooling agreement not all of these product carriers participate in the vessel pool. Our four single-hull product carriers will join the pool upon completion of their existing charters (including any extension or renewal of such charters). The product carriers that we have agreed to bareboat charter from Aker, as well as the two newbuild product carriers for which we have options to acquire the right to bareboat charter from Aker, will join the pool upon their delivery. In addition, the Overseas Diligence does not currently participate in the vessel pool because it currently transports crude oil, but it would participate in the vessel pool if it were to transport refined petroleum products.

        The pooling arrangement was established to provide for the common marketing, commercial operation and employment of certain of our owned product carriers and the Aker product carriers we bareboat charter, thereby eliminating any conflict of interest that might arise from OSG's commercial management of the product carriers from which it earns all the profit and product carriers from which it shares the profit, such as the product carriers bareboat chartered from Aker. The pooling agreement does not have an established term of duration, but product carriers will cease to be subject to the agreement when it is no longer controlled by a pool member.

  Aker's Debt and Deferred Principal Obligation

        Under the bareboat charters for the first ten vessels ordered from Aker, the bareboat charterer has the right to help Aker improve the terms of its debt financing for the vessels, including without limitation, by reducing the interest rate or extending the principal amortization schedule and, if successful, to reap the benefit through a reduced bareboat charter rate during the initial five, seven or ten year term. If the bareboat charterer exercises an option to extend the term of the bareboat charter, the bareboat charterer has the right to help Aker again improve the terms of its debt financing for the vessels and, if successful, to reap the benefit through a reduced bareboat charter rate.

        To the extent that a longer principal amortization schedule results in an increased amount of debt outstanding at the end of the initial or optional terms, a Deferred Principal Obligation (DPO) is created in the form of an interest-bearing obligation to be amortized in equal quarterly installments over the remaining useful life of the vessel and added to the bareboat charter hire paid. Additional profit sharing earned by Aker will reduce the DPO dollar for dollar during the initial term of the bareboat charters. If the charterer fails to renew the bareboat charter, the remaining DPO becomes payable upon redelivery of the vessel.

        In August 2005, OSG assisted Aker with a financing of the first five vessels which gave rise to a DPO that accrues on a daily basis over the seven year initial term of the five charters to a maximum liability of $7 million per vessel, or $35 million in total. As a result of the assignment of these bareboat charters to us, we will pay the reduced bareboat rate and assume the DPO liability. If the charters are not extended, the liability is immediately payable upon redelivery of the vessels to Aker. If, on the other hand, the charters are extended, the liability is repaid over 18 years; but, if at any time during those 18 years the charters are discontinued, the remaining balance of the liability is immediately payable upon redelivery of the vessels. The DPO liability that accrues on each of the five vessels each year during the initial term is reduced by the increase in profit sharing paid by OSG Product Tankers, LLC to Aker resulting from the reduction in the bareboat rate. We will account for the DPO liability that accrues each year as additional bareboat charter hire expense.

Maritime Security Program (MSP)

        The Maritime Administration of the Department of Transportation administers the Maritime Security Program (MSP), which is intended to support the operation of up to 60 U.S. flag vessels in the foreign commerce of the United States to make available a fleet of active, commercially viable, privately owned vessels to the Department of Defense during times of war or national emergency.

        Payments are made under the MSP to vessel operators, including OSG and us, to help offset the high cost of employing a U.S. crew. These payments equal $2.6 million per ship per year for 2007 and 2008, $2.9 million per ship per year for 2009 through 2011 and $3.1 million per ship per year for 2012 through 2015.

        We own and operate two foreign-built product carriers, the Overseas Maremar and Overseas Luxmar, that are entered in the MSP. These two product carriers are not eligible to operate in the Jones Act trade because they were not built in the United States.

Management of Ship Operations, Administration and Safety

        OSG provides to us, through its subsidiary OSG Ship Management, Inc. (OSGM), expertise that allows for the safe, efficient and cost-effective operation for our vessels. Pursuant to a management agreement and an administrative services agreement to be entered into with OSGM in connection with the completion of this offering, we will have access to:

  •
  Human resources, financial and other administrative functions, including:

  •
  bookkeeping, audit and accounting services;

  •
  administrative and clerical services;

  •
  banking and financial services; and

  •
  client and investor relations services.

  •
  Technical and commercial management services including:

  •
  commercial management of our vessels;

  •
  vessel maintenance and crewing;

  •
  purchasing and insurance; and

  •
  shipyard supervision.

        For more information on the management and administrative services agreements we have with OSGM, please read "Certain Relationships and Related Party Transactions—Management Agreement" and "Certain Relationships and Related Party Transactions—Administrative Services Agreement."

Our Investment in Alaska Tanker Company, LLC

        We own a 37.5% interest in Alaska Tanker Company, LLC (ATC). ATC is a joint venture that was formed in 1999 by OSG, Keystone Shipping Company and BP Shipping USA to consolidate the management of BP's Alaskan crude oil shipping operations. As a result, ATC has the exclusive right to transport all of BP's Alaskan oil and natural gas. ATC currently bareboat charters and operates five crude-oil tankers that transport Alaskan crude oil for BP from the Trans Alaska Pipeline terminus in Valdez, Alaska to a number of refineries on the West Coast. Four of these vessels are 185,000 dwt "Alaska Class" tankers, which were purpose-built for the Alaska crude trade by NASSCO, a San Diego shipyard owned by General Dynamics Corporation, between 2004 and 2006. These four vessels have double-hulls and redundant propulsion and steering systems. ATC is time chartering these four vessels to BP until 2023. The fifth vessel is a double-hulled crude-oil tanker of 125,000 dwt that was built in 1979 and is subject to a time charter to BP expiring at the end of 2011.

        The time charter revenue ATC receives under each time charter is equal to the sum of:

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  the bareboat hire it pays to the vessel owner;

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  the actual vessel operating costs it incurs;

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  full reimbursement of actual overhead expenses as allocated on a per-vessel basis; and

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  incentive hire for the achievement of certain operational and safety benchmarks.

        The incentive hire earned by ATC effectively constitutes its net income and is distributed to its members, based upon their ownership interest in ATC, once a year in the first quarter of the subsequent year. The dividend paid to members in respect of the year ended December 31, 2006, was $18,159,823.

Fleet Maintenance

        OSGM will manage our fleet, which is required to comply with U.S. Coast Guard and American Bureau of Shipping (ABS) regulations and rules. The U.S. Coast Guard is responsible for flag-state control and has established minimum inspection and repair guidelines for U.S. flag vessels. We drydock our vessels twice every five years. Prior to each drydock, we develop an extensive repair and capital improvement plan and the vessel's shoreside management and crew are charged with executing the plan during the drydock. The U.S. Coast Guard and ABS complete standard inspections during each drydocking to insure that the vessel meets all regulatory requirements prior to issuing new certificates.

        OSGM uses a computerized preventative maintenance program that is based on original equipment manufacturer and industry-accepted standards to develop maintenance plans for our vessels based on input from the vessel crew and shoreside management. Our vessel crews perform regularly scheduled condition assessments and inspections which are documented and transmitted to shoreside staff to be used in developing maintenance schedules for our vessels. Work orders for vessel maintenance are generated, tracked and documented. The vessel captain and shoreside staff are responsible for ensuring that the vessel is properly maintained.

        OSGM is an ISO 9002 certified company that maintains a very extensive maintenance program based on manufacturers' recommendations, condition monitoring and inspection. The ISO process provides the necessary feedback to assure that corrective actions are taken when system weaknesses are found. OSGM's computerized maintenance system assures appropriate tracking of all maintenance requirements. These processes, combined with an experienced shore and ship staff, provide a solid foundation for long term vessel operations conducted in accordance with the highest standards.

        For main engine and generator maintenance, manufacturers' recommendations provide the basis of all inspections and repairs. In certain circumstances, the time periods recommended by the manufacturer may be extended to reflect more closely the actual performance of an engine. During each inspection of an engine, critical measurements are taken to determine the need for parts replacements and only manufacturer recommended spares are used. The engine governors are also overhauled on a schedule to reduce the likelihood of failure.

        Fuel analysis, vibration monitoring, lubrication oil testing and infrared inspection are the core components of our condition monitoring program. Each of these components provides information about the condition of each piece of machinery and allows intelligent maintenance decisions to be made to help to assure machinery reliability.

        Structural integrity and maintenance is accomplished by annual inspection of all tanks by vessel personnel while the vessel is operating. This is supplemented by inspections using structural and coating specialists employed by OSGM when the vessel is drydocked. These inspections are used for long range planning purposes to assure that all tank coatings are properly maintained to prevent excessive corrosion. If anodes are required, they are considered an integral part of our ballast tank coating systems and are monitored and maintained to minimize coating failure.

        To assure that the maintenance requirements as outlined above are properly implemented, formal reporting and tracking procedures (which are part of OSGM's computerized maintenance system) provide the shore staff with the necessary information to make informed decisions and assure compliance with this program. This system, combined with vessel visitations by our superintendents to confirm that our systems are being properly implemented, provides us with the assurance that the vessel can be maintained at a high state of operational readiness for many years.

Safety

  General

        OSGM is responsible for managing our health and safety programs. OSGM is committed to operating our vessels in a manner that protects the safety and health of our employees, the general public and the environment. Its primary goal is to minimize the number of safety and health related accidents involving our vessels and considerable effort is devoted to avoiding personal injuries and reducing occupational health hazards and preventing accidents that may cause damage to our personnel, equipment or the environment. OSGM is committed to reducing harmful emissions from our vessels and to the safe management of waste generated by cargo residues and tank cleaning.

        OSGM's policy is to follow all applicable laws and regulations and actively participate with government, trade organizations and the public in creating responsible laws, regulations and standards to safeguard the workplace, the community and the environment. OSGM identifies areas that may require special training, including new initiatives that are evolving within the industry. Its Marine Personnel department is responsible for all training, whether conducted in-house or at an independent training facility.

  Vessel Characteristics

        All of our vessels are subject to U.S. Coast Guard inspection and classification by the ABS. In addition, air quality regulations require our vessels to be fitted to prevent the release of any fumes or vapors into the atmosphere. Each of our product carriers and barges that transports refined petroleum products has been outfitted with a vapor recovery system that connects the cargo tanks to the shore terminal via pipe and hose to return to the plant the vapors generated while loading. Our product carriers and barges have alarms that indicate when the tank is full (98% of capacity) in order to alert the operator of the risk of overfilling one or more tanks.

  Safety Management Systems

        OSGM has developed and implemented a Safety Management System (SMS) for our entire fleet that incorporates the requirements of the International Safety Management (ISM) system and the American Waterways Operators Responsible Carrier Program. The SMS is designed to be a framework for continuously improving our operational and safety performance by incorporating industry best practices in the areas of management and administration and equipment and inspection. The program is designed to complement and expand on existing governmental regulations requiring, in many instances, that our safety and training standards exceed those required by federal law or regulation.

        All of our vessels are currently certified under the standards of the ISM system. The ISM standards were promulgated by the International Maritime Organization (IMO) several years ago and have been adopted through treaty by many IMO member countries, including the United States.

Major Oil Company Vetting Process

        Shipping, especially the carriage of crude oil and refined petroleum product carriers and barges operating in the Jones Act trade, has been, and will remain heavily regulated by the federal government, the IMO and classification societies such as ABS. Furthermore, concerns for the environment and public image have led the major oil companies to develop and implement a strict due diligence process when selecting their commercial shipping partners to ensure risk exposure is managed using pre-defined acceptance criteria. The vetting process has therefore evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel operator.

        While numerous factors are considered and evaluated prior to a commercial decision, major oil companies through their association, Oil Companies International Marine Forum (OCIMF), have developed and implemented two basic tools: a Ship Inspection Report Program (SIRE) and the Tanker Management & Self Assessment (TMSA) Program.

        The SIRE ship inspection process is based upon a thorough vessel inspection performed by accredited OCIMF inspectors, resulting in a report being generated and available for viewing by all OCIMF members. The report is an important element of the ship evaluation undertaken by any major oil company when a commercial need exists.

        The TMSA Program, a recent addition to the risk assessment tools used by major oil companies, is composed of a set of key performance indicators against which a tanker management company must self assess their compliance and submit the results to the major oil companies for their evaluation. The tanker management company is expected to develop a comprehensive plan for full compliance with both the key performance indicators and the best practices identified in the TMSA Program. Major oil companies will then use the submitted results as a baseline when performing management audits to determine if the tanker management company is in fact operating in accordance with expectations.

        Based upon commercial needs, there are three levels of assessment used by the major oil companies: (1) terminal use, which will clear a vessel to call at one of the major oil company's terminals; (2) voyage charter, which will clear the vessel for a single voyage; and (3) term charter, which will clear the vessel for use for an extended period of time. The depth, complexity and difficulty of each of these levels of assessment vary.

        While for the terminal use and voyage charter relationships a ship inspection and the operator's TMSA will be sufficient for the major oil company's assessment, a term charter relationship might also require a thorough office audit. The major oil company will then review SIRE reports and TMSA submissions, as well as the vessel's status with the U.S. Coast Guard and the ABS.

        OSG and OSGM have undergone and successfully completed numerous audits by major international oil companies in the past and we are well positioned to be a carrier of choice in the Jones Act trade.

Classification, Inspection and Certification

        In accordance with standard industry practice, all of our vessels have been certified as being "in-class" by ABS. ABS is one of several internationally recognized classification societies that inspect vessels at regularly scheduled intervals to ensure compliance with structural standards and certain applicable safety regulations. Most insurance underwriters require an "in-class" certification by a classification society before they will extend coverage to a coastwise vessel. The classification society certifies that the pertinent vessel has been built and maintained in accordance with the rules of the society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Inspections are conducted on our vessels by a surveyor of the classification society in three types of surveys of varying frequency and thoroughness: (1) annual surveys, (2) an intermediate survey every two to three years, and (3) a special survey every four to five years. As part of the intermediate survey, a vessel may be required to be drydocked every 24 to 30 months for inspection of its underwater parts and for any necessary repair work related to such inspection.

        Our vessels are also inspected at periodic intervals by the U.S. Coast Guard to ensure compliance with federal safety and security regulations. All of our vessels carry Certificates of Inspection issued by the U.S. Coast Guard.

        Our vessels and shoreside operations are also inspected and audited periodically by our customers, in some cases as a precondition to chartering our vessels. We maintain all necessary approvals required for our vessels to operate in their normal U.S. coastwise trade. We believe that the high quality of our vessels, our crews and our shoreside staff are advantages when competing against other vessel operators.

Insurance and Risk Management

        We believe that OSGM has arranged for adequate insurance coverage to protect against the accident-related risks involved in the conduct of our business and risks of liability for environmental damage and pollution, consistent with industry practice. We cannot assure you, however, that all risks are adequately insured against, that any particular claims will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

        Our hull and machinery insurance covers risks of actual or constructive loss from collision, fire, grounding, engine breakdown and other casualties up to an agreed value per vessel. Our war-risks insurance covers risks of confiscation, seizure, capture, vandalism, sabotage and other war-related risks. Our commercial loss-of-hire insurance policy covers us for loss of revenue during extended vessel off-hire periods due to casualties covered by our hull and machinery coverage. We believe that this type of coverage reduces our exposure to large drops in revenue due to catastrophic events.

        Our protection and indemnity insurance covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo, damage to third-party property, asbestos exposure and pollution arising from oil or other substances. Our current protection and indemnity insurance coverage for pollution is $1 billion per incident and is provided by the UK Club and GARD, each of which is a member of the International Group of P&I Clubs. The protection and indemnity mutual assurance associations that comprise the International Group of P&I Clubs insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each protection and indemnity association has capped its exposure to this pooling agreement at approximately $5.45 billion per non-pollution incident. As a member of the UK Club and GARD, we are subject to periodic assessments payable to the associations based on our claims record, as well as the claims record of all other members of the individual associations and members of the UK Club and GARD.

Regulation

        Our operations are subject to significant international, federal, state and local regulation, the principal provisions of which are described below.

  Coastwise Laws

        Our operations are conducted in the U.S. domestic trade and governed by the coastwise laws of the United States, which we refer to in this prospectus as the Jones Act. The Jones Act restricts marine transportation between points in the United States to vessels built in and documented under the laws of the United States (U.S. flag) and owned and manned by U.S. citizens. Generally, an entity is deemed a U.S. citizen for these purposes so long as:

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  it is organized under the laws of the United States or of a state;

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  its chief executive officer, by whatever title, its chairman of its board of directors and all persons authorized to act in the absence or disability of such persons are U.S. citizens;

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  no more than a minority of the number of its directors (or equivalent persons) necessary to constitute a quorum are non-U.S. citizens;

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  at least 75% of the stock or equity interest and voting power in the entity is beneficially owned by U.S. citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-U.S. citizens; and

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  in the case of a limited partnership, the general partner meets U.S. citizenship requirements for U.S. coastwise trade.

        Because we could lose our privilege of operating our vessels in the Jones Act trade if non-U.S. citizens were to own or control in excess of 25% of our outstanding partnership interests, our partnership agreement restricts foreign ownership and control of our partnership interests to not more than a fixed percentage (currently 15%), which is ten percentage points less than the percentage that would prevent us from being a U.S. citizen for purposes of the Jones Act.

        There have been repeated efforts to repeal or significantly change the Jones Act. In addition, the U.S. government recently granted limited short-term waivers to the Jones Act following Hurricanes Katrina and Rita, which allowed foreign vessels to operate in the Jones Act trade. Although we believe it is unlikely that the Jones Act will be substantially modified or repealed, there can be no assurance that Congress will not substantially modify or repeal such laws.

  Environmental

        Government environmental regulation significantly affects the ownership and operation of our vessels. Our vessels are subject to international conventions, federal, state and local laws and regulations relating to safety and health and environmental protection, including the generation, storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials. We have incurred, and will continue to incur, substantial costs to meet environmental requirements. Although we believe that we are in substantial compliance with applicable safety and health and environmental laws and regulations, we cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our vessels. The recent trend in environmental legislation is toward more stringent requirements and we believe this trend will continue. In addition, a future serious marine incident occurring in U.S. or international waters that results in significant oil pollution or otherwise causes significant environmental impact could result in additional legislation or regulation.

        Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels. While we believe that we have all permits, licenses and certificates necessary for the conduct of our operations, frequently changing and increasingly stringent requirements, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

        We maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our crews and officers, care for the environment and compliance with U.S. regulations. Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (U.S. Coast Guard or other port authorities), classification societies and charterers, particularly terminal operators and oil companies.

        We manage our exposure to losses from potential discharges of pollutants through the use of well maintained, managed and equipped vessels, a comprehensive safety and environmental program, including a maritime compliance program, and our insurance program. Moreover, we believe we will be able to accommodate reasonably foreseeable environmental regulatory changes. However, the risks of substantial costs, liabilities and penalties are inherent in marine operations, including potential criminal prosecution and civil penalties for discharge of pollutants. As a result, there can be no assurance that any new regulations or requirements or any discharge of pollutants by us will not have a material adverse effect on us.

        The Oil Pollution Act of 1990.    The Oil Pollution Act of 1990 (OPA 90) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all vessels trading in U.S. waters, including the exclusive economic zone extending 200 miles seaward. OPA 90 sets forth various technical and operating requirements for vessels operating in U.S. waters. In general, all newly-built or converted vessels carrying crude oil and petroleum-based products in U.S. waters must be built with double hulls. Existing single-hulled, double-sided or double-bottomed vessels must be phased out of service by 2015 based on their tonnage and age. Our double-hull ATBs were successfully rebuilt to comply with OPA 90 using OSG's patented double-hulling process. The majority of our current fleet is double-hulled in terms of barrel-carrying capacity. Our four non-double hull product carriers are due to be phased out under OPA 90 according to the following schedule:

Vessel Name	OPA 90 Retrofit/Phase-Out Date
Overseas Philadelphia	May, 2012
Overseas Galena Bay	October, 2012
Overseas Puget Sound	May, 2013
Overseas New Orleans	June, 2013

        Our bareboat charters for Overseas New Orleans and Overseas Philadelphia expire in October 2011 and November 2011, respectively, at which time we plan to return these product carriers to their owner because they are poor candidates for retrofitting due to their size and single-hull configuration. While the remaining two vessels, Overseas Puget Sound and Overseas Galena Bay, are better candidates for retrofitting because they are larger and have double-bottoms, we have not decided whether to double-hull these vessels. We will base our final decision on the cost of shipyard work for retrofitting these vessels, market conditions, charter rates, the availability and cost of financing and other customary factors governing investment decisions.

        Under OPA 90, owners or operators of vessels operating in U.S. waters must file vessel spill response plans with the U.S. Coast Guard and operate in compliance with these plans. These vessel response plans must, among other things:

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  address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources;

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  describe crew training and drills; and

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  identify a qualified individual with specific authority and responsibility to implement removal actions in the event of an oil spill.

        Our vessel response plans have been accepted by the U.S. Coast Guard and all of our vessel crew members and spill management team personnel have been trained to comply with these guidelines. In addition, we conduct regular oil-spill response drills in accordance with the guidelines set out in OPA 90. We believe that all of our vessels are in substantial compliance with OPA 90.

        Environmental Spill and Release Liability.    OPA 90 and various state laws have substantially increased the statutory liability of owners and operators of vessels for the discharge or substantial threat of a discharge of petroleum and the resulting damages, both as to the limits of liability and the scope of damages. OPA 90 imposes joint and several strict liability on responsible parties, including owners, operators and bareboat charterers, for all containment and clean-up costs and other damages arising from spills attributable to their vessels. A complete defense is available only when the responsible party establishes that it exercised due care and took precautions against foreseeable acts or omissions of third parties and when the spill is caused solely by an act of God, act of war (including civil war and insurrection) or a third party other than an employee or agent or party in a contractual relationship with the responsible party. These limited defenses may be lost if the responsible party fails to report the incident or reasonably cooperate with the appropriate authorities or refuses to comply with an order concerning clean-up activities. Even if the spill is caused solely by a third party, the owner or operator must pay removal costs and damage claims and then seek reimbursement from the third party or the trust fund established under OPA 90. Finally, in certain circumstances involving oil spills from vessels, OPA 90 and other environmental laws may impose criminal liability on personnel and the corporate entity.

        OPA 90 previously limited the liability of each responsible party for a product carrier or barge that is over 3,000 gross tons to the greater of $1,200 per gross ton or $10 million per discharge. However, amendments to OPA 90 signed into law on July 11, 2006 increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16 million per double-hull product carrier or barge that is over 3,000 gross tons. This limit does not apply where the spill is caused by gross negligence or willful misconduct of, or a violation of an applicable federal safety, construction or operating regulation by, a responsible party or its agent or employee or a person acting pursuant to a contractual relationship with the responsible party. The right to limitation will also be lost if the responsible party fails to report an oil spill, fails to cooperate with governmental authorities in spill removal efforts or fails to comply with a governmental spill removal order.

        In addition to removal costs, OPA 90 provides for recovery of damages, including:

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  natural resource damages and related assessment costs;

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  real and personal property damages;

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  net loss of taxes, royalties, rents, fees and other lost revenues;

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  net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards;

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  loss of profits or impairment of earning capacity due to the injury, destruction or loss of real property, personal property and natural resources; and

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  loss of subsistence use of natural resources.

        OPA 90 imposes financial responsibility requirements for petroleum product carriers and barges operating in U.S. waters and requires owners and operators of such vessels to establish and maintain with the U.S. Coast Guard evidence of their financial responsibility sufficient to meet their potential liabilities, as discussed below. Under the regulations, we may satisfy these requirements through evidence of insurance, a surety bond, a guarantee, letter of credit, qualification as a self-insurer or other evidence of financial responsibility. We have received certificates of financial responsibility from the U.S. Coast Guard for all of our vessels subject to this requirement.

        OPA 90 expressly provides that individual states are entitled to enforce their own pollution liability laws, even if imposing greater liability than OPA 90. There is no uniform liability scheme among the states. Some states have schemes similar to OPA 90 for limiting liability to various amounts, while some rely on common law fault-based remedies and others impose strict and/or unlimited liability on an owner or operator. Virtually all coastal states have enacted their own pollution prevention, liability and response laws, whether statutory or through court decisions, with many providing for some form of unlimited liability. We believe that the liability provisions of OPA 90 and similar state laws have greatly expanded potential liability in the event of an oil spill, even when the vessel owner or operator is not at fault. Some states have also established their own requirements for financial responsibility.

        We are also subject to potential liability arising under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), which applies to the discharge of hazardous substances (other than petroleum), whether on land or at sea. Specifically, CERCLA provides for liability of owners and operators of vessels for cleanup and removal of hazardous substances and provides for additional penalties in connection with environmental damage. Liability under CERCLA for releases of hazardous substances from vessels is limited to the greater of $300 per gross ton or $5 million per discharge unless attributable to willful misconduct or neglect, a violation of applicable standards or rules or upon failure to provide reasonable cooperation and assistance, in which case liability is unlimited. CERCLA liability for releases from facilities other than vessels is generally unlimited.

        We are required by the U.S. Coast Guard to show proof of insurance, surety bond, guarantee, letter of credit, self insurance or other evidence of financial responsibility to pay damages under OPA 90 and CERCLA in the amount of $1,500 per gross ton for vessels, consisting of the sum of the previous OPA 90 liability limit of $1,200 per gross ton and the CERCLA liability limit of $300 per gross ton. We have satisfied these requirements and obtained a U.S. Coast Guard certificate of financial responsibility for all of our vessels. The U.S. Coast Guard has indicated, however, that it intends to propose a rule that will increase the amount of required evidence of financial responsibility to $2,200 per gross ton, to reflect the increase in liability limits under OPA 90, as described above. In addition, OPA 90 and CERCLA each preserve the right to recover damages under other existing laws, including maritime tort law.

        Water Discharges.    The federal Water Pollution Control Act, also referred to as the Clean Water Act, prohibits the discharge of pollutants, including oil or hazardous substances, in U.S. navigable waters without a permit and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages relating to such discharges and complements the remedies available under the more recent OPA 90 and CERCLA, discussed above. The Environmental Protection Agency (EPA) historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements. However, on March 30, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008 and directing the EPA to develop a system for regulating all vessel discharges by that date. The EPA has appealed this decision. However, if the exemption is ultimately repealed, we would be subject to Clean Water Act permit requirements that could include ballast water treatment obligations, which would increase the cost of our operations. For example, this could require the installation of costly equipment on our vessels to treat ballast water before it is discharged, or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost.

        Solid Waste.    Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the federal Resource Conservation and Recovery Act (RCRA) and comparable state and local requirements. In August 1998, the EPA added four petroleum refining wastes to the list of RCRA hazardous wastes. In addition, in the course of our vessel operations, we engage contractors to remove and dispose of waste material, including tank residue. In the event that such waste is found to be "hazardous" under either RCRA or the Clean Water Act and is disposed of in violation of applicable law, we could be found jointly and severally liable for the cleanup costs and any resulting damages. Finally, the EPA does not currently classify "used oil" as "hazardous waste," provided certain recycling standards are met. However, some states in which we pick up or deliver cargo have classified "used oil" as "hazardous" under state laws patterned after RCRA. The cost of managing wastes generated by vessel operations has increased in recent years under stricter state and federal standards. Additionally, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we might still be liable for clean up costs under CERCLA or the equivalent state laws.

        Air Emissions.    The Clean Air Act of 1970 (CAA) as amended, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Each of our product carriers and barges operating in the transport of clean oil has been outfitted with a vapor recovery system that satisfies these requirements. In addition, in December 1999 the EPA issued a final rule regarding emissions standards for marine diesel engines. The final rule applies emissions standards to new engines beginning with the 2004 model year. In the preamble to the final rule, the EPA noted that it may revisit the application of emissions standards to rebuilt or remanufactured engines if the industry does not take steps to introduce new pollution control technologies. Finally, the EPA recently entered into a settlement that will expand this rulemaking to include certain large diesel engines not previously addressed in the final rule. Adoption of such standards could require modifications to some existing marine diesel engines and may require us to incur material capital expenditures.

        Lightering activities in Delaware are subject to Title V of the CAA. We are the only marine operator with a Title V permit to engage in lightering operations in Delaware. The State of Delaware is in non-compliance with EPA requirements for volatile organic compounds (VOCs) and we are the State of Delaware's largest single source of VOCs. The Delaware Department of Natural Resources and Environment Control (DNREC) is currently engaged in rulemaking to address emissions of VOCs from lightering operations and OSGM is working closely with DNREC to craft regulations that reduce emissions. In cooperation with DNREC, we have engaged in a pilot project involving vapor balancing between our product carrier Overseas Integrity and a "ship to be lightered." In addition, we continue to evaluate other vapor reduction techniques and OSG has incorporated vapor reduction technologies in the design of three new ATBs that we have the option to purchase.

        The CAA also requires states to draft State Implementation Plans (SIPs) designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Where states fail to present approvable SIPs or SIP revisions by certain statutory deadlines, the federal government is required to draft a Federal Implementation Plan. Several SIPs regulate emissions resulting from barge loading and degassing operations by requiring the installation of vapor control equipment. As stated above, our vessels are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based upon the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required as a result of the SIPs program.

        In addition, in September 1997 the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004 and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. We believe that all of our vessels are currently compliant in all material respects with these requirements. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions.

  Workplace Injury Liability

        The Supreme Court has ruled that application of state workers' compensation statutes to maritime workers is unconstitutional. Injuries to maritime workers are therefore covered by the Jones Act, a separate statute that regulates the U.S. coastwise trade. The Jones Act permits seamen to sue their employers for job-related injuries. In addition, seamen may sue for work-related injuries under the maritime law doctrine of unseaworthiness. Because we are not generally protected by the limits imposed by state workers' compensation statutes, we potentially have greater exposure for claims made by these employees as compared to employers whose employees are covered by state workers' compensation laws.

  Occupational Safety and Health Regulations

        Our vessel operations are subject to occupational safety and health regulations issued by the U.S. Coast Guard. These regulations currently require us to perform monitoring, medical testing and recordkeeping with respect to personnel engaged in the handling of the various cargoes transported by our vessels. We believe we are currently in compliance in all material respects with such occupational safety and health requirements.

  Security

        In 2002, Congress passed the Maritime Transportation Security Act of 2002 (MTS Act) which, together with the IMO's recent security proposals (collectively known as The International Ship and Port Security Code), requires specific security plans for our vessels and more rigorous crew identification requirements. We have implemented vessel security plans and procedures for each of our vessels pursuant to rules implementing the MTS Act issued by the U.S. Coast Guard. The U.S. Coast Guard has performed security audits on our entire fleet and each vessel was found to be in compliance with our security plans. The U.S. Coast Guard issued security certificates for each of our vessels, including our tugboats, even though the tugboats are not required to be certified under current regulations.

  Vessel Condition

        Our vessels are subject to periodic inspection and survey by, and the shipyard maintenance requirements of, the U.S. Coast Guard, ABS, or both. We believe we are currently in compliance in all material respects with the environmental and other laws and regulations, including health and safety requirements, to which our operations are subject. We are unaware of any pending or threatened litigation or other judicial, administrative or arbitration proceedings against us occasioned by any alleged non-compliance with such laws or regulations. The risks of substantial costs, liabilities and penalties are, however, inherent in marine operations, and there can be no assurance that significant costs, liabilities or penalties will not be incurred by or imposed on us in the future.

Properties

        Other than our vessels, we do not have any material property.

Legal Proceedings

        We are party to routine, marine related claims, lawsuits and labor arbitrations arising in the ordinary course of our business. The claims made in connection with our marine operations are covered by insurance, subject to applicable policy deductibles that are not material as to any type of insurance coverage. We provide on a current basis for amounts we expect to pay.

        On December 19, 2006, OSG and the U.S. Department of Justice reached a comprehensive settlement regarding violations concerning OSG's handling of waste oils and maintenance of books and records relating thereto stemming from an investigation that began in 2003. Under the settlement agreement, OSG agreed to plead guilty to a total of 33 counts, one of which concerned the improper discharge of oil in 2002 and the remainder of which concerned record-keeping violations, including making false statements, obstruction and conspiracy related to such record-keeping violations. The settlement also provided that OSG pay a fine in the amount of $27.8 million, pay $9.2 million to designated environmental community service programs and agree to an environmental compliance program, which is substantially the same as OSG's existing environmental management programs. The settlement was subject to the acceptance by federal courts in the District of Massachusetts and the Eastern District of Texas, and such courts accepted the settlement in March 2007 and June 2007, respectively. Pursuant to the settlement, OSG was placed on probation for a period of three years following the court's acceptance of the settlement.

MANAGEMENT

Management of OSG America L.P.

        OSG America LLC, our general partner, will manage our operations and activities. Unitholders will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.

        Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly nonrecourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it.

        At least three members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates and must meet the independence standards established by the New York Stock Exchange (NYSE) to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not to be a breach by our general partner of any duties it may owe us or our unitholders. Our initial conflicts committee will comprise the members of our audit committee and will be appointed upon or prior to the completion of this offering. For additional information about the conflicts committee, please read "Conflicts of Interest and Fiduciary Duties—Conflicts of Interest."

        In addition, our general partner will have an audit committee of at least three independent directors. The audit committee will, among other things, review our external financial reporting, engage our external auditors and oversee our internal audit activities and procedures and the adequacy of our internal accounting controls. Our general partner will also have a corporate governance committee, which will oversee corporate governance matters, director compensation and the compensation plan described below.

        The NYSE does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating/corporate governance committee. However, we intend to establish and maintain a corporate governance committee.

        The directors of our general partner oversee our operations. The day-to-day affairs of our business are managed by the officers of our general partner and key employees of certain of our operating subsidiaries. Employees of OSG Ship Management, Inc. (OSGM), a subsidiary of OSG, will provide assistance to us and our operating subsidiaries pursuant to services agreements. Please read "Certain Relationships and Related Party Transactions—Management Agreement" and "Certain Relationships and Related Party Transactions—Administrative Services Agreement."

        The President and Chief Executive Officer of our general partner, Jonathan P. Whitworth, will allocate his time between managing our business and affairs and the business and affairs of OSG. Mr. Whitworth is a Senior Vice President of OSG. The amount of time Mr. Whitworth will allocate between our business and the businesses of OSG will vary from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

        Please read "Certain Relationships and Related Party Transactions—Omnibus Agreement—Noncompetition."

        Officers of our general partner and those individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of OSG. Our general partner intends to seek to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Directors, Executive Officers and Key Employees

        The following table provides information about the directors, director nominees and executive officers of our general partner. Directors are elected for one-year terms.

Name	Age	Position
Morten Arntzen	52	Chairman of the Board
Jonathan P. Whitworth	40	President, Chief Executive Officer and Director
Myles R. Itkin	59	Chief Financial Officer and Director
Robert E. Johnston	59	Director
Kathleen C. Haines(1)	52	Director Nominee
James G. Dolphin(1)	40	Director Nominee
Steven T. Benz(1)	56	Director Nominee

(1)
Expected to be appointed as director upon consummation of this offering.

        The business address of Mr. Whitworth is Two Harbour Place, 302 Knights Run Avenue, Suite 1200, Tampa, Florida 33602. The business address of our other directors, director nominees and executive officers is 666 Third Avenue, 5th Floor, New York, New York 10017.

        Biographical information with respect to each of the directors, director nominees and executive officers of our general partner is set forth below.

        Morten Arntzen is Chairman of the Board of Directors of our general partner and has served as such since the inception of our general partner in May 2007. Mr. Arntzen has also served as President, Chief Executive Officer and a Director of OSG since January 2004. Prior to joining OSG, Mr. Arntzen was employed in various capacities by American Marine Advisors, Inc. (AMA), a U.S. based merchant banking firm specializing in the maritime industry, from 1997 to 2004, most recently serving as Chief Executive Officer. Prior to joining AMA, Mr. Arntzen ran the Global Transportation Group at Chase Manhattan Bank and held the same position at Chemical Bank before its merger with Chase. Mr. Arntzen set up and ran the Global Shipping Group for Manufacturing Hanover Trust Co. before its merger with Chemical Bank. Mr. Arntzen holds a Bachelor's degree from Ohio Wesleyan University and a Masters of International Affairs from Columbia University.

        Jonathan P. Whitworth is President, Chief Executive Officer and a Director of our general partner and has served as such since the inception of our general partner in May 2007. Mr Whitworth has also served as Senior Vice President and Head of U.S. Flag Strategic Business Unit of OSG since November 2006, which he joined in connection with OSG's acquisition of Maritrans Inc. Prior to joining OSG, Mr. Whitworth served as President and Chief Executive Officer of Maritrans Inc. from May 2004. Prior to joining Maritrans Inc., Mr. Whitworth served from 2000 to May 2004 as Managing Director of Teekay Shipping (USA), Inc., with responsibility for business development, customer relations and sales for North and South America. Mr. Whitworth holds a Chief Officer's license from the U.S. Coast Guard and sailed on U.S. flag tankers in the international trade before starting his shoreside career. Mr. Whitworth holds a Bachelor's degree from Texas A&M University at Galveston and an MBA from the University of North Texas.

        Myles R. Itkin is Chief Financial Officer and a Director of our general partner and has served as such since the inception of our general partner in May 2007. Mr. Itkin has also served since 2006 as Executive Vice President of OSG (Senior Vice President from 1995 through 2006) and since 1995 as Chief Financial Officer and Treasurer of OSG. Prior to joining OSG in 1995, Mr. Itkin was employed by Alliance Capital Management L.P. as Senior Vice President of Finance. Prior to that, he was Vice President of Finance at Northwest Airlines, Inc. Mr. Itkin is a member of the board of directors of the U.K. P&I Club and Danaos Corporation. Mr Itkin holds a Bachelor's degree from Cornell University and an MBA from New York University.

        Robert E. Johnston is a Director of our general partner and has served as such since the inception of our general partner in May 2007. Mr. Johnston has also served since September 2005 as Senior Vice President and Head of Shipping Operations of OSG, with responsibility for all technical management of OSG's international flag and U.S. flag fleets. Prior to that, Capt. Johnston served as Senior Vice President and Chief Commercial Officer of OSG since October 1998. Capt. Johnston served in a number of shoreside positions in OSG's U.S. flag operations department from 1976 to 1998, including Vice President of U.S. Operations, with responsibility for the operation of OSG's U.S. flag fleet. Capt. Johnston sailed as a licensed officer, including as Master, aboard a number of OSG's U.S. flag vessels from 1969 to 1976. Capt. Johnston holds a Bachelor of Science degree in Marine Transportation from the State University of New York's Maritime College and is a graduate of the executive program at Dartmouth University's Tuck Business School.

        Kathleen C. Haines agreed to join the Board of Directors of our general partner prior to the completion of this offering. Ms. Haines will chair our audit committee and serve on our conflicts committee and our corporate governance committee. Ms. Haines currently serves as Chief Executive Officer of the transition company created following the sale of OMI Corporation (OMI), a $2.2 billion (assets) U.S.-based international shipping company. During her 18 year tenure at OMI, Ms. Haines served as Senior Vice President, Chief Financial Officer and Treasurer since August 2000. Prior to joining OMI, Ms. Haines served as Controller and Senior Vice President of Riverside National Bank, an entity formed by Texas National Bank, where she was Vice President and Controller. Prior to that, Ms. Haines was with KPMG Peat Marwick LLP. Ms. Haines is a member of the American Institute of Certified Public Accountants and holds a BBA in Accounting from Texas Tech University.

        James G. Dolphin agreed to join the Board of Directors of our general partner prior to the completion of this offering. Mr. Dolphin will chair our conflicts committee and serve on our corporate governance committee and audit committee. Mr. Dolphin is Managing Director and President of AMA Capital Partners LLC (AMA), a New York based boutique merchant bank focused on the transportation industry. Mr. Dolphin concentrates on mergers and acquisitions and strategic advisory work at AMA and also serves on the investment committees of the firm's private equity funds. He was involved in the creation of Oceania Cruises and served on its board, audit committee and executive committee for four years until its sale to the private equity firm Apollo. Prior to joining AMA, Mr. Dolphin was a Principal in the management consulting firm Booz Allen Hamilton, leading the global maritime practice. He has served a wide range of clients, including large independent ship owners, liner companies, oil majors and other global resource companies, railroads, ports and maritime service companies. Mr. Dolphin previously worked as a commercial banker specializing in shipping and holds a BA from Rice University. He is also a member of the Board of Trustees of The Seamen's Church Institute.

        Steven T. Benz agreed to join the Board of Directors of our general partner prior to the completion of this offering. Mr. Benz will chair our corporate governance committee and serve on our conflicts committee and audit committee. Mr. Benz is Chief Executive Officer and President of Marine Spill Response Corporation (MSRC) a $450 million (assets) not-for-profit environmental company dedicated to the cleanup of petroleum and chemical spills by marine transportation companies. Prior to joining MSRC as Chief Executive Officer 12 years ago, Mr. Benz held various management positions in exploration, production, refining and marketing at British Petroleum, including President of BP Shipping USA, Vice President of BP Trading and Transportation and Director of Corporate Planning for BP America. Mr. Benz began his career as an engineer for Diamond Shamrock Corporation and holds a BA in Chemical Engineering from Case Western Reserve University and a Master of Management degree through the Sloan Fellow program from Stanford University Graduate School of Business.

Reimbursement of Expenses of Our General Partner

        Our general partner will not receive any management fee or other compensation for managing our operations and activities. Our general partner and its other affiliates will be reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner.

Executive Compensation

        We and our general partner were formed in May 2007. Our general partner has neither paid any compensation to its directors or officers nor accrued any obligations with respect to management incentive or retirement benefits for its directors and officers prior to this offering. Because our Chairman, Mr. Arntzen, our President and Chief Executive Officer, Mr. Whitworth, and our Chief Financial Officer, Mr. Itkin, are employees of OSG, their compensation will be set and paid by OSG and we will reimburse OSG for the time they spend on partnership matters. Officers and employees of our general partner or its affiliates may participate in employee benefit plans and arrangements sponsored by OSG, our general partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

        Officers of our general partner or OSG who also serve as directors of our general partner will not receive additional compensation for their service as directors. We expect non-management directors will each receive a director fee of $30,000 per year, as well as a grant of 750 common units in connection with the completion of this offering, which will vest ratably over three years. Members of the audit, conflicts and corporate governance committees each will receive a committee fee of $5,000 per year per committee, and the chair of each of these committees is expected to receive an additional fee of $5,000 per year for serving in that role. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director.

Long-Term Incentive Plan

        Prior to completion of this offering, the board of directors of our general partner expects to adopt the OSG America L.P. 2007 Omnibus Incentive Compensation Plan (the Plan), pursuant to which directors, officers, employees and consultants of ours and our affiliates, including OSG and our general partner, who perform services for us will be eligible to receive awards based on, or related to, our common units (units). The following description of the Plan is not complete and is qualified by reference to the full text of the Plan, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

        We anticipate that the Plan will be administered by the board of directors of our general partner (the Board), which will also interpret the Plan and establish rules and regulations for its administration. The Board may also designate a committee thereof to administer the Plan and to establish rules and regulations for its administration. The Plan will limit the aggregate number of units that may be delivered pursuant to awards to 250,000 units.

        The Plan will permit the grant of various types of awards as determined by the Board in its sole discretion, including options, unit appreciation rights, restricted units, restricted unit awards, performance units, cash incentive awards and any other equity-based or equity-related awards. The Board will have full power and authority to determine when and to whom awards will be granted and the amount, form of payment and other terms and conditions of each award, consistent with the terms of the Plan. Awards may vary between individuals, between classes of individuals, by year or on any other basis the Board determines to be appropriate. Awards may be granted in tandem with other awards, and will be evidenced by specific award agreements. Subject to the final provisions of the Plan, the Board may amend or waive the terms and conditions, or accelerate exercisability, of any outstanding award, except that any amendment or waiver that would materially and adversely impair the rights of any holder of an outstanding award will require the consent of the holder.

        Under the Plan, the Board will be permitted and authorized to make awards that are denominated or payable in, valued by reference to, or otherwise based on or related to our units, including the following:

        Unit Options.    The holder of an option will be entitled to purchase a number of units in the future at a specified exercise price per unit (which will not be less than the fair market value of a unit on the date of grant of the option, unless otherwise provided) in such a manner and subject to such terms and conditions as shall be determined by the Board. The units subject to each option will generally vest in one or more installments over a specified period of service measured from the grant date of the option. Except as otherwise provided by the award agreement, options will vest with respect to one-third of the units on each of the first three anniversaries of the date of grant. Options will not be exercisable after the tenth anniversary of the date of grant.

        Unit Appreciation Rights.    A unit appreciation right is an award that, upon exercise, entitles the holder to receive all or part of the excess of the fair market value of a unit on the exercise date over the exercise price established for the unit appreciation right. The exercise price per unit of unit appreciation right will not be less than the fair market value of a unit on the date of grant of the unit appreciation right, unless otherwise provided. Such excess may be paid in units, cash, other property or a combination thereof, as determined by the Board in its discretion. Unit appreciation rights vest and become exercisable in accordance with a vesting schedule established by the Board.

        Restricted Units and RUAs.    A restricted unit is a unit that vests over a period of time and that during such time is subject to forfeiture. An RUA represents an unfunded and unsecured promise to deliver units, cash, other property or a combination thereof in accordance with the terms of the applicable award agreement. In general, restricted units and RUAs may not be sold, assigned, transferred, pledged or otherwise encumbered. The Board will determine the period over which restricted units (and distributions related to such restricted units) and RUAs granted to eligible persons will vest and may, for example, base its determination upon the achievement of specified financial objectives.

        Performance Units.    Performance units give participants the right to receive payments in units, cash, other property or a combination thereof based solely upon the achievement of certain performance goals during a specified performance period. Subject to the terms of the Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award and any other terms and conditions of any performance award is determined by the Board.

        Unit Grants.    Units may be granted that vest in the grantee immediately upon issuance, subject to any terms and conditions as may be determined by the Board and any limitations under the Plan.

        Cash Incentive Awards.    A cash incentive award is an award payable to a participant in cash upon the attainment of performance goals established by the Board.

        Subject to any applicable law, government regulation and the rules of the New York Stock Exchange, the Board will have the right at any time to amend, modify or terminate the Plan, or any part of the Plan, from time to time, without unitholder approval; provided, however, that unitholder approval shall be required for any amendment that would, subject to certain exceptions:

  •
  increase the maximum number of units for which awards may be granted under the Plan;

  •
  decrease the exercise price of any option or unit appreciation right that, at the time of such decrease, has an exercise price that is greater than the then current fair market value of a unit or cancel, in exchange for cash or any other award, any such award; or

  •
  change the class of employees or other individuals eligible to participate in the Plan.

No modification, amendment or termination of the Plan may be made that would materially and adversely affect the rights of any participant that has been granted awards under the Plan, without the consent of such participant, unless otherwise provided by the Board in the applicable award agreement.

        In addition, the Board may at any time amend or terminate any outstanding award without approval of a participant; provided, however, that no such amendment or termination may be made that would materially and adversely impair the rights of any participant or holder of any award, without the consent of the participant or holder.

        Any units subject to any award that expires or is terminated, cancelled or forfeited without the delivery of units will be available for future awards under the Plan. The units issuable under the Plan may be units issued by us, acquired by us on the open market, acquired by us from any other person, or a combination of the foregoing.

        The Board may make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or non-recurring events affecting us or our affiliates. In addition, unless otherwise provided for in the applicable award agreement, in the event of a change of control (unless provision is made in connection with the change of control for the assumption or substitution of outstanding awards), all outstanding awards shall immediately vest and be deemed exercisable and all restrictions shall lapse as of immediately prior to such change of control. The acceleration of vesting in the event of a change in control may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of us.

        Unless earlier discontinued or terminated by the Board, the Plan will expire on the tenth anniversary of its date of adoption. No awards may be made after that date. However, unless otherwise expressly provided in an applicable award agreement, any award granted under the Plan prior to expiration may extend beyond the end of such period through the award's normal expiration date.

        Except for the grant of an aggregate of 2,250 units to the non-management directors of our general partner, subject to vesting conditions, in connection with the completion of this offering, we do not expect to make any other awards under the Plan in the immediate future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the beneficial ownership of units of OSG America Partners L.P. that will be outstanding upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by each of the directors, director nominees and executive officers of our general partner, and by all directors, director nominees and the executive officers of our general partner as a group. The address for all beneficial owners is 666 Third Avenue, 5th Floor, New York, New York 10017, except for Mr. Whitworth, whose address is Two Harbour Place, 302 Knights Run Avenue, Suite 1200, Tampa, Florida 33602.

Name of Beneficial Owner	Common Units	% of Common Units	Subordinated Units	% of Subordinated Units	% of Total Common and Subordinated Units
Overseas Shipholding Group, Inc.(1)(2)(3)	7,500,000	50.0	15,000,000	100.0	75.0%
Morten Arntzen	0	0.0	0	0.0	0.0
Jonathan P. Whitworth	0	0.0	0	0.0	0.0
Myles R. Itkin	0	0.0	0	0.0	0.0
Robert E. Johnston	0	0.0	0	0.0	0.0
Kathleen C. Haines	0	0.0	0	0.0	0.0
James G. Dolphin	0	0.0	0	0.0	0.0
Steven T. Benz	0	0.0	0	0.0	0.0
All executive officers, directors and director nominees as a group (7 persons)(4)	0	0.0	0	0.0	0.0

*
Less than 1%

(1)
Overseas Shipholding Group, Inc., or OSG, is the ultimate parent company of OSG Bulk Ships, Inc., OSGAMLP One Percent Interest Corporation and OSG Ship Management, Inc. and therefore may be deemed to beneficially own the 7,500,000 common units and 15,000,000 subordinated units, in aggregate, to be held by OSG Bulk Ships, Inc., OSGAMLP One Percent Interest Corporation and OSG Ship Management, Inc.

(2)
Excludes the 2% general partner interest held by our general partner, a wholly-owned subsidiary of OSG.

(3)
If the underwriters exercise their over-allotment option in full, OSG's percentage of common units to be beneficially-owned will decrease to 42.5% and its percentage of total common and subordinated units to be beneficially-owned will decrease to 71.3%.

(4)
Excludes units owned by OSG, on the board of which serves a director of our general partner, Morten Arntzen. In addition Jonathan P. Whitworth, our general partner's Chief Executive Officer, President and a Director, is OSG's Senior Vice President and Head of U.S. Flag Strategic Business Unit, Myles R. Itkin, our general partner's Chief Financial Officer and a Director, is OSG's Executive Vice President, Chief Financial Officer and Treasurer and Robert E. Johnston, a Director of our general partner, is Senior Vice President and Head of Shipping Operations of OSG.

        The following table sets forth, as of September 21, 2007, the number of shares of common stock of OSG, the ultimate parent company of our general partner, owned by each of the directors, director nominees and executive officers of our general partner and all directors, director nominees and executive officers of our general partner as a group.

Name of Beneficial Owner	Shares of Common Stock	% of Common Stock
Morten Arntzen(1)	239,634	*
Jonathan P. Whitworth	4,543	*
Myles R. Itkin(2)	27,308	*
Robert E. Johnston(3)	26,855	*
Kathleen C. Haines	0	0.0
James G. Dolphin	0	0.0
Steven T. Benz	0	0.0

All executive officers, directors and director nominees as a group (7 persons)	298,340	*

*
Less than 1%

(1)
Includes 123,531 shares of common stock issuable upon exercise of stock options.

(2)
Includes 10,594 shares of common stock issuable upon the exercise of stock options.

(3)
Includes 8,709 shares of common stock issuable upon the exercise of stock options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        After completion of this offering, OSG, the owner of our general partner, will own 7,500,000 common units and 15,000,000 subordinated units, representing a 73.5% limited partner interest in us (assuming no exercise of the underwriters' over-allotment option). In addition, our general partner, a wholly owned subsidiary of OSG, will own a 2% general partner interest in us and all of the incentive distribution rights.

Distributions and Payments to our General Partner and Its Affiliates

        The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arms'-length negotiations.

Formation Stage
The consideration received by our general partner and its affiliates for the contribution to us of the capital stock of subsidiaries that own or operate vessels	• • • • •
7,500,000 common units;
15,000,000 subordinated units;
2% general partner interest in us;
the incentive distribution rights; and
approximately $136.5 million in cash (assuming no exercise of the underwriters' over-allotment option).
Please read "Summary—The Transactions" for further information about our formation and assets contributed to us in connection with the completion of this offering.

The common units and subordinated units owned by OSG after giving effect to this offering represent a 73.5% limited partner interest in us, assuming no exercise of the underwriters' over-allotment option, which gives it the ability to control the outcome of unitholder votes on certain matters. For more information, please read "The Partnership Agreement—Voting Rights" and "The Partnership Agreement—Amendment of the Partnership Agreement."
Operational Stage
Distributions of available cash to our general partner and its affiliates

We will generally make cash distributions 98% to unitholders (including OSG, the owner of our general partner and the holder of 7,500,000 common units and 15,000,000 subordinated units) and will make the remaining 2% to our general partner.

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner, as the holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target level. Please read "How We Make Cash Distributions—Incentive Distribution Rights" for more information regarding the incentive distribution rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, but no distributions in excess of the full minimum quarterly distribution, our general partner would receive an annual distribution of approximately $0.9 million on its 2% general partner interest and OSG would receive an annual distribution of approximately $33.8 million on its common units and subordinated units.
Payments to our general partner and its affiliates

Our general partner will not receive a management fee or other compensation for the management of our partnership. Our general partner and its other affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, we and certain of our operating subsidiaries will (and any of our future operating subsidiaries may) pay fees to certain subsidiaries of OSG for strategic consulting, advisory, ship management, technical and administrative services. Our general partner will determine the amount of these reimbursable expenses and will negotiate these fees. Please read "—Omnibus Agreement" and "—Administrative Services Agreement" and "—Management Agreement."
Withdrawal or removal of our general partner

If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Partnership Agreement—Withdrawal or Removal of our General Partner."
Liquidation Stage
Liquidation
Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions as described in "The Partnership Agreement—Liquidation and Distribution of Proceeds."

Agreements Governing the Transactions

        We, our general partner, our operating companies and other parties have entered into, or will enter into, various documents and agreements that will effect the transactions relating to our formation and this offering, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries and the application of the proceeds of this offering. These agreements will not be the result of arms'-length negotiations and they, or any of the transactions that they provide for, may not be effected on terms as favorable to us as could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with vesting assets in our subsidiaries, will be paid from the proceeds of this offering.

        We do not have any policies or procedures for the review, approval or ratification of related party transactions, including transactions between us and OSG, its affiliates or executive officers or directors of our general partner. The board of directors of our general partner may adopt such policies and procedures after the completion of this offering. For information regarding potential conflicts of interest and the resolution of such conflicts under our partnership agreement, please read "Conflicts of Interest and Fiduciary Duties."

Omnibus Agreement

        Upon the completion of this offering, we will enter into an omnibus agreement with OSG and our general partner. The following discussion describes provisions of the omnibus agreement.

  Noncompetition

        Under the omnibus agreement, OSG will agree, and will cause its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to engage in or acquire or invest in any business that provides marine transportation, distribution and logistics services in connection with the transportation of crude oil and refined petroleum products by water between points in the United States to which the U.S. coastwise laws apply, to the extent such business generates qualifying income for federal income tax purposes. This restriction will not prevent OSG or any of its controlled affiliates (other than us and our subsidiaries) from:

  •
  engaging in, or acquiring or investing in any business with the approval of the conflicts committee of our general partner;

  •
  continuing any business conducted by OSG or any of its subsidiaries at the completion of this offering;

  •
  owning, operating or chartering any Jones Act product carriers and barges acquired after completion of this offering if OSG has first offered us the opportunity to acquire such Jones Act product carriers and barges and related charters, subject to negotiation of a purchase price, and our general partner, with the approval of the conflicts committee, has elected not to acquire such Jones Act product carriers and barges;

  •
  entering into any arrangement for the construction of newbuild Jones Act product carriers and barges and chartering such newbuild Jones Act product carriers and barges to a third party not affiliated with OSG and, upon delivery of any such Jones Act tank vessel, owning, operating or chartering such Jones Act tank vessel. However, at least 180 days prior to the scheduled delivery date of any such Jones Act tank vessel, OSG must offer to transfer such Jones Act tank vessel and related charters to us, subject to negotiation of a purchase price;

  •
  owning, operating or chartering any Jones Act product carriers and barges that relate to a bid or award for a proposed Jones Act project that OSG or any of its subsidiaries has submitted or hereafter submits or receives. However, at least 180 days prior to the scheduled delivery date of any such Jones Act product carrier and/or barge, OSG must offer to transfer such Jones Act product carrier and/or barge and related charters to us, subject to negotiation of a purchase price;

  •
  owning, operating or chartering Jones Act product carriers and barges subject to the offers to us described in the immediately preceding three paragraphs pending our general partner's determination whether to accept such offers and pending the closing of any offers we accept;

  •
  acquiring, operating or chartering Jones Act product carriers and barges and related charters if our general partner has previously advised OSG that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate such Jones Act product carriers and barges and related charters;

  •
  providing ship management services for Jones Act product carriers and barges; or

  •
  acquiring up to a 9.9% equity ownership, voting or profit participation interest in any publicly-traded company that engages in, acquires or invests in any business that owns, operates or charters Jones Act product carriers and barges.

        If OSG or any of its controlled affiliates (other than us or our subsidiaries) owns, operates or charters Jones Act product carriers and barges pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

        If OSG or its affiliates no longer control our general partner or there is a change of control of OSG, our general partner or OSG, respectively, may terminate the noncompetition provisions of the omnibus agreement.

  Options to Acquire Additional Jones Act Product Carriers and Barges

        Under the omnibus agreement, OSG will grant to us options to purchase up to six newbuild articulated tug barges (ATBs) scheduled for delivery from Bender between early 2008 and late 2010 and to acquire from OSG the right to bareboat charter up to four newbuild product carriers from Aker, scheduled for delivery between 2009 and 2011. The options with respect to the purchase of ATBs and the rights to bareboat charter newbuild product carriers will be exercisable prior to the first anniversary of the delivery of each vessel. The exercise of any of the options will be subject to the negotiation of the terms and conditions of transfer and the purchase price.

        The purchase price would be determined according to a process in which, within 45 days after our notification that we wish to exercise the option, OSG would propose to our general partner the terms on which it would be willing to transfer the relevant vessel(s) to us. Within 45 days after receiving OSG's proposed terms, we would propose a purchase price, which may be any combination of cash and outstanding partnership units for the vessel(s). If we and OSG cannot agree on a purchase price after negotiating in good faith for 50 days, then we and OSG will negotiate in good faith for a further 10-day period to agree on a cash-only purchase price for the vessel(s). If we and OSG cannot agree on a cash only purchase price after negotiating in good faith for 10 days, OSG would have the right to seek an alternative purchaser willing to pay at least 101% of the purchase price we proposed. If an alternative transaction on such terms has not been consummated within six months, we would have the right for 45 days to purchase the vessel(s) at the price we originally proposed.

        To fund the exercise of an option, we would be required to use cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions. Incurring additional debt may significantly increase our interest expense and financial leverage and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our minimum quarterly distribution to unitholders.

  Rights of First Offer on Jones Act Vessels

        Under the omnibus agreement, we will grant to OSG a right of first offer on any proposed sale, transfer or other disposition of any of our Jones Act product carriers and barges owned, operated or chartered by us or any of our subsidiaries, whether or not such vessels were acquired pursuant to the terms of the omnibus agreement or otherwise. Likewise, OSG will agree to grant a similar right of first offer to us for any Jones Act product carriers and barges it or its subsidiaries (other than us or our subsidiaries) might own from time to time. These rights of first offer will not apply to a sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party.

        Prior to engaging in any negotiation regarding any vessel disposition we or OSG, as the case may be, will deliver a written notice to the other party setting forth the material terms and conditions of the proposed transaction. During the 60-day period after the delivery of such notice, we and OSG will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 60-day period, we or OSG, as the case may be, will be able within the next 180 days to sell, transfer or dispose of the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or OSG, as the case may be, than those offered pursuant to the written notice.

        If OSG or its affiliates no longer control our general partner or there is a change of control of OSG, our general partner or OSG, respectively, may terminate these rights of first offer provisions of the omnibus agreement.

  Indemnification

        Under the omnibus agreement, OSG will indemnify us after the completion of this offering for a period of five years against certain environmental and toxic tort liabilities to the extent arising prior to the completion date of this offering and relating to our assets and liabilities as of the completion of this offering. Liabilities resulting from a change in law after the completion of this offering are excluded from the environmental indemnity.

        OSG will also indemnify us for liabilities related to certain:

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  defects in title to the assets contributed to us and any failure to obtain, prior to the completion of this offering, certain consents and permits necessary to conduct our business, which liabilities arise within three years after the completion of this offering; and

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  income tax liabilities attributable to the operation of the assets contributed to us prior to the time that they were contributed.

        There is an aggregate cap of $10 million on the amount of indemnity coverage provided by OSG for environmental and toxic tort liabilities. With certain limited exceptions, no claim may be made under the environmental indemnity unless the aggregate dollar amount of all claims exceeds $500,000, in which case OSG is liable for claims only to the extent such aggregate amount exceeds $500,000.

  Amendments

        The omnibus agreement may not be amended without the prior approval of the conflicts committee of the board of directors of our general partner if the proposed amendment will, in the reasonable discretion of our general partner, adversely affect holders of our common units.

Management Agreement

        At the completion of this offering, we will enter into a management agreement with OSG Ship Management, Inc. (OSGM), pursuant to which OSGM will provide certain commercial and technical management services to us in respect of the vessels in our initial fleet. In the event that we purchase or bareboat charter additional vessels, OSGM will also extend the commercial and technical management services provided pursuant to the management agreement to those additional vessels. These services will be provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. OSGM will provide these services to us directly but may subcontract for certain of these services with other entities, including other OSG subsidiaries.

        The management services will include, among other things:

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  the commercial and technical management of the vessel: managing day-to-day vessel operations including negotiating, executing and administering charters and other contracts with respect to employment of the vessels, monitoring payments thereunder, ensuring regulatory compliance, arranging for the vetting of vessels, providing competent personnel to supervise the maintenance and general efficiency of the vessels, arranging and supervising drydockings, repairs, alterations and the upkeep of the vessels to the required standards, arranging the supply of necessary stores, spares, water, lubricating oils and greases, procuring and arranging for port entrance, clearance and agency services, appointing counsel and handling and negotiating the settlement of all claims in connection with the operation of each vessel, appointing adjusters and surveyors and technical consultants as necessary, issuing voyage instructions and providing technical support,

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  vessel maintenance and crewing: including supervising the maintenance and general efficiency of vessels, and ensuring the vessels are in seaworthy and good operating condition, selecting and engaging qualified officers and crew, ensuring compliance with the law of the vessels' flag regarding crew manning levels, qualifications and certifications arranging for all training, transportation, board and lodging of the crew and negotiating the settlement and payment of all wages,

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  purchasing and insurance: purchasing stores, supplies and parts for vessels and arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and war risk and oil pollution insurance).

        We will pay a fee to OSGM for such services that will represent the reimbursement of the reasonable cost of any direct and indirect expenses it incurs in providing such services, plus an amount equal to four percent of the payroll cost of all the crew who serve on the vessels that are subject to the management agreement.

        Under the management agreement, neither we nor OSGM will be liable for failure to perform any of our or its obligations, respectively, under the management agreement by reason of any cause beyond our or its reasonable control.

        In addition, OSGM will have no liability for any loss arising in the course of the performance of the commercial and technical management services under the management agreement unless and to the extent that such loss is proved to have resulted solely from the gross negligence or willful default of OSGM or its employees, agents or subcontractors, in which case (except where such loss resulted from OSGM's intentional personal act or omission, or recklessly and with knowledge that such loss would probably result) OSGM's liability will be limited for each incident or series of related incidents.

        We have also agreed, under the management agreement, to indemnify OSGM and its employees, agents and subcontractors against all actions which may be brought against them in connection with their performance of the management agreement and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such action, provided however that such indemnity excludes any or all losses which may be caused by or due to the gross negligence or willful default of OSGM or its employees, agents or subcontractors.

Administrative Services Agreement

        At the completion of this offering, we will enter into an administrative services agreement with OSGM, pursuant to which OSGM will provide certain administrative management services to us, unless the provision of those services by OSGM would materially interfere with OSG's operations.

        The administrative services will include:

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  bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

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  legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

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  administrative and clerical services: assistance with office space, arranging meetings for our common unitholders pursuant to the partnership agreement, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

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  banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds, negotiating loan and credit terms with lenders and monitoring and maintaining compliance therewith;

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  advisory services: assistance in complying with United States and other relevant securities laws;

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  client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our common unitholders; and

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  integration services: integration of any acquired businesses.

        We will reimburse OSGM for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after OSGM submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

        Under the administrative services agreement, we have agreed to indemnify OSGM and its employees against all actions which may be brought against them under the administrative services agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of OSGM or its employees or agents.

Indemnification Agreements

        Upon or prior to the closing of this offering, we intend to enter into indemnification agreements with each officer and director of our general partner. Each of these agreements will, subject to certain limitations, require us to indemnify each indemnitee to the fullest extent permitted by our partnership agreement. This means, among other things, that we must indemnify the indemnitee against expenses (including attorneys' fees and related disbursements) actually and reasonably incurred in connection with, and judgments, penalties, fines and amounts paid in settlement of an action, suit, claim or proceeding arising out of the fact that such person is or was an officer or director of our general partner, or is or was serving at our general partner's request as a director, officer, employee or agent of another entity if such person meets the standard of conduct provided in our partnership agreement. Also as permitted under our partnership agreement, the indemnification agreements require us to advance expenses in defending such an action, provided that the indemnitee undertakes to repay any amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified by us. We will also make each indemnitee whole for taxes imposed on the indemnification payments and for costs in any action to establish such person's right to indemnification, whether or not wholly successful.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

        Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including OSG, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner, OSG America LLC, have certain fiduciary duties to manage our general partner in a manner beneficial to its owner, OSG. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders. OSG has the authority to appoint our general partner's directors, who in turn appoint our general partner's officers. The Chief Executive Officer and Chief Financial Officer of our general partner and all of its non-independent directors also serve as executive officers or directors of OSG.

        Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner's fiduciary duties to the unitholders under Delaware law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner that, without those restrictions, might otherwise constitute breaches of fiduciary duties.

        In resolving any conflict of interest, our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the unitholders if the resolution of the conflict is:

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  approved by the conflicts committee, although our general partner is not obligated to seek such approval;

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  approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although our general partner is not obligated to seek such approval;

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  on terms no less favorable to us than those generally being provided to or available from unrelated third parties, although our general partner is not required to obtain confirmation to such effect from an independent third party; or

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  "fair and reasonable" to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

        Our general partner may, but is not required to, seek approval from the conflicts committee of the board of directors of our general partner or from the common unitholders in respect of any actions taken by our general partner in resolving a conflict of interest. If our general partner does not seek approval from the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, it will be presumed that, in making its decision, the board of directors, including the board members affected by the conflict, acted in good faith and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to be appropriate when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person reasonably to believe that he is acting in the best interests of the partnership, unless the context otherwise requires. Please read "Management—Management of OSG

America L.P." for information about the composition and formation of the conflicts committee of the board of directors of our general partner.

        Notwithstanding the foregoing, our general partner will be required to obtain the approval of the conflicts committee:

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  for any change to the amount of estimated maintenance capital expenditure deducted from operating surplus;

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  to elect not to acquire or operate certain Jones Act product carriers and barges under the terms of the omnibus agreement;

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  to amend the terms of the omnibus agreement if the proposed amendment will, in the reasonable discretion of our general partner, adversely affect the holders of our common units; and

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  to amend the partnership agreement in connection with the authorization of additional partnership securities and the modification of the incentive distribution rights in connection with the issuance of such additional securities.

        Conflicts of interest could arise in the situations described below, among others.

  Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

        The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

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  the amount and timing of asset purchases and sales;

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  cash expenditures;

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  borrowings;

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  the issuance of additional units; and

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  the creation, reduction or increase of reserves in any quarter.

        In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

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  enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

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  shortening the subordination period.

        For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read "How We Make Cash Distributions—Subordination Period."

        Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating company or its operating subsidiaries.

  Neither our partnership agreement nor any other agreement requires OSG to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. OSG's directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of OSG, which may be contrary to our interests.

        Because some of the directors and all of the officers of our general partner are also directors and officers of OSG, such directors and officers have fiduciary duties to OSG that may cause them to pursue business strategies that favor OSG or which otherwise are not in the best interests of us or our unitholders.

  Our general partner is allowed to take into account the interests of parties other than us, such as OSG, in resolving conflicts of interest.

        Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Delaware fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires and it has no duty or obligation to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder. Decisions made by our general partner in its individual capacity will be made by its sole owner, OSG, and not by the board of directors of our general partner. Examples include the exercise of its right to make a determination to receive Class B units in exchange for resetting the target distribution levels related to its incentive distribution rights, its limited call right, its rights to transfer or vote the units it owns, its registration rights and its determination whether to consent to any merger or consolidation of the partnership or any amendment to the partnership agreement.

  We do not have any officers or employees and rely solely on officers and employees of OSG America LLC.

        Affiliates of our general partner, OSG America LLC, conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to OSG America LLC and its affiliates. The officers of OSG America LLC are not required to work full-time on our affairs, but only to devote certain amounts of time to the affairs of OSG America LLC or its affiliates and we reimburse their employer for the services they render to OSG America LLC and its subsidiaries. None of the officers of our general partner are employees of our general partner. Our Chief Executive Officer, Chief Financial Officer and President are also executive officers of OSG.

  Our partnership agreement limits our general partner's fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

        Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by Delaware law. For example, our partnership agreement:

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  permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, which permits our general partner to consider only the interests and factors that it desires. In such cases, it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, OSG, and not by the board of directors of our general partner. Examples include the exercise of its right to receive Class B units in exchange for resetting the target distribution levels related to its incentive distribution rights, the exercise of its limited call right, its rights to transfer or vote the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership or amendment of the partnership agreement;

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  provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in "good faith," meaning it reasonably believed that the decision was in our best interests;

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  generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be "fair and reasonable" to us, as determined by our general partner in good faith, and that, in determining whether a transaction or resolution is "fair and reasonable," our general partner may consider the totality of the relationships among the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

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  provides that our general partner and its affiliates and their officers and directors will not be liable for monetary damages to us or our unitholders for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

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  provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner or its conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

  Our general partner determines which costs incurred by OSG and its affiliates are reimbursable by us.

        We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. Please read "Certain Relationships and Related Party Transactions" and "Management—Reimbursement of Expenses of Our General Partner."

  Our general partner intends to limit its liability regarding our obligations.

        Our general partner intends to limit its liability under contractual arrangements so that the other party to such arrangements has recourse only to our assets and not against our general partner or its assets, or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner's fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

  Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

        Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

  Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arms'-length negotiations.

        Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are, or will be the result of, arms'-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

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  on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

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  "fair and reasonable" to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

        Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. However, there is no obligation for our general partner and its affiliates to enter into any contracts of this kind and our general partner will determine, in good faith, the terms of any of these transactions.

  Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

        Under our partnership agreement, our general partner has full power and authority to do all things (other than those things that require unitholder approval or for which our general partner has sought conflicts committee approval) on such terms as it determines to be necessary or appropriate to conduct our business, including, but not limited to, the following:

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  the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the partnership and the incurring of any other obligations;

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  the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

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  the negotiation, execution and performance of any contracts, conveyances or other instruments;

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  the distribution of our cash;

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  the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

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  the maintenance of insurance for our benefit and the benefit of our partners;

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  the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any other limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

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  the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

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  the indemnification of any person against liabilities and contingencies to the extent permitted by law;

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  the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

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  the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets; and

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  the entering into of agreements with any of its affiliates to render services to us, our subsidiaries or to itself in the discharge of its duties as our general partner.

        Please read "The Partnership Agreement—Voting Rights" for information regarding the voting rights of unitholders.

  Common units are subject to our general partner's limited call right.

        Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. Please read "The Partnership Agreement—Limited Call Right."

  Our general partner decides whether to retain separate counsel, accountants, or others to perform services for us.

        The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

  Our general partner's affiliates, including OSG, may compete with us.

        Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, OSG will agree, and will cause its affiliates to agree, for so long as OSG controls our partnership, not to engage in the business described above under the caption "Certain Relationships and Related Party Transactions—Omnibus Agreement—Noncompetition." Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

  Our general partner may elect to cause us to issue Class B units and general partner units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights, without the approval of the conflicts committee of our general partner or our unitholders. This could result in lower distributions to our common unitholders.

        Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset election (we refer to this amount as the "reset minimum quarterly distribution") and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount.

        In connection with resetting these target distribution levels, our general partner will be entitled to receive a number of Class B units and general partner units. The Class B units will be entitled to the same cash distributions per unit as our common units and will be convertible into an equal number of common units. The number of Class B units to be issued will be equal to the number of units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. The number of general partner units to be issued will be an amount that will maintain our general partner's ownership interest immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our Class B units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new Class B units and general partner units to our general partner in connection with resetting the target distribution levels related to our general partner's incentive distribution rights. Please see "How We Make Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

Fiduciary Duties

        Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed by our general partner to unitholders are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act (the Delaware Act) provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by our general partner to the limited partners and the partnership.

        Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial to its owner, OSG, as well as to you. These modifications to fiduciary standards enable the general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our common unitholders because they restrict the rights and remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts.

        The following is a summary of:

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  the fiduciary duties imposed on our general partner by the Delaware Act;

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  material modifications of these duties contained in our partnership agreement; and

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  certain rights and remedies of unitholders contained in the Delaware Act.

Delaware law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act honestly and in good faith for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.
Partnership agreement modified standards
Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties under Delaware law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in "good faith" (as defined in the partnership agreement) and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:
	•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or
	•	"fair and reasonable" to us, taking into account the totality of the relationships among the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or in the case of a criminal matter, acted with knowledge that the indemnitee's conduct was criminal.
Rights and remedies of unitholders
The provisions of the Delaware Act favor the principles of freedom of contract and enforceability of partnership agreements and allow the partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement. Please read "The Partnership Agreement."

As to remedies of unitholders, the Delaware Act provides that all suits with respect to the business of a limited partnership shall be prosecuted by and against the general partners only, except in those cases where limited partners are severally liable.

        By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

        Under our partnership agreement, we must indemnify our general partner and its officers and directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and therefore unenforceable. Please read "The Partnership Agreement—Indemnification."

DESCRIPTION OF THE COMMON UNITS

The Units

        The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and privileges of holders of common units and subordinated units and our general partner in and to partnership distributions, please read this section and "How We Make Cash Distributions." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "The Partnership Agreement."

Transfer Agent and Registrar

  Duties

        Mellon Investor Services will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

  •
  surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

  •
  special charges for services requested by a holder of a common unit; and

  •
  other similar fees or charges.

        There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

  Resignation or Removal

        The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Restrictions on Foreign Ownership

        For a discussion of restrictions on the ownership of partnership interests by persons other than U.S. citizens, please read "The Partnership Agreement—Foreign Ownership."

Transfer of Common Units

        Upon transfer of common units in accordance with our partnership agreement, each transferee of common units automatically shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Our general partner will cause any transfers to be recorded on our books and records on a no less than quarterly basis. Each transferee automatically shall be deemed to:

  •
  represent that the transferee has the capacity, power and authority to become bound by our partnership agreement;

  •
  agree to be bound by the terms and conditions of, and to have executed, our partnership agreement; and

  •
  give the consents, covenants, representations and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering, including representations and covenants about the transferee's citizenship for Jones Act and tax withholding purposes.

        We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

        Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership to the extent of the transferred common units.

        Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

        The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. The limited liability company agreement of our general partner is included as an exhibit to the registration statement of which this prospectus forms a part. We will provide prospective investors with a copy of these agreements upon request at no charge.

        We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

  •
  with regard to distributions of available cash, please read "How We Make Cash Distributions;"

  •
  with regard to the fiduciary duties of our general partner, please read "Conflicts of Interest and Fiduciary Duties;"

  •
  with regard to the transfer of common units, please read "Description of the Common Units—Transfer of Common Units;" and

  •
  with regard to allocations of federal taxable income and loss, please read "Material Tax Consequences."

Organization and Duration

        We were organized on May 14, 2007 and shall continue in existence until terminated pursuant to the terms of the partnership agreement.

Purpose

        Our partnership agreement provides that we may, directly or indirectly, engage in business activities approved by our general partner, including owning interests in our operating subsidiaries through which we intend to conduct additional operations.

        Although our general partner has the ability to cause us to engage in activities other than owning, operating and chartering of U.S. flag vessels, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

        Each limited partner, and each person who acquires a unit from another unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, the partnership agreement.

Capital Contributions

        Unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

Voting Rights

        The following matters require the unitholder vote specified below. Matters requiring the approval of a "unit majority" require:

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  during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

  •
  after the subordination period, the approval of a majority of the common units and Class B units, if any, voting as a single class.

        In voting their common, Class B and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and the limited partners.

Action	Unitholder Approval Required
Issuance of additional units	No approval rights.
Amendment of the partnership agreement
Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of the Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read "—Merger, Sale or Other Disposition of Assets."
Dissolution of our partnership	Unit majority. Please read "—Termination and Dissolution."
Reconstitution of our partnership upon dissolution	Unit majority. Please read "—Termination and Dissolution."
Withdrawal of our general partner
Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to June 30, 2017 in a manner which would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of our General Partner."
Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read "—Withdrawal or Removal of our General Partner."

Transfer of the general partner interest in us
Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2017. Please read "—Transfer of General Partner Interest."
Transfer of incentive distribution rights
Except for transfers to an affiliate or another person as part of our general partner's merger or consolidation with or into, or sale of all or substantially all of its assets to such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to June 30, 2017. Please read "—Transfer of Incentive Distribution Rights."
Transfer of ownership interests in our general partner	No approval required at any time. Please read "—Transfer of Ownership Interests in General Partner."

Limited Liability

        Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that limited partner otherwise acts in conformity with the provisions of our partnership agreement, that limited partner's liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital the limited partner is obligated to contribute to the partnership for the limited partner's common units plus that limited partner's share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

  •
  to remove or replace our general partner;

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  to approve some amendments to our partnership agreement; or

  •
  to take other action under our partnership agreement,

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

        Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds non-recourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

        Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which our operating company and our or its respective subsidiaries conduct business, which may include qualifying to do business in those jurisdictions.

        Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our membership interest in our operating company or otherwise, it was determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to the partnership agreement or to take other action under the partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We intend to operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Foreign Ownership

        To enjoy the benefits of operating in the U.S. coastwise trade, we must maintain U.S. citizenship for U.S. coastwise trade purposes as defined in the Merchant Marine Act of 1920 (Jones Act), as amended, the Shipping Act of 1916 (Shipping Act), as amended, and the regulations promulgated thereunder. In order to maintain U.S. citizenship under these statutes and regulations and, therefore, be qualified to engage in U.S. coastwise trade:

  •
  our partnership must be organized under the laws of the United States or of a state;

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  not less than 75% of the interests in our general partner must be beneficially owned by U.S. citizens;

  •
  the chief executive officer, by whatever title, the chairman of the board of directors and all persons authorized to act in the absence or disability of such persons of our general partner must be U.S. citizens, and not more than a minority of the number of directors (or equivalent persons) necessary to constitute a quorum are non-U.S. citizens; and

  •
  at least 75% of the equity interest and voting power of our units must be beneficially owned by U.S. citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-U.S. citizens.

        In order to protect our ability to register our vessels under federal law and operate our vessels in U.S. coastwise trade, our partnership agreement restricts foreign ownership of our interests to a percentage equal to not more than 24% as determined from time to time by our general partner. Our general partner has determined to initially limit foreign ownership of our interests to 15%. We refer to the percentage limitation on foreign ownership as the "permitted percentage".

        Our partnership agreement provides that:

  •
  any transfer, or attempted transfer, of any units that would result in the ownership or control, in each case, in excess of the permitted percentage by one or more persons who is not a U.S. citizen (as defined in the Jones Act and the Shipping Act) for purposes of U.S. coastwise shipping will be void and ineffective as against us; and

  •
  if, at any time, persons other than U.S. citizens own units or possess voting power over units, in each case (either of record or beneficially), in excess of the permitted percentage, we will withhold payment of distributions on and suspend the voting rights of such units and may redeem such units.

        Unit certificates bear legends concerning the restrictions on ownership by persons other than U.S. citizens. In addition, our partnership agreement:

  •
  permits us to require, as a condition precedent to the transfer of units on our records, representations and other proof as to the identity and citizenship of existing or prospective unitholders; and

  •
  permits us to establish and maintain a dual unit certificate system under which different forms of certificates may be used to reflect whether or not the owner thereof is a U.S. citizen.

Issuance of Additional Securities

        The partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

        It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

        In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, have special voting or other rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

        Upon issuance of additional partnership securities (other than the issuance of common units upon exercise by the underwriters of their over-allotment option, the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner's incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its general partner interest in us at the same percentage level as before the issuance. Our general partner's 2% interest in us will thus be reduced if we issue additional partnership securities in the future (other than the issuance of common units upon exercise by the underwriters of their over-allotment option, the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner's incentive distribution rights or issuance of partnership securities upon conversion of outstanding partnership securities) and our general partner does not maintain its 2% general partner interest. Our general partner and its affiliates will also have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates' percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

  General

        Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

  Prohibited Amendments

        No amendment may be made that would:

  •
  increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

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  increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option;

  •
  change the term of our partnership;

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  provide that our partnership will not be dissolved upon an election to dissolve our partnership by our general partner that is approved by the holders of a unit majority; or

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  give any person the right to dissolve our partnership other than our general partner's right to dissolve our partnership with the approval of the holders of a unit majority.

        The provision of our partnership agreement preventing the amendments having the effects described above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, OSG will own a 75.5% interest in us, including a 2% interest through our general partner, which OSG owns and controls.

  No Unitholder Approval

        Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

  •
  a change in our name, the location of our principal place of business, our registered agent or our registered office;

  •
  the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

  •
  a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that neither we, our operating company, nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

  •
  an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940 or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

  •
  an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities, including any amendment that our general partner determines is necessary or appropriate in connection with:

  •
  the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our general partner's target distribution levels as described under "How We Make Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels;" or

  •
  the implementation of the provisions relating to our general partner's right to reset its target distribution levels in exchange for Class B units; and

  •
  any modification of the incentive distribution rights made in connection with the issuance of additional partnership securities or rights to acquire partnership securities, provided that any such modifications and related issuance of partnership securities have received approval by a majority of the members of the conflicts committee of our general partner;

  •
  any amendment expressly permitted in the partnership agreement to be made by our general partner acting alone;

  •
  an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

  •
  any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

  •
  a change in our fiscal year or taxable year and related changes;

  •
  certain conversions, mergers or conveyances as set forth in our partnership agreement; or

  •
  any other amendments substantially similar to any of the matters described above.

        In addition, our general partner may make amendments to the partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

  •
  do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

  •
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

  •
  are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

  •
  are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

  •
  are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

  Opinion of Counsel and Unitholder Approval

        For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes in connection with the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

        In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

        A merger or consolidation of us requires the consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

        In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Our general partner may also consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

        If conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters' rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger, consolidation or sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

        We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

  •
  the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

  •
  the entry of a decree of judicial dissolution of us; or

  •
  the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

        Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

  •
  the action would not result in the loss of limited liability of any limited partner; and

  •
  none of our partnership or our operating company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

        Upon our dissolution, unless we continue as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in "How We Make Cash Distributions—Distributions of Cash upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

        Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2017 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2017, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interests" and "—Transfer of Incentive Distribution Rights."

        Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read "—Termination and Dissolution."

        Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and Class B units, if any, voting as a single class, and subordinated units, voting as a separate class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner's removal. At the completion of this offering, our general partner and its affiliates will own a 75.5% interest in us, including a 2% interest through our general partner, which OSG owns and controls.

        Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

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  the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

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  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

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  our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

        In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

        In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

        Except for the transfer by our general partner of all, but not less than all, of its general partner interest in us to:

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  an affiliate of our general partner (other than an individual); or

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  another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to June 30, 2017 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of the partnership agreement and furnish an opinion of counsel regarding limited liability, eligibility to engage in the U.S. coastwise trade and tax matters.

        Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in General Partner

        At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders, so long as after such sale or transfer our general partner remains a U.S. citizen as defined in the U.S. coastwise trade laws.

Transfer of Incentive Distribution Rights

        Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into that entity or the transfer of all or substantially all of its assets to that entity without the prior approval of the unitholders. Prior to June 30, 2017, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after June 30, 2017, the incentive distribution rights will be freely transferable.

Change of Management Provisions

        The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove OSG America LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

        The partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

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  the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

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  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

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  our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

        If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days' notice. The purchase price in this event will be equal to the greater of:

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  the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed; and

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  the highest price paid by our general partner or any of its affiliates for partnership securities of such class during the 90-day period preceding the date such notice is first mailed.

        If our general partner exercises its right to purchase outstanding partnership securities, a holder of partnership securities may have their partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. Please read "Material Tax Consequences—Disposition of Common Units."

        At the completion of this offering, OSG, an affiliate of our general partner, will own common units representing a 24.5% limited partner interest in us, together with 15,000,000 subordinated units representing an additional 49% limited partnership interest in us. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters' over-allotment option and conversion of our subordinated units into common units, OSG will own common units representing a 73.5% limited partner interest in us. Accordingly, after subordinated units are converted to common units, our general partner and its affiliates may own a sufficient percentage of our common units to enable our general partner to exercise its limited call right.

Meetings and Voting

        Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

        Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

        Each record holder of a unit may vote according to the holder's percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read "—Issuance of Additional Securities." However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a transferee approved by the board of directors of our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units and Class B units as a single class.

        Any notice, demand, request report or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

        Except as described above under "—Limited Liability," the common units will be fully paid and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Non-citizen Assignees and Redemption

        If we are or become subject to federal, state or local laws or regulations that, in the determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner in question at their current market price, in accordance with the procedures set forth in our partnership agreement. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidation distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

        Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law from and against all losses, claims, damages or similar events:

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  our general partner;

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  any departing general partner;

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  any person who is or was an affiliate of our general partner or any departing general partner;

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  any person who is or was an officer, director, member or partner of any entity described in the preceding three bullet points;

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  any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; or

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  any person designated by our general partner.

        Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Reimbursement of Expenses

        Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

        Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

        We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

        We will furnish each record holder of a unit with information reasonably required for U.S. tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form to avoid some of the complex calculations normally required of partners. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist the unitholder in determining the unitholder's U.S. federal and state tax liability and filing obligations, regardless of whether the unitholder supplies us with information.

Right to Inspect Our Books and Records

        Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at the limited partner's own expense, have furnished to the limited partner:

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  a current list of the name and last known address of each partner;

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  a copy of our tax returns;

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  information as to the amount of cash and a description and statement of the agreed value of any other property or services contributed or to be contributed by each partner and the date on which each became a partner;

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  copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

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  information regarding the status of our business and financial condition; and

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  any other information regarding our affairs as is just and reasonable.

        Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information, the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

        Under our partnership agreement, we have agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of OSG America LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale."

UNITS ELIGIBLE FOR FUTURE SALE

        After the sale of the common units offered by this prospectus, our general partner and its affiliates will hold an aggregate of 7,500,000 common units and 15,000,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

        The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act of 1933 (Securities Act). However, any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

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  1% of the total number of the class of securities outstanding; or

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  the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

        Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned common units for at least two years would be entitled to sell those common units under Rule 144, without regard to the current public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

        The partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement—Issuance of Additional Securities."

        Under the partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

        We, our subsidiaries, our general partner and its affiliates, including the directors and executive officers of our general partner and OSG, have agreed not to sell any common units for a period of 180 days from the date of this prospectus, subject to certain exceptions. Please read "Underwriting" for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES

        This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. It is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to OSG America L.P.

        The following discussion does not address all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs), or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

        All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Cravath, Swaine & Moore LLP and are based on the accuracy of the representations made by us and our general partner.

        No ruling has been or will be requested from the Internal Revenue Service (IRS) regarding the matters discussed in this section. Instead, we will rely on opinions of Cravath, Swaine & Moore LLP. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely affect the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS (principally legal, accounting and related fees) will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

        For the reasons described below, Cravath, Swaine & Moore LLP has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales"); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of Common Units—Allocations Between Transferors and Transferees"); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read "—Tax Consequences of Unit Ownership—Section 754 Election").

Partnership Status

        A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed exceeds the partner's adjusted basis in his partnership interest.

        Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income

Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 10% of our current gross income is not qualifying income. However, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Cravath, Swaine & Moore LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income, we will be classified as a partnership and our operating company will be disregarded as an entity separate from us for federal income tax purposes.

        No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Cravath, Swaine & Moore LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and the operating company will be disregarded as an entity separate from us for federal income tax purposes.

        If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets at that time. Thereafter, we would be treated as a corporation for federal income tax purposes.

        If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise (for example, due to widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation), our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

        The discussion below is based on Cravath, Swaine & Moore LLP's opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

        Unitholders who have become limited partners of OSG America L.P. will be treated as partners of OSG America L.P. for federal income tax purposes. Also:

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  assignees who have executed and delivered transfer applications and are awaiting admission as limited partners, and

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  unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of OSG America L.P. for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Cravath, Swaine & Moore LLP's opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

        A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales."

        Income, gain, deductions or losses of OSG America L.P. would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in OSG America L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

        Flow-through of Taxable Income.    We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions that are received by him. Consequently, we may allocate income to a unitholder in excess of his current distributions even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

        Treatment of Distributions.    Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. That tax basis will be reduced (but not below zero) by the amount of any of those distributions. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "—Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, that unitholder must recapture any losses deducted in previous years. Please read "—Limitations on Deductibility of Losses."

        A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease that unitholder's share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having then exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

        Ratio of Taxable Income to Distributions.    We estimate that a purchaser of common units in this offering who owns those common units from the date of completion of this offering through December 31, 2010, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to the unitholder with respect to that period. We anticipate that after the taxable year ending December 31, 2010, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower and any differences could be material and could materially affect the value of the common units.

        Basis of Common Units.    A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

        Limitations on Deductibility of Losses.    The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder (or a corporate unitholder, if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that amount is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

        In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

        The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when that unitholder disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

        A unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

        Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  our interest expense attributed to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

        The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder's share of our portfolio income will be treated as investment income.

        Entity-Level Collections.    If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

        Allocation of Income, Gain, Loss and Deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

        Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by our general partner and its affiliates, referred to in this discussion as "Contributed Property." The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

        An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

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  his relative contributions to us;

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  the interests of all the partners in profits and losses;

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  the interest of all the partners in cash flow; and

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  the rights of all the partners to distributions of capital upon liquidation.

        Cravath, Swaine & Moore LLP is of the opinion that, with the exception of the issues described in "—Tax Consequences of Unit Ownership—Section 754 Election" and "—Disposition of Common Units—Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

        Treatment of Short Sales.    A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for tax purposes with respect to for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

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  any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

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  any cash distributions received by the unitholder as to those units would be fully taxable; and

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  all of these distributions appear to be ordinary income.

        Cravath, Swaine & Moore LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units.

        Alternative Minimum Tax.    Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

        Tax Rates.    In general, the highest effective U.S. federal income tax rate for individuals is currently 35% and the maximum U.S. federal income tax rate for net capital gains of an individual is currently 15% if the asset disposed of was a capital asset held for more than 12 months at the time of disposition.

        Section 754 Election.    We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

        Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment attributable to recovery property under Section 168 of the Internal Revenue Code to be depreciated over the remaining cost recovery period for the property's unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read "—Uniformity of Units."

        Although Cravath, Swaine & Moore LLP is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of the property, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to apply directly to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "—Uniformity of Units."

        A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a basis reduction or a built-in loss is substantial if it exceeds $250,000.

        The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

        Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year or years ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "—Disposition of Common Units—Allocations Between Transferors and Transferees."

        Initial Tax Basis, Depreciation and Amortization.    The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The tax basis of our assets conveyed to us on formation will be greater to the extent such assets have been recently acquired. To the extent such assets were acquired by OSG within two years of this offering, as determined in accordance with the financial records of OSG, the distribution of any proceeds of this offering to OSG to reimburse it for such capital expenditures, including a distribution attributable to the redemption of units from OSG upon the exercise of the underwriters' over-allotment option, is not taxable to OSG for federal income tax purposes to the extent of the tax basis in its units. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our general partner. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction."

        To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

        If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction" and "—Disposition of Common Units—Recognition of Gain or Loss."

        The costs incurred in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

        Valuation and Tax Basis of Our Properties.    The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

        Recognition of Gain or Loss.    Gain or loss will be recognized on a sale of units equal to the difference between the unitholder's amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities attributable to the common units sold. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

        Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than the unitholder's original cost.

        Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" that we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains in an amount up to $3,000 of ordinary income in the case of individuals, and may only be used to offset capital gains in the case of corporations.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

        Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

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  a short sale;

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  an offsetting notional principal contract; or

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  a futures or forward contract with respect to the partnership interest or substantially identical property.

        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

        Allocations Between Transferors and Transferees.    In general, our taxable income or loss will be determined annually, prorated on a monthly basis and subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the "Allocation Date." However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

        The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Cravath, Swaine & Moore LLP is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

        A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter, but will not be entitled to receive that cash distribution.

        Notification Requirements.    A purchaser of units who purchases units for another unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may lead to the imposition of substantial penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

        Constructive Termination.    We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

        Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "—Tax Consequences of Unit Ownership—Section 754 Election."

        We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of that property, or treat that portion as nonamortizable, to the extent attributable to property which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read "—Tax Consequences of Unit Ownership—Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the

Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

        Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

        Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

        Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

        In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

        Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a U.S. trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

        Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes the unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Cravath, Swaine & Moore LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

        The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

        Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement names OSG America LLC as our Tax Matters Partner.

        The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward and each unitholder with an interest in the outcome may participate.

        A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

        Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

  •
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  •
  information as to whether the beneficial owner is:

  •
  a person that is not a U.S. person;

  •
  a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

  •
  a tax-exempt entity;

  •
  the amount and description of common units held, acquired or transferred for the beneficial owner; and

  •
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

        Accuracy-related and Assessable Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

        For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

        (1)   for which there is, or was, "substantial authority;" or

        (2)   as to which there is a reasonable basis and the pertinent facts of that position are adequately disclosed on the return.

        More stringent rules, including additional penalties and extended statutes of limitations, may apply as a result of our participation in "listed transactions" or "reportable transactions with a significant tax avoidance purpose." While we do not anticipate participating in such transactions, if any item of income, gain, loss or deduction included in the distributive shares of unitholders for a given year might result in an "understatement" of income relating to such a transaction, we will disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties.

        A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. For individuals, no penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local, Foreign and Other Tax Considerations

        In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We may initially be deemed to do business in Florida. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions if your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many other jurisdictions in which we may do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "—Tax Consequences of Unit Ownership—Entity-Level Collections." Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

        It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Cravath, Swaine & Moore LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

UNDERWRITING

        Citigroup Global Markets Inc. and UBS Securities LLC are acting as joint bookrunning managers of the offering and are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter's name.

Underwriter	Number of common units
Citigroup Global Markets Inc.
UBS Securities LLC.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Raymond James & Associates, Inc.
DnB NOR Markets, Inc.
Total	7,500,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the over-allotment option described below) if they purchase any of the common units.

        The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus and some of the common units to dealers at the public offering price less a concession not to exceed $     per common unit. If all of the common units are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of our common units offered by them.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,125,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter's initial purchase commitment.

        We, our general partner, the officers and directors of our general partner and OSG have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

        Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units was determined by negotiations between our general partner and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly-traded companies considered comparable to us. We cannot assure you, however, that the prices at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

        We have applied to have our common units listed on the New York Stock Exchange under the symbol "OSP". To meet the New York Stock Exchange distribution requirements for trading, the underwriters have undertaken to sell common units in such a manner that as of the original listing date:

  •
  there will be at least 400 U.S. unitholders of 100 common units or more;

  •
  at least 1,100,000 publicly held common units will be outstanding in the United States; and

  •
  the aggregate market value of publicly held common units in the United States will be at least $60 million.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units.

Paid by OSG America L.P.
	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

        We will pay a structuring fee equal to an aggregate of     % of the gross proceeds of this offering, not to exceed $    , including any exercise of the underwriters' over-allotment option, to Citigroup Global Markets Inc. and UBS Securities LLC for evaluation, analysis and structuring of our partnership.

        In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of common units to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of common units made in an amount up to the number of common units represented by the underwriters' over-allotment option. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of common units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, on behalf of the underwriters, repurchase common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our portion of the total expenses of this offering, excluding underwriting discounts and commissions and the structuring fee described above, will be approximately $3.0 million.

        The underwriters have performed investment banking and advisory services for us or OSG, from time to time, for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        In addition, DnB NOR Bank ASA, an affiliate of DnB NOR Markets, Inc., will be a mandated lead arranger and joint bookrunner on the new $200 million senior secured revolving credit facility that we will enter into in connection with the closing of this offering. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Sources of Capital—Senior Secured Revolving Credit Facility."

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representatives will allocate common units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

        We and our general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        Because the National Association of Securities Dealers, Inc. views the common units offered by this prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

LEGAL MATTERS

        The validity of the common units offered by this prospectus will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Certain legal matters with respect to this offering will be passed upon for the underwriters by Andrews Kurth LLP, Washington, D.C.

EXPERTS

        The predecessor combined carve-out financial statements of OSG America Predecessor at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein which, as to the years 2006, 2005 and 2004, are based in part on the reports of KPMG LLP, independent auditors. The combined carve-out financial statements of the Maritrans Entities (being the corporations identified in Note A of the Maritrans Entities financial statement footnotes) at November 28, 2006 and December 31, 2005, and for the period from January 1, 2006 to November 28, 2006 and each of the years ended December 31, 2005 and December 31, 2004, appearing in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein. The balance sheet of OSG America L.P. and OSG America LLC at August 31, 2007, appearing in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

        With respect to the unaudited condensed interim financial information of OSG America Predecessor for the six-month periods ended June 30, 2007 and June 30, 2006, appearing in this prospectus and the registration statement of which this prospectus forms a part, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated September 14, 2007, included elsewhere herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (Act) for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

        The financial statements of Alaska Tanker Company, LLC as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, have been included herein in reliance upon the reports of KPMG LLP, independent auditors, appearing elsewhere in this prospectus and upon the authority of KPMG LLP as experts in accounting and auditing.

        The section in this prospectus entitled "The Jones Act Product Carrier and Barge Industry" has been reviewed by Wilson, Gillette & Co., who has confirmed to us that such section accurately describes the U.S. coastwise oil and petroleum products shipping industry, as indicated in the consent of Wilson, Gillette & Co. filed as an exhibit to the registration statement on Form S-1 of which this prospectus forms a part.

EXPENSES RELATED TO THIS OFFERING

        All amounts are estimated except the U.S. Securities and Exchange Commission registration fee, the National Association of Securities Dealers Inc. filing fee and the New York Stock Exchange listing fee.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission (SEC) a registration statement on Form S—1 under the Securities Act of 1933 with respect to the common units offered by this prospectus. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information found in the registration statement. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including the exhibits, may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Room of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        Upon completion of the offering, we will be subject to the information requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we will be required to file with the SEC periodic reports and other information. These reports and other information may be inspected and copied at the Public Reference Room maintained by the SEC or obtained from the SEC's website as provided above. Our website on the Internet is located at http://www.osgamerica.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

        We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with accounting principles generally accepted in the United States. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates and of fees, commissions, compensation and other benefits paid or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INDUSTRY AND MARKET DATA

        Wilson, Gillette & Co., has provided us statistical and graphical information contained in this prospectus relating to the oil and petroleum products shipping industry. We do not have any knowledge that the information provided by Wilson, Gillette & Co. is inaccurate in any material respect. Wilson, Gillette & Co. has advised us that this information is drawn from its databases and other sources and that:

  •
  some information in Wilson, Gillette & Co.'s databases is derived from estimates or subjective judgments;

  •
  the information in the databases of other maritime data collection agencies may differ from the information in Wilson, Gillette & Co.'s databases; and

  •
  while Wilson, Gillette & Co. has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures, and may accordingly contain errors.

FORWARD-LOOKING STATEMENTS

        Statements included in this prospectus which are not historical facts (including our financial forecast and any other statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this prospectus. In some cases, you can identify the forward—looking statements by the use of words such as "may," "will," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue" or the negative of these terms or other comparable terminology.

        Forward-looking statements appear in a number of places and include statements with respect to, among other things:

  •
  demand for, or level of production or consumption of, oil and petroleum products, either globally or in particular regions;

  •
  future spot market charter rates;

  •
  ability to attract and retain experienced, qualified and skilled crewmembers;

  •
  competition that could affect our market share and revenues;

  •
  risks inherent in marine transportation and vessel operation, including accidents and discharge of pollutants;

  •
  the cost and availability of insurance coverage;

  •
  delays or cost overruns in the building of new vessels, the double-hulling of our remaining single-hull vessels and scheduled shipyard maintenance;

  •
  decrease in demand for lightering services;

  •
  environmental and regulatory conditions;

  •
  unanticipated changes in laws and regulations;

  •
  reliance on a limited number of customers for revenue;

  •
  the continuation of federal law restricting U.S. point-to-point maritime shipping to U.S. vessels;

  •
  fluctuating fuel prices;

  •
  high fixed costs;

  •
  capital expenditures required to operate and maintain a vessel may increase due to government regulations;

  •
  reliance on unionized labor;

  •
  federal laws covering our employees that may subject us to job-related claims; and

  •
  significant fluctuations of our stock price.

        These and other forward-looking statements are subject to the risks, uncertainties and assumptions, including those risks discussed in "Risk Factors" and those risks discussed in other reports we file with the SEC. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

        Forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in "Risk Factors." We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

        We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Combined Carve-Out Statements of Cash Flows for the period from January 1, 2006 to November 28, 2006 and the years ended December 31, 2005 and 2004	F-39
Combined Carve-out Statements of Changes in Stockholder's Equity for the period from January 1, 2006 to November 28, 2006 and the years ended December 31, 2005 and 2004	F-40
Notes to Combined Carve-Out Financial Statements	F-41
ALASKA TANKER COMPANY, LLC
Independent Auditors' Report	F-47
Balance Sheets as of December 31, 2006 and December 31, 2005	F-48
Statements of Operations for the years ended December 31, 2006, 2005 and 2004	F-49
Statements of Members' Equity for the years ended December 31, 2006, 2005 and 2004	F-50
Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	F-51
Notes to Financial Statements	F-52
OSG AMERICA L.P.
Report of Independent Registered Public Accounting Firm	F-61
Balance Sheet as of August 31, 2007	F-62
Notes to Balance Sheet	F-63
OSG AMERICA LLC
Report of Independent Registered Public Accounting Firm	F-64
Balance Sheet as of August 31, 2007	F-65
Notes to Balance Sheet	F-66

INTRODUCTION TO UNAUDITED PRO FORMA

COMBINED FINANCIAL STATEMENTS

OSG AMERICA L.P.

        OSG America L.P. (the "Partnership") is a Delaware limited partnership that was formed on May 14, 2007 by Overseas Shipholding Group, Inc. ("OSG"). Upon completion of this offering, all of the assets and liabilities of our predecessor company, OSG America Predecessor, will be transferred to the Partnership. The accompanying unaudited pro forma combined financial information gives effect to this transfer, the offering and related transactions. The transfer will be recorded at historical cost because it is considered as a reorganization of entities under common control.

        The unaudited pro forma combined balance sheet as at June 30, 2007 assumes the initial public offering and related transactions occurred on June 30, 2007. The unaudited pro forma combined statements of income for the year ended December 31, 2006 and for the six months ended June 30, 2007 assume the initial public offering and related transactions occurred on January 1, 2006.

        The unaudited pro forma combined financial statements and accompanying notes have been prepared in conformity with accounting principles generally accepted in the United States (or "U.S. GAAP") consistent with those used in, and should be read together with, OSG America Predecessor's historical combined financial statements and related notes, which are included elsewhere in this prospectus.

        The adjustments reflected in the unaudited pro forma combined financial statements are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the initial public offering and the related transactions, and that the pro forma adjustments in the unaudited pro forma combined financial statements give appropriate effect to the assumptions and are applied in conformity with U.S GAAP.

        The unaudited pro forma combined financial statements do not purport to present the Partnership's results of operations had the offering and related transactions to be effected in connection with the offering actually been completed at the dates indicated. In addition, they do not project the Partnership's results of operations for any future period.

OSG AMERICA L.P.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

	As of June 30, 2007
	OSG America Predecessor Historical	Pre IPO Transaction Adjustments		OSG America Predecessor Pro Forma	IPO Transaction Adjustments		OSG America L.P. Pro Forma
	(In thousands)
Assets
Current Assets:
Cash and cash equivalents	$280	$—		$280	$—		$280
Voyage receivables	21,841	—		21,841	—		21,841
Other receivables	2,748	—		2,748	—		2,748
Prepaid expenses and other current assets	5,838	—		5,838	—		5,838

Total Current Assets	30,707	—		30,707	—		30,707
Vessels, net	394,863	—		394,863	—		394,863
Vessels under capital lease, net	24,139	—		24,139	—		24,139
Deferred drydock expenditures, net	6,552	—		6,552	—		6,552
Investment in Alaska Tanker Company, LLC	2,296	—		2,296	—		2,296
Intangibles, net	89,278	—		89,278	—		89,278
Goodwill	65,033	—		65,033	—		65,033
Other assets	5,205	—		5,205	1,000	4d	6,205

Total Assets	$618,073	$—		$618,073	$1,000		$619,073

Liabilities and Stockholders'/Partners' Equity (Deficiency)
Current Liabilities:
Accounts payable and accrued expenses	$16,171	$—		$16,171	$—		$16,171
Accrued federal income taxes	3,492	(3,492)	3a	—	—		—
Current portion of debt	4,322	—		4,322	—		4,322
Current portion of capital lease	6,065	—		6,065	—		6,065

Total Current Liabilities	30,050	(3,492)		26,558	—		26,558
Long-term debt	49,007	—		49,007	51,000	4d	100,007
Long-term capital lease	27,395	—		27,395	—		27,395
Advances from affiliated companies	575,756	(525,756)	3b	50,000	(50,000)	4d	—
Deferred federal income taxes	72,968	(72,968)	3a	—	—		—
Other	310	—		310	—		310

Total Liabilities	755,486	(602,216)		153,270	1,000		154,270
Stockholders'/Partners' Equity (Deficiency):
Stockholders' equity (deficiency)	(137,413)	602,216	3ab	464,803	(464,803)	4a	—
General partner	—	—		—	8,697	4a	8,697
Limited partners	—	—		—	456,106	4a	456,106

Total Stockholders'/Partners' Equity (Deficiency)	(137,413)	602,216		464,803	—		464,803

Total Liabilities and Stockholders'/Partners' Equity (Deficiency)	$618,073	$—		$618,073	$1,000		$619,073

See notes to combined financial statements.

OSG AMERICA L.P.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

	For the year ended December 31, 2006
	OSG America Predecessor Historical	Pre IPO Transaction Adjustments		OSG America Predecessor Pro Forma	IPO Transaction Adjustments		OSG America L.P. Pro Forma
	(In thousands, except per share amounts)
Shipping Revenues:	$88,852	$101,802	3c	$190,654	$—		$190,654
Operating Expenses:
Voyage expenses	10,592	26,280	3c	36,872	—		36,872
Vessel expenses	34,430	30,179	3c	64,609	—		64,609
Bareboat charter expenses	—	—	3c	—	—		—
Depreciation and amortization	21,592	21,945	3c	43,537	—		43,537
General and administrative	7,942	15,797	3c	23,739	1,600	4b	25,339

Total Operating Expenses	74,556	94,201		168,757	1,600		170,357

Income from Vessel Operations	14,296	7,601		21,897	(1,600)		20,297
Equity in Income from Affiliated Companies	6,811	—		6,811	—		6,811

Operating Income	21,107	7,601		28,708	(1,600)		27,108
Other Income	9	—		9	—		9
Interest Expense to a Wholly-owned Subsidiary of Overseas Shipholding Group, Inc.	(8,535)	8,535	3d	—	—		—
Interest Expense on new facility	—	—		—	(3,613)	4e	(3,613)
Interest Expense, other	(4,077)	(2,110)	3c	(6,187)	—		(6,187)

Income before Federal Income Taxes	8,504	14,026		22,530	(5,213)		17,317
Provision for Federal Income Taxes	(768)	(6,386)	3e	(7,154)	7,154	4c	—

Net Income	$7,736	$7,640		$15,376	$1,941		$17,317

General partner's interest in net income	—	—		—	—		$346
Limited partners' interest:
Net income	—	—		—	—		$16,971
Net income per:
— Common unit (basic and diluted) (note 6)	—	—		—	—		$1.13
— Subordinated unit (basic and diluted) (note 6)	—	—		—	—		$—
— Unit (basic and diluted) (note 6)	—	—		—	—		$0.57
Weighted-average number of units outstanding (in thousands):
— Common units (basic and diluted) (note 6)	—	—		—	—		15,000
— Subordinated units (basic and diluted) (note 6)	—	—		—	—		15,000
— Total limited partner units (basic and diluted) (note 6)	—	—		—	—		30,000

See notes to combined financial statements.

OSG AMERICA L.P.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

	For the six months ended June 30, 2007
	OSG America Predecessor Historical	Pre IPO Transaction Adjustments		OSG America Predecessor Pro Forma	IPO Transaction Adjustments		OSG America L.P. Pro Forma
	(In thousands, except per share amounts)
Shipping Revenues:	$99,100	$—		$99,100	$—		$99,100
Operating Expenses:
Voyage expenses	14,844	—		14,844	—		14,844
Vessel expenses	36,112	—		36,112	—		36,112
Charter hire	3,009	—		3,009	—		3,009
Depreciation and amortization	22,464	—		22,464	—		22,464
General and administrative	10,112	—		10,112	800	4b	10,912

Total Operating Expenses	86,541	—		86,541	800		87,341

Income from Vessel Operations	12,559	—		12,559	(800)		11,759
Equity in Income from Affiliated Companies	2,258	—		2,258	—		2,258

Operating Income	14,817	—		14,817	(800)		14,017
Other Income	(8)	—		(8)	—		(8)
Interest Expense to a Wholly-owned Subsidiary of Overseas Shipholding Group, Inc.	(4,170)	4,170	3d	—	—		—
Interest Expense on new facility	—	—		—	(1,782)	4e	(1,782)
Interest Expense, other	(2,538)	—		(2,538)	—		(2,538)

Income before Federal Income Taxes	8,101	4,170		12,271	(2,582)		9,689
Provision for Federal Income Taxes	(1,224)	(1,460)	3e	(2,684)	2,684	4c	—

Net Income	$6,877	$2,710		$9,587	$102		$9,689

General partner's interest in net income	—	—		—	—		$194
Limited partners' interest:
Net income	—	—		—	—		$9,495
Net income per:
— Common unit (basic and diluted) (note 6)	—	—		—	—		$0.63
— Subordinated unit (basic and diluted) (note 6)	—	—		—	—		$—
— Unit (basic and diluted) (note 6)	—	—		—	—		$0.32
Weighted-average number of units outstanding (in thousands):
— Common units (basic and diluted) (note 6)	—	—		—	—		15,000
— Subordinated units (basic and diluted) (note 6)	—	—		—	—		15,000
— Total limited partner units (basic and diluted) (note 6)	—	—		—	—		30,000

See notes to combined financial statements.

OSG AMERICA L.P.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Note 1: Basis of Presentation

        The unaudited pro forma combined financial statements for the year ended December 31, 2006 and six months ended June 30, 2007 assumes that the initial public offering and related transactions occurred on January 1, 2006. The unaudited pro forma combined balance sheet as of June 30, 2007 assumes that the initial public offering and related transactions occurred on June 30, 2007.

Note 2: Summary of Significant Accounting Policies

        The accounting policies followed in preparing the unaudited pro forma combined financial statements are those used by OSG America Predecessor as set forth in its historical combined combined financial statements contained elsewhere in this prospectus.

Note 3: Pre-initial Public Offering Transaction—Pro Forma adjustments and Assumptions

        The unaudited pro forma combined financial statements give pro forma effect to the following:

        (a)   to record capital contribution by OSG through the elimination of current income taxes of $3.5 million and deferred income taxes of $73.0 million.

        (b)   to record capital contribution by OSG to repay $525.8 million of loans from affiliates.

        (c)   to record the acquisition of the Maritrans Entities as if the acquisition occurred on January 1, 2006 instead of November 28, 2006.

        (d)   to eliminate interest on loans from affiliates.

        (e)   to record tax provision on net effect of pro forma adjustments at the effective tax rate of 35% on pre-tax accounting income.

Note 4: Initial Public Offering Transactions of the Partnership—Pro Forma adjustments and Assumptions

        The unaudited pro forma combined financial statements give pro forma effect to the following:

        (a)   to record offering of $136.5 million, net of underwriters discount and offering costs of $13.5 million from the issuance and sale of 7,500,000 common units to the public; the reimbursement to OSG of capital expenditures incurred prior to this offering with the net proceeds of this offering; the issuance to OSG of 7,500,000 common units and 15,000,000 subordinated units; and the issuance to OSG America LLC, a wholly-owned subsidiary of OSG, of the 2% general partner interest in the Partnership and all of the Partnership's incentive distribution rights.

        (b)   to record incremental expense associated with being a public company, including costs associated with annual reports to shareholders, corporate tax compliance, investor relations, registrar and transfer agent's fees, director and officer liability insurance costs and directors compensation and travel expenses.

        (c)   to eliminate income taxes.

        (d)   to record borrowing of $51.0 million under the revolving credit facility used to repay loans from affiliates and to recognize estimated arrangement fees and other debt issuance costs in respect of entering into our credit facility.

        (e)   to record interest expense on borrowings of $51.0 million under our new facility at 6.0% per annum.

Note 5: Commitments and Contingencies:

        Commitments and contingencies of OSG America Predecessor are set out in the audited combined financial statements for the years ended December 31, 2006, 2005 and 2004 contained elsewhere in this prospectus.

Note 6: Net income per Unit

	Common Unit Holders	Subordinated Unit Holders	All Unit Holders
	(in thousands, except number of units and per unit data)
Year Ended December 31, 2006
Pro forma Net Income	$16,971	$—	$16,971
Pro forma Weighted Average Number of Units Outstanding	15,000,000	15,000,000	30,000,000

Pro forma Net Income Per Unit	$1.13	$—	$0.57

Six Months Ended June 30, 2007
Pro forma Net Income	$9,495	$—	$9,495
Pro forma Weighted Average Number of Units Outstanding	15,000,000	15,000,000	30,000,000

Pro forma Net Income Per Unit	$0.63	$—	$0.32

        The pro forma weighted-average number of units outstanding is based upon the pro forma issuance of common units and subordinated units by the Partnership on January 1, 2006. Please read Note 1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Overseas Shipholding Group, Inc.

        We have audited the accompanying predecessor combined carve-out balance sheets of OSG America Predecessor (the "Company") as of December 31, 2006 and 2005, and the related predecessor combined carve-out statements of operations, changes in stockholder's deficiency, and cash flows for each of the three years in the period ended December 31, 2006. These predecessor combined carve-out financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits. The financial statements of Alaska Tanker Company, LLC (a joint venture in which the Company has a 37.5% interest) have been audited by other auditors whose report has been furnished to us, and our opinion on the predecessor combined carve-out financial statements, insofar as it relates to the amounts included for Alaska Tanker Company, LLC, is based solely on the report of the other auditors. In the predecessor combined carve-out financial statements, the Company's investment in Alaska Tanker Company, LLC is stated at $6,848,000 and $7,869,000, respectively, at December 31, 2006 and 2005, and the Company's equity in the net income of Alaska Tanker Company, LLC is stated at $6,811,000, $8,066,000 and $7,097,000, respectively, for each of the three years in the period ended December 31, 2006.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included considerations of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of other auditors, the predecessor combined carve-out financial statements referred to above present fairly, in all material respects, the combined financial position of OSG America Predecessor at December 31, 2006 and 2005, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, NY
September 14, 2007

OSG AMERICA PREDECESSOR

PREDECESSOR COMBINED CARVE-OUT BALANCE SHEETS

	As of December 31,
	2006	2005
	(In thousands)
Assets
Current Assets:
Cash and cash equivalents	$280	$65
Voyage receivables	18,407	5,590
Other receivables	2,083	880
Inventory (first-in, first-out)	1,900	251
Prepaid expenses and other current assets	1,325	207

Total Current Assets	23,995	6,993
Vessels, at cost	420,217	117,371
Less: accumulated depreciation	27,264	14,732

Vessels, net	392,953	102,639
Vessels under capital lease, at cost	100,743	99,229
Less: accumulated depreciation	74,994	69,708

Vessels under capital lease, net	25,749	29,521
Deferred drydock expenditures, net	4,212	1,762
Investment in Alaska Tanker Company, LLC	6,848	7,869
Intangibles, net	91,611	—
Goodwill	64,912	—
Other assets	677	350

Total Assets	$610,957	$149,134

Liabilities and Stockholder's Deficiency
Current Liabilities:
Accounts payable and accrued expenses	$15,756	$13,069
Accrued federal income taxes	3,325	4,400
Current portion of debt	4,202	—
Current portion of capital lease	5,771	5,224

Total Current Liabilities	29,054	22,693
Long-term debt	51,198	—
Long-term capital lease	30,772	37,042
Advances from affiliated companies	568,986	230,661
Deferred federal income taxes	75,237	10,764
Stockholder's Deficiency:
Common stock	201	201
Paid-in additional capital	1,299	1,299
Accumulated deficit	(145,790)	(153,526)

Total Stockholder's Deficiency	(144,290)	(152,026)

Total Liabilities and Stockholder's Deficiency	$610,957	$149,134

See notes to combined financial statements.

OSG AMERICA PREDECESSOR PREDECESSOR

COMBINED CARVE-OUT

STATEMENTS OF OPERATIONS

	Year ended December 31,
	2006	2005	2004
	(Dollars in thousands, except per share amounts)
Shipping Revenues:
Time and bareboat charter revenues	$49,189	$40,770	$30,182
Voyage charter revenues	39,663	9,070	1,617

Total Shipping Revenues	88,852	49,840	31,799
Operating Expenses:
Voyage expenses	10,592	3,055	366
Vessel expenses	34,430	19,550	12,077
Depreciation and amortization	21,592	14,553	10,811
General and administrative allocated from Overseas Shipholding Group, Inc.	7,942	4,246	3,542
Loss on charter termination	—	2,486	—

Total Operating Expenses	74,556	43,890	26,796

Income from Vessel Operations	14,296	5,950	5,003
Equity in Income from Affiliated Companies	6,811	8,066	7,097

Operating Income	21,107	14,016	12,100
Other Income	9	1	2

Income before Interest Expense and Federal Income Taxes	21,116	14,017	12,102
Interest Expense to a Wholly-owned Subsidiary of Overseas Shipholding Group, Inc.	(8,535)	(6,173)	(4,237)
Interest Expense, other	(4,077)	(4,512)	(4,987)

Income before Federal Income Taxes	8,504	3,332	2,878
Provision for Federal Income Taxes	768	1,325	1,007

Net Income	$7,736	$2,007	$1,871

Basic and Diluted Net Income per Share	$2,434.93	$1,873.81	$5,438.31

Shares Used in Computing Basic and Diluted Net Income per Share	3,177	1,071	344

Pro forma Net Income per Unit (unaudited)(1)	$1.15

Pro forma Weighted Average Units Outstanding (unaudited)(1)	6,700,277

(1)
Pro forma earnings per unit gives effect to our issuance of 6,697,100 common units, which, if issued, would have generated net proceeds in an amount that would have been sufficient to fund our payment of a $133.9 million deemed distribution to OSG which represents the excess of the value of the 30,000,000 partnership units and the 2% general partner interest, assuming an initial offering price of $20.00 per unit and underwriters discount and offering costs of $13.5 million, or $598.7 million, over the historical book value of the outstanding capital stock of the vessel-owning subsidiaries that own the vessels designated for our initial fleet adjusted for the pre-initial public offering transactions.

See notes to combined financial statements.

OSG AMERICA PREDECESSOR

PREDECESSOR COMBINED CARVE-OUT

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2006	2005	2004
	(In thousands)
Cash Flows from Operating Activities:
Net income	$7,736	$2,007	$1,871
Items included in net income not affecting cash flows:
Depreciation and amortization	21,592	14,553	10,811
Deferred federal income taxes	(1,153)	(3,075)	(1,034)
Undistributed earnings of affiliated companies	1,021	(838)	405
Other-net	(327)	(311)	696
Payments for drydocking	(5,835)	(115)	(2,739)
Changes in operating assets and liabilities:
(Increase) in receivables	(533)	(3,118)	(2,243)
(Increase)/Decrease in prepaid items	(26)	276	(558)
Increase/(Decrease) in accrued federal income taxes	(3,003)	2,360	(2,025)
Increase/(Decrease) in accounts payable and accrued expenses	(6,173)	8,061	1,957

Net cash provided by operating activities	13,299	19,800	7,141

Cash Flows from Investing Activities:
Expenditures for vessels	(4,623)	(74,116)	(43,012)
Acquisition of Maritrans Entities	(340,860)	—	—

Net cash (used in) investing activities	(345,483)	(74,116)	(43,012)

Cash Flows from Financing Activities:
Issuance of common stock	—	1,100	200
Repayment of debt	(5,938)	(5,180)	(4,326)
Changes in advances from affiliates	338,337	58,341	39,925

Net cash provided by financing activities	332,399	54,261	35,799

Net increase/(decrease) in cash and cash equivalents	215	(55)	(72)
Cash and cash equivalents at beginning of year	65	120	192

Cash and cash equivalents at end of year	$280	$65	$120

See notes to combined financial statements.

OSG AMERICA PREDECESSOR

PREDECESSOR COMBINED CARVE-OUT

STATEMENTS OF CHANGES IN STOCKHOLDER'S DEFICIENCY

	Common Stock
			Paid-In Additional Capital	Accumulated Deficit
	Shares	Amount			Total
	(Dollars in thousands)
Balance at December 31, 2003	200	$200	$—	$(157,404)	$(157,204)
Issuance of Stock	200	—	200		200
Net Income				1,871	1,871

Balance at December 31, 2004	400	200	200	(155,533)	(155,133)
Issuance of Stock	1,100	1	1,099		1,100
Net Income				2,007	2,007

Balance at December 31, 2005	1,500	201	1,299	(153,526)	(152,026)
Issuance of Stock	18,000	—
Net Income				7,736	7,736

Balance at December 31, 2006	19,500	$201	$1,299	$(145,790)	$(144,290)

See notes to combined financial statements.

OSG AMERICA PREDECESSOR

NOTES TO PREDECESSOR COMBINED CARVE-OUT

FINANCIAL STATEMENTS

Note A—Summary of Significant Accounting Policies:

1.    Basis of Presentation and Description of Business

        The accompanying predecessor combined carve-out financial statements include the accounts of certain wholly-owned subsidiaries of Overseas Shipholding Group, Inc. ("OSG"), a publicly traded company incorporated in Delaware (United States). Such subsidiaries (collectively "OSG America Predecessor," the "Predecessor" or the "Company"), which are incorporated in the United States, own and operate a U.S. flag fleet of eight tankers, seven articulated tug barges ("ATBs") and one conventional tug-barge unit ("CTB") and a 37.5% ownership interest in a joint venture, Alaska Tanker Company, LLC. Intercompany transactions have been eliminated in consolidation. Investments in 50% or less owned affiliated companies, in which we exercise significant influence, are accounted for by the equity method. These predecessor combined carve-out financial statements have been prepared to reflect the financial position, results of operations and cash flows of OSG America Predecessor, which owns or operates the vessels to be acquired by OSG America L.P.

        The following table provides details of the Company's vessels, included in these predecessor combined carve-out financial statements.

Vessel Name	Dwt	Initial Construction / Rebuild Date
Single-hulled Handysize Tankers
Overseas Puget Sound	50,861	1983
Overseas New Orleans	42,954	1983
Overseas Galena Bay	50,116	1982
Overseas Philadelphia	43,387	1982
Double-hulled Handysize Tankers
Overseas Maremar	47,225	1998
Overseas Luxmar	45,999	1998
Overseas Diligence	39,732	1977
Overseas Integrity	39,948	1975
Double-hulled ATBs (Barge / Tug)
M 254 / Intrepid	31,483	2002
M 252 / Navigator	31,605	2002
M 244 / Seafarer	29,042	2001
OSG 243 / OSG Independence	30,392	2007
OSG 242 / OSG Columbia	30,392	2007
M 214 / Honour	25,860	2004
M 209 / Enterprise	25,321	2005
Double-hulled CTBs (Barge/Tug)
M 192 / Freedom	22,017	1998

(1)
Initial construction/rebuild date refers only to barge, not the tug.

(2)
Tugs are shown paired with specific barges as per current and normal pairing. Tugs are largely interchangeable and may be reassigned as required for operational requirements.

On Order
Double-hulled Handysize Tankers
Overseas Houston	46,815	2007
Overseas Long Beach	46,817	2007
Overseas Los Angeles	46,000	2007
Overseas New York	46,000	2008
Overseas Texas City	46,000	2008
Overseas Boston	46,000	2009
Overseas Nikiski	46,000	2009
Overseas Anacortes	46,000	2010
Tugs
OSG Courageous	—	2008
OSG Endurance	—	2009

        The predecessor combined carve-out financial statements are prepared in accordance with generally accepted accounting principles in the United States. The assets, liabilities, results of operations and cash flows were carved out of the consolidated financial statements of OSG using specific identification. In the preparation of these predecessor carve-out financial statements, general and administrative expenses were not identifiable as relating to the vessels. General and administrative expenses, consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment were allocated based on the Company's proportionate share of OSG's total ship-operating days for each of the periods presented. Management believes these allocations reasonably present the financial position, results of operations and cash flows of OSG America Predecessor. However, the predecessor combined carve-out statements of financial position, operations and cash flow may not be indicative of those that would have been realized had OSG America Predecessor operated as an independent stand-alone entity for the periods presented. Had OSG America Predecessor operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

        OSG America Predecessor is engaged primarily in providing marine transportation services through the ownership and operation of a fleet of tankers and ATBs. Of the 16 vessels in the operating fleet, 14 operate in the Jones Act trade and two operate in the international market under the U.S. flag while participating in the Maritime Security Program. These two tankers are not eligible for Jones Act trading because they were not built in the United States. The management of OSG America Predecessor has determined that it operates in one segment.

2.    Cash and Cash Equivalents

        Interest-bearing deposits that are highly liquid investments and have a maturity of three months or less when purchased are included in cash and cash equivalents. The treasury functions of OSG are managed centrally. Accordingly, cash received by OSG America Predecessor (principally charter hire) is transferred to OSG for investment purposes, with a corresponding reduction in the advances from affiliates. Cash required by OSG America Predecessor (principally operating expenses and debt amortization) is transferred from OSG with a corresponding increase in the advances from affiliates.

3.    Vessels

        Vessels are recorded at cost and are depreciated to their estimated salvage value on the straight-line basis, using a vessel life ranging from 20 to 25 years. Each vessel's salvage value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton.

        Interest costs are capitalized to vessels during the period that vessels are under construction. Interest capitalized aggregated $167,000 in 2006.

4.    Deferred Drydock Expenditures

        Expenditures incurred during a drydocking are deferred and amortized on the straight-line basis over the period until the next scheduled drydocking, generally two and a half years. Expenditures for maintenance and repairs are expensed when incurred. Amortization of capitalized drydock expenditures, which is included in depreciation and amortization in the combined statements of operations, amounted to $3,384,000 in 2006, $1,666,000 in 2005 and $1,659,000 in 2004.

5.    Vessels under Capital Leases

        The Company charters in two vessels that it accounts for as capital leases. Amortization of capital leases is computed by the straight-line method over 22 years, which is the duration of the leases.

6.    Impairment of Long-Lived Assets

        The carrying amounts of long-lived assets held and used by OSG America Predecessor are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the asset's carrying amount. This assessment is made at the individual vessel level since separately identifiable cash flow information for each vessel is available. The amount of an impairment charge, if any, would be determined using discounted cash flows.

7.    Goodwill and Intangible Assets

        Goodwill and indefinite lived intangible assets acquired in a business combination are not amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. Intangible assets with estimable useful lives are amortized over their estimated useful lives. The Company's intangible assets, which consist primarily of long-term customer relationships acquired as part of the purchase of the Maritrans Entities, are being amortized on a straight line basis over 20 years. Accumulated amortization at December 31, 2006 and amortization for 2006 amounted to $389,000. Amortization of intangible assets for the five years subsequent to December 31, 2006 is expected to approximate $4,670,000 per annum.

8.    Revenue and Expense Recognition

        Revenues from time charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters, as service is performed. Voyage revenues and expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. A voyage charter agreement with a customer consists of sailing to the load port (the positioning leg), loading the cargo, sailing to the discharge port and discharging the cargo. The charter agreement requires the relevant vessel to proceed to the port or place as ordered by charterer in accordance with the contract. The vessel is, therefore, employed from the time it receives a contract until the last discharge point and a contract is not cancellable in the positioning leg, provided the Predecessor fulfills its contractual commitment. Accordingly, the voyage period commences upon departure from the discharge port of the vessel's previous cargo and ends upon the departure from the discharge port of the current cargo. The Predecessor generally enters into a charter agreement with a customer for the vessel's next voyage prior to the time of discharge for its previous voyage. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. OSG America Predecessor does not begin recognizing voyage revenue until a charter has been agreed to by both the Company and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

        Under voyage charters, expenses such as fuel, port charges, canal tolls and cargo handling operations are paid by OSG America Predecessor whereas, under time and bareboat charters, such voyage costs are paid by OSG America Predecessor's customers.

9.    Significant Customers

        During the three years ended December 31 2006, the Company derived revenues from certain major customers, each one representing more than 10% of revenues. In 2006, revenues from four customers aggregated 62% of total revenues. In 2005, revenues from four customers aggregated 85% of total revenues. In 2004, revenues from two customers aggregated 94% of total revenues. The Company does not necessarily derive 10% or more of its total revenues from the same group of customers each year.

10.    Income Taxes

        All of the companies included in OSG America Predecessor combined financial statements were included in the OSG consolidated group for U.S. income tax purposes for periods through December 31, 2006. OSG America Predecessor financial statements have been prepared on the basis that OSG was responsible for all taxes for the periods prior to January 1, 2002. The provisions for income taxes in OSG America Predecessor's combined financial statements have been determined on a separate-return basis for all periods presented. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are recorded, when appropriate, to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized by OSG America Predecessor. Current income taxes are provided on income reported for financial statement purposes adjusted for transactions that do not enter into the computations of income tax payable.

11.    Common Stock

        At December 31, 2006 and 2005, the wholly owned subsidiaries included in the Predecessor combined carve-out financial statements had authorized capital of 6,500 common registered shares

(1,300 shares were issued and outstanding) with $1.00 par value; 2,000 common registered shares (200 shares were issued and outstanding) with no par value; and, in connection with the November 28, 2006 acquisition of the Maritrans Entities, 18,000 common shares with a par value of $.01 per share, all of which were issued and outstanding at December 31, 2006.

12.    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

13.    Newly Issued Accounting Standards

        In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," an interpretation of Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. In addition, FIN 48 specifically excludes income taxes from the scope of Statement of Financial Accounting Standards Statement No. 5, "Accounting for Contingencies." FIN 48 applies to all tax positions related to income taxes that are subject to FAS 109, including tax positions considered to be routine. OSG America Predecessor, as required, will adopt FIN 48 effective January 1, 2007. The adoption of FIN 48 will not have a material effect on the OSG America Predecessor's earnings or financial position.

        In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 ("FAS 157"), "Fair Value Measurements." The standard provides guidance for using fair value to measure assets and liabilities in accordance with generally accepted accounting principles, and expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. OSG America Predecessor believes that the adoption of FAS 157 will not have a material effect on its earnings or financial position.

Note B—Maritrans Entities:

        On November 28, 2006, OSG acquired Maritrans Inc. ("Maritrans"), a leading U.S. flag crude oil and petroleum product shipping company that owned and operated one of the largest fleets of double hull vessels serving the East Coast and Gulf Coast trades. The operating results of certain wholly-owned subsidiaries of Maritrans, which we refer to collectively as the "Maritrans Entities", which were carved out of the consolidated financial statements of Maritrans, have been included in the Company's combined financial statements commencing November 29, 2006. The Maritrans Entities' fleet consisted of seven ATBs, one of which was in the process of being double-hulled, one conventional tug-barge unit and two tankers, all operating under the U.S. flag.

The following table summarizes the preliminary allocation of the purchase price to the fair value of the Maritrans Entities' assets and liabilities at the date of the acquisition (in thousands):

Assets:
Current assets, including receivables	$16,227
Vessels	299,737
Intangible assets subject to amortization	92,000
Goodwill	64,912

Total assets acquired	472,876

Liabilities:
Current liabilities, including current installments of long-term debt	14,976
Long-term debt	51,427
Deferred federal income taxes and other liabilities	65,613

Total liabilities assumed	132,016

Net assets acquired (cash consideration)	$340,860

        The purchase price allocation is preliminary and will be finalized by year-end 2007.

        The following unaudited pro forma financial information reflects the results of the Maritrans Entities acquisition as if it had occurred at the beginning of each of the periods presented during 2006 and 2005, after giving effect to purchase accounting adjustments:

	Year ended December 31,
	2006	2005
	(In thousands, except per share amounts)
Pro forma shipping revenues	$190,654	$153,108
Pro forma net income	11,305	5,432
Pro forma per share amounts:
Basic and diluted net income per share	$579.73	$284.85
Average shares outstanding during the period presented	19,500	19,071

        The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the dates indicated. These results do not reflect any synergies that might be achieved from the combined operations.

Note C—Alaska Tanker Company, LLC:

        In the first quarter of 1999, OSG, BP and Keystone Shipping Company formed Alaska Tanker Company, LLC ("ATC") to manage the vessels carrying Alaskan crude oil for BP. ATC, 37.5% of which is owned by OSG, provides marine transportation services in the environmentally sensitive Alaskan crude oil trade. Each member of ATC is entitled to receive its respective share of any incentive charter hire payable by BP to ATC. The Company accounts for its 37.5% interest in ATC according to the equity method.

A condensed summary of the assets and liabilities of ATC follows:

	As of December 31,
	2006	2005
	(In thousands)
Current assets	$36,811	$37,914

Total assets	$36,811	$37,914

Current liabilities	$36,711	$37,814
Equity	100	100

Total liabilities and equity	$36,811	$37,914

        A condensed summary of the results of operations of ATC follows:

	Year ended December 31,
	2006	2005	2004
	(In thousands)
Time charter equivalent revenues	$139,160	$164,719	$168,405
Ship operating expenses	(121,000)	(143,835)	(149,131)

Income from Vessel Operations—Net income	$18,160	$20,884	$19,274

Note D—Accounts Payable and Accrued Expenses:

        Accounts payable and accrued expenses consist of the following:

	As of December 31,
	2006	2005
	(In thousands)
Trade payables	$4,067	$—
Charter termination	—	5,000
Charter revenues received in advance	5,220	3,947
Payroll and benefits	1,345	1,566
Brokers commissions	162	204
Other	4,962	2,352

	$15,756	$13,069

Note E—Advances from Affiliates:

	As of December 31,
	2006	2005
	(In thousands)
Interest bearing loans	$167,093	$167,729
Non-interest bearing advances with no fixed terms of repayment	401,893	62,932

	$568,986	$230,661

        The interest bearing loans are payable to a wholly-owned subsidiary of OSG according to a floating rate revolving credit facility. Such facility, which has no stated maturity and accordingly has been classified as a long-term liability, provides for borrowings of up to $500,000,000. Borrowings bear interest based on the short-term Applicable Federal Rate published quarterly by the Internal Revenue Service of the United States. Interest is compounded quarterly. The effective interest rates on borrowings outstanding at December 31, 2006 and 2005 were 4.89% and 3.35%, respectively.

Note F—Taxes:

        In 2006, OSG made an election under the American Jobs Creation Act of 2004, effective for years commencing with 2005, to have its qualifying U.S. flag operations taxed under a new tonnage tax regime rather than under the usual U.S. corporate income tax regime. As a result of that election, the Predecessor's taxable income for U.S. income tax purposes with respect to the eligible U.S. flag vessels will not include income from qualifying shipping activities in U.S. foreign trade (i.e., transportation between the U.S. and foreign ports or between foreign ports).

        The significant components of the Company's deferred tax liabilities follow:

	As of December 31,
	2006	2005
	(In thousands)
Excess of book over tax basis of depreciable or amortizable assets—net	$72,204	$8,191
Costs capitalized and amortized for book, expensed for tax	1,474	576
Other—net	1,559	1,997

Total deferred tax liabilities (long-term)	$75,237	$10,764

        The components of the provision for federal income taxes follow:

	Year ended December 31,
	2006	2005	2004
	(In thousands)
Current	$1,921	$4,400	$2,041
Deferred	(1,153)	(3,075)	(1,034)

	$768	$1,325	$1,007

        Reconciliations of the actual federal income tax rate attributable to pretax income and the U.S. statutory income tax rate follow:

	Year ended December 31,
	2006	2005	2004
Actual federal income tax provision rate	9.0%	39.8%	35.0%
Adjustments:
Tonnage tax exclusion	27.6%	(4.8)%	—
Amortization of intangibles	(1.6)%	—	—

U.S. statutory income tax provision rate	35.0%	35.0%	35.0%

Note G—Debt:

        Debt consists of the following:

	As of December 31,
	2006	2005
	(In thousands)
5.1% to 6.3% fixed rate secured term loans, due through 2014	$55,400	—
Less current portion	(4,202)	—

Long-term portion	$51,198	—

        As of December 31, 2006 approximately 19.9% of the book value of the Company's vessels is pledged as collateral under the secured term loans.

        The term loans require the Company to maintain their properties in good condition, maintain specified insurance on its properties and business, and abide by other covenants, which are customary with respect to such borrowings.

        The aggregate annual principal payments required to be made on debt are as follows:

As of December 31, 2006
(In thousands)
2007	$4,202
2008	4,445
2009	3,007
2010	3,191
2011	3,385
Thereafter	37,170

$55,400

        Interest paid, excluding loans to affiliates and capitalized interest, amounted to $3,877,000 in 2006, $4,512,000 in 2005 and $4,987,000 in 2004.

Note H—Leases:

        Charters-in:

        As of December 31, 2006, the Company had commitments to bareboat charter-in ten vessels. Eight of such charter-ins are accounted for as operating leases. The future minimum commitments and related number of operating days under these operating leases are as follows:

	Amount	Operating Days
	(Dollars in thousands at December 31, 2006)
2007	$14,006	611
2008	33,111	1,476
2009	54,774	2,399
2010	67,467	2,906
2011	67,115	2,920
Thereafter	204,651	7,949

Net minimum lease payments	$441,124	18,261

        The future minimum commitments under two bareboat charters-in that are classified as capital leases are as follows:

(In thousands at December 31, 2006)
2007	$8,884
2008	9,692
2009	9,692
2010	9,692
2011	8,102

Net minimum lease payments	46,062
Less amount representing interest	(9,519)

Present value of net minimum lease payments	$36,543

        In June 2005, OSG signed agreements to bareboat charter ten Jones Act Product Tankers to be constructed by Aker Philadelphia Shipyard, Inc. ("APSI"). Agreements for eight of such vessels are included in OSG America Predecessor. Following construction, APSI will sell the vessels to leasing subsidiaries of American Shipping Corporation ("ASC"), an affiliate of APSI, which will bareboat charter the eight vessels to OSG America Predecessor for initial terms of five and seven years. The Company has extension options for the lives of the vessels. The charters provide for profit sharing with the owners of the vessels when revenues earned by such vessels exceed amounts defined in the charters. Two of these vessels, the Overseas Houston and Overseas Long Beach, have already been delivered from the shipyard, in February and June 2007, respectively. The remaining six vessels are scheduled to be delivered from the shipyard between late 2007 and early 2010. The bareboat charters will commence upon delivery of the vessels.

        Charters-out:

        The future minimum revenues, before reduction for brokerage commissions, expected to be received on noncancelable time charters and the related revenue days (revenue days represent calendar days, less days that vessels are not available for employment due to repairs, drydock or lay-up) are as follows:

	Amount	Revenue Days
	(Dollars in thousands at December 31, 2006)
2007	$90,856	2,755
2008	79,492	2,196
2009	95,999	2,341
2010	104,820	2,170
2011	88,638	1,807
Thereafter	115,195	2,410

Net minimum lease payments	$575,000	13,679

        Revenues from a time charter are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

        The scheduled future minimum revenues should not be construed to reflect total shipping revenues for any of the periods.

Note I—Pension Plans:

        OSG America Predecessor makes contributions to jointly managed (company and union) multi-employer pension plans covering seagoing personnel. The Employee Retirement Income Security Act of 1974 requires employers who are contributors to U.S. multi-employer plans to continue funding their allocable share of each plan's unfunded vested benefits in the event of withdrawal from or termination of such plans. Certain other seagoing personnel are covered under a defined contribution plan, the cost of which is funded as incurred. The costs of these plans were not material during the three years ended December 31, 2006.

Note J—Fair Value Of Financial Instruments:

        The fair value of the Company's fixed rate debt, including capital lease obligations, are estimated using discounted cash flow analyses, based on the rates currently available for debt with similar terms and remaining maturities.

	As of December 31,
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Debt	$91,943	$92,348	$42,266	$45,630

Note K—Commitments:

        As of December, 31, 2006, the Company had remaining commitments of $52,315,000 on non-cancelable contracts for the construction of two tugs (to be delivered in 2008 and 2009) and the double hulling of two existing barges (to be completed in 2007).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Overseas Shipholding Group, Inc.

        We have reviewed the interim predecessor condensed combined carve-out balance sheets of OSG America Predecessor (the "Company") as of June 30, 2007 and the related interim predecessor condensed combined carve-out statements of operations and cash flows for the six month periods ended June 30, 2007 and 2006, and the interim predecessor condensed combined carve-out statement of changes in stockholder's deficiency for the six month period ended June 30, 2007. These interim predecessor condensed combined carve-out financial statements are the responsibility of the Company's management.

        We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

        Based on our review, we are not aware of any material modifications that should be made to the interim predecessor condensed combined carve-out financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

        We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the predecessor combined carve-out balance sheet of OSG America Predecessor as of December 31, 2006 and the related predecessor combined carve-out statements of operations, changes in stockholder's deficiency and cash flows for the year then ended, and in our report dated September 14, 2007, we expressed an unqualified opinion on those predecessor combined carve-out financial statements. In our opinion, the information set forth in the accompanying predecessor condensed combined carve-out balance sheet as of December 31, 2006 is fairly stated, in all material respects, in relation to the predecessor combined carve-out balance sheet from which it has been derived.

Ernst & Young LLP

New York, NY
September 14, 2007

OSG AMERICA PREDECESSOR

INTERIM PREDECESSOR CONDENSED COMBINED CARVE-OUT BALANCE SHEETS

	Pro Forma As of June 30, 2007(1)	As of June 30, 2007	As of December 31, 2006
	(Unaudited)	(Unaudited)
	(In thousands)
Current Assets:
Cash and cash equivalents		$280	$280
Voyage receivables		21,841	18,407
Other receivables		2,748	2,083
Other current assets		5,838	3,225

Total Current Assets		30,707	23,995
Vessels, at cost		437,796	420,217
Less: accumulated depreciation		42,933	27,264

Vessels, net		394,863	392,953
Vessels under capital lease, at cost		101,768	100,743
Less: accumulated depreciation		77,629	74,994

Vessels under capital lease, net		24,139	25,749
Deferred drydock expenditures, net		6,552	4,212
Investment in Alaska Tanker Company, LLC		2,296	6,848
Intangibles, net		89,278	91,611
Goodwill		65,033	64,912
Other assets		5,205	677

Total Assets		$618,073	$610,957

Liabilities and Stockholder's Deficiency
Current Liabilities:
Accounts payable and accrued expenses	$150,113	$16,171	$15,756
Accrued federal income taxes	3,492	3,492	3,325
Current portion of debt	4,322	4,322	4,202
Current obligations under capital lease	6,065	6,065	5,771

Total Current Liabilities	163,992	30,050	29,054
Long-term debt	49,007	49,007	51,198
Long-term obligations under capital lease	27,395	27,395	30,772
Advances from affiliated companies	50,000	575,756	568,986
Deferred federal income taxes	72,968	72,968	75,237
Other non-current liabilities	310	310	—
Stockholder's Deficiency:
Total Liabilities and Stockholder's Deficiency	254,401	(137,413)	(144,290)

	$618,073	$618,073	$610,957

(1)
Pro forma gives effect to OSG's contribution to our capital of $525.8 million of advances from affiliates and our payment of a $133.9 million deemed distribution to OSG which represents the excess of the value of the 30,000,000 partnership units and the 2% general partner interest, assuming an initial offering price of $20.00 per unit and underwriters discount and offering costs of $13.5 million, or $598.7 million, over the historical book value of the outstanding capital stock of the vessel-owning subsidiaries that own the vessels designated for our initial fleet, adjusted for the pre-initial public offering transactions.

See notes to combined financial statements.

OSG AMERICA PREDECESSOR

INTERIM PREDECESSOR CONDENSED COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

(Unaudited)

	Six Months Ended June 30,
	2007	2006
	(Dollars in thousands, except per share amounts)
Shipping Revenues:
Time and bareboat charter revenues	$47,426	$19,990
Voyage charter revenues	51,674	17,847

	99,100	37,837

Operating Expenses:
Voyage expenses	14,844	4,402
Vessel expenses	36,112	13,193
Bareboat charter expenses	3,009	—
Depreciation and amortization	22,464	9,497
General and administrative allocated from Overseas Shipholding Group, Inc.	10,112	3,339

Total Operating Expenses	86,541	30,431

Income from Vessel Operations	12,559	7,406
Equity in Income from Affiliated Companies	2,258	2,991

Operating Income	14,817	10,397
Other Income/(Expense)	(8)	9

Income before Interest Expense and Federal Income Taxes	14,809	10,406
Interest Expense to a Wholly-owned Subsidiary of Overseas Shipholding Group, Inc.	(4,170)	(3,937)
Interest Expense, other	(2,538)	(2,056)

Income before Federal Income Taxes	8,101	4,413
Provision/(Credit) for Federal Income Taxes	1,224	(264)

Net Income	$6,877	$4,677

Basic and Diluted Net Income per Share	$352.65	$3,117.74

Shares Used in Computing Basic and Diluted Net Income per Share	19,500	1,500

Pro forma Net Income per Unit	$1.02

Pro forma Weighted Average Units Outstanding(1)	6,716,600

(1)
Pro forma earnings per unit gives effect to our issuance of 6,697,100 common units, which, if issued, would have generated net proceeds in an amount that would have been sufficient to fund our payment of a $133.9 million deemed distribution to OSG which represents the excess of the value of the 30,000,000 partnership units and the 2% general partner interest, assuming an initial offering price of $20.00 per unit and underwriting discount and offering costs of $13.5 million, or $598.7 million, over the historical book value of the outstanding capital stock of the vessel-owning subsidiaries that own the vessels designated for our initial fleet, adjusted for the pre-initial public offering transactions.

See notes to combined financial statements.

OSG AMERICA PREDECESSOR

INTERIM PREDECESSOR CONDENSED COMBINED CARVE-OUT
STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2007	2006
	(In thousands)
Cash Flows from Operating Activities:
Net income	$6,877	$4,677
Items included in net income not affecting cash flows:
Depreciation and amortization	22,464	9,497
Deferred federal income taxes	(2,268)	(928)
Undistributed earnings of affiliated companies	4,552	4,840
Other-net	—	(225)
Payments for drydocking	(4,288)	(5,681)
Changes in operating assets and liabilities:
(Increase)/Decrease in receivables	(4,099)	(272)
Increase in other current assets	(2,613)	(635)
Decrease in accrued federal income taxes	168	(3,737)
Decrease in accounts payable, accrued expenses and other liabilities	722	(5,065)

Net cash provided by/(used in) operating activities	21,515	2,471

Cash Flows from Investing Activities:
Expenditures for vessels	(22,480)	(3,544)

Net cash (used in) investing activities	(22,480)	(3,544)

Cash Flows from Financing Activities:
Repayment of debt	(5,154)	(2,790)
Changes in advances from affiliates	6,119	3,998

Net cash provided by financing activities	965	1,208

Net change in cash and cash equivalents	—	135
Cash and cash equivalents at beginning of year	280	65

Cash and cash equivalents at end of period	$280	$200

See notes to combined financial statements.

OSG AMERICA PREDECESSOR

INTERIM PREDECESSOR CONDENSED COMBINED CARVE-OUT STATEMENT OF
CHANGES IN STOCKHOLDER'S DEFICIENCY

(Unaudited)

	Common Registered Stock
			Paid-in Additional Capital	Accumulated Deficit
	Shares	Amount			Total
	(Dollars in thousands)
Balance at January 1, 2007	19,500	$201	$1,299	$(145,790)	$(144,290)
Net Income				6,877	6,877

Balance at June 30, 2007	19,500	$201	$1,299	$(138,913)	$(137,413)

See notes to combined financial statements.

OSG AMERICA PREDECESSOR

NOTES TO INTERIM PREDECESSOR CONDENSED COMBINED CARVE-OUT

FINANCIAL STATEMENTS

JUNE 30, 2007

Note A—Summary of Significant Accounting Policies:

1.    Basis of Presentation and Description of Business

        The accompanying unaudited interim predecessor combined carve-out financial statements include the accounts of certain wholly-owned subsidiaries of Overseas Shipholding Group, Inc. ("OSG"), a publicly traded company incorporated in Delaware (United States). Such subsidiaries (collectively "OSG America Predecessor," the "Predecessor" or the "Company"), which are incorporated in United States, own and operate a U.S. flag fleet consisting of ten tankers, seven articulated tug barges ("ATBs"), one of which is in the process of being double hulled, and one conventional tug-barge unit ("CTB") and a 37.5% ownership interest in a joint venture, Alaska Tanker Company, LLC. These unaudited interim predecessor combined carve-out financial statements have been prepared to reflect the financial position, results of operations and cash flows of OSG America Predecessor, which owns or operates the vessels to be acquired by OSG America L.P.

        The following table provides details of the Company's vessels, included in these interim predecessor combined carve-out financial statements.

Vessel Name	Dwt	Initial Construction / Rebuild Date
Single-hulled Handysize Tankers
Overseas Puget Sound	50,861	1983
Overseas New Orleans	42,954	1983
Overseas Galena Bay	50,116	1982
Overseas Philadelphia	43,387	1982
Double-hulled Handysize Tankers
Overseas Long Beach	46,817	2007
Overseas Houston	46,815	2007
Overseas Maremar	47,225	1998
Overseas Luxmar	45,999	1998
Overseas Diligence	39,732	1977
Overseas Integrity	39,948	1975
Double-hulled ATBs (Barge / Tug)
M 254 / Intrepid	31,483	2002
M 252 / Navigator	31,605	2002
M 244 / Seafarer	29,042	2001
OSG 243 / OSG Independence	30,392	2007
OSG 242 / OSG Columbia	30,392	2007
M 214 / Honour	25,860	2004
M 209 / Enterprise	25,321	2005
Double-hulled CTBs (Barge / Tug)
M 192 / Freedom	22,017	1998

  (1)
  Initial construction/rebuild date refers only to barge, not the tug.

  (2)
  Tugs are shown paired with specific barges as per current and normal pairing. Tugs are largely interchangeable and may be reassigned as required for operational requirements.

On Order
Double-hulled Handysize Tankers
Overseas Los Angeles	46,000	2007
Overseas New York	46,000	2008
Overseas Texas City	46,000	2008
Overseas Boston	46,000	2009
Overseas Nikiski	46,000	2009
Overseas Anacortes	46,000	2010
Tugs
OSG Courageous	—	2008
OSG Endurance	—	2009

        The accompanying unaudited predecessor combined carve-out financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007.

        OSG America Predecessor is engaged primarily in providing marine transportation services through the ownership and operation of a fleet of tankers and ATBs. Of the 18 vessels in the operating fleet, 16 operate in the Jones Act trade and two operate in the international market under the U.S. flag while participating in the Maritime Security Program. These two tankers are not eligible for Jones Act trading because they were not built in the United States. The management of OSG America Predecessor has determined that it operates in one segment.

        For further information, refer to the predecessor combined financial statements and footnotes thereto for the year ended December 31, 2006 included elsewhere in this prospectus.

2.    Newly Issued Accounting Standards

        In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 ("FAS 157"), "Fair Value Measurements." The standard provides guidance for using fair value to measure assets and liabilities in accordance with generally accepted accounting principles, and expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. OSG

America Predecessor believes that the adoption of FAS 157 will not have a material effect on its earnings or financial position.

Note B—Change in Accounting Principle:

        In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," an interpretation of Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. In addition, FIN 48 specifically excludes income taxes from the scope of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." FIN 48 applies to all tax positions related to income taxes that are subject to FAS 109, including tax positions considered to be routine. The Company, as required, adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company's earnings or financial position.

Note C—Maritrans Entities:

        On November 28, 2006, OSG acquired Maritrans Inc. ("Maritrans"), a leading U.S. flag crude oil and petroleum product shipping company that owned and operated one of the largest fleets of double hull vessels serving the East Coast and Gulf Coast trades. The operating results of certain wholly-owned subsidiaries of Maritrans, which we refer to collectively as the "Maritrans Entities", which were carved out of the consolidated financial statements of Maritrans, have been included in the Company's combined financial statements commencing November 29, 2006. The Maritrans Entities' fleet consisted of seven ATBs, one of which was in the process of being double-hulled, one conventional tug-barge unit and two tankers, all operating under the U.S. flag.

        The following table summarizes the preliminary allocation of the purchase price to the fair value of the Maritrans Entities' assets and liabilities at the date of the acquisition (in thousands):

Assets:
Current assets, including receivables	$16,227
Vessels	300,267
Intangible assets subject to amortization	92,000
Goodwill	65,033

Total assets acquired	473,527

Liabilities:
Current liabilities, including current installments of long term debt	14,976
Long term debt	51,427
Deferred federal income taxes and other liabilities	65,613

Total liabilities assumed	132,016

Net assets acquired (cash consideration)	$341,511

        The purchase price allocation is preliminary and will be finalized by year-end 2007.

        The following pro forma financial information reflects the results for the six months ended June 30, 2006, as if the Maritrans Entities acquisition had occurred on January 1, 2006, after giving effect to purchase accounting adjustments (in thousands, except per share amounts):

Pro forma shipping revenues	$89,025
Pro forma net income	$5,855
Pro forma per share amounts:
Basic and diluted net income per share	$300.26
Average shares outstanding	19,500

        The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 2006. These results do not reflect any synergies that might be achieved from the combined operations.

Note D—Alaska Tanker Company, LLC:

        In the first quarter of 1999, OSG, BP and Keystone Shipping Company formed Alaska Tanker Company, LLC ("ATC") to manage the vessels carrying Alaskan crude oil for BP. ATC, 37.5% of which is owned by OSG, provides marine transportation services in the environmentally sensitive Alaskan crude oil trade. Each member of ATC is entitled to receive its respective share of any incentive charter hire payable by BP to ATC. The Company accounts for its 37.5% interest in ATC according to the equity method.

Note E—Advances from Affiliates:

	June 30, 2007	December 31, 2006
	(In thousands)
Interest bearing loans	$181,381	$167,093
Non-interest bearing advances with no fixed terms of repayment	394,375	401,893

	$575,756	$568,986

        The interest bearing loans are payable to a wholly-owned subsidiary of OSG according to a floating rate revolving credit facility. Such facility, which has no stated maturity and accordingly, has been classified as a long-term liability, provides for borrowings of up to $500,000,000. Borrowings bear interest based on the short-term Applicable Federal Rate published quarterly by the Internal Revenue Service of the United States. Interest is compounded quarterly. The effective interest rates on borrowings outstanding at June 30, 2007 and December 31, 2006 were 5.25% and 4.89%, respectively.

Note F—Taxes:

        The components of the provision/(credit) for federal income taxes follow:

	Six months ended June 30,
	2007	2006
	(In thousands)
Current	$3,492	$664
Deferred	(2,268)	(928)

	$1,224	$(264)

Note G—Debt:

        As of June 30, 2007 approximately 19.4% of the book value of the Company's vessels is pledged as collateral under the secured term loans. The term loans require the Company to maintain their properties in good condition, maintain specified insurance on its properties and business, and abide by other covenants, which are customary with respect to such borrowings.

        Interest paid, excluding loans to affiliates and capitalized interest, amounted to $2,556,000 for the six months ended June 30, 2007 and $2,056,000 for the six months ended June 30, 2006.

Note H—Commitments:

        As of June 30, 2007, the Company had remaining commitments of $36,051,000 on non-cancelable contracts for the construction of two tugs (to be delivered in 2008 and 2009) and the double hulling of one existing barge (to be completed in 2007).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Overseas Shipholding Group, Inc.

        We have audited the accompanying combined carve-out balance sheets as of November 28, 2006 and December 31, 2005 of the corporations listed in Note A, and the related combined carve-out statements of operations, changes in stockholder's equity and cash flows for the period from January 1, 2006 to November 28, 2006 and the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the companies' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the companies' internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position at November 28, 2006 and December 31, 2005, of the corporations listed in Note A and the combined results of their operations and their cash flows for the period from January 1, 2006 to November 28, 2006 and the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP
Certified Public Accountants

Tampa, FL
August 6, 2007

MARITRANS ENTITIES

COMBINED CARVE-OUT BALANCE SHEETS

	As of November 28, 2006	As of December 31, 2005
	(In thousands)
Assets
Current Assets:
Trade accounts receivable	$10,634	$9,913
Other receivables	1,988	1,167
Inventories	1,571	1,196
Prepaid expenses and other current assets	1,169	1,255

Total Current Assets	15,362	13,531
Vessels and equipment, at cost	352,435	322,585
Less: accumulated depreciation	(157,313)	(142,183)

Vessels and equipment, net	195,122	180,402

Deferred drydock expenditures, net	11,612	12,756
Advances to affiliates	—	4,731
Other assets	188	211

Total Assets	$222,284	$211,631

Liabilities and Stockholder's Equity
Current Liabilities:
Accounts payable	$5,162	$6,184
Accrued wages and benefits	900	393
Accrued federal income taxes	1,404	—
Other accrued liabilities	2,430	1,934
Debt due within one year	4,189	3,973

Total Current Liabilities	14,085	12,484
Long-term debt	51,427	55,400
Advances from affiliates	9,441	—
Deferred income taxes	34,519	34,176
Stockholder's Equity:
Common stock, $.01 par value	—	—
Capital in excess of par value	88,755	88,755
Retained earnings	24,057	20,816

Total Stockholder's Equity	112,812	109,571

Total Liabilities and Stockholder's Equity	$222,284	$211,631

See notes to combined financial statements.

MARITRANS ENTITIES

COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

		Year ended December 31,
	Period from January 1, 2006 to November 28, 2006
		2005	2004
	(In thousands)
Shipping Revenues	$101,802	$103,268	$86,666

Operating Expenses:
Voyage expenses	26,280	27,455	20,520
Vessel expenses	38,119	35,334	32,471
Depreciation and amortization	22,448	24,372	24,814
General and administrative allocated from Maritrans Inc.	7,857	8,326	7,811

Total Operating Expenses	94,704	95,487	85,616

Operating Income	7,098	7,781	1,050
Interest Expense, net of capitalized interest	2,110	2,943	2,046

Income/(Loss) before Federal Income Taxes	4,988	4,838	(996)
Provision/(Credit) for Federal Income Taxes	1,747	1,757	(300)

Net Income/(Loss)	$3,241	$3,081	$(696)

See notes to combined financial statements.

MARITRANS ENTITIES

COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

	Period from January 1, 2006 to November 28, 2006
		Year ended December 31,
		2005	2004
	(In thousands)
Cash Flows from Operating Activities:
Net income/(Loss)	$3,241	$3,081	$(696)
Items included in net income/(loss) not affecting cash flows:
Depreciation and amortization	22,448	24,372	24,814
Provision for deferred income taxes	343	2,230	2,288
Payments for drydocking	(6,174)	(14,188)	(1,274)
Changes in operating assets and liabilities:
(Increase)/Decrease in receivables, inventories and prepaid expenses	(1,808)	3,021	(9,580)
Increase/(Decrease) in current liabilities, other than debt	1,385	2,356	(189)

Net cash provided by operating activities	19,435	20,872	15,363

Cash Flows from Investing Activities:
Expenditures for vessels and equipment	(29,850)	(35,554)	(32,670)

Net cash (used in) investing activities	(29,850)	(35,554)	(32,670)

Cash Flows from Financing Activities:
Issuance of debt	—	—	29,500
Repayment of debt	(3,757)	(3,756)	(2,965)
Changes in advances to/from affiliates	14,172	18,438	(9,228)

Net cash provided by financing activities	10,415	14,682	17,307

Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of period	$—	$—	$—

See notes to combined financial statements.

MARITRANS ENTITIES

COMBINED CARVE-OUT STATEMENTS OF CHANGES
IN STOCKHOLDER'S EQUITY

	Common Stock
			Capital in Excess of par value	Retained Earnings
	Shares	Amount			Total
	(In thousands)
Balance at December 31, 2003	18	$—	$88,755	$18,431	$107,186
Net Loss				(696)	(696)

Balance at December 31, 2004	18	—	88,755	17,735	106,490
Net Income				3,081	3,081

Balance at December 31, 2005	18	—	88,755	20,816	109,571
Net Income				3,241	3,241

Balance at November 28, 2006	18	$—	$88,755	$24,057	$112,812

See notes to combined financial statements.

MARITRANS ENTITIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note A—Summary of Significant Accounting Policies:

1.    Basis of presentation and description of business

        The accompanying combined carve-out financial statements include the accounts of certain wholly-owned subsidiaries of Maritrans Inc. ("Maritrans"), a company incorporated in Delaware (United States) that was publicly traded on the New York Stock exchange prior to its acquisition by Overseas Shipholding Group, Inc. on November 28, 2006. Such subsidiaries (collectively the "Maritrans Entities" or the "Company"), which are incorporated in the United States, own and operate a U.S. flag fleet of seven articulated tug barges ("ATBs"), one conventional tug-barge unit ("CTB") and two tankers. These combined carve-out financial statements have been prepared to reflect the financial position, results of operations and cash flows of the Maritrans Entities, which owned and operated certain of the vessels to be acquired by OSG America L.P.

        Generally, contracts were entered into by Maritrans on behalf of the Maritrans Entities. For purposes of the combined financial statements and footnote disclosures, we refer to these contracts as if they were entered into by the Maritrans Entities.

        The following table provides details of the Maritrans Entities vessels included in these combined carve-out financial statements.

Vessel Name	Dwt	Initial Construction/ Rebuild Date
Double-hulled Handysize Tankers
Overseas Diligence	39,948	1977
Overseas Integrity	39,948	1975
Double-hulled ATBs (Barge/Tug)
M 254 / Intrepid	31,483	2002
M 252 / Navigator	31,069	2002
M 244 / Seafarer	29,042	2001
OSG 243 / OSG Independence	30,392	2007
OSG 242 / OSG Columbia	30,392	2007
M 214 / Honour	25,860	2004
M 209 / Enterprise	25,321	2005
Double-hulled CTBs (Barge/Tug)
M 192 / Freedom	22,017	1998
On Order Tugs
OSG Courageous	—	2008
OSG Endurance	—	2009

(1)
Initial construction/rebuild date for the ATBs refers to year of double-hulling of the barge, not the tug.

(2)
Tugs are shown paired with specific barges in ATB units as per current and normal pairing. Tugs are largely interchangeable and may be reassigned as required for operational requirements.

        The combined carve-out financial statements are prepared in accordance with generally accepted accounting principles in the United States. Generally, the assets, liabilities, results of operations and cash flows were carved out of the consolidated financial statements of Maritrans using specific identification. In the preparation of these carve-out financial statements, general and administrative expenses were not identifiable as relating to the vessels. General and administrative expenses and shore-side support expenses (which are included in vessel expenses in the combined statements of operations), consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment were allocated based on the Maritrans Entities' proportionate share of Maritrans total ship-operating days for each of the periods presented. Interest expense under a secured revolving credit facility maintained by Maritrans was allocated based on the proportionate share of the fair value of the Maritrans Entities' vessels included in the collateral pool. Management believes these allocations reasonably present the financial position, results of operations and cash flows of the Maritrans Entities. However, the combined carve-out statements of financial position, operations and cash flow may not be indicative of those that would have been realized had the Maritrans Entities operated as an independent stand-alone entity for the periods presented. Had the Maritrans Entities operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

        The Maritrans Entities own and operate oceangoing petroleum tank barges, tugboats and oil tankers used principally in the transportation of oil and related products along the Gulf and Atlantic coasts. The nature of services provided, the customer base, the regulatory environment and the economic characteristics of the vessels' operations are similar, and the vessels are moved among the operating locations as business and customer factors dictate. Therefore, management has determined that the Maritrans Entities operate in one segment.

2.    Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    Vessels and equipment

        Vessels are recorded at cost and are depreciated on the straight-line basis for a period of up to 25 years.

        Interest costs are capitalized to vessels during the period that vessels are under construction. Interest capitalized aggregated $992,000 in the period from January 1, 2006 to November 28, 2006, $741,000 in 2005 and $1,152,000 in 2004.

4.    Deferred drydock expenditures

        Expenditures incurred during a drydocking are deferred and amortized on the straight-line basis over the period until the next scheduled drydocking, generally two and a half years. Expenditures for maintenance and repairs are expensed when incurred. Amortization of capitalized drydock expenditures, which is included in depreciation and amortization in the combined statements of operations, amounted to $7,318,000 in the period from January 1, 2006 to November 28, 2006, $8,086,000 in 2005 and $10,643,000 in 2004.

5.    Impairment of long-lived assets

        The carrying amounts of long-lived assets held and used by the Maritrans Entities are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the asset's carrying amount. This assessment is made at the individual vessel level since separately identifiable cash flow information for each vessel is available. The amount of an impairment charge, if any, would be determined using discounted cash flows.

6.    Revenue and expense recognition

        The Maritrans Entities record revenue when services are rendered, charter agreements have been signed or there is evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. The Maritrans Entities earn revenues under time charters and affreightment/voyage contracts. Revenues from time charters are earned and recognized on a daily basis over the rental periods of such charters. Revenues for affreightment/voyage contracts are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. The Company does not begin recognizing voyage revenue until a charter has been agreed to by both the Company and the customer.

        Under voyage charters, expenses such as fuel, port charges, canal tolls and cargo handling operations are paid by the Maritrans Entities whereas, under time and bareboat charters, such voyage costs are paid by the customers of the Maritrans Entities.

7.    Significant customers

        During the period from January 1, 2006 to November 28, 2006, the Maritrans Entities derived revenues aggregating 89% of total revenues from five customers, each one representing more than 10% of revenues. In 2005, revenues from four customers aggregated 65% of total revenues and in 2004, revenues from two customers aggregated 36% of total revenues. The Maritrans Entities do not necessarily derive 10% or more of its total revenues from the same group of customers each year.

8.    Income taxes

        All of the companies included in the combined financial statements have been included in the Maritrans consolidated group for U.S. income tax purposes for periods through November 28, 2006. The Company's financial statements have been prepared on the basis that Maritrans was responsible for all taxes related to periods prior to January 1, 2004. The provisions for income taxes in the Company's combined financial statements has been determined on a separate-return basis for all periods. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are recorded, when appropriate, to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized by the Company. Current income taxes are provided on income reported for financial statement purposes adjusted for transactions that do not enter into the computations of income tax payable.

9.    Common stock

        Each of the subsidiaries included in the combined carve-out financial statements had authorized capital of 1,000 common shares with a par value of $.01 per share. Upon incorporation, each such subsidiary issued these shares to a wholly-owned subsidiary of Maritrans in exchange for an investment of $10.

10.    Newly issued accounting standards

        In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," an interpretation of Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. In addition, FIN 48 specifically excludes income taxes from the scope of Statement of Financial Accounting Standards Statement No. 5, "Accounting for Contingencies." FIN 48 applies to all tax positions related to income taxes that are subject to FAS 109, including tax positions considered to be routine. The Maritrans Entities, as required, will adopt FIN 48 effective January 1, 2007. The adoption of FIN 48 will not have a material effect on the Maritrans Entities earnings or financial position.

        In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 ("FAS 157"), "Fair Value Measurements." The standard provides guidance for using fair value to measure assets and liabilities in accordance with generally accepted accounting principles, and expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. Management believes that the adoption of FAS 157 will not have a material effect on the Maritrans Entities earnings or financial position.

Note B—Advances to/from affiliates:

        The treasury functions of Maritrans were managed centrally. Accordingly, cash received by the Maritrans Entities (principally charter hire) was transferred to Maritrans for investment purposes, with a corresponding increase in the advances to affiliates. Cash required by the Maritrans Entities (principally operating expenses, expenditures for vessels and debt amortization) was transferred from Maritrans with a corresponding reduction in the advances to affiliates. Advances to/from affiliates are non-interest bearing with no fixed terms of repayment.

Note C—Taxes:

        The significant components of the Maritrans Entities deferred tax liabilities follow:

	As of November 28, 2006	As of December 31, 2005
	(In thousands)
Excess of book over tax basis of depreciable or amortizable assets—net	$30,339	$29,584
Costs capitalized and amortized for book, expensed for tax	4,180	4,592

Total deferred tax liabilities (long-term)	$34,519	$34,176

        The components of the provision/(credit) for federal income taxes for the period from January 1 to November 28, 2006, and for the years ended December 31, 2005 and December 31, 2004 follow:

	Period from January 1, 2006 to November 28, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	(In thousands)
Current	$1,404	$(473)	$(2,588)
Deferred	343	2,230	2,288

	$1,747	$1,757	$(300)

Note D—Debt:

        Debt consists of the following:

	As of November 28, 2006	As of December 31, 2005
	(In thousands)
5.1% to 6.3% fixed rate secured term loans, due through January 2014	$55,616	$59,373
Less current portion	(4,189)	(3,973)

Long-term portion	$51,427	$55,400

        In September 2003, the Maritrans Entities entered into two financing agreements. The first agreement consists of a $7.3 million loan with Lombard US Equipment Financing Corp. with a five-year amortization. The other agreement also consists of a $29.5 million loan with Fifth Third Bank with a 9.5-year amortization and a 50% balloon payment at the end of the term.

        In June 2004, the Maritrans Entities entered into a $29.5 million term loan with Fifth Third Bank. The debt has a 9.5-year amortization and a 55% balloon payment at the end of the term.

        The term loans require the Maritrans Entities to maintain their properties in good condition, maintain specified insurance on its properties and business, and abide by other covenants, which are customary for such borrowings. The term loans also required the parent of the Maritrans Entities to meet certain minimum financial covenants. The Maritrans Entities were in compliance with all applicable covenants at November 28, 2006.

        As of November 28, 2006, approximately 78% of the net book value of the Company's vessels is pledged as collateral under the secured term loans and a secured revolving credit facility maintained by Maritrans.

        Interest paid, excluding capitalized interest, amounted to $2,286,000 in the period from January 1, 2006 to November 28, 2006, $2,951,000 in 2005 and $2,016,000 in 2004.

        Management has determined that the carrying value of long-term debt approximates its fair value because the fixed rates on the debt approximate rates currently available for debt with similar terms and remaining maturities.

        The maturity schedule for outstanding indebtedness under existing debt agreements at November 28, 2006 is as follows:

(In thousands)
November 29, 2006 to December 31, 2007	$4,418
2008	4,445
2009	3,007
2010	3,191
2011	3,385
Thereafter	37,170

$55,616

Note E—Commitments:

        As of November 28, 2006, the Maritrans Entities had remaining commitments of approximately $52,000,000 on non-cancelable contracts for the construction of two tugs and the double hulling of two barges, the OSG 242 and the OSG 243, scheduled for delivery between 2007 and 2009.

Note F—Pension Plans:

        The Maritrans Entities make contributions to jointly managed (company and union) multi-employer pension plans covering seagoing personnel. The Employee Retirement Income Security Act of 1974 requires employers who are contributors to U.S. multi-employer plans to continue funding their allocable share of each plan's unfunded vested benefits in the event of withdrawal from or termination of such plans. The costs of these plans were not material during any of the periods included in the accompanying statements of operations.

Note G—Subsequent Event:

        On November 28, 2006, Maritrans, the ultimate parent of the Maritrans Entities, was acquired by Overseas Shipholding Group, Inc.

INDEPENDENT AUDITORS' REPORT

The Members
Alaska Tanker Company, LLC

        We have audited the accompanying balance sheets of Alaska Tanker Company, LLC (a Delaware limited liability company) as of December 31, 2006 and 2005, and the related statements of operations, members' equity, and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alaska Tanker Company, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

KPMG LLP
Portland, Oregon
May 8, 2007

ALASKA TANKER COMPANY, LLC

BALANCE SHEETS

	As of December 31,
	2006	2005
Assets
Current assets:
Cash	$6,130,228	3,228,394
Due from members:
BP Oil	29,165,226	33,020,322
OSG	5,158	630,203
Other receivables	73,768	6,866
Prepaid expenses	1,436,237	1,027,770

Total assets	$36,810,617	37,913,555

Liabilities and Members' Equity
Current liabilities:
Checks outstanding in excess of cash deposits	$—	2,356,361
Accounts payable	6,259,944	1,665,178
Accrued expenses (note 4)	12,290,850	12,907,650
Accrued dividend to members	18,159,823	20,884,366

Total liabilities	36,710,617	37,813,555
Commitments and contingencies (note 6)	—	—
Members' equity	100,000	100,000

Total liabilities and members' equity	$36,810,617	37,913,555

See accompanying notes to financial statements.

ALASKA TANKER COMPANY, LLC

STATEMENTS OF OPERATIONS

	Year ended December 31,
	2006	2005	2004
Revenues	$136,287,792	160,767,828	158,901,624
Predelivery revenues (outside of time charters)	2,871,765	3,951,222	9,503,842

Total revenues	139,159,557	164,719,050	168,405,466
Cost of operations
Payroll	30,899,151	38,389,245	41,528,925
Consumables	3,218,657	3,136,940	3,757,549
Insurance, net	1,699,149	1,874,574	1,746,312
Vessel repairs	6,247,026	6,668,430	9,557,728
Drydock and customs	7,083,307	1,862,630	6,799,410
Fuel	39,427,153	53,528,517	44,568,592
Port charges	15,190,016	18,824,079	16,843,889
Other	3,774,272	3,208,847	3,729,893
New build expenses (projects outside warranty)	1,180,093	—	—

Total cost of operations	108,718,824	127,493,262	128,532,298
Administrative costs	8,988,573	10,108,147	11,094,940
Predelivery expenses (outside of time charters)	2,871,765	3,951,222	9,503,842
Severance costs	420,572	2,282,053	—

Net income	$18,159,823	20,884,366	19,274,386

Dividend declared to members	$18,159,823	20,884,366	19,274,386

See accompanying notes to financial statements.

ALASKA TANKER COMPANY, LLC

STATEMENTS OF MEMBERS' EQUITY

Years ended December 31, 2006, 2005 and 2004

	BP Oil	OSG	Keystone	Total
Balance, December 31, 2003	$25,000	37,500	37,500	100,000
Net income	4,818,596	7,227,895	7,227,895	19,274,386
Dividend to members	(4,818,596)	(7,227,895)	(7,227,895)	(19,274,386)

Balance, December 31, 2004	25,000	37,500	37,500	100,000
Net income	5,221,092	7,831,637	7,831,637	20,884,366
Dividend to members	(5,221,092)	(7,831,637)	(7,831,637)	(20,884,366)

Balance, December 31, 2005	25,000	37,500	37,500	100,000
Net income	4,539,955	6,809,934	6,809,934	18,159,823
Dividend to members	(4,539,955)	(6,809,934)	(6,809,934)	(18,159,823)

Balance, December 31, 2006	$25,000	37,500	37,500	100,000

See accompanying notes to financial statements.

ALASKA TANKER COMPANY, LLC

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net income	$18,159,823	20,884,366	19,274,386
Adjustments to reconcile net income to net cash provided by operating activities:
(Increase) decrease in:
Due from members	4,480,141	2,157,906	6,937,968
Other receivables	(66,902)	(6,866)	1,903,469
Prepaid expenses	(408,467)	287,258	(317,254)
Increase (decrease) in:
Accounts payable	4,594,766	(2,633,031)	1,057,581
Accrued expenses	(616,800)	(8,541,434)	(1,997,825)

Net cash provided by operating activities	26,142,561	12,148,199	26,858,325

Cash flows from financing activities:
Increase (decrease) in checks outstanding in excess of cash deposits	(2,356,361)	1,674,256	(130,756)
Payment of dividend to members	(20,884,366)	(19,274,386)	(20,005,761)

Net cash used in financing activities	(23,240,727)	(17,600,130)	(20,136,517)

Net change in cash	2,901,834	(5,451,931)	6,721,808
Cash, beginning of year	3,228,394	8,680,325	1,958,517

Cash, end of year	$6,130,228	3,228,394	8,680,325

Supplemental disclosure of cash flow information:
Noncash financing activity:
Dividends declared	$18,159,823	20,884,366	19,274,386

See accompanying notes to financial statements.

ALASKA TANKER COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

(1)    Organization and Purpose

        Alaska Tanker Company, LLC ("ATC" or the "Company") was organized effective March 30, 1999 as a limited liability company in the State of Delaware for the purpose of chartering and operating vessels for the transportation of Alaskan produced crude oil to destinations designated by vessel charterers, and to provide tonnage planning and ship scheduling services to such vessel charterers.

        The members of the Company and their respective ownership interests are BP Oil Shipping Company USA, Inc. ("BP Oil"), which owns 25%, Keystone Alaska, LLC ("Keystone"), which owns 37.5% and OSG Ship Management, Inc. ("OSG"), which owns 37.5%. Total capital contributions of $100,000 were made upon formation of ATC and each Member contributed its percentage of initial contribution based on their proportionate ownership.

        The term of the Company shall be perpetual unless dissolved or terminated by the members pursuant to the limited liability company agreement ("Agreement"). Disposition of a member's interest can be made only in accordance with the Agreement which provides, among other things, that any member who wants to dispose of its membership interest (other than to an affiliate of the member) must (i) obtain approval of all of the other members; (ii) receive a bona fide offer to purchase its membership interest from a third party, and (iii) offer to the other members to sell its membership interest on the same terms as the offer from the third party.

        Pursuant to the Agreement, each member has agreed it will not resign, retire, or withdraw from the Company, except that BP Oil may withdraw as a member from the Company without cause, upon at least 120 days' prior notice to the other members. The withdrawal of BP Oil will not effect the time charters (note 3) with BP Oil and the associated guarantees or other contractual relationships then in place.

        Income, loss and distributions are allocated among the members in accordance with their sharing ratios in effect at the time (currently BP Oil 25%, Keystone 37.5%, OSG 37.5%).

        The management of the Company is vested in the member committee, which is composed of three representatives, one from each of the members of the Company. The representatives of Keystone and OSG have one and one half (1 1/2) votes each and the representative of BP Oil has one (1) vote. The member committee may delegate and has delegated certain operating responsibilities and authority to employees of the Company.

(2)    Summary of Significant Accounting Policies

  (a)    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include valuation allowances for receivables and assets and liabilities related to employee benefits. Actual results could differ from those estimates.

  (b)    Revenue Recognition

        Revenue is recorded pursuant to time charters (note 3) as expenses are incurred and incentive hire is earned. As discussed in note 3, payments under bareboat charters are not recorded by the Company in the accompanying financial statements as an expense nor is the corresponding revenue recorded. Revenue earned prior to the signing of the time charters is classified as preoperating revenue.

  (c)    Predelivery Expenses

        Predelivery expenses represent amounts paid by ATC on behalf of BP Oil to prepare new vessels for operation. These amounts include the procurement of spare parts, stocking the ship with consumables, certain payroll expenses and other costs incurred prior to the ship being ready to carry crude oil and crew members. These amounts are reimbursed by BP Oil and are classified as predelivery expenses.

  (d)    Income Taxes

        The Company is taxed as a partnership. Accordingly, all income taxes are the responsibility of the members.

  (e)    Cash

        Cash includes cash in banks and cash held onboard vessels in Master Cash Accounts.

  (f)    Prepaid Expenses

        Prepaid expenses include primarily prepaid pension cost, payroll taxes and insurance at December 31, 2006 and 2005.

  (g)    Furniture, Fixtures and Equipment

        All expenditures for furniture, fixtures and equipment are reimbursed by BP Oil. Accordingly, the net carrying value of furniture, fixtures and equipment is zero as of December 31, 2006 and 2005. As part of the formation of ATC, BP Oil provided approximately $853,000 of furniture, fixtures and equipment to the Company for use in the administration of its operations. The Company has been provided the furniture, fixtures and equipment from BP Oil for no charge. Additionally, certain equipment is being leased by the Company under operating leases (note 6).

  (h)    New Build Expenses

        The Company incurs certain expenses upon receipt of new vessels to ensure they meet all safety criteria established by the Company. These expenses are subject to approval by BP prior to being incurred and are separately recorded for financial reporting purposes.

  (i)    New Accounting Pronouncements

        In September 2006, the FASB issued FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R), ("SFAS No. 158"), which requires employers to fully recognize the funded status of single-

employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements, recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic costs, measure defined benefit plan assets and obligations as of the date of the Company's fiscal year-end statement of financial position, and disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The requirement of SFAS No. 158 to recognize the funded status of a benefit plan and the disclosure requirements is effective as of the end of the fiscal year ending December 31, 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position will be effective for the fiscal year ending December 31, 2008. The Company is currently evaluating the impact of adopting SFAS No. 158 on the financial statements.

  (j)    Reclassification

        Certain prior year amounts were reclassified to conform with the current year presentation.

(3)    Charter Operations

        ATC was formed to operate vessels that were chartered to BP Oil in the Alaskan crude oil trade. During 2005 and 2004, ATC had bareboat charters for ten vessels. As of December 31, 2006, there were six remaining bareboat charters. A bareboat charter is a charter in which the owner leases an unmanned ship for a long period at a rate which covers any depreciation and a nominal return. The charterer mans, procures all supplies and provisions, insures, maintains, and repairs the vessel, and pays for all operating expenses.

        The Company in turn charters the vessels under time charters to BP Oil. A time charter is a form of charter where the bareboat charterer leases the vessel and crew to the time charterer for a stipulated period of time. The charterer pays for the vessel's fuel and port charges in addition to the time charter hire.

        Each of the Company's bareboat charters has a corresponding time charter with BP Oil covering identical periods. The time charters contain a basic charter hire payment which is the same as the charter hire payment required by the corresponding bareboat charter. ATC, as allowed by the time charters, has assigned the bareboat charter hire payments to be made directly by BP Oil to the shipowners or other person as designated by the shipowner. In addition, if a bareboat charter is terminated by the Company, the termination payment required under the bareboat charter will be paid by BP Oil pursuant to the corresponding time charter. The time charters also include supplemental charter hire payments which consist primarily of reimbursement of the Company's operating expenses. In addition, as discussed below, the time charters contain a provision for an incentive hire payment. The maximum incentive hire payment available per vessel for the year ended December 31, 2006 is $2,149,816 (adjusted annually by the consumer price index).

        As ATC is merely an operator of the vessels under the time charters, the accompanying financial statements reflect only the operating expenses for the vessels and administration costs as well as the revenues from BP Oil to fund those operations plus the incentive hire. BP Oil is responsible for paying all operating costs incurred by ATC. Total bareboat charter payments made directly by BP Oil to the shipowners, or others as designated, and not reflected in the accompanying financial statements for the years ended December 31, 2006, 2005 and 2004 were $96,509,898, $86,980,484 and $83,114,715, respectively. Included in the 2006 amount is $1,886,976 related to final payments for four ships that were taken out of service.

        The bareboat and time charter periods are the same for each individual vessel and expire on varying dates from 2006 through 2023.

        As noted above, the time charters between ATC and BP Oil make provisions for the payment of incentive hire payments. These payments are made upon meeting certain performance measure parameters as contractually defined in the time charter. The performance targets and assessment of achievement is agreed upon annually by the member committee. For the years ended December 31, 2006, 2005 and 2004, the Company achieved incentive hire payments totaling $18,159,823, $20,884,366 and $19,274,386, respectively. The amount is shared by the members of the Company based upon their sharing ratios and is shown as dividends to members in the accompanying financial statements. Included in the 2006 incentive hire is $6,789,412, related to vessels that were taken out of service in 2004 and 2005.

        ATC does not own any vessels nor does it have any options to acquire vessels under the bareboat charter.

(4)    Accrued Expenses

        Accrued expenses consists of the following at December 31, 2006 and 2005:

	2006	2005
Salaries and wages	$1,835,387	1,513,665
Drydock and vessel repairs	1,850,465	1,869,693
Voyage expenses	924,641	2,676,371
Administrative expenses	1,343,747	1,347,214
Retirement and medical plans	3,602,630	1,913,465
Other	2,733,980	3,587,242

Total	$12,290,850	12,907,650

        Included in drydock and vessel repairs are customs charges totaling approximately $1,500,000 at December 31, 2006 and 2005.

(5)    Severance Costs

        The Company reduced its fleet size in 2005 and as a result, 16 employees were given severance packages. Termination benefits were communicated to the affected employees prior to year end. This reduction primarily impacted certain shore staff, masters and chief mates. Employee severance costs included primarily relate to severance benefits and notice pay. Severance costs of approximately $421,000, $2,282,000 and $0 were expensed in 2006, 2005 and 2004, respectively, of which approximately $102,000 is included in other accrued expenses at December 31, 2006.

        The following table displays a rollforward of accruals established for restructuring:

Severance and related costs:
Accrual at December 31, 2005	$1,226,786
2006 charges	327,670
2006 amounts paid	(1,452,456)

Accrual at December 31, 2006	$102,000

(6)    Commitments and Contingencies

  (a)    Operating Leases

        The Company leases certain office space, equipment, and vehicles under noncancelable operating lease agreements. The lease terms vary as do the Company's renewal options. Expenses related to the leases totaled $455,591, $526,491 and $418,768 for the years ended December 31, 2006, 2005 and 2004, respectively. Future annual lease payments are summarized as follows:

Year ending December 31:
2007	$203,382
Thereafter	—

$203,382

  (b)    Contingencies

        We are currently a party to various claims and legal proceedings in addition to those noted above. If management believes that a loss arising from these matters is probable and can reasonably be estimated, we record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations. However, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or an injunction prohibiting us from selling one or more products. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the financial position and results of operations of the period in which the ruling occurs, or future periods.

(7)    401(k) Plan

        The Company has a defined contribution plan with 401(k) provisions covering all full-time employees other than those subject to collective bargaining with a union and independent contractors. Employees become eligible upon completion of one year of employment, 1,000 hours of service and age 21. Eligible employees may contribute in increments of 1% of eligible compensation, depending on their eligibility, subject to certain IRS imposed limitations. The Company will match each dollar of employee savings with $0.75 up to a maximum of 6% of eligible compensation. The Company may, in its sole discretion, change the percentage of its contribution on a prospective basis. The employee contributions are always 100% vested. In 2005, the Company's contributions were vested upon completion of five years of service. Effective January 1, 2006, Company contributions to the 401k plan are vested upon the completion of three years of service. For the years ended December 31, 2006, 2005 and 2004, the Company contributed approximately $158,000, $173,000 and $179,000, respectively.

(8)    Retirement Plans

  (a)    Defined Benefit Pension Plan

        The Company maintains a noncontributory defined benefit pension plan (the Plan) for substantially all of its employees. Employees become eligible upon completion of one year of employment. The Company's current funding policy is to contribute the net periodic pension cost accrued each year, to the extent it falls between the minimum required and maximum tax deductible contribution for the year. The Company's annual pension contribution is based on independent actuarial computations. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

        The Company terminated the Plan effective December 31, 2005 subject to Internal Revenue Service approval. As a result any benefit credits that otherwise would have been earned after 2005 were eliminated. This resulted in a plan curtailment and the unrecognized prior service cost being fully amortized at December 31, 2005.

        Additionally, the Company maintained a supplemental noncontributory defined benefit pension plan (Supplemental Plan). Together with the Plan, the Supplemental Plan provided benefits for certain employees who exceed allowable amounts under the Plan. This plan was terminated as of December 31, 2005 and a curtailment and settlement resulted. Any remaining benefits were transferred to a supplemental capital appreciation plan.

        The following is a breakdown of certain aggregate components of the Plans at December 31, 2006 and 2005 (measurement date of the Plans is December 31):

	2006	2005
Projected benefit obligation	$(4,858,453)	(6,225,265)
Fair value of plan assets	5,757,532	7,156,230

Funded status	899,079	930,965
Unrecognized gains and losses	(123,266)	(339,478)

Net accrued benefit recognized in the balance sheets	$775,813	591,487

Accumulated benefit obligation	$4,858,453	6,225,265

        Unrecognized prior service costs is attributed to participants qualified to be participants in prior plans sponsored by the members of the Company.

        The weighted average assumptions used to determine the benefit obligation at December 31, 2006 and 2005 are as follows:

	2006	2005
Discount rate	6.00%	5.75%
Rate of increase in future compensation levels	5.50	5.50

        The following is a breakdown of aggregate pension benefits for the years ended December 31, 2006 and 2005:

	2006	2005
Benefit cost	$184,326	1,304,905
Employer contribution	—	1,200,000
Benefits paid	2,014,292	422,189

        The weighted average assumptions used to determine the net benefit cost for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Discount rate	5.75%	6.00%
Expected long-term rate of return on plan assets	8.00	8.00
Rate of increase in future compensation levels	5.50	5.50

        The Company's overall expected long-term rate of return on assets is 8%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns without adjustments.

Plan Assets

        The Plans assets are invested to maximize returns and minimize risk to the participants in the Plan. This strategy also involves monitoring investment allocations to ensure appropriate diversification of assets and performance. The Company has established targeted asset allocations for the Plan. These targets do not represent strict requirements, but are intended as general guidelines. The targeted allocation percentages are: fixed income 60%, and equities 40%.

        The Plan's asset allocation at December 31, 2006 and 2005, by asset category are as follows:

	Plan assets at December 31,
	2006	2005
Mutual funds—equities	40%	47%
Mutual funds—fixed income	48	50
Corporate debt instruments	2	1
U.S. government securities	2	1
Other	8	1

Total	100%	100%

Cash Flows

        The Company expects to contribute $0 to the Plans in 2007.

        The Plan's assets will be distributed to participants upon IRS and Pension Benefit Guarantee Corporation ("PBGC") approval of the Plan termination. The Company expects such approvals to occur during 2007. Benefit payments will be made as terminated employees request payouts prior to the final distribution. The distribution will be approximately $4,860,000 when the termination occurs.

  (b)    Postretirement Plan

        The Company has a postretirement medical and life insurance plan (the "Plan") that provides benefits to shore based employees and nonunion licensed deck officers at least 55 years of age with 10 years or more of service as defined.

        The following is a breakdown of certain components of the Plan at December 31, 2006 and 2005 (measurement date of the Plan is December 31):

	2006	2005
Benefit obligation	$(6,369,658)	(4,232,844)
Fair value of plan assets	—	—

Funded status	(6,369,658)	(4,232,844)
Primarily unrecognized prior service cost and unrecognized losses amortized over 20 years	3,443,651	2,164,986

Accrued benefit cost recognized in the balance sheets	$(2,926,007)	(2,067,858)

        Unrecognized prior service costs is attributed to participants qualified to be participants in prior plans sponsored by the members of the Company.

        The following is a breakdown of postretirement benefits for the years ended December 31, 2006 and 2005:

	2006	2005
Benefit cost	$1,044,059	691,088
Employer and employee contribution	212,469	121,889
Benefits paid	185,910	105,997

        The weighted average assumptions used to determine the benefit obligation as of December 31, 2006 and 2005 are as follows:

	2006	2005
Discount rate	6.00%	5.75%

        The weighted average assumptions used to determine the net benefit cost for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Discount rate	5.75%	6.00%

        The Company determines the discount rate based on Moody's Aa bonds.

        Health care cost trend rates for 2007 were increased to 10%, decreasing yearly by 1% to 5% in 2012. A 1% increase in the assumed healthcare cost trend would increase the benefit cost by $130,326 and the benefit obligation by $1,142,061. A 1% decrease in the assumed healthcare cost trend would reduce the benefit cost by $102,725 and the benefit obligation by $919,229.

Cash Flows

        The Company expects to make benefit payments of approximately $152,000 to the Postretirement Plan in 2007.

        The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid by the Postretirement Plan:

2007	$151,564
2008	185,153
2009	213,105
2010	239,659
2011	268,342
2012–2016	1,815,427

(9)    Related Party Transactions

        The Company's revenues are derived primarily from time charter hire revenues received from BP Oil. For the years ended December 31, 2006, 2005 and 2004, BP Oil billed the Company approximately $461,000, $6,496,000 and $3,136,751, respectively, for bunker fuel and $236,000, $558,000 and $10,406, respectively, for technical and engineering services, consumable lube products, vetting inspections, and lay-up services.

        The Company received accounting and administrative support from Keystone Shipping ("KS"), an affiliate of Keystone through September 30, 2006. KS charged the Company, on a monthly basis, for the services provided at agreed-upon billing rates. For the years ended December 31, 2006, 2005 and 2004, KS billed the Company approximately $387,000, $448,000 and $435,000, respectively, for services provided.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners of OSG America L.P.

        We have audited the accompanying balance sheet of OSG America L.P. (the "Partnership"), as of August 31, 2007. This balance sheet is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting, accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

        In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Partnership at August 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP
New York, NY
October 19, 2007

OSG AMERICA L.P.

BALANCE SHEET

As of August 31, 2007
Assets
Cash and cash equivalents	$867
Advances to affiliated company	133

Total assets	$1,000

Partners' equity
Limited partner	$980
General partner	20

Total partners' equity	$1,000

See notes to balance sheet.

OSG AMERICA L.P.

NOTES TO BALANCE SHEET

Note A—Organization:

        OSG America L.P., a Delaware limited partnership (the "Partnership"), was formed on May 14, 2007 to ultimately own a 100% interest in the operating company. The Partnership's general partner, OSG America LLC (the "General Partner"), is a wholly owned subsidiary of Overseas Shipholding Group, Inc. ("OSG"). The Partnership intends to obtain the foregoing assets in connection with the initial public offering of its common units (the "Offering").

        The Partnership has adopted a December 31 fiscal year end. The General Partner contributed $20 and OSG contributed $980 to the Partnership on June 8, 2007.

Note B—Subsequent Event:

        At or prior to the completion of this offering, the following are among the transactions that are expected to occur:

  •
  The Partnership will enter into a contribution agreement with OSG pursuant to which OSG will transfer to the Partnership all of the outstanding membership interests of the 18 vessel-owning subsidiaries that own the vessels in the Partnership's initial fleet and a 37.5% membership interest in Alaska Tanker Company, LLC;

  •
  The Partnership will issue to OSG 7,500,000 common units and 15,000,000 subordinated units, representing a 73.5% limited partner interest in the Partnership;

  •
  The Partnership will issue to the General Partner a 2% general partner interest in the Partnership and all of the Partnership's incentive distribution rights, which will entitle the General Partner to increasing percentages of the cash the Partnership distributes in excess of $0.43125 per unit per quarter;

  •
  The Partnership will issue 7,500,000 of its common units to the public in this offering, representing a 24.5% limited partner interest in the Partnership;

  •
  The Partnership will satisfy its obligation to reimburse OSG for approximately $136.5 million of capital expenditures incurred prior to this offering with the proceeds from this offering; and

  •
  The Partnership will borrow $51.0 million under a new revolving credit facility to repay $50 million of existing indebtedness.

        In addition, at or prior to the completion of this offering, the Partnership will enter into the following agreements:

  •
  a management agreement with OSG Ship Management, Inc. ("OSGM"), pursuant to which OSGM will agree to provide the Partnership commercial and technical management services;

  •
  an administrative services agreement with OSGM, pursuant to which OSGM will agree to provide the Partnership administrative services;

  •
  an omnibus agreement with OSG, our General Partner and others, setting forth, among other things:

  •
  when we and OSG may compete with each other;

  •
  certain rights of first offer on Jones Act tank vessels;

  •
  the grant to us of options to purchase the membership interests of one or more subsidiaries of OSG that have entered into shipbuilding contracts with Bender Shipbuilding & Repair Co., Inc. for six newbuild ATBs;

  •
  the grant to us of options to acquire the membership interests of one or more subsidiaries of OSG that have entered into agreements to bareboat charter from subsidiaries of Aker American Shipping, Inc. six newbuild product carriers, upon delivery of those vessels; and

  •
  a $200 million revolving credit facility.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of OSG America LLC

        We have audited the accompanying balance sheet of OSG America LLC (the "Company"), as of August 31, 2007. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting, accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

        In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company at August 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP
New York, NY
October 19, 2007

OSG AMERICA LLC

BALANCE SHEET

As of August 31, 2007
Assets
Cash and cash equivalents	$847
Advances to affiliated company	133
Investment in OSG America L.P.	20

Total assets	$1,000

Member's equity
Member's equity	$1,000

Total member's equity	$1,000

See notes to balance sheet.

OSG AMERICA LLC

NOTES TO BALANCE SHEET

Note A—Organization:

        OSG America LLC, a Delaware limited liability company (the "Company"), was formed on May 14, 2007 to become the general partner of OSG America L.P. (the "Partnership"). The Company is a wholly owned subsidiary of Overseas Shipholding Group, Inc. ("OSG"). On June 8, 2007, OSG contributed $1,000 to the Company in exchange for a 100.0% ownership interest. The Company has invested $20 in the Partnership for its 2% general partner interest. There have been no other significant transactions involving the Company as of August 31, 2007. The Partnership anticipates filing a registration statement for an initial public offering.

        The Partnership has adopted a December 31 fiscal year end. The Company contributed $20 to the Partnership and OSG contributed $980 to the Partnership on June 8, 2007.

APPENDIX A

AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

OSG AMERICA L.P.

A-i

A-ii

A-iii

A-iv

            AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF OSG AMERICA L.P., dated as of            , 2007, is entered into by and between OSG AMERICA LLC, a Delaware limited liability company, as the General Partner, and OSG BULK SHIPS, INC., a Delaware corporation, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein.

        In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

Definitions

        SECTION 1.01.    Definitions.    The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

        "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the long-term operating capacity or asset base of the Partnership Group from the operating capacity or asset base of the Partnership Group existing immediately prior to such transaction; provided, however, that any acquisition of properties or assets of another Person that is made solely for investment purposes shall not constitute an Acquisition under this Agreement.

        "Additional Book Basis" means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

        (a)   Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

        (b)   If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, however, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership's Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

        "Additional Book Basis Derivative Items" means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership's Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the "Excess Additional Book Basis"), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

        "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.01(d)(i) or 6.01(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" of a Partner in respect of a General Partner Unit, a Common Unit, a Class B Unit, a Subordinated Unit or an Incentive Distribution Right or any other Partnership Interest shall be the amount that such Adjusted Capital Account would be if such General Partner Unit, Common Unit, Class B Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Unit, Common Unit, Class B Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

        "Adjusted Operating Surplus" means, with respect to any period, Operating Surplus generated with respect to such period (a) less (i) any net increase in Working Capital Borrowings with respect to such period and (ii) any net decrease in cash reserves for Operating Expenditures with respect to such period to the extent such reduction does not relate to an Operating Expenditure made with respect to such period, and (b) plus (i) any net decrease in Working Capital Borrowings with respect to such period, and (ii) any net increase in cash reserves for Operating Expenditures with respect to such period to the extent such reserve is required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

        "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Section 5.05(d)(i) or 5.05(d)(ii).

        "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

        "Aggregate Quantity of Class B Units" has the meaning assigned to such term in Section 5.11(a).

        "Aggregate Remaining Net Positive Adjustments" means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

        "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.01, including a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

        "Agreed Value" means the gross fair market value of the applicable property or other consideration at the time of contribution or distribution, as the case may be, as determined by the General Partner.

        "Agreement" means this Amended and Restated Agreement of Limited Partnership of OSG America L.P., as it may be amended, supplemented or restated from time to time.

        "Associate" means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest, (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

        "ATC" means Alaska Tanker Company, LLC, a Delaware limited liability company.

        "Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date:

        (a)   the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

        (b)   the amount of any cash reserves established by the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.04 or Section 6.05 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to clause (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

        Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

        "Board of Directors" means, with respect to the General Partner, its board of directors or managers, as applicable, if the General Partner is a corporation or limited liability company or the board of directors or board of managers of the general partner of the General Partner, if the General Partner is a limited partnership.

        "Book Basis Derivative Items" means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

        "Book-Down Event" means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.05(d).

        "Book-Tax Disparity" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section 5.05 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

        "Book-Up Event" means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.05(d).

        "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

        "Capital Account" means the capital account maintained for a Partner pursuant to Section 5.05. The "Capital Account" of a Partner in respect of a General Partner Unit, a Common Unit, a Class B Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount that such Capital Account would be if such General Partner Unit, Common Unit, Class B Unit, a Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Unit, Common Unit, Class B Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

        "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership.

        "Capital Improvement" means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including product carriers, shuttle tankers, tank barges, tugs, and related assets), in each case if such addition, improvement, acquisition or construction is made to increase the long-term operating capacity or asset base of the Partnership Group from the operating capacity or asset base of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

        "Capital Surplus" has the meaning assigned to such term in Section 6.03(a).

        "Carrying Value" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' and Assignees' Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.05(d) (i) and 5.05(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

        "Cause" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

        "Certificate" means (a) a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or (b) a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

        "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.02 as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

        "Citizenship Certification" means a properly completed certificate in such form as may be specified by the General Partner by which a transferee of Units or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

        "claim" (as used in Section 7.12(d)) has the meaning assigned to such term in Section 7.12(d).

        "Class B Units" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Class B Units in this Agreement.

        "Closing Date" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

        "Closing Price" means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading, or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day, or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by any quotation system then in use with respect to such Limited Partner Interests, or, if on any such day such Limited Partner Interests are not quoted by any such system, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests selected by the General Partner, or, if on any such day no market maker is making a market in such Limited Partner Interests, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

        "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

        "Combined Interest" has the meaning assigned to such term in Section 11.03(a).

        "Commences Commercial Service" and "Commenced Commercial Service" means the date upon which a Capital Improvement is first put into commercial service by a Group Member following, if applicable, completion of construction and testing.

        "Commission" means the United States Securities and Exchange Commission.

        "Common Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Common Units in this Agreement. The term "Common Unit" does not include a Subordinated Unit or a Class B Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

        "Common Unit Arrearage" means, for any Quarter, for any Common Unit, whenever issued, the excess, if any, of (a) the Minimum Quarterly Distribution over (b) the amount of Available Cash distributed per Common Unit pursuant to Section 6.04(a)(i) for that Quarter.

        "Conflicts Committee" means a committee of the Board of Directors of the General Partner composed entirely of two or more directors, each of whom (a) is not a security holder, officer or employee of the General Partner, (b) is not an officer, director or employee of any Affiliate of the General Partner, (c) is not a holder of any ownership interest in the Partnership Group other than Common Units and (d) meets the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading.

        "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed or otherwise transferred to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.05(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

        "Contribution Agreement" means that certain Amended and Restated Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among the General Partner, the Partnership, OSG Bulk Ships, Inc. and the other parties named therein, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

        "Converted Common Units" has the meaning assigned to such term in Section 6.01(d)(x)(B).

        "Cumulative Common Unit Arrearage" means, as of the end of any Quarter, for any Common Unit, whenever issued, the excess, if any, of (a) the total Common Unit Arrearage for an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such

Quarter over (b) the total distributions made pursuant to Section 6.04(a)(ii) and the second sentence of Section 6.05 with respect to an Initial Common Unit for each of those Quarters (including any such distributions to be made in respect of the last of such Quarters).

        "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.01(d)(xi).

        "Current Market Price" means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

        "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

        "Departing General Partner" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.01 or Section 11.02.

        "Depositary" means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

        "Economic Risk of Loss" has the meaning set forth in Treasury Regulation Section 1.752-2(a).

        "Eligible Citizen" means a Person qualified to own interests in property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

        "Estimated Incremental Quarterly Tax Amount" has the meaning assigned to such term in Section 6.09.

        "Estimated Maintenance Capital Expenditures" means an estimate made in good faith by the Board of Directors of the General Partner (with the concurrence of the Conflicts Committee) of the average quarterly Maintenance Capital Expenditures that the Partnership will need to incur to maintain the operating capacity or asset base of the Partnership Group existing at the time the estimate is made. The Board of Directors of the General Partner (with the concurrence of the Conflicts Committee) will be permitted to make such estimate in any manner it determines reasonable. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of Maintenance Capital Expenditures on a long-term basis. The Partnership shall disclose to its Partners any change in the amount of Estimated Maintenance Capital Expenditures in its reports made in accordance with Section 8.03 to the extent not previously disclosed. Except as provided in the definition of Subordination Period, any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only.

        "Event of Withdrawal" has the meaning assigned to such term in Section 11.01(a).

        "Excess Units" has the meaning assigned to such term in Section 4.10(d).

        "Expansion Capital Expenditures" means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall not include Investment Capital Expenditures or Maintenance Capital Expenditures. Expansion Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity issued, in each case, to finance the construction of a Capital Improvement and paid during the period beginning on the date that the Partnership enters into a binding obligation to commence construction of the Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service or the date that such Capital Improvement is abandoned or disposed. Debt incurred or equity issued to fund any such construction period interest payments, or such construction period distributions on equity during such period shall also be deemed to be debt or equity, as the case may be, incurred to finance the construction of a Capital Improvement.

        "Final Subordinated Units" has the meaning assigned such term in Section 6.01(d)(x)(A).

        "First Liquidation Target Amount" has the meaning assigned to such term in Section 6.01(c)(i)(E).

        "First Target Distribution" means $0.43125 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2007, the product of $0.43125 multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in the fiscal quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.11, Section 6.06 and Section 6.09.

        "Fully Diluted Basis" means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.07, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; and, provided further that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

        "General Partner" means OSG America LLC, a Delaware limited liability company, and any of its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

        "General Partner Interest" means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which is evidenced by the General Partner Units, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

        "General Partner's Initial General Partner Interest" has the meaning assigned to such term in Section 5.01.

        "General Partner Unit" means a Partnership Security representing a fractional part of the General Partner Interest and having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.

        "Group" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any

Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

        "Group Member" means a member of the Partnership Group.

        "Group Member Agreement" means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws (or similar organizational documents) of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, in each case as amended, supplemented or restated from time to time.

        "Holder" (as used in Section 7.12) has the meaning assigned to such term in Section 7.12(a).

        "IDR Reset Election" has the meaning assigned to such term in Section 5.11(a).

        "Incentive Distribution Right" means a non-voting Limited Partner Interest issued to the General Partner, which Limited Partner Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

        "Incentive Distributions" means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.04(a)(v), (vi) and (vii), and 6.04(b)(iii), (iv) and (v).

        "Incremental Income Taxes" has the meaning assigned to such term in Section 6.09.

        "Indemnified Persons" has the meaning assigned to such term in Section 7.12(d).

        "Indemnitee" means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, partner, director, officer, fiduciary or trustee of any Group Member, the General Partner or any Departing General Partner or any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as member, partner, director, officer, fiduciary or trustee of another Person (provided, however, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services), and (f) any other Person the General Partner designates as an "Indemnitee" for purposes of this Agreement.

        "Initial Common Units" means the Common Units sold in the Initial Offering.

        "Initial Limited Partners" means OSG Bulk Ships, Inc., OSGAMLP One Percent Interest Corporation and the General Partner (with respect to the Incentive Distribution Rights received by it pursuant to Section 5.02), and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.01.

        "Initial Offering" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

        "Initial Unit Price" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

        "Interim Capital Transactions" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of the Over-Allotment Option); (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and (ii) sales or other dispositions of assets as part of normal retirements or replacements; (d) the termination of interest rate swap agreements; (e) capital contributions received; and (f) corporate reorganizations or restructurings.

        "Investment Capital Expenditures" means capital expenditures other than Maintenance Capital Expenditures or Expansion Capital Expenditures.

        "IRS" means the U.S. Internal Revenue Service.

        "Issue Price" means the price at which a Unit is purchased pursuant to the Underwriting Agreement, net of any sales commission or underwriting discount charged to the Partnership.

        "Limited Partner" means, unless the context otherwise requires, the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.03, in each case, in such Person's capacity as a limited partner of the Partnership; provided, however, that when the term "Limited Partner" is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may otherwise be required by law. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

        "Limited Partner Interest" means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Class B Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement; provided, however, that when the term "Limited Partner Interest" is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may otherwise be required by law.

        "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.02, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and

(b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

        "Liquidation Preference" shall mean with respect to a Common Unit the greater of (a) the Current Market Price of a Common Unit as of the date three trading days prior to the announcement of a proposed liquidation of the Partnership pursuant to Section 12.04 and (b) the sum of the Unrecovered Capital and the Cumulative Common Unit Arrearage for a Common Unit as of such date.

        "Liquidator" means one or more Persons selected by the General Partner to perform the functions described in Section 12.04 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

        "Maintenance Capital Expenditures" means cash expenditures (including expenditures for the addition or improvement to the capital assets owned by any Group Member or for the acquisition of existing, or the construction of new, capital assets) if such expenditure is made to maintain over the long term the operating capacity or asset base of the Partnership Group. Maintenance Capital Expenditures shall not include Expansion Capital Expenditures or Investment Capital Expenditures. Maintenance Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity issued, in each case, to finance the construction of a replacement asset and paid during the period beginning on the date that the Group Member enters into a binding obligation to commence constructing a replacement asset and ending on the earlier to occur of the date that such replacement asset Commences Commercial Service or the date that such replacement asset is abandoned or disposed. Debt incurred or equity issued to fund any such construction period interest payments, or such construction period distributions on equity during such period shall also be deemed to be debt or equity, as the case may be, incurred to finance the construction of a replacement asset.

        "Maritime Laws" has the meaning assigned to such term in Section 4.10(a).

        "Merger Agreement" has the meaning assigned to such term in Section 14.01.

        "Minimum Quarterly Distribution" means $0.375 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on December 31, 2007, the product of $0.375 multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in the fiscal quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.11, Section 6.05 and Section 6.09.

        "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

        "Net Agreed Value" means (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon the contribution of such property or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Agreed Value of such property, reduced by any indebtedness either assumed by such Partner upon the distribution of such property or to which such property is subject at the time of distribution.

        "Net Income" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.05(b) and shall not include any items specially allocated under Section 6.01(d); provided that the determination of the items that have been specially allocated under Section 6.01(d) shall be made as if Section 6.01(d)(xii) were not in this Agreement.

        "Net Loss" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.05(b) and shall not include any items specially allocated under Section 6.01(d); provided that the determination of the items that have been specially allocated under Section 6.01(d) shall be made as if Section 6.01(d)(xii) were not in this Agreement.

        "Net Positive Adjustments" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

        "Net Termination Gain" means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.05(b) and shall not include any items of income, gain or loss specially allocated under Section 6.01(d).

        "Net Termination Loss" means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.05(b) and shall not include any items of income, gain or loss specially allocated under Section 6.01(d).

        "Non-citizen Assignee" means a Person whom the General Partner has determined does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the substituted limited partner, pursuant to Section 4.09.

        "Non-U.S. Citizen" has the meaning assigned assigned to such term in Section 4.10(h)(iii).

        "Non-U.S. Citizen Redemption Price" has the meaning assigned to such term in Section 4.10(e)(i).

        "Nonrecourse Built-in Gain" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.02(b)(i)(A), 6.02(b)(ii)(A) and 6.02(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

        "Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

        "Nonrecourse Liability" has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

        "Notice of Election to Purchase" has the meaning assigned to such term in Section 15.01(b).

        "Omnibus Agreement" means that certain Omnibus Agreement, dated as of the Closing Date, among Overseas Shipholding Group, Inc., the General Partner, the Partnership and the Operating Company.

        "One Percent" has the meaning assigned to such term in Section 5.01.

        "One Percent's Initial Partner Interest" has the meaning assigned to such term in Section 5.01.

        "Operating Company" means OSG America Operating Company LLC, a Delaware limited liability company.

        "Operating Expenditures" means all Partnership Group expenditures, including taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

        (a)   repayment of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of Operating Surplus shall not constitute Operating Expenditures when actually repaid;

        (b)   payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

        (c)   Operating Expenditures shall not include (i) Expansion Capital Expenditures, Investment Capital Expenditures or actual Maintenance Capital Expenditures, but shall include Estimated Maintenance Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions or (iii) distributions to Partners.

        Where capital expenditures consist of both (x) Maintenance Capital Expenditures and (y) Expansion Capital Expenditures and/or Investment Capital Expenditures, the General Partner, with the concurrence of the Conflicts Committee, shall determine the allocation between the amounts paid for each.

        "Operating Surplus" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication:

        (a)   the sum of (i) an amount equal to two times the amount needed for any one Quarter for the Partnership to pay a distribution on all Units, the General Partner Units and the Incentive Distribution Rights at the same per Unit amount as was distributed immediately preceding the date of determination (or with respect to the period commencing on the Closing Date and ending on December 31, 2007, an amount equal to the product of (A) $0.375 multiplied by (B) a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in the fiscal quarter in which the Closing Date occurs multiplied by (C) the number of Units and General Partner Units Outstanding on the Record Date with respect to such period), (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending on the last day of such period, other than cash receipts from Interim Capital Transactions and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

        (b)   the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves established by the General Partner to provide funds for future Operating Expenditures and (iii) all Working Capital Borrowings not repaid within 12 months after having been incurred; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

        Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

        "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

        "Option Closing Date" means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

        "Organizational Limited Partner" means OSG Bulk Ships, Inc. in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

        "Organizational Limited Partner's Initial Limited Partner Interest" has the meaning assigned to such term in Section 5.01.

        "OSGM" means OSG Ship Management, Inc., a Delaware corporation.

        "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Securities so owned shall be considered to be Outstanding for purposes of Section 11.01(b)(iv) (such Partnership Securities shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided further that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i); provided, however, that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors of the General Partner.

        "Over-Allotment Option" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

        "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

        "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

        "Partner Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

        "Partners" means the General Partner and the Limited Partners.

        "Partnership" means Overseas America L.P., a Delaware limited partnership, and any successors thereto.

        "Partnership Group" means the Partnership and its Subsidiaries treated as a single consolidated entity.

        "Partnership Interests" mean an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

        "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

        "Partnership Security" means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including Common Units, Class B Units, Subordinated Units, General Partner Units and Incentive Distribution Rights.

        "Per Unit Capital Amount" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

        "Percentage Interest" means as of any date of determination (a) as to the General Partner with respect to General Partner Units and as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or the number of General Partner Units held by the General Partner, as the case may be, by (B) the total number of all Outstanding Units and General Partner Units, and (b) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.06, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

        "Permitted Percentage" has the meaning assigned to such term in Section 4.10(h)(iv).

        "Person" means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

        "Plan of Conversion" has the meaning assigned to such term in Section 14.01.

        "Pro Rata" means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned equally among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

        "Purchase Date" means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

        "Quarter" means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership which includes the Closing Date, the portion of such fiscal quarter after the Closing Date.

        "Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

        "Record Date" means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

        "Record Holder" means (a) the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or (b) with respect to other Partnership Securities, the Person in whose name any such other Partnership Securities is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

        "Redeemable Interests" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.09 or Section 4.10.

        "Registration Statement" means the Registration Statement on Form S-1 (Registration No. 333-145341) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

        "Regulations" means the applicable Treasury regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

        "Reimbursement Payment" means an aggregate amount equal to $136,500,000, to reimburse the Organizational Limited Partner, One Percent and the General Partner for certain preformation capital expenditures in respect of Overseas Luxmar, Overseas Maremar and certain other vessels being transferred to the Partnership.

        "Remaining Net Positive Adjustments" means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units, Class B Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units, Class B Units or Subordinated Units as of the end of such period over (b) the sum of those Partners' Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Units), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner's Share of Additional Book Basis

Derivative Items with respect to the General Partner Units for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

        "Required Allocations" means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.01(b) or Section 6.01(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.01(d)(i), Section 6.01(d)(ii), Section 6.01(d)(iv), Section 6.01(d)(vii) or Section 6.01(d)(ix).

        "Reset MQD" has the meaning assigned to such term in Section 5.11(e).

        "Reset Notice" has the meaning assigned to such term in Section 5.11(b).

        "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.02(b)(i) or 6.02(b)(ii), respectively, to eliminate Book-Tax Disparities.

        "Retained Converted Subordinated Units" has the meaning assigned to such term in Section 5.05(c)(ii).

        "Second Liquidation Target Amount" has the meaning assigned to such term in Section 6.01(c)(i)(F).

        "Second Target Distribution" means $0.46875 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2007, the product of $0.46875 multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in the fiscal quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.11, Section 6.06 and Section 6.09.

        "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

        "Share of Additional Book Basis Derivative Items" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units, Class B Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Units), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

        "Special Approval" means approval by a majority of the members of the Conflicts Committee acting in good faith.

        "Subordination Period" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

        (a)   the first day of any Quarter beginning after September 30, 2010, in respect of which (i)(A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units equaled or exceeded the Minimum Quarterly

Distribution during each of the three consecutive, nonoverlapping four-Quarter periods immediately preceding such date and (B) the Adjusted Operating Surplus for each of the three consecutive, nonoverlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis with respect to each such period and (ii) there are no Cumulative Common Unit Arrearages; and

        (b)   the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and no Units held by the General Partner and its Affiliates are voted in favor of such removal.

        For purposes of determining whether the test in subclause (a)(i)(B) above has been satisfied, Adjusted Operating Surplus will be adjusted upwards or downwards if the Conflicts Committee determines in good faith that the amount of Estimated Maintenance Capital Expenditures used in the determination of Adjusted Operating Surplus in subclause (a)(i)(B) was materially incorrect, based on circumstances prevailing at the time of original determination of Estimated Maintenance Capital Expenditures, for any one or more of the preceding three four-Quarter periods.

        "Subordinated Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

        "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

        "Surviving Business Entity" has the meaning assigned to such term in Section 14.02(b)(ii).

        "Target Distributions" means, collectively, the First Target Distribution, Second Target Distribution and Third Target Distribution.

        "Third Liquidation Target Amount" has the meaning assigned to such term in Section 6.01(c)(i)(G).

        "Third Target Distribution" means $0.5625 per unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2007, the product of $0.5625 multiplied by a fraction of which the numerator is equal to the number of days in such period and the denominator is the total number of days in the fiscal quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.11, Section 6.06 and Section 6.09.

        "Trading Day" means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

        "transfer" has the meaning assigned to such term in Section 4.04(a).

        "Transfer Agent" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the General Partner to act as registrar and transfer agent for the Common Units; provided, however, that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

        "Transfer Application" means a properly completed application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

        "Treasury Regulation" means a Treasury regulation promulgated under the Code.

        "Underwriter" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

        "Underwriting Agreement" means the Underwriting Agreement dated            , 2007 among the Underwriters, the Partnership, the General Partner, OSG Bulk Ships, Inc. and the other parties thereto, providing for the purchase of Common Units by such Underwriters.

        "Unit" means a Partnership Security that is designated as a "Unit" and shall include Common Units, Class B Units and Subordinated Units but shall not include (i) General Partner Units (or the General Partner Interest represented thereby) or (ii) Incentive Distribution Rights.

        "Unitholders" means the holders of Units.

        "Unit Majority" means, during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and after the end of the Subordination Period, at least a majority of the Outstanding Common Units and Class B Units, if any, voting as a single class.

        "Unit Register" means the register of the Partnership for the registration and transfer of Limited Partnership Interests as provided in Section 4.05.

        "Unpaid MQD" has the meaning assigned to such term in Section 6.01(c)(i)(B).

        "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.05(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.05(d) as of such date).

        "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.05(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.05(d)).

        "Unrecovered Capital" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus previously made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership previously made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

        "U.S. Citizen" has the meaning assigned to such term in Section 4.10(h)(ii).

        "U.S. GAAP" means United States generally accepted accounting principles consistently applied.

        "Withdrawal Opinion of Counsel" has the meaning assigned to such term in Section 11.01(b).

        "Working Capital Borrowings" means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility, commercial paper facility or similar financing arrangement available to a Group Member, provided, however, that when such borrowing is incurred it is the intent of the borrower to repay such borrowing within 12 months from other than additional Working Capital Borrowings.

        SECTION 1.02.    Construction.    Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms "include" or "includes" means includes, without limitation, and "including" means including, without limitation; and (d) the terms "hereof", "herein" and "hereunder" refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless ohterwise expressly provided herein, any statute or law defined or referred to herein means such statute or law as from time to time amended, modified or supplemented, including by succession of comparbale successor statutes or laws. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

Organization

        SECTION 2.01.    Formation.    The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. The General Partner and the Initial Limited Partners hereby amend and restate the original Agreement of Limited Partnership of Overseas America L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.

        SECTION 2.02.    Name.    The name of the Partnership shall be "Overseas America L.P.". The Partnership's business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words "Limited Partnership" or letters "L.P." or "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

        SECTION 2.03.    Registered Office; Registered Agent; Principal Office; Other Offices.    Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at Two Harbour Place, 302 Knights Run Avenue, Suite 1200, Tampa, Florida 33602 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be Two Harbour Place, 302 Knights Run Avenue, Suite 1200, Tampa, Florida 33602 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

        SECTION 2.04.    Purpose and Business.    The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any business free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

        SECTION 2.05.    Powers.    The Partnership shall be empowered to do any and all acts and things necessary, appropriate or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.04 and for the protection and benefit of the Partnership.

        SECTION 2.06.    Power of Attorney.    (a) Each Limited Partner hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.03, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

          (i)    execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, Article X, Article XI or Article XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.06; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger or conversion) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

          (ii)   execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, however, that when required by Section 13.03 or any other provision of this

  Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.06(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.06(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

        (b)   The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or the transfer of all or any portion of such Limited Partner's Limited Partner Interest and shall extend to such Limited Partner's heirs, successors, assigns and personal representatives. Each such Limited Partner hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney, and each such Limited Partner, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator may request in order to effectuate this Agreement and the purposes of the Partnership.

        SECTION 2.07.    Term.    The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

        SECTION 2.08.    Title to Partnership Assets.    Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use commercially reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; and, provided further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use commercially reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

Rights of Limited Partners

        SECTION 3.01.    Limitation of Liability.    The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

        SECTION 3.02.    Management of Business.    No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

        SECTION 3.03.    Outside Activities of the Limited Partners.    Subject to the provisions of Section 7.05, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

        SECTION 3.04.    Rights of Limited Partners.    (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.04(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner's own expense, to obtain from the General Partner:

          (i)    true and full information regarding the status of the business and financial condition of the Partnership (provided that the requirements of this Section 3.04(a)(i) shall be satisfied by furnishing to a Limited Partner upon its demand pursuant to this Section 3.04(a)(i) the Partnership's most recent filings with the Commission on Form 10-K and any subsequent filings on Form 10-Q and 8-K);

          (ii)   promptly after becoming available, a copy of the Partnership's federal, state and local income tax returns for each year;

          (iii)  a current list of the name and last known business, residence or mailing address of each Partner;

          (iv)  a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all written powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

          (v)   obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

          (vi)  such other information regarding the affairs of the Partnership as is just and reasonable.

        (b)   The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interest of the Partnership Group, (B) could damage the Partnership Group or its business or (C) which any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.04).

ARTICLE IV

Certificates; Record Holders; Transfer of Partnership Interests

        SECTION 4.01.    Certificates.    Upon the Partnership's issuance of Common Units, Subordinated Units or Class B Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person (or, if issued in global form, in the name of the Depositary or its nominee) evidencing the number of such Units being so issued. In addition, (a) upon the General Partner's request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its General Partner Units and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units, Subordinated Units or Class B Units, the Partnership shall issue to such Person one or more Certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units, Subordinated Units or Class B Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board of Directors, Chief Executive Officer, President or any Executive Vice President, Senior Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that the Units may be certificated or uncertificated as provided in the Delaware Act; provided further, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.07(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.07. Subject to the requirements of Section 6.07(d), the Partners holding Certificates evidencing Class B Units may exchange such Certificates for Certificates evidencing Common Units on or after the period set forth in Section 5.11(f) pursuant to the terms of Section 5.11.

        SECTION 4.02.    Mutilated, Destroyed, Lost or Stolen Certificates.    (a) If any mutilated Certificate is surrendered to the Transfer Agent (for Common Units) or the General Partner (for Partnership Securities other than Common Units), the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent (for Common Units) or the General Partner (for Partnership Securities other than Common Units) shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

        (b)   The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent (for Common Units) shall countersign, a new Certificate in place of any Certificate previously issued, or issue uncertificated Common Units, if the Record Holder of the Certificate:

          (i)    makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

          (ii)   requests the issuance of a new Certificate or the issuance of uncertificated Units before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

          (iii)  if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

          (iv)  satisfies any other reasonable requirements imposed by the General Partner.

        If a Limited Partner fails to notify the General Partner within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate or uncertificated Units.

        (c)   As a condition to the issuance of any new Certificate or uncertificated Units under this Section 4.02, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

        SECTION 4.03.    Record Holders.    The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner of record and beneficially, (b) must execute and deliver a Transfer Application and a Citizen Certification on behalf of such nominee, agent or representative and of the Person for whom he is acting in such capacity and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner hereunder and as, and to the extent, provided for herein.

        SECTION 4.04.    Transfer Generally.    (a) The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Units to another Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest (other than an Incentive Distribution Right) assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

        (b)   No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

        (c)   Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner.

        SECTION 4.05.    Registration and Transfer of Limited Partner Interests.    (a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.05(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.05. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.05(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

        (b)   Except as otherwise provided in Section 4.09 and subject to Section 4.10, the General Partner shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application and Citizenship Certification properly completed and duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the General Partner for such transfer; provided, however, that as a condition to the issuance of any new Certificate under this Section 4.05, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

        (c)   Upon the receipt of proper transfer instructions from the registered owner of uncertificated Units, and subject to Section 4.05(d), such uncertificated Units shall be canceled, issuance of new equivalent uncertificated Units shall be made to the Person entitled thereto and the transaction shall be recorded upon the books of the Partnership or upon the request of the Person entitled thereto the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder of the designated transferee or transferees, as requested pursuant to the holder's instructions, one or more new Certificates evidencing the aggregate number and type of such uncertificated Units.

        (d)   Except as otherwise provided in Section 4.09 and Section 4.10, the General Partner shall not recognize any transfer of uncertificated Units until the transfer instructions from the registered owner of such uncertificated Units are accompanied by a Transfer Application and Citizenship Certification, properly completed and duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the General Partner for such transfer; provided, however, that as a condition to the issuance of any new Certificate under this Section 4.05, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

        (e)   Subject to Section 4.10, the General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units, Class B Units and Common Units (whether issued upon conversion of the Subordinated Units or Class B Units, as the case may be, or otherwise) to one or more Persons.

        SECTION 4.06.    Transfer of the General Partner's General Partner Interest.    (a) Subject to Section 4.06(c) below, prior to June 30, 2017, the General Partner shall not transfer all or any part of its General Partner Interest (represented by General Partner Units) to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with (1) the merger or consolidation of the General Partner with or into such other Person or (2) the transfer by the General Partner of all or substantially all of its assets to such other Person.

        (b)   Subject to Section 4.06(c) below, on or after June 30, 2017, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

        (c)   Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee is a U.S. Citizen as evidenced by the submission of a Transfer Application and Citizenship Certification properly completed and duly executed by the transferee, (ii) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (iii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iv) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.06, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.03, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

        SECTION 4.07.    Transfer of Incentive Distribution Rights.    Prior to June 30, 2017, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders to (a) an Affiliate of such holder (other than an individual) or (b) another Person (other than an individual) in connection with (i) the merger or consolidation of such holder with or into such other Person, (ii) the transfer by such holder of all or substantially all of its assets to such other Person or (iii) the sale of all the ownership interests in such holder. Any other transfer of the Incentive Distribution Rights prior to June 30, 2017, shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after June 30, 2017, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, (a) the transfer of Class B Units issued pursuant to Section 5.11, or the transfer of Common Units issued upon conversion of the Class B Units, shall not be treated as a transfer of all or any part of the Incentive Distribution Rights and (b) no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement. The General Partner and any transferee or transferees of the Incentive Distribution Rights may agree in a separate instrument as to the General Partner's exercise of its rights with respect to the Incentive Distribution Rights under Section 11.03 hereof.

        SECTION 4.08.    Restrictions on Transfers.    (a) Except as provided in Section 4.08(e) below, and notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or any Group Member under the laws of the jurisdiction of its formation, (iii) cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed), or (iv) cause the Partnership to violate the provisions of Section 4.10.

        (b)   The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to avoid a significant risk of any Group Member becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

        (c)   The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.07(c).

        (d)   The transfer of a Class B Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.07(d).

        (e)   Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

        SECTION 4.09.    Cancellation or Forfeiture of Property Under Non-Maritime Law; Redemption of Non-citizen Assignees.    (a) If any Group Member is or becomes subject to any federal, state or local law or regulation (other than Maritime Law) that the General Partner determines would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner (other than under any Maritime Laws), the General Partner may request any Limited Partner to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines that a Limited Partner is not an Eligible Citizen, the Limited Partner Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.09(e). In addition, the General Partner may require that the status of any such Limited Partner be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests; provided, however, that such Non-citizen Assignee shall continue to receive allocations and distributions until the date fixed for redemption of such Limited Partner Interests (if applicable) pursuant to Section 4.09(e)(i).

        (b)   The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

        (c)   Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.04 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

        (d)   At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request that with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.09(e), such Non-citizen Assignee be admitted as a Limited Partner, and upon approval of the General Partner, such Non-citizen Assignee shall be admitted as a Limited Partner and shall no longer constitute a Non-citizen Assignee and the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

        (e)   If at any time a Limited Partner fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.09(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines that a Limited Partner is not an Eligible Citizen, the Partnership may, unless the Limited Partner establishes to the satisfaction of the General Partner prior to the date fixed for redemption below that such Limited Partner is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner as follows:

          (i)    The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests or, if uncertificated, upon receipt of evidence satisfactory to the General Partner of the ownership of the Redeemable Interests, and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

          (ii)   The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

          (iii)  Upon surrender by or on behalf of the Limited Partner, at the place specified in the notice of redemption, of (A) if certificated, the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, or (B) if uncertificated, upon receipt of evidence satisfactory to the General Partner of the ownership of the Redeemable Interests, the Limited Partner or his duly authorized representative shall be entitled to receive the payment therefor.

          (iv)  After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

        (f)    The provisions of Sections 4.09(e) through (h) shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee of a Person determined to be other than an Eligible Citizen.

        (g)   Nothing in Sections 4.09(e) or 4.09(f) or this Section 4.09(g) shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

        (h)   This Section 4.09 shall not apply to the determination of whether a Person is a U.S. Citizen under applicable Maritime Laws or to the treatment of any such Person under this Agreement in the event that it is determined that such Person is a Non-U.S. Citizen under applicable Maritime Laws. Section 4.10 shall control for purposes of any such determination or treatment.

        SECTION 4.10.    Foreign Ownership of Units.    (a)    In General.    It is the policy of the Partnership that Non-U.S. Citizens should Own, individually or in the aggregate, no more than the Permitted Percentage of the Units of any class. If at any time Non-U.S. Citizens, individually or in the aggregate, become the Owners of more than the Permitted Percentage of the Units of any class, then the Partnership shall have the power to take the actions prescribed in subparagraphs (c), (d) and (e) of this Section 4.10. The provisions of this Section 4.10 are intended to assure that the Partnership remains in continuous compliance with Title 46 of the United States Code Section 53101 et. seq. (formerly the Maritime Security Act of 2003), as amended, Title 46 of the United States Code Section 50501 (formerly Section 2 of the Shipping Act of 1916), as amended, Title 46 of the United States Code Section 57109 (formerly Section 9 of the Shipping Act of 1916), as amended, Title 46 of the United States Code Section 55102 (formerly Section 27 of the Merchant Marine Act of 1927, popularly known as the Jones Act), as amended, and Title 46 of the United States Code Section 12102 et. seq. (citizenship requirements for documenting vessels under United States flag), as amended, (collectively, the "Maritime Laws") and the regulations promulgated thereunder, including the United States Coast Guard citizenship requirements under Part 67 of Title 46 of the Code of Federal Regulations and the Maritime Administration, Department of Transportation citizenship requirements under Part 355 of Title 46 of the Code of Federal Regulations and to enable the Partnership to submit any proof of citizenship required by law or contract with the United States government (or any agency thereof). Any amendments to the Maritime Laws or the regulations relating to the citizenship of U.S. vessel owners or operators of coastwise trade vessels are deemed to be incorporated herein by reference.

        (b)    Dual Unit Certificate System.    To implement the policy set forth in subparagraph (a) hereof, the Partnership may institute a Dual Unit Certificate System such that (i) each Certificate representing Units that are Owned by a U.S. Citizen shall be marked "U.S. Citizen" and each Certificate representing Units that are Owned by a Non-U.S. Citizen shall be marked "Non-U.S. Citizen," but with all such Certificates to be identical in all other respects and to comply with all provisions of the Delaware Act, (ii) to the extent necessary to enable the Partnership to submit any proof of citizenship required by law or by contract with the United States government (or any agency thereof), the Partnership may require the Record Holders and the Owners of such Units to confirm their citizenship status from time to time, and voting rights and distributions payable with respect to Units held by such Record Holder or Owned by such Owner may, in the discretion of the General Partner, be withheld until confirmation of such citizenship status is received and (iii) the Unit Register of the Partnership shall be maintained in such manner as to enable the percentage of Units of any class that is Owned by Non-U.S. Citizens and by U.S. Citizens to be confirmed. The General Partner is authorized to take such other ministerial actions or make such interpretations as it may deem necessary or advisable in order to implement the policy set forth in subparagraph (a) hereof.

        (c)    Restrictions on Transfer; Change of Status.    (i) Any transfer, or attempted transfer, of any Units, the effect of which would be to cause one or more Non-U.S. Citizens to Own Units in excess of the Permitted Percentage, shall be ineffective as against the Partnership, and neither the Partnership nor its Transfer Agent shall register such transfer or purported transfer on the Unit Register of the Partnership and neither the Partnership nor its Transfer Agent shall be required to recognize the transferee or purported transferee thereof as a Unitholder of the Partnership for any purpose whatsoever except to the extent necessary to effect any remedy available to the Partnership under this Section 4.10. A Citizenship Certification may be required from all transferees (and from any recipient upon original issuance) of Units of the Partnership and, if such transferee (or recipient) is acting as a fiduciary or nominee for an Owner, such Owner, and registration of transfer (or original issuance) shall be denied upon refusal to furnish such certificate.

          (ii)   Each Record Holder and Owner shall advise the Partnership in writing of any change in such Record Holder's or Owner's citizenship status.

        (d)    No Voting Rights; Temporary Withholding of Distributions.    If on any date (including any Record Date) the number of Units that is Owned by Non-U.S. Citizens is in excess of the Permitted Percentage (such Units herein referred to as the "Excess Units"), the General Partner shall determine those Units Owned by Non-U.S. Citizens that constitute such Excess Units. The determination of those Units that constitute Excess Units shall be made by reference to the date or dates Units were acquired by Non-U.S. Citizens, starting with the most recent acquisition of Units by a Non-U.S. Citizen and including, in reverse chronological order of acquisition, all other acquisitions of Units by Non-U.S. Citizens from and after the acquisition of those Units by a Non-U.S. Citizen that first caused the Permitted Percentage to be exceeded. The determination of the General Partner as to those Units that constitute the Excess Units shall be conclusive. Units deemed to constitute Excess Units shall (so long as such excess exists) not be accorded any voting rights and shall not be deemed to be outstanding for purposes of determining the vote required on any matter properly brought before the Unitholders of the Partnership for a vote thereon. The Partnership shall (so long as such excess exists) withhold the payment of regular distributions, if any, and the sharing in any other distribution (upon liquidation or otherwise) in respect of the Excess Units. At such time as the Permitted Percentage is no longer exceeded, full voting rights shall be restored to any Units previously deemed to be Excess Units and any distribution with respect thereto that has been withheld shall be due and paid solely to the Record Holders of such Units at the time the Permitted Percentage is no longer exceeded.

        (e)    Redemption of Excess Units.    The Partnership shall have the power, but not the obligation, to redeem Excess Units subject to the following terms and conditions:

          (i)    the per Unit redemption price (the "Non-U.S. Citizen Redemption Price") to be paid for the Excess Units to be redeemed shall be the sum of (A) the Current Market Price of the Units and (B) any distribution declared with respect to such Units prior to the date such Units are called for redemption hereunder but which has been withheld by the Partnership pursuant to subparagraph (d);

          (ii)   the Non-U.S. Citizen Redemption Price shall be paid in cash;

          (iii)  a notice of redemption shall be given by first class mail, postage prepaid, mailed not less than ten days prior to the redemption date to each Record Holder of the Units to be redeemed, at such holder's address as the same appears on the Unit Register of the Partnership. Each such notice shall state (A) the redemption date, (B) the number of Units to be redeemed from such holder, (C) the Non-U.S. Citizen Redemption Price, and the manner of payment thereof, (D) the place where certificates for such Units are to be surrendered for payment of the Non-U.S. Citizen Redemption Price, and (E) that distributions on the Units to be redeemed will cease to accrue on such redemption date;

          (iv)  from and after the redemption date, distributions on the Units called for redemption shall cease to accrue and such Units shall no longer be deemed to be outstanding and all rights of the holders thereof as Unitholders of the Partnership (except the right to receive from the Partnership the Non-U.S. Citizen Redemption Price) shall cease. Upon surrender of the Certificates for any Units so redeemed in accordance with the requirements of the notice of redemption (properly endorsed or assigned for transfer if the General Partner shall so require and the notice shall so state), such Units shall be redeemed by the Partnership at the Non-U.S. Citizen Redemption Price. In case fewer than all the Units represented by any such Certificate are redeemed, a new Certificate shall be issued representing the Units not redeemed without cost to the holder thereof; and

          (v)   such other terms and conditions as the General Partner may reasonably determine.

        (f)    Determination of Citizenship.    In determining the citizenship of the Owners or their transferees of Units, the General Partner may rely on the Unit Register of the Partnership and the Citizenship Certificates given by the Owners or their transferees or any recipients (in the case of original issuance) (in each case whether such certificates have been given on their own behalf or on behalf of others) to establish the citizenship of such Owners, transferees or recipients of the Units. The determination of the citizenship of Owners and their transferees of the Units may also be subject to proof in such other way or ways as the General Partner may deem reasonable. The General Partner may at any time require proof, in addition to the Citizenship Certificates, of any Owner or proposed transferee of Units, and the payment of distributions may be withheld, and any application for transfer of ownership on the Unit Register of the Partnership may be refused, until such additional proof is submitted. The determination of the General Partner as to the citizenship of the Owners or their transferees in accordance with this subparagraph (f) shall be conclusive.

        (g)    Severability.    Each provision of subparagraphs (a) through (f) of this Section 4.10 is intended to be severable from every other provision. If any one or more of the provisions contained in such subparagraphs of this Section 4.10 is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of any other provision of subparagraphs (a) through (f) of this Section 4.10 shall not be affected, and such subparagraphs of this Section 4.10 shall be construed as if the provisions held to be invalid, illegal or unenforceable had been reformed to the extent required to be valid, legal and enforceable.

        (h)   For purposes of this Section 4.10:

          (i)    A Person shall be deemed the "Owner" of, or to "Own" Units or other ownership interests to the extent such Units or other ownership interests are (A) owned beneficially or held of record (with the power to act on behalf of the beneficial owner), with respect to any class of Units or other ownership interests, by such Person; (B) may be voted by such Person; (C) entitled to distributions in respect of such Units or other ownership interests by such Person; or (D) which by any other means whatsoever controlled by such Person, or in which control is permitted to be exercised by such Person, with the General Partner being authorized to determine reasonably the meaning of such control for this purpose under the guidelines set forth in Subpart C (Sections 67.30-67.47) of Title 46 of the Code of Federal Regulations, as amended, modified or supplemented).

          (ii)   "U.S. Citizen" shall mean: (A) an individual who is native-born, naturalized, a derivative citizen of the United States, or otherwise qualifies as a United States citizen; (B) a partnership of which all of its general partners are citizens of the United States and at least 75% of the interest in the partnership is Owned by citizens of the United States; (C) a trust of whereby each of its trustees is a citizen of the United States, each beneficiary with an enforceable interest in the trust is a citizen of the United States, and at least 75% of the interest in the trust is Owned by citizens of the United States; (D) an association or joint venture if each of its members is a citizen of the United States; (E) a corporation if (1) it is incorporated under the laws of the United States or of a State of the United States or a political subdivision thereof, Guam, Puerto Rico, the Virgin Islands, American Samoa, the District of Columbia, the Northern Mariana Islands, or any other territory or possession of the United States, (2) its chief executive officer, by whatever title, and its chairman of the board of directors are citizens of the United States, (3) no more of its directors are non-citizens than a minority of the number necessary to constitute a quorum, and (4) at least 75% of the interest in the corporation is Owned by citizens of the United States; (F) a governmental entity that is an entity of the federal government of the United States or of the government of a State of the United States or a political subdivision thereof, Guam, Puerto Rico, the Virgin Islands, American Samoa, the District of Columbia, the Northern Mariana Islands, or any other territory or possession of the United States, all as further defined in Subpart C (Sections 67.30-67.47) of Title 46 of the Code of Federal Regulations and Part 355 (Sections 355.1-355.5) of

  Title 46 of the Code of Federal Regulations, as amended, modified or supplemented. With respect to a limited liability company, a "U.S. Citizen" shall mean an entity that (X) if member managed, all members of the limited liability company are citizens of the United States and (Y) if not member managed, any Person elected to manage the limited liability company or who is authorized to bind the limited liability company and any Person who holds a position equivalent to the chief executive officer, by whatever title, and the chairman of the board of directors in a corporation and any Person authorized to act in their absence are citizens of the United States; non-U.S. citizens do not have authority within a management group whether through veto power, combined voting, or otherwise to exercise control over the limited liability company and 75% of the equity interest at each tier is owned by citizens of the United States.

          (iii)  The term "Non-U.S. Citizen" shall mean any Person other than a U.S. Citizen.

          (iv)  The term "Permitted Percentage" shall mean a percentage equal to not more than 24% as determined from time to time by the General Partner, it being understood that the initial percentage is 15%.

ARTICLE V

Capital Contributions and Issuance of Partnership Interests

        SECTION 5.01.    Organizational Contributions.    In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00, for a General Partner Interest representing a 2% percentage interest in the Partnership and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 for a Limited Partner Interest representing a 98% percentage interest in the Partnership and has been admitted as a Limited Partner of the Partnership. Subsequent to the formation of Partnership the Organizational Limited Partner transferred a Limited Partner Interest representing a 1% Percentage Interest in the Partnership ("One Percent's Initial Partner Interest") to OSGAMLP One Percent Interest Corporation ("One Percent") such that after such transfer to One Percent, the Organizational Limited Partner held a Limited Partner Interest representing a 97% percentage interest in the Partnership (the "Organizational Limited Partner's Initial Limited Partner Interest") and the General Partner held a General Partner Interest representing a 2% percentage interest in the Partnership (the "General Partner's Initial General Partner Interest"). On August 30, 2007, the Organizational Limited Partner, on behalf of itself, One Percent and the General Partner, transferred 100% of the limited liability company interests in each of Luxmar Tanker LLC and Maremar LLC to the Partnership.

        SECTION 5.02.    Initial Unit Issuances; General Partner Pre-emptive Rights.    (a) On or prior to the Closing Date and pursuant to the Contribution Agreement, (i) the Organizational Limited Partner, on behalf of itself, One Percent and the General Partner, shall transfer 100% of the limited liability company interests in the Operating Company to the Partnership, and as consideration therefor and the transfer of 100% of the limited liability company interests of each of Luxmar Tanker LLC and Maremar Tanker LLC on August 30, 2007, the Partnership shall (A) issue to the Organizational Limited Partner 6,496,827 Common Units, (B) issue to the Organizational Limited Partner 14,999,999 Subordinated Units, (C) make a cash distribution to the Organizational Limited Partner in an aggregate amount equal to the Reimbursement Payment, (D) issue to One Percent 277,413 Common Units, (E) issue to the General Partner 612,244 General Partner Units, and (F) issue to the General Partner the Incentive Distribution Rights, and (ii) OSGM shall transfer all of its ownership interest in ATC to the Partnership, and as consideration therefor, the Partnership shall issue to OSGM 725,759 Common Units, (iii) the Organizational Limited Partner's Initial Limited Partner Interest shall be converted into one Subordinated Unit, (iv) One Percent's Initial Limited Partner Interest shall be converted into one

Common Unit and (v) the General Partner's Initial General Partner Interest shall be converted into one General Partner Unit.

        (b)   On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter on the Closing Date.

        (c)   Upon the issuance of any additional Limited Partner Interests by the Partnership (other than Common Units and Subordinated Units issued pursuant to subparagraph (a) hereof, any Class B Units issued pursuant to Section 5.11, any Common Units issued upon the conversion of Subordinated Units or Class B Units and any Common Units issued in the Initial Offering, including any Common Units issued pursuant to the Over-Allotment Option), the General Partner may, in exchange for a proportionate number of General Partner Units, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner's Percentage Interest immediately prior to such issuance by (B) 100 less the General Partner's Percentage Interest immediately prior to such issuance by (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

        (d)   No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (b) of this Section 5.02 in aggregate number equal to 7,500,000, (ii) the "Option Units" as such term is used in the Underwriting Agreement in an aggregate number up to 1,125,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (a) hereof, (iii) the 15,000,000 Subordinated Units issuable to pursuant to Section 5.02(a) hereof, (iv) the 7,500,000 Common Units issuable pursuant to Section 5.02(a) hereof, and (v) the Incentive Distribution Rights issuable pursuant to Section 5.02(a) hereof.

        SECTION 5.03.    Exercise of the Over-Allotment Option.    (a) Upon any exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit. Upon receipt by the Partnership of the Capital Contributions from the Underwriters as provided in this Section 5.03(a), the Partnership shall use such cash to redeem from [OSGM and One Percent] that number of Common Units equal to the number of Common Units issued to the Underwriters under this Section 5.03(a).

        SECTION 5.04.    Interest and Withdrawal.    No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

        SECTION 5.05.    Capital Accounts.    (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.05(b) and allocated with respect to such Partnership Interest pursuant to Section 6.01, and decreased by (A) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (B) all items of Partnership deduction and loss computed in accordance with Section 5.05(b) and allocated with respect to such Partnership Interest pursuant to Section 6.01.

        (b)   For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose); provided, however, that:

          (i)    Solely for purposes of this Section 5.05, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement or governing, organizational or similar documents) of all property owned by (A) any other Group Member that is classified as a partnership for federal income tax purposes and (B) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for federal income tax purposes of which a Group Member is directly or indirectly a partner.

          (ii)   All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.01.

          (iii)  Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

          (iv)  Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

          (v)   In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.05(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any method that the General Partner may adopt.

          (vi)  If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.01. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

        (c)   (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

          (ii)   Subject to Section 6.07(b), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.07 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.05(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (1) the number of such Subordinated Units or converted Subordinated Units to be transferred and (2) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. ("Retained Converted Subordinated Units"). Following any such allocation, the transferor's Capital Account, if any, maintained with respect to the Retained Subordinated Units or Retained Converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee's Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove. Immediately after the issuance of Class B Units to the holder of the Incentive Distribution Rights pursuant to Section 5.11, the entire Capital Account balance of such holder with respect to its Incentive Distribution Rights immediately prior to such issuance shall (A) first, be allocated to (and will constitute such holder's initial Capital Account balance in respect of) the Class B Units issued in an amount equal to the product of (1) the number of such Class B Units to be issued and (2) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will constitute such holder's Capital Account balance with respect to the Incentive Distribution Rights retained by such holder.

        (d)   (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services, the issuance of Class B Units pursuant to Section 5.11 or the conversion of the General Partner's Combined Interest to Common Units pursuant to Section 11.03(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized

Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.01(c) in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

          (ii)   In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.01(c) in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.04 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.05(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.04, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

        SECTION 5.06.    Issuances of Additional Partnership Securities.    (a) The Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

        (b)   Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.06(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof, (ii) the right to share in Partnership distributions, (iii) the rights upon dissolution and liquidation of the Partnership, (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Security, (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange, (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred, (vii) the method for determining the Percentage Interest as to such Partnership Security and (viii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

        (c)   The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.06, (ii) the conversion of the General Partner Interest (represented by General Partner Units) or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the issuance of Class B Units pursuant to Section 5.11 and the conversion of Class B Units into Common Units pursuant to the terms of this Agreement, (iv) reflecting the admission of additional Limited Partners in the books and records of the Partnership as the Record Holder of such Limited Partner Interest and (v) all additional issuances of Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed or admitted to trading.

        SECTION 5.07.    Conversion of Subordinated Units.    (a) All of the Outstanding Subordinated Units shall convert into Common Units on a one-for-one basis on the first day following the distribution of Available Cash to Partners pursuant to Section 6.04 in respect of any Quarter ending on or after September 30, 2010, in respect of which:

          (i)    distributions of Available Cash from Operating Surplus under Section 6.04(a) on each of the Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units equaled or exceeded the Third Target Distribution during the four-Quarter period immediately preceding such date;

          (ii)   the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded the sum of the Third Target Distribution on all of the Common Units, Subordinated Units, General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such period on a Fully Diluted Basis with respect to such period; and

          (iii)  there are no Cumulative Common Unit Arrearages.

        (b)   If the Subordinated Units are not converted into Common Units pursuant to Section 5.07(a), the Subordinated Units shall convert into Common Units on a one-for-one basis upon the expiration of the Subordination Period.

        (c)   Notwithstanding any other provision of this Agreement, the Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.04.

        (d)   A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.07(b).

        SECTION 5.08.    Limited Preemptive Right.    Except as provided in this Section 5.08 and in Section 5.02(c), no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

        SECTION 5.09.    Splits and Combinations.    (a) Subject to Section 5.09(d), Section 6.06 and Section 6.09 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period) are proportionately adjusted.

        (b)   Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

        (c)   Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates or uncertificated Partnership Securities to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

        (d)   The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.09(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

        SECTION 5.10.    Fully Paid and Non-Assessable Nature of Limited Partner Interests.    All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Sections 17-607 and 17-804 of the Delaware Act.

        SECTION 5.11.    Issuance of Class B Units in Connection with Reset of Incentive Distribution Rights.    (a) Subject to the provisions of this Section 5.11, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, at any time when there are no Subordinated Units outstanding and the Partnership has made a distribution pursuant to Section 6.04(b)(v) for each of the four most recently completed Quarters and the amount of each such distribution did not exceed Adjusted Operating Surplus for such Quarter, to make an election (the "IDR Reset Election") to cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate share of a number of Class B Units derived by dividing (i) the average amount of cash distributions made by the Partnership for the two full Quarters immediately preceding the giving of the Reset Notice (as defined in Section 5.11(b)) in respect of the Incentive Distribution Rights by (ii) the average of the cash distributions made by the Partnership in respect of each Common Unit for the two full Quarters immediately preceding the giving of the Reset Notice (the number of Class B Units determined by such quotient is referred to herein as the "Aggregate Quantity of Class B Units"). Upon the issuance of such Class B Units, the Partnership will issue to the General Partner that number of additional General Partner Units equal to the product of (A) the quotient obtained by dividing (1) the Percentage Interest of the General Partner immediately prior to such issuance by (2) a percentage equal to 100% less such Percentage Interest of the General Partner by (B) the number of such Class B Units, and the General Partner shall not be obligated to make any additional Capital Contribution to the Partnership in exchange for such issuance. The making of the IDR Reset Election in the manner specified in Section 5.11(b) shall cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive Class B Units and General Partner Units on the basis specified above, without any further approval required by the General Partner or the Unitholders, at the time specified in Section 5.11(c) unless the IDR Reset Election is rescinded pursuant to Section 5.11(d).

        (b)   To exercise the right specified in Section 5.11(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the "Reset Notice") to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership's determination of the aggregate number of Class B Units that each holder of Incentive Distribution Rights will be entitled to receive.

        (c)   The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of Class B Units and related additional General Partner Units on the 15th Business Day after receipt by the Partnership of the Reset Notice, and the Partnership shall issue Certificates for the Class B Units to the holder or holders of the Incentive Distribution Rights; provided, however, that the issuance of Class B Units to the holder or holders of the Incentive Distribution Rights shall not occur prior to the approval of the listing or admission to trading of the Common Units into which the Class B Units are convertible pursuant to Section 5.11(f) by the principal National Securities Exchange upon which the Common Units are then listed or admitted to trading if any such approval is required pursuant to the rules and regulations of such National Securities Exchange.

        (d)   If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission to trading of the Common Units into which the Class B Units are convertible pursuant to Section 5.11(f) on or before the 30th calendar day following the Partnership's receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Securities having such terms as the General Partner may approve, with the approval of the Conflicts Committee, that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of Class B Units would have had at the time of the Partnership's receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion of such Partnership Securities into Common Units within not more than 12 months following the Partnership's receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

        (e)   The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted at the time of the issuance of Class B Units or other Partnership Securities pursuant to this Section 5.11 such that (i) the Minimum Quarterly Distribution shall be reset to equal the average cash distribution amount per Common Unit for the two Quarters immediately prior to the Partnership's receipt of the Reset Notice (the "Reset MQD"), (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal to 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

        (f)    Any holder of Class B Units shall have the right to elect, by giving written notice to the General Partner, to convert all or a portion of the Class B Units held by such holder, at any time following the first anniversary of the issuance of such Class B Units, into Common Units on a one-for-one basis, such conversion to be effective on the second Business Day following the General Partner's receipt of such written notice.

ARTICLE VI

Allocations and Distributions

        SECTION 6.01.    Allocations for Capital Account Purposes.    For purposes of maintaining the Capital Accounts the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.05(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided in this Section 6.01.

        (a)    Net Income.    After giving effect to the special allocations set forth in Section 6.01(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

          (i)    First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.01(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.01(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.01(b)(iii) for all previous taxable years;

          (ii)   Second, 100% to the General Partner and all Unitholders, in proportion to, and until the aggregate Net Income allocated to such Partners pursuant to this Section 6.01(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.01(b)(ii) for all previous taxable years;

          (iii)  Third, the balance, if any, 100% to the General Partner and all Unitholders in accordance with their respective Percentage Interests.

provided, however, Unitholders holding Class B Units will not be allocated any items of income, gain, loss or deduction pursuant to this Section 6.01(a) with respect to their Class B Units until the Adjusted Capital Account of each Common Unit or comparable fraction thereof and each Class B Unit or comparable fraction thereof are equal.

        (b)    Net Losses.    After giving effect to the special allocations set forth in Section 6.01(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

          (i)    First, 100% to the General Partner and all Unitholders in proportion to, and until the aggregate Net Losses allocated pursuant to this Section 6.01(b)(i) for the current taxable year and all previous taxable years is equal to, the aggregate Net Income allocated to such Partners pursuant to Section 6.01(a)(iii) for all previous taxable years; provided, however, that the Net Losses shall not be allocated pursuant to this Section 6.01(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

          (ii)   Second, 100% to the General Partner and all Unitholders in accordance with their respective Percentage Interests; provided, however, that Net Losses shall not be allocated pursuant to this Section 6.01(b) (ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account); and

          (iii)  Third, the balance, if any, 100% to the General Partner,

provided, however, Unitholders holding Class B Units will not be allocated any items of income, gain, loss or deduction pursuant to this Section 6.01(a) with respect to their Class B Units until the Adjusted Capital Account of each Common Unit or comparable fraction thereof and each Class B Unit or comparable fraction thereof are equal.

        (c)    Net Termination Gains and Losses.    After giving effect to the special allocations set forth in Section 6.01(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.01(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.01 and after all distributions of Available Cash provided under Section 6.04 and Section 6.05 have been made; provided, however, that solely for purposes of this Section 6.01(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.04.

          (i)    If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.05(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

            (A)  First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

            (B)  Second, (1) to the General Partner in its Percentage Interest and (2) to all Unitholders holding Common Units, Pro Rata, in a percentage equal to 100% less the General Partner's Percentage Interest, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (aa) its Unrecovered Capital plus (bb) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.04(a)(i) or 6.04(b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (B) is hereinafter defined as the "Unpaid MQD") plus (cc) any then existing Cumulative Common Unit Arrearage;

            (C)  Third, if the Adjusted Capital Account of a Common Unit or comparable fraction thereof and a Class B Unit (or converted Class B Unit) or a comparable fraction thereof are not identical, (1) to all Unitholders holding the class of Units with the lower Adjusted Capital Account, Pro Rata, a percentage equal to 100% less the General Partner's Percentage Interest, and (2) to the General Partner in accordance with its Percentage Interest, until the Adjusted

    Capital Account of each Common Unit or comparable fraction thereof and each Class B Unit (or converted Class B Unit) or comparable fraction thereof are equal;

            (D)  Fourth, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, (1) to the General Partner in its Percentage Interest and (2) to all Unitholders holding Subordinated Units, Pro Rata, in a percentage equal to 100% less the General Partner's Percentage Interest, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (aa) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus (bb) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.04(a)(iii) with respect to such Subordinated Unit for such Quarter;

            (E)  Fifth, to the General Partner and all Unitholders in accordance with their respective Percentage Interests, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.04(a)(iv) and 6.04(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the "First Liquidation Target Amount");

            (F)  Sixth, (1) to the General Partner in its Percentage Interest and (2) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (3) to all Unitholders, Pro Rata, in a percentage equal to 100% less the sum of the percentages applicable to subclause (1) and (2) of this clause (F), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (aa) the First Liquidation Target Amount, plus (bb) the excess of (x) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership's existence over (y) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.04(a)(v) and 6.04(b)(iii) (the sum of (aa) plus (bb) is hereinafter defined as the "Second Liquidation Target Amount");

            (G)  Seventh, (1) to the General Partner in its Percentage Interest and (2) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (3) to all Unitholders, Pro Rata, in a percentage equal to 100% less the sum of the percentages applicable to subclause (1) and (2) of this clause (G), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (aa) the Second Liquidation Target Amount, plus (bb) the excess of (x) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership's existence over (y) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.04(a)(vi) and 6.04(b)(iv) (the sum of (1) plus (2) is hereinafter defined as the "Third Liquidation Target Amount"); and

            (H)  Finally, (1) to the General Partner in its Percentage Interest, (2) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (3) to all Unitholders, Pro Rata, in a percentage equal to 100% less the sum of the percentages applicable to subclause (1) and (2) of this clause (H).

          (ii)   if a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.05(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

            (A)  First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, to the General Partner and to all Unitholders holding Subordinated Units in accordance with their respective Percentage Interests, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

            (B)  Second, if the Adjusted Capital Account of a Common Unit or comparable fraction thereof and a Class B Unit (or converted Class B Unit) or comparable fraction thereof are not identical, (1) to the Unitholders holding the class of Units with the higher Adjusted Capital Account and (2)to the General Partner, in accordance with their respective Percentage Interests, until the Adjusted Capital Account of each Common Unit or comparable fraction thereof and each Class B Unit (or converted Class B Unit) or comparable fraction thereof are equal;

            (C)  Third, (1) to the General Partner in its Percentage Interest and (2) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (1) of this clause (C), until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

            (D)  Fourth, the balance, if any, 100% to the General Partner.

        (d)    Special Allocations.    Notwithstanding any other provision of this Section 6.01, the following special allocations shall be made for such taxable period:

          (i)    Partnership Minimum Gain Chargeback.    Notwithstanding any other provision of this Section 6.01, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.01(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.01(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.01(d)(vi) and 6.01(d)(vii)). This Section 6.01(d)(i) is intended to c omply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

          (ii)    Chargeback of Partner Nonrecourse Debt Minimum Gain.    Notwithstanding the other provisions of this Section 6.01 (other than Section 6.01(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.01(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.01(d), other than Section 6.01(d)(i) and other than an allocation pursuant to Section 6.01(d)(vi) and Section 6.01(d)(vii), with respect to such taxable period. This Section 6.01(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

          (iii)    Priority Allocations.

            (A)  If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.04) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to the product obtained by multiplying (aa) the quotient determined by dividing (x) the General Partner's Percentage Interest at the time in which the greater cash or property distribution occurs by (y) 100% less the General Partner's Percentage Interest at the time in which the greater cash or property distribution occurs by (bb) the sum of the amounts allocated in clause (1) above.

            (B)  After the application of Section 6.01(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.01(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year and (2) to the General Partner in an amount equal to the product obtained by multiplying (aa) an amount equal to the quotient determined by dividing (x) the General Partner's Percentage Interest by (y) 100% less the General Partner's Percentage Interest by (bb) the sum of the amounts allocated in clause (1) above.

            (C) After the application of Section 6.01(d)(iii)(A) and Section 6.01(d)(iii)(B), all or any portion of the remaining items of Partnership income or gain for the taxable period, if any, shall be allocated (1) to the Unitholders holding Class B Units, Pro Rata, until the aggregate amount of such items allocated to the holders of Class B Units pursuant to this Section 6.01(d)(iii)(C) for the current taxable year and all previous taxable years is equal to the cumulative amount of all distributions of Available Cash made to the holders of Class B Units during the periods such holders of Class B Units are not allocated any items of income, gain, loss or deduction pursuant to Section 6.01(a) or Section 6.01(b) with respect to their Class B Units; and (2) to the General Partner an amount equal to the product obtained by multiplying (aa) an amount equal to the quotient determined by dividing (x) the General Partner's Percentage Interest by (y) 100% less the General Partner's Percentage Interest times (bb) the sum of the amounts allocated in clause (1) above.

          (iv)    Qualified Income Offset.    In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.01(d)(i) or Section 6.01(d)(ii).

          (v)    Gross Income Allocations.    In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such

  Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, however, that an allocation pursuant to this Section 6.01(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.01 have been tentatively made as if this Section 6.01(d)(v) were not in this Agreement.

          (vi)    Nonrecourse Deductions.    Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines that the Partnership's Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

          (vii)    Partner Nonrecourse Deductions.    Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

          (viii)    Nonrecourse Liabilities.    For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall, first, at the General Partner's discretion, be allocated to any Partner up to the amount of built-in gain that is allocable to such Partner on Section 704(c) property (as defined under Treasury Regulation Section 1.704-3(a)(3)(ii)) or property (as defined under Treasury Regulation Section 1.704-3(a)(6)(i)) where such property is subject to Nonrecourse Liability to the extent that such built-in gain exceeds the Nonrecourse Built-in Gain with respect to such property, and, second, among the Partners in accordance with their respective Percentage Interests.

          (ix)    Code Section 754 Adjustments.    To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

          (x)    Economic Uniformity.

            (A)  At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period with respect to any class of Units, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.01(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units of that class that are Outstanding as of the termination of the Subordination Period ("Final Subordinated Units") in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.05(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

            (B)  At the election of the General Partner with respect to any taxable period ending upon, or after, the conversion of the Class B Units pursuant to Section 5.11(f), all or a portion of the remaining items of Partnership income or gain for such taxable period, after taking into account allocations pursuant to Section 6.01(d)(iii) and Section 6.01(d)(x)(A), or all or a portion of the Partnership's items of loss and deduction, shall be allocated 100% to the holder or holders of the Common Units resulting from the conversion pursuant to Section 5.11(f) ("Converted Common Units") in the proportion of the number of the Converted Common Units held by such holder or holders to the total number of Converted Common Units then Outstanding, until each such holder has been allocated an amount of income or gain that increases, or an amount of loss and deduction, as the case may be, the Capital Account maintained with respect to such Converted Common Units to an amount equal to the product of (A) the number of Converted Common Units held by such holder and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Converted Common Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the receipt of Common Units pursuant to Section 5.11(f).

          (xi)    Curative Allocation.

            (A)  Notwithstanding any other provision of this Section 6.01, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.01. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.01(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.01(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

            (B)  The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.01(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.01(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

          (xii)    Corrective Allocations.    In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

            (A)  In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.05(d) hereof), the General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction and loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.01(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.01(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

            (B)  In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.01(c) hereof.

            (C)  In making the allocations required under this Section 6.01(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.01(d)(xii).

        SECTION 6.02.    Allocations for Tax Purposes.

        (a)   Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.01.

        (b)   In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

          (i)    (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code using remedial allocations within the meaning of Treasury Regulation Section 1.704-3(d) that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.01.

          (ii)   (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.05(d)(i) or Section 5.05(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.02(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.01.

          (iii)  The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

        (c)   For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.02(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

        (d)   The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

        (e)   Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.02, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

        (f)    All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

        (g)   Each item of Partnership income, gain, loss and deduction shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; and provided further that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

        (h)   Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

        SECTION 6.03.    Requirement and Characterization of Distributions; Distributions to Record Holders.     (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on December 31, 2007, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.04 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.05, be deemed to be "Capital Surplus." Notwithstanding any provision to the contrary in this Agreement, the Partnership shall not make a distribution to any Partner on account of its interest in the Partnership if such distribution would violate the Delaware Act or any other applicable law.

        (b)   Notwithstanding Section 6.03(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.04.

        (c)   The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

        (d)   Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

        SECTION 6.04.    Distributions of Available Cash from Operating Surplus.    (a)    During Subordination Period.    Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.03 or Section 6.05 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise contemplated by Section 5.06(b) in respect of other Partnership Securities issued pursuant thereto:

          (i)    First, (A) to the General Partner in its Percentage Interest and (B) to all the Unitholders holding Common Units, Pro Rata, in a percentage equal to 100% less the General Partner's Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

          (ii)   Second, (A) to the General Partner in its Percentage Interest and (B) to all Unitholders holding Common Units, Pro Rata, in a percentage equal to 100% less the General Partner's Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing at the end of such Quarter;

          (iii)  Third, (A) to the General Partner in its Percentage Interest and (B) to all Unitholders holding Subordinated Units, Pro Rata, in a percentage equal to 100% less the General Partner's Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

          (iv)  Fourth, to the General Partner and all Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

          (v)   Fifth, (A) to the General Partner in its Percentage Interest, (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata and (C) to all Unitholders, Pro Rata, in a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

          (vi)  Sixth, (A) to the General Partner in its Percentage Interest, (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata and (C) to all Unitholders, Pro Rata, in a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this subclause (vi), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

          (vii) Thereafter, (A) to the General Partner in its Percentage Interest, (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata and (C) to all Unitholders, Pro Rata, in a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vii);

provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.06, the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.04(a)(vii).

        (b)    After Subordination Period.    Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.03 or Section 6.05 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.06(b) in respect of other Partnership Securities issued pursuant thereto:

          (i)    First, to the General Partner and all Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

          (ii)   Second, to the General Partner and all Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

          (iii)  Third, (A) to the General Partner in its Percentage Interest, (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata and (C) to all Unitholders, Pro Rata, in a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iii), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

          (iv)  Fourth, (A) to the General Partner in its Percentage Interest, (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata and (C) to all Unitholders, Pro Rata, in a percentage equal to 100% less the sum of the percentages applicable to subclause (A) and (B) of this clause (iv), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

          (v)   Thereafter, (A) to the General Partner in its Percentage Interest, (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata and (C) to all Unitholders, Pro Rata, in a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v);

provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.06, the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.04(b)(v).

        SECTION 6.05.    Distributions of Available Cash from Capital Surplus.    Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.03(a) shall, subject to Section 17-607 of the Delaware Act, be distributed as follows:

          (a)   First, to the General Partner and all Unitholders in accordance with their respective Percentage Interests, until there has been distributed to a hypothetical holder of a Common Unit acquired on the Closing Date in respect of such Common Unit distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price;

          (b)   Second, (i) to the General Partner in its Percentage Interest and (ii) to all Unitholders holding Common Units, Pro Rata, in a percentage equal to 100% less the General Partner's Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage.

Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.04.

        SECTION 6.06.    Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.    (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.09. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted proportionately downward to equal the product, obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

        (b)   The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 5.11 and Section 6.09.

        SECTION 6.07.    Special Provisions Relating to the Holders of Subordinated Units and Class B Units.     (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.07, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Section 5.05(c)(ii), Section 6.01(d)(x)(A) and Section 6.07(b).

        (b)   A Unitholder holding a Common Unit that has resulted from the conversion of a Subordinated Unit pursuant to Section 5.07 shall not be issued a Common Unit Certificate pursuant to Section 4.01, and shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.07(b), the General Partner may take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Section 5.05(c)(ii) and Section 6.01(d)(x)(A); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

        (c)   Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Class B Unit shall have all the rights and obligations of a Unitholder holding Common Units; provided, however, that immediately upon the conversion of Class B Units into Common Units pursuant to Section 5.11, the Unitholder holding a Class B Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Class B Units shall remain subject to the provisions of Section 6.01(a), Section 6.01(b), Section 6.01(d)(iii), Section 6.01(d)(x)(B) and Section 6.07(d).

        (d)   A Unitholder of a Common Unit that has resulted from the conversion of a Class B Unit pursuant to Section 5.11(f) shall not be issued a Common Unit Certificate pursuant to Section 4.01, and shall not be permitted to transfer such Common Units to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.07(d), the General Partner may take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Section 6.01(d)(x)(B); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

        SECTION 6.08.    Special Provisions Relating to the Holders of Incentive Distribution Rights.    Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Article III and Article VII and (ii) have a Capital Account as a Partner pursuant to Section 5.05 and all other provisions related thereto and (b) shall not (i) be entitled to vote on or approve any matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units, except as provided by law, (ii) be entitled to any distributions other than as provided in Sections 6.04(a)(v), (vi) and (vii), Sections 6.04(b)(iii), (iv) and (v), and Section 12.04 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

        SECTION 6.09.    Entity Level Taxation.    If legislation is enacted or the interpretation of existing language is modified by a governmental taxing authority so that a Group Member is treated as an association taxable as a corporation or is otherwise subject to an entity level tax for federal, state or local income tax purposes, then the General Partner may reduce the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution by the amount of income taxes that are payable by reason of any such new legislation or interpretation (the "Incremental Income Taxes"), or any portion thereof selected by the General Partner, in the manner provided in this Section 6.09. If the General Partner elects to reduce the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution for any Quarter with respect to all or a portion of any Incremental Income Taxes, the General Partner shall estimate for such Quarter the Partnership Group's aggregate liability (the "Estimated Incremental Quarterly Tax Amount") for all such income taxes that are payable by reason of any such new legislation or interpretation; provided that any difference between such estimate and the actual tax liability for such Quarter that is owed by reason of any such new legislation or interpretation shall be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.09 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

Management and Operation of Business

        SECTION 7.01.    Management.    (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.03, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.05 and to effectuate the purposes set forth in Section 2.04, including the following:

          (i)    the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

          (ii)   the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

          (iii)  the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger, consolidation or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.03 and Article XIV);

          (iv)  the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.06(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

          (v)   the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if such non-recourse provision results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

          (vi)  the distribution of Partnership cash;

          (vii) the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

          (viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

          (ix)  the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.04;

          (x)   the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

          (xi)  the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

          (xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.08);

          (xiii) the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of options, rights, warrants, appreciation rights and tracking and phantom interests relating to Partnership Securities;

          (xiv) the undertaking of any action in connection with the Partnership's participation in any Group Member; and

          (xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

        (b)  Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, any Group Member Agreement of any other Group Member and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

        SECTION 7.02.    Certificate of Limited Partnership.    The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all commercially reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership or other entity in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.04(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

        SECTION 7.03.    Restrictions on the General Partner's Authority.    Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests in the Partnership's Subsidiaries) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a lien, encumbrance, or security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, except as permitted under Section 4.06, Section 11.01 and Section 11.02, elect or cause the Partnership to elect a successor general partner of the Partnership.

        SECTION 7.04.    Reimbursement of the General Partner.    (a) Except as provided in this Section 7.04 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

        (b)  The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other direct and indirect expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group's business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.04 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.07.

        (c)  The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any federal, state or local or any non-U.S. franchise or income tax or any other tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment of such management fee or fees exceeds the amount of such fee or fees.

        (d)  The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants, appreciation rights, or phantom or tracking interests relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner, any Group Member or any Affiliate, in each case for the benefit of employees and directors of the General Partner, any Group Member or any Affiliate thereof, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees and directors pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership or in the open market to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.04(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.04(d) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.01 or 11.02 or the transferee of or successor to all of the General Partner's General Partner Interest (represented by General Partner Units) pursuant to Section 4.06.

        SECTION 7.05.    Outside Activities.    (a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member.

        (b)  Each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law or equity to any Group Member or any Partner. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement, or the partnership relationship established hereby in any business ventures of any Indemnitee. Notwithstanding anything to the contrary in this Agreement, or any duty existing at law, in equity or otherwise, (i) the possessing of competitive interests and engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.05 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner or of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the Indemnitees shall have no obligation hereunder or as a result of any duty expressed or implied by law to present business opportunities to the Partnership.

        (c)  Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Indemnitee (including the General

Partner) and no Indemnitee (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to the Partnership, and such Indemnitee (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person for breach of any fiduciary or other duty by reason of the fact that such Indemnitee (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership.

        (d)  The General Partner and each of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired pursuant to the Contribution Agreement and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Securities acquired by them. The term "Affiliates" when used in this Section 7.05(d) with respect to the General Partner shall not include any Group Member.

        SECTION 7.06.    Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.    (a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.06(a) and Section 7.06(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member.

        (b)  The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

        (c)  No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners existing hereunder, or existing at law, in equity or otherwise by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner's Percentage Interest of the total amount distributed to all partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

        SECTION 7.07.    Indemnification.    (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, however, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.07, the Indemnitee acted in bad faith or engaged in fraud or wilful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was unlawful; and, provided further that no indemnification pursuant to this Section 7.07 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement, the Omnibus Agreement, or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.07 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

        (b)  To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.07(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.07.

        (c)  The indemnification provided by this Section 7.07 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

        (d)  The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

        (e)   For purposes of this Section 7.07, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by the Indemnitee of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.07(a); and action taken or omitted by the Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

        (f)    In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

        (g)   An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.07 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

        (h)   The provisions of this Section 7.07 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

        (i)    No amendment, modification or repeal of this Section 7.07 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.07 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

        SECTION 7.08.    Liability of Indemnitees.    (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud or wilful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was criminal.

        (b)   Subject to its obligations and duties as General Partner set forth in Section 7.01(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

        (c)   To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

        (d)   Any amendment, modification or repeal of this Section 7.08 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.08 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

        SECTION 7.09.    Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.    (a)  Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest to seek Special Approval of such resolution or course of action, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is sought, then it shall be presumed that, in making its decision, the Conflicts Committee acted in good faith, and if Special Approval is not sought and the Board of

Directors of the General Partner determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors of the General Partner acted in good faith, and in either case, in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement.

        (b)   Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in "good faith" for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must believe that the determination or other action is in the best interests of the Partnership, unless the context otherwise requires.

        (c)   Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner, and the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrase, "at the option of the General Partner," or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Units, General Partner Interest or Incentive Distribution Rights, to the extent permitted under this Agreement, or refrains from voting or transferring its Units, General Partner Units or Incentive Distribution Rights, as appropriate, it shall be acting in its individual capacity. The General Partner's organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner's general partner, if the General Partner is a partnership.

        (d)   Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.

        (e)   Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

        (f)    The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or managing member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.09.

        SECTION 7.10.    Other Matters Concerning the General Partner.    (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

        (b)   The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

        (c)   The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership or any Group Member.

        SECTION 7.11.    Purchase or Sale of Partnership Securities.    The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided, however, that except as permitted pursuant to Section 4.09 and Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. Such Partnership Securities shall be held by the Partnership as treasury securities unless they are expressly cancelled by action of an appropriate officer of the General Partner. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

        SECTION 7.12.    Registration Rights of the General Partner and its Affiliates.    (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the "Holder") to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use its reasonable best efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than five registrations pursuant to this Section 7.12(a); and, provided further that if the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (A) materially interfere in a way materially adverse to the Partnership with a significant acquisition, merger, disposition, reorganization or other similar transaction involving the Partnership, (B) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (C) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than 90 days after receipt of the Holder's request, such right pursuant to this Section 7.12(a) or Section 7.12(c) not to be utilized more than once in any twelve-month period. Except as provided in the preceding sentence, the Partnership shall be deemed not to have used its reasonable best efforts to keep the registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Securities covered thereby not being able to offer and sell such Partnership Securities at any time during such period, unless such action is required by applicable law. In connection with any registration pursuant to this Section 7.12(a), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

        (b)   If any Holder holds Partnership Securities that it desires to sell and Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such Holder to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such shelf registration statement have been sold, a "shelf" registration statement covering the Partnership Securities specified by the Holder on an appropriate form under Rule 415 under the Securities Act, or any similar rule that may be adopted by the Commission; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to Section 7.12(a) and this Section 7.12(b); and provided further, however, that if the Conflicts Committee determines in good faith that any offering under, or the use of any prospectus forming a part of, the shelf registration statement would be materially detrimental to the Partnership and its Partners because such offering or use would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to suspend such offering or use for a period of not more than six months after receipt of the Holder's request, such right pursuant to Section 7.12(a) or this Section 7.12(b) not to be utilized more than once in any twelve-month period. In connection with any shelf registration pursuant to this Section 7.12(b), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such shelf registration under the securities laws of such states as the

Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such shelf registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such shelf registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such shelf registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

        (c)   If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Securities for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall notify all Holders of such proposal and use its reasonable best efforts to include such number or amount of Partnership Securities held by any Holder in such registration statement as the Holder shall request; provided, however, that the Partnership is not required to make any effort or take any action to include the Partnership Securities of such Holder once the registration statement is declared effective by the Commission or otherwise becomes effective, including any registration statement providing for the offering from time to time of Partnership Securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(c) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

        (d)   If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under Section 7.07, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") from and against any and all losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any issuer free writing prospectus as defined in Rule 433 of the Securities Act or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus, free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

        (e)   The provisions of Section 7.12(a), Section 7.12(c) and Section 7.12(d) shall continue to be applicable with respect to the General Partner (and any of the General Partner's Affiliates) after it ceases to be a general partner of the Partnership, for a period of at least two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(d) shall continue in effect thereafter.

        (f)    The rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Securities; provided, however, that (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Securities with respect to which such registration rights are being assigned, and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

        (g)   Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

        SECTION 7.13.    Reliance by Third Parties.    Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner, its officers or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

Books, Records, Accounting and Reports

        SECTION 8.01.    Records and Accounting.    The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.04(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, however, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

        SECTION 8.02.    Fiscal Year.    The fiscal year of the Partnership shall be a fiscal year ending December 31.

        SECTION 8.03.    Reports.    (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership's or the SEC's website), to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by an independent registered public accounting firm selected by the General Partner.

        (b)   As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership's or the SEC's website), to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

Tax Matters

        SECTION 9.01.    Tax Returns and Information.    The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

        SECTION 9.02.    Tax Elections.    (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.02(g) without regard to the actual price paid by such transferee.

        (b)   Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

        SECTION 9.03.    Tax Controversies.    Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

        SECTION 9.04.    Withholding.    Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.03 in the amount of such withholding from such Partner.

ARTICLE X

Admission of Partners

        SECTION 10.01.    Admission of Initial Limited Partners.    Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, OSG Bulk Ships, Inc. and the Underwriters as described in Article V, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

        SECTION 10.02.    Admission of Additional Limited Partners.    (a) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation pursuant to Article XIV, and except as provided in Section 4.09 or Section 4.10 each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer, issuance or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement, (iv) grants the powers of attorney set forth in this Agreement and (v) makes the consents and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record

Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner until such Person acquires a Limited Partner Interest and such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is a Non-citizen Assignee shall be determined in accordance with Section 4.09 and the rights and obligations of a Person who is a holder of Excess Units shall be determined in accordance with Section 4.10.

        (b)   The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.01 hereof.

        (c)   Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.02(a).

        SECTION 10.03.    Admission of Successor General Partner.    A successor General Partner approved pursuant to Section 11.01 or Section 11.02 or the transferee of or successor to all of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.06 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.01 or 11.02 or the transfer of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.06; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.06 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

        SECTION 10.04.    Amendment of Agreement and Certificate of Limited Partnership.    To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.06.

ARTICLE XI

Withdrawal or Removal of Partners

        SECTION 11.01.    Withdrawal of the General Partner.    (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal"):

          (i)    the General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

          (ii)   the General Partner transfers all of its rights as General Partner pursuant to Section 4.06;

          (iii)  the General Partner is removed pursuant to Section 11.02;

          (iv)  the General Partner (A) makes a general assignment for the benefit of creditors, (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the U.S. Bankruptcy Code, (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law, (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A), (B) or (C) of this Section 11.01(a)(iv), or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

          (v)   a final and non-appealable order of relief under Chapter 7 of the U.S. Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

          (vi)  (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter under the laws of its state of incorporation, (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner, (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust, (D) in the event the General Partner is a natural person, his death or adjudication of incompetency, and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.01(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.01 shall result in the withdrawal of the General Partner from the Partnership.

        (b)   Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, prevailing Eastern Time, on June 30, 2017, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided, however, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise for to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, prevailing Eastern Time, on June 30, 2017, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.01(a)(ii) or is removed pursuant to Section 11.02; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.01(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner's withdrawal, a successor is not selected by the Unitholders as provided herein or, if applicable, the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.01. Any successor General Partner elected in accordance with the terms of this Section 11.01 shall be subject to the provisions of Section 10.03.

        SECTION 11.02.    Removal of the General Partner.    The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units and Class B Units, if any, voting as a single class and a majority of the outstanding Subordinated Units (if any Subordinated Units are then Outstanding) voting as a class (including, in each case, Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.03. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.02, such Person shall, upon admission pursuant to Section 10.03, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.02 shall be subject to the provisions of Section 10.03.

        SECTION 11.03.    Interest of Departing General Partner and Successor General Partner.    (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.01 or Section 11.02, the Departing General Partner shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to require its successor to purchase its General Partner Interest (represented by General Partner Units) and its general partner interest (or equivalent interest), if any, in the other Group Members and all of its Incentive Distribution Rights (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.01 or Section 11.02 (or if the business of the Partnership is continued pursuant to Section 12.02 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing General Partner. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.04, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing

General Partner or its Affiliates (other than any Group Member for the benefit of the Partnership or the other Group Members.

        For purposes of this Section 11.03(a), the fair market value of the Departing General Partner's Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner. In making its determination, such independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership's assets, the rights and obligations of the Departing General Partner, other factors it may deem relevant and rely on other experts, and the determination of which shall be conclusive as to such matter.

        (b)   If the Combined Interest is not purchased in the manner set forth in Section 11.03(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.03(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

        (c)   If a successor General Partner is elected in accordance with the terms of Section 11.01 or Section 11.02 (or if the business of the Partnership is continued pursuant to Section 12.02 and the successor General Partner is not the former General Partner) and the option described in Section 11.03(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of the Percentage Interest of the Departing General Partner and the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations shall be its Percentage Interest.

        SECTION 11.04.    Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.    Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (provided, however, that such converted Subordinated Units shall remain subject to the provisions of Section 5.05(c)(ii) and Section 6.01(d)(x)), (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (iii) the General Partner will have the right to convert its General Partner Interest (represented by General Partner Units) and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor in accordance with Section 11.03.

        SECTION 11.05.    Withdrawal of Limited Partners.    No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

Dissolution and Liquidation

        SECTION 12.01.    Dissolution.    The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.01 or Section 11.02, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.02) its affairs shall be wound up, upon:

        (a)   an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

        (b)   the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

        (c)   an Event of Withdrawal of the General Partner as provided in Section 11.01(a) (other than Section 11.01(a)(ii)), unless a successor is elected and a Withdrawal Opinion of Counsel is received as provided in Section 11.01(b) or Section 11.02 and such successor is admitted to the Partnership pursuant to Section 10.03.

        SECTION 12.02.    Continuation of the Business of the Partnership After Dissolution.    Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.01(a)(i) or Section 11.01(a)(iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.01 or Section 11.02, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.01(a)(iv), (a)(v) or (a)(vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

          (i)    the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

          (ii)   if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.03; and

          (iii)  the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, however, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (A) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (B) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

        SECTION 12.03.    Liquidator.    Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.02, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units, Class B Units, if any, and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units, Class B Units, if any, and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units, Class B Units, if any, and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.03) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

        SECTION 12.04.    Liquidation.    The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

        (a)   The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.04(b) to have received cash equal to its fair market value, and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

        (b)   Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.03) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

        (c)   All property and all cash in excess of that required to discharge liabilities as provided in Section 12.04(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.04(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

        SECTION 12.05.    Cancellation of Certificate of Limited Partnership.    Upon the completion of the distribution of Partnership cash and property as provided in Section 12.04 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

        SECTION 12.06.    Return of Contributions.    The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any moneys or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

        SECTION 12.07.    Waiver of Partition.    To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

        SECTION 12.08.    Capital Account Restoration.    No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

Amendment of Partnership Agreement; Meetings; Record Date

        SECTION 13.01.    Amendments to be Adopted Solely by the General Partner.    Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

          (a)   a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

          (b)   admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

          (c)   a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

          (d)   a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.09 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

          (e)   a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

          (f)    an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such regulations are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

          (g)   an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of the issuance of any class or series of Partnership Securities pursuant to Section 5.06, including any amendment that the General Partner determines is necessary or appropriate in connection with (i) the adjustments of the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution pursuant to the provisions of Section 5.11, (ii) the implementation of the provisions of Section 5.11 or (iii) any modifications to the Incentive Distribution Rights made in connection with the issuance of Partnership Securities pursuant to Section 5.06, provided that, with respect to this clause (iii), the modifications to the Incentive Distribution Rights and the related issuance of Partnership Securities have received Special Approval;

          (h)   any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

          (i)    an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.03;

          (j)    an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other Person, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.04;

          (k)   a conversion, merger or conveyance pursuant to Section 14.03(d); or

          (l)    any other amendments substantially similar to the foregoing.

        SECTION 13.02.    Amendment Procedures.    Except as provided in Section 13.01 and Section 13.03, all amendments to this Agreement shall be made in accordance with the requirements contained in this Section 13.02. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to propose an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A proposed amendment shall be effective upon its approval by the General Partner and the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by the Delaware Act. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

        SECTION 13.03.    Amendment Requirements.    (a) Notwithstanding the provisions of Section 13.01 and Section 13.02, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

          (b)   Notwithstanding the provisions of Section 13.01 and Section 13.02, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such enlargement shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.03(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at the General Partner's option, (iii) change Section 12.01(a), or (iv) change the term of the Partnership or, except as set forth in Section 12.01(a), give any Person the right to dissolve the Partnership.

          (c)   Except as provided in Section 14.03, and without limitation of the General Partner's authority to adopt amendments to this Agreement without the approval of any Partners as contemplated in Section 13.01, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

          (d)   Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.01 and except as otherwise provided by Section 14.03(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose law the Partnership is organized.

          (e)   Except as provided in Section 13.01, this Section 13.03 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

        SECTION 13.04.    Special Meetings.    All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called, it being understood that the purposes of such special meeting may only be to vote on matters that require the vote of Unitholders pursuant to this Agreement. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

        SECTION 13.05.    Notice of a Meeting.    Notice of a meeting called pursuant to Section 13.04 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.01. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

        SECTION 13.06.    Record Date.    For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

        SECTION 13.07.    Adjournment.    When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

        SECTION 13.08.    Waiver of Notice; Approval of Meeting.    The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

        SECTION 13.09.    Quorum and Voting.    The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.07.

        SECTION 13.10.    Conduct of a Meeting.    The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.04, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

        SECTION 13.11.    Action Without a Meeting.    If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved the action in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the applicable statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

        SECTION 13.12.    Right to Vote and Related Matters.    (a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.06 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

          (b)   With respect to Units that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.03.

ARTICLE XIV

Merger, Consolidation or Conversion

        SECTION 14.01.    Authority.    The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)), or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States, pursuant to a written plan of merger or consolidation ("Merger Agreement") or a written plan of conversion ("Plan of Conversion"), as the case may be, in accordance with this Article XIV.

        SECTION 14.02.    Procedure for Merger or Consolidation or Conversion.    (a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner; provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to consent to a merger, consolidation or conversion, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

          (b)   If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

            (i)    name and jurisdiction and state of domicile of each of the business entities proposing to merge or consolidate;

            (ii)   the name and state of domicile of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

            (iii)  the terms and conditions of the proposed merger or consolidation;

            (iv)  the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

            (v)   a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, limited liability company agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

            (vi)  the effective time of the merger or consolidation, which may be the date of the filing of the certificate of merger pursuant to Section 14.04 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger or consolidation is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

            (vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

          (c)   If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth:

            (i)    the name of the converting entity and the converted entity;

            (ii)   a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

            (ii)   a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

            (iv)  the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity;

            (v)   in an attachment or exhibit, the certificate of limited partnership of the Partnership; and

            (vi)  in an attachment or exhibit, the certificate of limited partnership, articles of incorporation, or other organizational documents of the converted entity;

            (vii) the effective time of the conversion, which may be the date of the filing of the articles of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, however, that if the effective time of the conversion is to be later than the date of the filing of such articles of conversion, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such articles of conversion and stated therein); and

            (viii)   such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.

        SECTION 14.03.    Approval by Limited Partners of Merger Agreement or Plan of Conversion.    (a) Except as provided in Section 14.03(d) and Section 14.03(e), the General Partner, upon its approval of the Merger Agreement or Plan of Conversion, as the case may be, shall direct that the Merger Agreement or Plan of Conversion, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

          (b)   Except as provided in Section 14.03(d) and Section 14.03(e), the Merger Agreement or Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority.

          (c)   Except as provided in Section 14.03(d) and Section 14.03(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or articles of conversion pursuant to Section 14.04, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or Plan of Conversion, as the case may be.

          (d)   Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (or to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

          (e)   Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.01, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (v) the number of Partnership Securities to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Securities Outstanding immediately prior to the effective date of such merger or consolidation.

          (f)    Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.03 shall be effective at the effective time or date of the merger or consolidation.

        SECTION 14.04.    Certificate of Merger or Articles of Conversion.    Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger or articles of conversion, as applicable shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

        SECTION 14.05.    Effect of Merger, Consolidation or Conversion.    (a) At the effective time of the certificate of merger:

            (i)    all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

            (ii)   the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

            (iii)  all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

            (iv)  all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

          (b)   At the effective time of the articles of conversion:

            (i)    the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

            (ii)   all rights, title, and interests to all real estate and other property owned by the Partnership shall continue to be owned by the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

            (iii)  all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

            (iv)  all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and may be pursued by such creditors and obligees as if the conversion did not occur;

            (v)   a proceeding pending by or against the Partnership or by or against any of Partners in their capacities as such may be continued by or against the converted entity in its new organizational form and by or against the prior partners without any need for substitution of parties; and

            (vi)  Partnership Securities that are to be converted into partnership interests, shares, evidences of ownership, or other securities in the converted entity as provided in the Plan of Conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.

ARTICLE XV

Right to Acquire Limited Partner Interests

        SECTION 15.01.    Right to Acquire Limited Partner Interests.    (a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.01(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.01(b) is mailed.

          (b)   If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.01(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.01(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.01. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Article IV, Article V, Article VI and Article XII) shall thereupon cease, except the right to receive the applicable purchase price (determined in accordance with Section 15.01(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Article IV, Article V, Article VI and Article XII).

          (c)   At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.01 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.01(a), without interest thereon.

ARTICLE XVI

General Provisions

        SECTION 16.01.    Addresses and Notices.    Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.01 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.03. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

        SECTION 16.02.    Further Action.    The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

        SECTION 16.03.    Binding Effect.    This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

        SECTION 16.04.    Integration.    This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

        SECTION 16.05.    Creditors.    None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

        SECTION 16.06.    Waiver.    No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

        SECTION 16.07.    Counterparts.    This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.02(a) without execution hereof.

        SECTION 16.08.    Applicable Law.    This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

        SECTION 16.09.    Invalidity of Provisions.    If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

        SECTION 16.10.    Consent of Partners.    Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

        SECTION 16.11.    Facsimile Signatures.    The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.

        SECTION 16.12.    Third-Party Beneficiaries.    Each Partner agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Agreement of Limited Partnership as of the date first written above.

GENERAL PARTNER:
OSG AMERICA LLC
by	Name: Title:
ORGANIZATIONAL LIMITED PARTNER:
OSG BULK SHIPS, INC.
by	Name: Title:
LIMITED PARTNERS:
OSGAMLP ONE PERCENT INTEREST CORPORATION.
by	Name: Title:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner, or without execution pursuant to Section 10.02(a) hereof.
OSG AMERICA LLC
by	Name: Title:

EXHIBIT A

to the Amended and Restated
Agreement of Limited Partnership of
OSG America L.P.

Certificate Evidencing Common Units
Representing Limited Partner Interests in
OSG America L.P.

No.	Common Units

        In accordance with Section 4.01 of the Amended and Restated Agreement of Limited Partnership of OSG America L.P., as amended, supplemented or restated from time to time (the "Partnership Agreement"), OSG America L.P., a Delaware limited partnership (the "Partnership"), hereby certifies that (the "Holder") is the registered owner of Common Units representing limited partner interests in the Partnership (the "Common Units") transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at Two Harbour Place, 302 Knights Run Avenue, Suite 1200, Tampa, Florida 33602. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

        The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

        This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	OSG America L.P.
Countersigned and Registered by:	By:	OSG America LLC, its General Partner
By:
as Transfer Agent and Registrar:		Title:
By:	By:
Authorized Signature		Secretary

[Reverse of Certificate]

ABBREVIATIONS

        The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM	—	as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
TEN ENT	—	as tenants by the entireties	(Cust) (Minor)
JT TEN	—	as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS
in
OSG AMERICA L.P.

FOR VALUE RECEIVED,                               hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint as its attorney-in-fact with full power of substitution to transfer the same on the books of OSG America L.P.
Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15	(Signature) (Signature)

        No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

EXHIBIT B

to the Amended and Restated
Agreement of Limited Partnership of
OSG America L.P.

APPLICATION FOR TRANSFER OF COMMON UNITS

        The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

        The Assignee (a) requests admission as a Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of OSG America L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

Social Security or other Identifying number	Signature of Assignee

Purchase Price including commissions, if any	Name and Address of Assignee
Type of Entity (check one):
☐	Individual	☐	Partnership	☐	Corporation
☐	Trust	☐	Other (specify)
Nationality (for taxation purposes) (check one):
☐	U.S. Citizen, Resident or Domestic Entity
☐	Foreign Corporation	☐	Non-resident Alien

If the U.S. Citizen, Resident or Domestic Entity box is checked, Certification B-1 must be completed.

        Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies as set forth in Certification B-1 (or, if applicable, certifies the following on behalf of the interestholder).

Citizenship (for Maritime purposes—see Maritime Citizenship definitions below) (check one):

☐	Citizen of the United States
☐	Non-Citizen of the United States

        If a Citizen of the United States box is checked, Certification B-2 must be completed.

        Under Part 67 of Title 46 of the Code of Federal Regulations (CFR), if the undersigned is an individual, the undersigned is deemed a Citizen of the United States (for maritime purposes) if the undersigned is:

  •
  native born, or

  •
  naturalized, or

  •
  a derivative Citizen of the United States, or

  •
  otherwise qualifies as a United States Citizen.

        If the undersigned is a General Partnership or Limited Partnership, the entity is deemed a Citizen of the United States (for maritime purposes) if the undersigned is:

  •
  organized under the laws of the United States or a State, and

  •
  if a general partnership, all partners are Citizens of the United States, and

  •
  if a limited partnership, all general partners are Citizens of the United States and not less than 75% of the interest and voting power of the partnership, limited liability company or limited partnership is ultimately held by Citizens of the United States free of any voting trust, fiduciary arrangement or other agreement, arrangement or understanding whereby non-citizens may directly or indirectly assert control.i

        If the undersigned is a Corporation, the undersigned is deemed a Citizen of the United States (for maritime purposes) if the undersigned is:

  •
  organized under the laws of the United States or a State, and

  •
  each of its president or other chief executive and the chairman of its board of directors is a Citizen of the United States, and

  •
  no more than a minority of the number of its directors necessary to constitute a quorum for the transaction of business are non-Citizens of the United States, and

  •
  not less than 75% of the shares (beneficially and of record) are owned by Citizens of the United States free of any voting trust, fiduciary arrangement or other agreement, arrangement or understanding whereby non-citizens may directly or indirect assert controli.

(i)
If the stock, partnership interest, limited liability company interest or any other interest is owned by a corporation, partnership, limited liability company or other entity, each such entity must qualify as a Citizen of the United States and must complete an Application for Transfer of Common Units. Correspondingly, if the ownership interest is divided into classes, groups, etc., the U.S. citizenship requirements will apply to each such class or group of partnership and Application for Transfer of Common Units.

        If the undersigned is a trust, joint venture, association or other entity, the undersigned is deemed a Citizen of the United States for maritime purposes if:

  •
  all of the members and beneficiaries of the trust, joint venture, association or other entity are Citizens of the United States,

  •
  the trustee or other representative of the undersigned is a Citizen of the United States, and

  •
  not less than 75.0% of the interest and voting power of the trust, joint venture, association or entity are ultimately held by Citizens of the United States.

        If the undersigned is a limited liability company, the undersigned is deemed a Citizen of the United States (for maritime purposes):

  •
  if member managed, all members of the limited liability company are citizens of the United States, and

  •
  if not member managed, any Person elected to manage the limited liability company or who is authorized to bind the limited liability company and any Person who holds a position equivalent to the chief executive officer, by whatever title, and the chairman of the board of directors in a corporation and any Person authorized to act in their absence are Citizens of the United States; non-U.S. citizens do not have authority within a management group whether through veto power, combined voting, or otherwise to exercise control over the limited liability company and 75.0% of the equity interest at each tier is owned by Citizens of the United States.

Certification B-1
Check and complete either A or B:

☐  A.    Individual Interestholder

  1.
  I am not a non-resident alien for purposes of U.S. income taxation.

  2.
  My U.S. taxpayer identification number (Social Security Number) is

  3.
  My home address is

☐  B.    Partnership, Corporation or Other Interestholder

  1.
  Is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

  2.
  The interestholder's U.S. employer identification number is

  3.
  The interestholder's office address and place of incorporation (if applicable) is

        The interestholder agrees to notify the Partnership within 60 days of the date the interestholder becomes a foreign person.

        The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

        Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Assignee

Signature and Date

Title (if applicable)

        Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

Certification B-2
Complete either A or B or C or D:

☐  A.    Individual Interestholder

I certify that I qualify as a United States Citizen (as defined in the Application for Transfer of Common Units to which this Certification is attached) because:

  1.
  I am native born, or

  2.
  I am naturalized, or

  3.
  I am a derivative citizen, or

  4.
  I otherwise qualify as a United States Citizen.

☐  B.    General Partnership or Limited Partnership

  1.
  is a United States Citizen (as defined in the Application for Transfer of Common Units to which this Certification is attached), and

  2.
  is organized under the laws of the United States or a State, and

  3.
  if a general partnership, all partners are United States Citizens, and

  4.
  if a limited partnership, all general partners are United States Citizens and not less than 75% of the interest and voting power in the partnership are ultimately held by United States Citizens.

☐  C.    Corporation

  1.
  is a United States Citizen (as defined in the Application for Transfer of Common Units to which this Certification is attached), and

  2.
  is organized under the laws of the United States or a State, and

  3.
  the president or other chief executive and the chairman of the board of directors is a United States Citizen (if relevant), and

  4.
  no more than a minority of directors necessary to constitute a quorum for the transaction of business are non-citizens of the United States, and

  5.
  not less than 75% of the interest and voting power in the corporation is ultimately held by United States Citizens free of any voting trust, fiduciary arrangement or other agreement, arrangement or understanding whereby non-citizens may directly or indirectly assert control.

☐  D.    Trust

  1.
  is a United States Citizen (as defined in the Application for Transfer of Common Units to which this Certification is attached), and

  2.
  all beneficiaries of the trust are United States Citizens, and

  3.
  the trustee or other representative of the trust is a United States Citizen, and

  4.
  not less than 75% of the interest and voting power in the trust is ultimately held by United States Citizens.

☐  E.    Limited Liability Company:

1.
if member managed, all members of the limited liability company are United States Citizens, and

2.
if not member managed, any Person elected to manage the limited liability company or who is authorized to bind the limited liability company to any Person who holds a position equivalent to the chief executive officer, by whatever title, and the chairman of the board of directors in a corporation and any Person authorized to act in their absence are United States Citizens; non-U.S. citizens do not have authority within a management group whether through veto power, combined voting, or otherwise to exercise control over the limited liability company and 75.0% of the equity interest at each tier is owned by United States Citizens.

        Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Assignee

Signature and Date

Title (if applicable)

        Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or agent of any of the foregoing, the above certification shall be made both as to (a) such broker, dealer, bank, trust company, clearing corporation, other nominee owner or agent and (b) any person for whom the Assignee will hold the Common Units based on a similar certification from such beneficial owner.

APPENDIX B

APPLICATION FOR TRANSFER OF COMMON UNITS

        The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

        The Assignee (a) requests admission as a Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of OSG America L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

Social Security or other Identifying number	Signature of Assignee

Purchase Price including commissions, if any	Name and Address of Assignee
Type of Entity (check one):
☐	Individual	☐	Partnership	☐	Corporation
☐	Trust	☐	Other (specify)
Nationality (for taxation purposes) (check one):
☐	U.S. Citizen, Resident or Domestic Entity
☐	Foreign Corporation	☐	Non-resident Alien

If the U.S. Citizen, Resident or Domestic Entity box is checked, Certification B-1 must be completed.

        Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies as set forth in Certification B-1 (or, if applicable, certifies the following on behalf of the interestholder).

Citizenship (for Maritime purposes—see Maritime Citizenship definitions below) (check one):

☐	Citizen of the United States
☐	Non-Citizen of the United States

        If a Citizen of the United States box is checked, Certification B-2 must be completed.

        Under Part 67 of Title 46 of the Code of Federal Regulations (CFR), if the undersigned is an individual, the undersigned is deemed a Citizen of the United States (for maritime purposes) if the undersigned is:

  •
  native born, or

  •
  naturalized, or

  •
  a derivative Citizen of the United States, or

  •
  otherwise qualifies as a United States Citizen.

        If the undersigned is a General Partnership or Limited Partnership, the entity is deemed a Citizen of the United States (for maritime purposes) if the undersigned is:

  •
  organized under the laws of the United States or a State, and

  •
  if a general partnership, all partners are Citizens of the United States, and

  •
  if a limited partnership, all general partners are Citizens of the United States and not less than 75% of the interest and voting power of the partnership, limited liability company or limited partnership is ultimately held by Citizens of the United States free of any voting trust, fiduciary arrangement or other agreement, arrangement or understanding whereby non-citizens may directly or indirectly assert control.i

        If the undersigned is a Corporation, the undersigned is deemed a Citizen of the United States (for maritime purposes) if the undersigned is:

  •
  organized under the laws of the United States or a State, and

  •
  each of its president or other chief executive and the chairman of its board of directors is a Citizen of the United States, and

  •
  no more than a minority of the number of its directors necessary to constitute a quorum for the transaction of business are non-Citizens of the United States, and

  •
  not less than 75% of the shares (beneficially and of record) are owned by Citizens of the United States free of any voting trust, fiduciary arrangement or other agreement, arrangement or understanding whereby non-citizens may directly or indirect assert controli.

(i)
If the stock, partnership interest, limited liability company interest or any other interest is owned by a corporation, partnership, limited liability company or other entity, each such entity must qualify as a Citizen of the United States and must complete an Application for Transfer of Common Units. Correspondingly, if the ownership interest is divided into classes, groups, etc., the U.S. citizenship requirements will apply to each such class or group of partnership and Application for Transfer of Common Units.

        If the undersigned is a trust, joint venture, association or other entity, the undersigned is deemed a Citizen of the United States for maritime purposes if:

  •
  all of the members and beneficiaries of the trust, joint venture, association or other entity are Citizens of the United States,

  •
  the trustee or other representative of the undersigned is a Citizen of the United States, and

  •
  not less than 75.0% of the interest and voting power of the trust, joint venture, association or entity are ultimately held by Citizens of the United States.

        If the undersigned is a limited liability company, the undersigned is deemed a Citizen of the United States (for maritime purposes):

  •
  if member managed, all members of the limited liability company are citizens of the United States, and

  •
  if not member managed, any Person elected to manage the limited liability company or who is authorized to bind the limited liability company and any Person who holds a position equivalent to the chief executive officer, by whatever title, and the chairman of the board of directors in a corporation and any Person authorized to act in their absence are Citizens of the United States; non-U.S. citizens do not have authority within a management group whether through veto power, combined voting, or otherwise to exercise control over the limited liability company and 75.0% of the equity interest at each tier is owned by Citizens of the United States.

Certification B-1
Check and complete either A or B:

☐  A.    Individual Interestholder

  1.
  I am not a non-resident alien for purposes of U.S. income taxation.

  2.
  My U.S. taxpayer identification number (Social Security Number) is

  3.
  My home address is

☐  B.    Partnership, Corporation or Other Interestholder

  1.
  Is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

  2.
  The interestholder's U.S. employer identification number is

  3.
  The interestholder's office address and place of incorporation (if applicable) is

        The interestholder agrees to notify the Partnership within 60 days of the date the interestholder becomes a foreign person.

        The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

        Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Assignee

Signature and Date

Title (if applicable)

        Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

Certification B-2
Complete either A or B or C or D:

☐  A.    Individual Interestholder

I certify that I qualify as a United States Citizen (as defined in the Application for Transfer of Common Units to which this Certification is attached) because:

  1.
  I am native born, or

  2.
  I am naturalized, or

  3.
  I am a derivative citizen, or

  4.
  I otherwise qualify as a United States Citizen.

☐  B.    General Partnership or Limited Partnership

  1.
  is a United States Citizen (as defined in the Application for Transfer of Common Units to which this Certification is attached), and

  2.
  is organized under the laws of the United States or a State, and

  3.
  if a general partnership, all partners are United States Citizens, and

  4.
  if a limited partnership, all general partners are United States Citizens and not less than 75% of the interest and voting power in the partnership are ultimately held by United States Citizens.

☐  C.    Corporation

  1.
  is a United States Citizen (as defined in the Application for Transfer of Common Units to which this Certification is attached), and

  2.
  is organized under the laws of the United States or a State, and

  3.
  the president or other chief executive and the chairman of the board of directors is a United States Citizen (if relevant), and

  4.
  no more than a minority of directors necessary to constitute a quorum for the transaction of business are non-citizens of the United States, and

  5.
  not less than 75% of the interest and voting power in the corporation is ultimately held by United States Citizens free of any voting trust, fiduciary arrangement or other agreement, arrangement or understanding whereby non-citizens may directly or indirectly assert control.

☐  D.    Trust

  1.
  is a United States Citizen (as defined in the Application for Transfer of Common Units to which this Certification is attached), and

  2.
  all beneficiaries of the trust are United States Citizens, and

  3.
  the trustee or other representative of the trust is a United States Citizen, and

  4.
  not less than 75% of the interest and voting power in the trust is ultimately held by United States Citizens.

☐  E.    Limited Liability Company:

1.
if member managed, all members of the limited liability company are United States Citizens, and

2.
if not member managed, any Person elected to manage the limited liability company or who is authorized to bind the limited liability company to any Person who holds a position equivalent to the chief executive officer, by whatever title, and the chairman of the board of directors in a corporation and any Person authorized to act in their absence are United States Citizens; non-U.S. citizens do not have authority within a management group whether through veto power, combined voting, or otherwise to exercise control over the limited liability company and 75.0% of the equity interest at each tier is owned by United States Citizens.

        Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Assignee

Signature and Date

Title (if applicable)

        Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or agent of any of the foregoing, the above certification shall be made both as to (a) such broker, dealer, bank, trust company, clearing corporation, other nominee owner or agent and (b) any person for whom the Assignee will hold the Common Units based on a similar certification from such beneficial owner.

APPENDIX C

GLOSSARY OF TERMS

Adjusted operating surplus:	For any period, operating surplus generated during that period is adjusted to:
	(a)	decrease operating surplus by:
		(1)	any net increase in working capital borrowings with respect to that period; and
		(2)	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and
	(b)	increase operating surplus by:
		(1)	any net decrease in working capital borrowings with respect to that period; and
		(2)	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
Adjusted operating surplus does not include that portion of operating surplus included in clause (a)(1) of the definition of operating surplus.
Available cash:	For any quarter ending prior to liquidation:
	(a)	the sum of:
		(1)	all cash and cash equivalents of OSG America L.P. and its subsidiaries on hand at the end of that quarter; and
(2)
all additional cash and cash equivalents of OSG America L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;
	(b)	less the amount of cash reserves established by our general partner to:
		(1)	provide for the proper conduct of the business of OSG America L.P. and its subsidiaries after that quarter;
		(2)	comply with applicable law or any debt instrument or other agreement or obligation to which OSG America L.P. or any of its subsidiaries is a party or its assets are subject; and

(3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that our general partner may not establish cash reserves for distributions to the subordinated units unless our general partner has determined that the establishment of reserves will not prevent OSG America L.P. from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by OSG America L.P. or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.
Articulated tug barge:
ATB is the abbreviation for Articulated Tug Barge, which is a tug-barge combination system capable of operating on the high seas, coastwise and further inland. It combines a normal barge, with a bow resembling that of a ship, but having a deep indent at the stern to accommodate the bow of a tug. The fit is such that the resulting combination behaves almost like a single vessel at sea as well as while maneuvering.
Bareboat charter:
A charter under which a customer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel. The customer pays all costs of operating the vessel, including voyage and vessel expenses. Bareboat charters are usually long term.
Capital surplus:
All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the completion of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.
Charter:
Contract entered into with a customer for the use of the vessel for a specific voyage at a specific rate per unit of cargo ("Voyage Charter"), or for a specific period of time at a specific rate per unit (day or month) of time ("Time Charter").
Chartered-in:	Vessels to which the operator has access pursuant to a charter. Also commonly referred to as "in-chartered" vessels.
Classification societies:	Organizations that establish and administer standards for the design, construction and operational maintenance of vessels. As a practical matter, vessels cannot trade unless they meet these standards.

Closing price:
The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, as reported in the principal consolidated transaction reporting system for securities listed on the principal national securities exchange on which the units of that class are listed. If the units of that class are not listed on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the NASDAQ Global Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our general partner.
Commercial management or commercially managed:
The management of the employment or chartering, of a vessel and associated functions, including seeking and negotiating employment for vessels, billing and collecting revenues, issuing voyage instructions, purchasing fuel, and appointing port agents.
Contract of affreightment or COA:
COA is the abbreviation for Contract of Affreightment, which is an agreement providing for the transportation between specified points for a specific quantity of cargo over a specific time period but without designating specific vessels or voyage schedules, thereby allowing flexibility in scheduling since no vessel designation is required. COAs can either have a fixed rate or a market-related rate. One example is lightering services that are provided to our customers in the Delaware Bay region pursuant to contracts under which we commit to provide such services using a vessel of our choice. When choosing the vessel, we take into account vessel positioning and capacity at the time the inbound vessel is ready to discharge its cargo.
COFR:
Certificates of financial responsibility sufficient to meet potential liabilities under OPA 90 and CERCLA, which owners and operators of vessels, including crude-oil tankers, must establish and maintain with the U.S. Coast Guard.
Common unit arrearage:
The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

Consecutive voyage charters or CVC:
CVC is the abbreviation for Consecutive Voyage Charter, which are used when a customer contracts for a particular vessel for a certain period of time to transport cargo between specified points for a rate that is determined based on the volume of cargo delivered. We bear the risk of delays under CVC arrangements.
Crude oil:	Oil in its natural state that has not been refined or altered.
Current market price:	For any class of units listed on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.
Deadweight tons or dwt:
dwt is the abbreviation for deadweight tons, representing principally the cargo carrying capacity of a vessel, but including the weight of consumables such as fuel, lube oil, drinking water and stores.
Deepwater:	Water with depths of more than 1,000 feet.
Demurrage:
Additional revenue paid to the shipowner on its Voyage Charters for delays experienced in loading and/or unloading cargo, which are not deemed to be the responsibility of the shipowner, calculated in accordance with specific Charter terms.
Double hull:	Hull construction design in which a vessel has an inner and an outer side and bottom separated by void space, usually two meters in width.
Drydocking:
An out-of-service period during which planned repairs and maintenance are carried out, including all underwater maintenance such as external hull painting. During the drydocking, certain mandatory Classification Society inspections are carried out and relevant certifications issued. Normally, as the age of a vessel increases, the costs of drydocking increases.
Estimated maintenance capital expenditures:
An estimate made by the board of directors of our general partner, with the concurrence of the conflicts committee, of the average quarterly maintenance capital expenditures that OSG America L.P. will incur over the long-term. The estimate will be made annually and whenever an event occurs that is likely to result in a material adjustment to the amount of maintenance capital expenditures on a long-term basis.
Expansion capital expenditures:
Cash capital expenditures for acquisitions or capital improvements. Expansion capital expenditures include the cash cost of equity and debt capital during construction of a capital asset. Expansion capital expenditures do not include maintenance capital expenditures or investment capital expenditures.
IMO:
IMO is the abbreviation for International Maritime Organization, an agency of the United Nations, which is the body that is responsible for the administration of internationally developed maritime safety and pollution treaties, including MARPOL.

Incentive distributions:	The distributions of available cash from operating surplus initially made to our general partner that are in excess of our general partner's aggregate 2% general partner interest.
Incentive distribution right:
A non-voting limited partner partnership interest issued to our general partner. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.
Interim capital transactions:	The following transactions if they occur prior to liquidation:
(a)
borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by OSG America L.P. or any of its subsidiaries;
(b) sales of equity interests by OSG America L.P. or any of its subsidiaries;
(c)
sales or other voluntary or involuntary dispositions of any assets of OSG America L.P. or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements);
(d) capital contributions; or
(e) corporate reorganizations or restructurings.
Investment capital expenditures:	Capital expenditures other than Maintenance Capital Expenditures or Expansion Capital Expenditures.
Jones Act:
U.S. law that applies to port-to-port shipments within the continental U.S. and between the continental U.S. and Hawaii, Alaska, Puerto Rico, and Guam, and restricts such shipments to vessels built in the United States, registered under the U.S. flag, manned by U.S. crews and owned and operated by U.S. organized companies that are controlled and at least 75% owned by U.S. citizens.
Lightering:	The process of off-loading crude oil or petroleum products from deeply laden inbound tankers into smaller tankers and/or barges.
Maritrans Entities:	Refers to certain wholly-owned subsidiaries of Maritrans Inc. acquired by OSG on November 28, 2006.
MARPOL:
International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto. This convention, which may, from time to time, be further amended or supplemented, includes regulations aimed at preventing and minimizing pollution from ships by accident and by routine operations.

Newbuild:	A new vessel under construction.
Off-hire:	The time during which a vessel is not available for service.
OPA 90:	OPA 90 is the abbreviation for the U.S. Oil Pollution Act of 1990, as amended.
Operating expenditures:
All cash expenditures of OSG America L.P. and its subsidiaries, including, but not limited to, taxes, reimbursements of the general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:
(a) Payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.
(b)
Operating expenditures will not include expansion capital expenditures or actual maintenance capital expenditures or investment capital expenditures, but will include estimated maintenance capital expenditures.
(c) Operating expenditures will not include:
(1) Payment of transaction expenses (including taxes) relating to interim capital transactions; or
(2) Distributions to partners.

Where capital expenditures consist of both maintenance capital expenditures and expansion capital expenditures, the general partner, with the concurrence of the conflicts committee, shall determine the allocation between the portion consisting of maintenance capital expenditures and the portion consisting of expansion capital expenditures, and the period over which the maintenance capital expenditures will be deducted as an operating expenditure in calculating operating surplus.
Operating surplus:	For any period prior to liquidation, on a cumulative basis and without duplication:
(a) the sum of

(1)
an amount equal to two times the amount needed for any one quarter for us to pay a distribution on all of our units, the general partner's 2% interest and the incentive distribution rights at the same per-unit amount as was distributed immediately preceding the date of determination (or with respect to the period commencing on the closing date and ending on December 31, 2007, it means the product of (x) $0.35 multiplied by (y) a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in the fiscal quarter in which the closing date occurs multiplied by (z) the number of units and general partner units outstanding on the record date with respect to such period);
(2)
all cash receipts of OSG America L.P. and its subsidiaries for the period beginning on the closing date of the initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions;
(3)
all cash receipts of OSG America L.P. and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less
(b)	the sum of:
(1)
operating expenditures (including our proportionate share of operating expenditures by certain subsidiaries we do not wholly own) for the period beginning on the closing date of the initial public offering and ending with the last day of that period, including estimated maintenance capital expenditures and the repayment of working capital borrowings, but not (x) the repayment of other borrowings or (y) expenditures incurred in connection with the expansion or increase in the transportation capacity of our fleet or investment capital expenditures; and

(2)
the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to provide funds for future operating expenditures; provided, however, that disbursements made (including contributions to a member of OSG America L.P. and its subsidiaries or disbursements on behalf of a member of OSG America L.P. and its subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if the general partner so determines.
Predecessor or OSG America Predecessor:	General term referring to certain wholly-owned subsidiaries of OSG being contributed to us in connection with completion of this offering.
Product carrier:	General term that applies to any tanker that is used to transport refined oil products, such as gasoline, jet fuel or heating oil.
Scrapping:	The disposal of vessels by demolition for scrap metal.
Shallow water:	Water with depths less than 1,000 feet.
Special survey:	An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special Surveys require a vessel to be drydocked.
Spot market:	The market for chartering a vessel for single voyages.
Subordination period:	The subordination period will generally extend from the closing of the initial public offering until the first to occur of:
(a) the first day of any quarter beginning after September 30, 2010, for which:
(1)
distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2)
the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and
(3) there are no arrearages in payment of the minimum quarterly distribution on the common units;
(b)
the date on which our general partner is removed as general partner of OSG America L.P. upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal;

provided, however, that the subordination period may be automatically terminated and subordinated units may convert into common units before September 30, 2010 as described in "How We Make Cash Distributions — Subordination Period."
Technical management:
The management of the operation of a vessel, including physically maintaining the vessel, maintaining necessary certifications, and supplying necessary stores, spares, and lubricating oils. Responsibilities also generally include selecting, engaging and training crew, and arranging necessary insurance coverage.
Time charter:
A Charter under which a customer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel. Subject to any restrictions in the Charter, the customer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The customer pays all voyage expenses such as fuel, canal tolls, and port charges. The shipowner pays all vessel expenses such as the Technical Management expenses.
Time charter equivalent or TCE:
TCE is the abbreviation for Time Charter Equivalent. TCE revenues, which is voyage revenues less voyage expenses, serves as an industry standard for measuring and managing fleet revenue and comparing results between geographical regions and among competitors.
Vessel expenses:	Includes crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs associated with the operation of vessels.

Voyage charters:
A Charter under which a customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. The shipowner pays all voyage expenses, and all vessel expenses, unless the vessel to which the Charter relates has been time chartered in. The customer is liable for Demurrage, if incurred.
Voyage expenses:
Includes fuel, port charges, canal tolls, cargo handling operations and brokerage commissions paid by the Company under Voyage Charters. These expenses are subtracted from shipping revenues to calculate Time Charter Equivalent Revenues for Voyage Charters.
Working capital borrowings:
Borrowings used exclusively for working capital purposes or to pay distributions to partners made pursuant to a credit facility, commercial paper facility or other similar financing arrangement; provided that when incurred it is the intent of the borrower to repay such borrowings within 12 months from other than additional working capital borrowings.

7,500,000 Common Units
Representing Limited Partner Interests

PROSPECTUS
            , 2007

Citi
UBS Investment Bank
Merrill Lynch & Co.
Raymond James
DnB NOR Markets

        Until            , 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the expenses (other than the underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of Securities and Exchange Commission registration fee, the NASD filing fee and the New York Stock Exchange listing fee, the amounts set forth below are estimates.

Securities and Exchange Commission registration fee	$5,567
NASD filing fee	18,613
New York Stock Exchange listing fee	150,000
Legal fees and expenses	1,250,000
Accounting fees and expenses	1,150,000
Printing and engraving costs	300,000
Transfer agent and registrar fees	15,000
Miscellaneous	110,820

Total	$3,000,000

Item 14.    Indemnification of Directors and Officers

        The section of the prospectus entitled "The Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Subject to any terms, conditions or restrictions set forth in the Partnership Agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. Reference is also made to the Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement in which OSG America L.P. will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. In addition, reference is made to the Form of Indemnification Agreement filed as Exhibit 10.6 to this registration statement, which will be entered into between OSG America L.P. and each director and officer of its general partner. Pursuant to each of these agreements, OSG America L.P. will agree to indemnify each director and officer of its general partner against certain expenses and losses relating to the fact that such person is or was a director or officer of the general partner.

Item 15.    Recent Sales of Unregistered Securities

        On May 14, 2007, in connection with the formation of the partnership, OSG America L.P. issued to (a) OSG America LLC the 2% general partner interest in the partnership for $20 and (b) OSG Bulk Ships, Inc. the 98.0% limited partner interest in the partnership for $980 in an offering exempt from registration under Section 4(2) of the Securities Act.

        There have been no other sales of unregistered securities within the past three years.

Item 16.    Exhibits

  Exhibits

Number Exhibit		Description
1.1	*	—Form of Underwriting Agreement
3.1	**	—Amended and Restated Certificate of Limited Partnership of OSG America L.P.
3.2	**	—Form of Amended and Restated Agreement of Limited Partnership of OSG America L.P. (included as Appendix A to the Prospectus)
3.3	**	—Certificate of Formation of OSG America LLC
3.4	**	—Form of Amended and Restated Limited Liability Company Agreement of OSG America LLC
5.1		—Opinion of Cravath, Swaine & Moore LLP as to the legality of the securities being registered
8.1	**	—Opinion of Cravath, Swaine & Moore LLP relating to tax matters
10.1	*	—Form of Revolving Credit Facility
10.2	*	—Form of Contribution, Conveyance and Assumption Agreement
10.3	**	—Form of Omnibus Agreement
10.4	*	—Form of Management Agreement
10.5	**	—Form of Administrative Services Agreement
10.6	**	—Form of Indemnification Agreement
10.7	**	—Form of Long-Term Incentive Plan
21.1	**	—List of Subsidiaries of OSG America L.P.
23.1		—Consent of Ernst & Young LLP (New York, New York)
23.2		—Consent of Ernst & Young LLP (Tampa, Florida)
23.3		—Consent of KPMG LLP
23.4	**	—Consent of Cravath, Swaine & Moore LLP (contained in Exhibit 5.1)
23.5	**	—Consent of Cravath, Swaine & Moore LLP (contained in Exhibit 8.1)
23.6		—Consent of Wilson Gillette & Co.
24.1	**	—Powers of Attorney
99.1	**	—Consent of Director Nominee Kathleen C. Haines
99.2	**	—Consent of Director Nominee James G. Dolphin
99.3	**	—Consent of Director Nominee Steven T. Benz

*
To be filed by amendment.

**
Previously filed.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with OSG America LLC, our general partner, or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to OSG America LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

        The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 26, 2007.

OSG AMERICA L.P.,
by	OSG AMERICA LLC, its General Partner
by	/s/ MYLES R. ITKIN Name: Myles R. Itkin Title: Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated and the dates indicated.

Signature	Title	Date

* Morten Arntzen	Chairman and Director of OSG America LLC	October 26, 2007
* Jonathan P. Whitworth	President, Chief Executive Officer (Principal Executive Officer) and Director of OSG America LLC	October 26, 2007
* Myles R. Itkin	Chief Financial Officer (Principal Financial and Accounting Officer) and Director of OSG America LLC	October 26, 2007
* Robert E. Johnston	Director	October 26, 2007
*By:	/s/ MYLES R. ITKIN Myles R. Itkin Attorney-in-Fact

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SUMMARY
OSG America L.P.
Business Opportunities
Our Competitive Strengths
Our Business Strategies
Risk Factors
The Transactions
Management of OSG America L.P.
Principal Executive Offices and Internet Address; SEC Filing Requirements
Summary of Conflicts of Interest and Fiduciary Duties
The Offering
Summary Historical and Pro Forma Financial and Operating Data
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
DILUTION
OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS
OSG America L.P. Pro Forma and Forecasted Results of Operations and Cash Available for Distribution (unaudited)
HOW WE MAKE CASH DISTRIBUTIONS
SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE JONES ACT PRODUCT CARRIER AND BARGE INDUSTRY
Petroleum Product Transportation by Mode and Location: 2006 estimated
Jones Act Trade Routes for Refined Petroleum Products: 2006 (in thousands of bpd)
Average Daily Time Charter Rates for US Flag Tankers & ITBs 2002-2006
BUSINESS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
CONFLICTS OF INTEREST AND FIDUCIARY DUTIES
DESCRIPTION OF THE COMMON UNITS
THE PARTNERSHIP AGREEMENT
UNITS ELIGIBLE FOR FUTURE SALE
MATERIAL TAX CONSEQUENCES
UNDERWRITING
LEGAL MATTERS
EXPERTS
EXPENSES RELATED TO THIS OFFERING
WHERE YOU CAN FIND MORE INFORMATION
INDUSTRY AND MARKET DATA
FORWARD-LOOKING STATEMENTS
INDEX TO FINANCIAL STATEMENTS
INTRODUCTION TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OSG AMERICA L.P.
OSG AMERICA L.P. UNAUDITED PRO FORMA COMBINED BALANCE SHEET
OSG AMERICA L.P. UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
OSG AMERICA L.P. UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
OSG AMERICA L.P. NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
OSG AMERICA PREDECESSOR PREDECESSOR COMBINED CARVE-OUT BALANCE SHEETS
OSG AMERICA PREDECESSOR PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF OPERATIONS
OSG AMERICA PREDECESSOR PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
OSG AMERICA PREDECESSOR PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF CHANGES IN STOCKHOLDER'S DEFICIENCY
OSG AMERICA PREDECESSOR NOTES TO PREDECESSOR COMBINED CARVE-OUT FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
OSG AMERICA PREDECESSOR INTERIM PREDECESSOR CONDENSED COMBINED CARVE-OUT BALANCE SHEETS
OSG AMERICA PREDECESSOR INTERIM PREDECESSOR CONDENSED COMBINED CARVE-OUT STATEMENTS OF OPERATIONS (Unaudited)
OSG AMERICA PREDECESSOR INTERIM PREDECESSOR CONDENSED COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS (Unaudited)
OSG AMERICA PREDECESSOR INTERIM PREDECESSOR CONDENSED COMBINED CARVE-OUT STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIENCY (Unaudited)
OSG AMERICA PREDECESSOR NOTES TO INTERIM PREDECESSOR CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS JUNE 30, 2007
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MARITRANS ENTITIES COMBINED CARVE-OUT BALANCE SHEETS
MARITRANS ENTITIES COMBINED CARVE-OUT STATEMENTS OF OPERATIONS
MARITRANS ENTITIES COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
MARITRANS ENTITIES COMBINED CARVE-OUT STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
MARITRANS ENTITIES NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
ALASKA TANKER COMPANY, LLC BALANCE SHEETS
ALASKA TANKER COMPANY, LLC STATEMENTS OF OPERATIONS
ALASKA TANKER COMPANY, LLC STATEMENTS OF MEMBERS' EQUITY Years ended December 31, 2006, 2005 and 2004
ALASKA TANKER COMPANY, LLC STATEMENTS OF CASH FLOWS
ALASKA TANKER COMPANY, LLC NOTES TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
OSG AMERICA L.P. BALANCE SHEET
OSG AMERICA L.P. NOTES TO BALANCE SHEET
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
OSG AMERICA LLC BALANCE SHEET
OSG AMERICA LLC NOTES TO BALANCE SHEET

ARTICLE I Definitions
ARTICLE II Organization
ARTICLE III Rights of Limited Partners
ARTICLE IV Certificates; Record Holders; Transfer of Partnership Interests
ARTICLE V Capital Contributions and Issuance of Partnership Interests
ARTICLE VI Allocations and Distributions
ARTICLE VII Management and Operation of Business
ARTICLE VIII Books, Records, Accounting and Reports
ARTICLE IX Tax Matters
ARTICLE X Admission of Partners
ARTICLE XI Withdrawal or Removal of Partners
ARTICLE XII Dissolution and Liquidation
ARTICLE XIII Amendment of Partnership Agreement; Meetings; Record Date
ARTICLE XIV Merger, Consolidation or Conversion
ARTICLE XV Right to Acquire Limited Partner Interests
ARTICLE XVI General Provisions
EXHIBIT A
to the Amended and Restated Agreement of Limited Partnership of OSG America L.P.
Certificate Evidencing Common Units Representing Limited Partner Interests in OSG America L.P.
ABBREVIATIONS
ASSIGNMENT OF COMMON UNITS in OSG AMERICA L.P.
EXHIBIT B to the Amended and Restated Agreement of Limited Partnership of OSG America L.P.
APPLICATION FOR TRANSFER OF COMMON UNITS
GLOSSARY OF TERMS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES